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INDEX TO FINANCIAL STATEMENTS

The registrant is submitting this amended draft registration statement confidentially as an "emerging growth company" pursuant to Section 6(e) of the Securities Act of 1933, as amended. As submitted confidentially to the Securities and Exchange Commission on December 22, 2016

Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-11

FOR REGISTRATION
UNDER
THE SECURITIES ACT OF 1933 OF SECURITIES
OF CERTAIN REAL ESTATE COMPANIES

Safety Income and Growth REIT, Inc.
(Exact name of registrant as specified in governing instruments)

1114 Avenue of the Americas
New York, New York 10036
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)

Jay Sugarman
Safety Income and Growth REIT, Inc.
Chief Executive Officer
1114 Avenue of the Americas
New York, New York 10036
Tel (212) 930-9400
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:
Kathleen L. Werner, Esq. Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 Tel (212) 878-8000 Fax (212) 878-8375	Edward F. Petrosky, Esq. Bartholomew A. Sheehan III, Esq. Sidley Austin LLP 787 Seventh Avenue New York, New York 10019 Tel (212) 839-5300 Fax (212) 839-5599

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

                   If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:    ☐

                   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

                   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

                   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

                   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

                   Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(3)

Common stock, $0.01 par value per share	$	$

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes the offering price of common stock that may be sold if the option to purchase additional shares granted by the Registrant to the underwriters is exercised in full.

(3)
Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

                   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these shares until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell these shares and it is not soliciting an offer to buy these shares in any jurisdiction where the offer or sale thereof is not permitted.

Subject to Completion,
Preliminary Prospectus Dated                         , 2016

PROSPECTUS

SHARES

SAFETY INCOME AND GROWTH REIT, INC.

Common Stock

              This is our initial public offering. We are selling              shares of our common stock and all of the shares of common stock offered by this prospectus are being sold by us. Prior to this offering, there has been no public market for our common stock. We anticipate that the initial public offering price will be between $             and $             per share. We intend to apply to have our common stock listed on the New York Stock Exchange under the symbol "SFTY." We will be externally managed by SFTY Manager LLC, a wholly-owned subsidiary of iStar Inc. (NYSE: STAR). Concurrently with the completion of this offering, we will sell              shares of our common stock in a private placement to iStar Inc. at the same price as the initial public offering price per share in this offering.

              We intend to elect to qualify as a real estate investment trust, or REIT, for U.S. federal income tax purposes, commencing with our taxable year ending December 31, 2017.

              Shares of our common stock are, with certain exceptions, subject to a 9.8% ownership limitation to, among other purposes, assist us in qualifying and maintaining our qualification as a REIT. In addition, our charter contains various other restrictions on the ownership and transfer of shares of our common stock. See "Description of Securities—Restrictions on Ownership and Transfer" beginning on page 152 of this prospectus.

              We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, as amended, and will be subject to reduced public company reporting requirements.

              Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 21 of this prospectus for a discussion of certain risk factors that you should consider before making a decision to invest in our common stock.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)
iStar Inc. has agreed to pay the underwriting discounts and commissions payable to the underwriters in connection with this offering, our other offering expenses and our expenses incurred in connection with the concurrent iStar placement, in an aggregate amount not to exceed $25 million. See "Underwriting—Commissions and Discounts".

              We have granted the underwriters the option to purchase an additional              shares of our common stock for 30 days after the date of this prospectus.

              Neither the Securities and Exchange Commission nor any state or other securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

              The underwriters expect to deliver the shares of our common stock on or about                 , 2017.

BofA Merrill Lynch	J.P. Morgan

The date of this prospectus is                     , 2017.

i

              You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by us. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any free writing prospectus prepared by us is accurate only as of their respective dates or on the date or dates which are specified in these documents. Our business, financial position, cash flows, liquidity, results of operations and prospects may have changed since those dates.

Tenant Data

              We provide information in this prospectus about our tenants and leases. This should not be construed to indicate that any of our tenants is a sponsor of this offering or is otherwise responsible for the information contained in, or omitted from, this prospectus. Additionally, some of this information is based on financial information provided to us by our tenants pursuant to our leases and has not been independently investigated or verified by us.

Non-GAAP Financial Measures

              We use non-GAAP financial measures in this prospectus. For definitions and reconciliations of these non-GAAP financial measures, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures."

Certain Defined Terms

              Unless the context otherwise requires, the following terms used throughout this prospectus have the following meanings:

"Combined Property Value"	the combined value of the land, buildings and improvements relating to a commercial property, as if there were no GNL on the land at the property, as such value is determined by us using one or more valuation methodologies that we consider appropriate.
"concurrent iStar placement"

the private placement of            shares of our common stock to iStar that will be purchased by iStar at a price per share equal to the initial public offering price and will occur concurrently with this offering. The exact number of shares purchased by iStar in the concurrent iStar placement will be equal to 5.3% of the total number of shares of our common stock sold to public investors in this offering.

"formation transactions"	the transactions described under "Structure and Formation of Our Company" that we intend to consummate prior to or concurrently with the completion of this offering.
"GAAP"	accounting principles generally accepted in the United States of America.
"GNL"

ground net lease and any other lease that we determine has characteristics of a ground net lease, including length of lease term, value to Combined Property Value, periodic rent escalations or percentage rent participations and triple net terms.

"Ground Rent Coverage"

with respect to a property subject to a GNL, the ratio of the Underlying Property NOI to the base rental payment due to us under the GNL for the initial twelve month period of the GNL, or for such other period as may be specified in this prospectus. Underlying Property NOI is based on information reported to us by our tenants without any independent investigation or verification by us.

"iStar"

iStar Inc. (NYSE: STAR), a publicly-traded REIT and our ultimate parent company before giving effect to this offering, the concurrent iStar placement and the formation transactions described in this prospectus.

"NYSE"	New York Stock Exchange.
"our manager"	SFTY Manager LLC, our external manager and a wholly-owned subsidiary of iStar.
"predecessor"

a combination of entities owned by iStar prior to the formation transactions that own, prior to the completion of this offering, the 12 properties subject to long-term leases that comprise our initial portfolio.

"Underlying Property NOI"

with respect to a property, the net operating income of the commercial real estate being operated at the property without giving effect to any rent paid or payable under our GNL. Net operating income is calculated as property-level revenues less property-level operating expenses as reported to us by the tenant. We rely on net operating income as reported to us by our tenants without any independent investigation or verification by us.

"we," "our," "us" and "our company"

(i) Safety Income and Growth REIT, Inc., a Maryland corporation, together with its consolidated subsidiaries, including Safety Income and Growth Operating Partnership LP, a Delaware limited partnership, which we refer to in this prospectus as "our operating partnership," after giving effect to the formation transactions described in this prospectus and (ii) our predecessor before giving effect to the formation transactions described in this prospectus.

              Unless the context otherwise requires or indicates, the information contained in this prospectus assumes: (i) the formation transactions, as described under the caption "Structure and Formation of Our Company" beginning on page 138 of this prospectus, have been completed; (ii) the            shares of common stock to be sold in this offering and the concurrent iStar placement are sold at $            per share, which is the mid-point of the initial public offering price range set forth on the cover page of this prospectus; (iii) no exercise by the underwriters of their option to purchase up to an additional            shares of our common stock; and (iv) all property information is as of September 30, 2016.

Market Data

              We use market data, including certain forecasts, in the "GNL Market Overview" sections under the captions "Prospectus Summary" and "Business and Properties." We have obtained this information from a market study prepared for us by Rosen Consulting Group, or RCG, a nationally recognized real estate consulting firm, in December 2016. We have paid RCG a fee for their services. The information is included herein in reliance on RCG's authority as an expert on such matters. See "Experts." We believe the data prepared by RCG is reliable, but we have not independently investigated or verified such data. Any forecasts prepared by RCG are based on data (including third-party data), models and experience of various professionals, and are based on various assumptions, all of which are subject to change without notice. There is no assurance that any of the forecasts will be achieved.

PROSPECTUS SUMMARY

              Before making a decision to invest in our common stock, you should read the following summary together with the more detailed information regarding our company, including under the caption "Risk Factors," as well as the historical combined and unaudited pro forma financial statements, including the related notes, appearing elsewhere in this prospectus.

 THE COMPANY

Overview

              We believe that we are the first publicly-traded company formed primarily to own, manage, acquire and finance ground net leases, or GNLs. GNLs generally represent ownership of the land underlying commercial real estate projects that is net leased by the fee owner of the land to the owners/operators of the real estate projects built thereon. GNLs are typically "triple net" leases, meaning that the tenant is responsible for development costs, capital expenditures and all property operating expenses, such as maintenance, real estate taxes and insurance. GNLs are typically long-term (base terms ranging from 30 to 99 years, often with tenant renewal options) and have contractual base rent increases (either at a specified percentage or CPI-based, or both) and sometimes include percentage rent participations.

              We believe that a GNL represents a safe position in a property's capital structure. This safety is derived from the typical structure of a GNL, which we believe creates a low likelihood of a tenant default and a low likelihood of a loss by the GNL owner in the event of a tenant default. A GNL lessor typically has the right to regain possession of its land and take ownership of the buildings and improvements thereon upon a tenant default, which provides a strong incentive for a GNL tenant to make the required GNL rent payments. Additionally, the Combined Property Value of a property subject to a GNL typically exceeds the amount of the GNL owner's investment at the time it was made; therefore, even if the GNL owner takes over the property following a tenant default or upon expiration of the GNL, the owner is reasonably likely to recover substantially all of its GNL investment, and possibly amounts in excess of its investment, depending upon prevailing market conditions.

              We target GNLs because we believe that rental income from GNLs can provide us with a safe, secure and growing cash flow stream. We believe that GNLs offer us the opportunity to realize superior risk-adjusted total returns when compared to certain other alternative commercial property debt and equity investments. We intend to target investments in long-term GNLs in which: (i) the initial value of our GNL represents 30% to 45% of the Combined Property Value; (ii) the Ground Rent Coverage of the GNL is between 2.0x to 5.0x; and (iii) the GNL contains contractual rent escalation clauses or percentage rent that participates in gross revenues generated by the commercial real estate on the land. We believe that these target attributes will mitigate the effects of inflation, compensate for anticipated increases in land values over time and establish a conservative position in the case of defaults. We intend to construct a portfolio of GNLs diversified by property type, geography, tenant and lease term.

              We believe that there is a significant market opportunity for a provider of GNL capital like us. We believe that the market for existing GNLs is a fragmented market with ownership comprised primarily of high net worth individuals, pension funds, life insurance companies, estates and endowments. However, while we intend to pursue acquisitions of existing GNLs, our investment thesis is predicated, in part, on what we believe is an untapped market opportunity to expand the use of the GNL structure to a broader component of the approximately $7.0 trillion institutional commercial property market in the United States. We intend to capitalize on this market opportunity by utilizing multiple GNL sourcing and origination channels, including acquiring existing GNLs, manufacturing new GNLs with third-party owners of commercial real estate and originating GNLs to provide capital for development and redevelopment. We further believe that GNLs generally represent an attractive source of capital for our tenants and may allow them to generate superior returns on their invested equity as compared to utilizing alternative sources of capital. We intend to draw on the extensive investment origination and sourcing platform of iStar, the parent company of our manager, to actively promote the benefits of the GNL structure to prospective GNL tenants.

              Our diverse initial portfolio is comprised of 12 properties located in major metropolitan areas that were acquired or originated by iStar over the past 20 years. All of the properties in our initial portfolio are subject to long-term net leases consisting of seven GNLs and one master lease (covering five properties) that provide for periodic contractual rental escalations or percentage rent participations in gross revenues generated at the relevant properties. The weighted average Ground Rent Coverage of the initial portfolio as of September 30, 2016 was 4.47x.

              We will be externally managed by SFTY Manager LLC, a wholly-owned subsidiary of iStar. iStar will own    % of the outstanding shares of our common stock, after giving effect to this offering, the formation transactions and the concurrent iStar placement in which iStar will purchase        shares of our common stock at the initial public offering price. Although our manager is recently formed, iStar has been an active real estate investor for over 20 years and has executed transactions with an aggregate value in excess of $35.0 billion. iStar has an extensive network for sourcing investments, which includes relationships with brokers, corporate tenants and developers, that it has established over its long operating history. As of September 30, 2016, iStar had total gross assets of approximately $5.6 billion and 192 employees in its New York City headquarters and its seven regional offices across the United States.

              We have designed our management agreement with terms that we believe are beneficial to us and our stockholders. We will pay no management fee to our manager during the first two years of the management agreement. Our manager will be entitled to a management fee based on our total equity (as defined in our management agreement), which will be payable solely in shares of our common stock, but will not be entitled to receive any additional performance or incentive compensation. Our management agreement will have an initial term of one year with annual renewals to be approved by a majority of the independent members of our board of directors. The management agreement may be terminated by us or our manager at the end of each annual term without the payment of a termination fee. Additionally, concurrently with the completion of this offering, we will enter into an exclusivity agreement with iStar, pursuant to which iStar will agree that it will not acquire, originate, invest in, or provide financing for a third party's acquisition of, a GNL unless it has first offered that opportunity to us and a majority of our independent directors has declined the opportunity or the opportunity only includes an incidental interest in GNLs. See "Our Manager and the Management Agreement—Exclusivity."

              We intend to elect and qualify to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes, commencing with our taxable year ending December 31, 2017.

Business and Growth Strategies

              Our primary investment objective is to construct a diversified portfolio of GNLs that will generate attractive risk-adjusted returns and support stable and growing distributions to our stockholders. The strategies we intend to use to seek to achieve our objective include:

  •
  Utilize Multiple GNL Sourcing and Origination Channels.    We have identified several channels for pursuing GNL investment opportunities:

  •
  Acquire Existing GNLs.    We will seek to acquire existing GNLs that are marketed for sale and actively solicit potential sellers and related property brokers of existing GNLs to engage in off-market transactions. Our structure as an UPREIT gives us the ability to acquire GNLs from owners, particularly estates and high net worth individuals, using operating partnership units that may provide the seller with tax advantages, as well as liquidity, portfolio diversification and professional management.

    •
    Manufacture a GNL with a Third Party.    We will seek to pursue opportunities where a third party owner of a commercial property may be interested in utilizing a GNL structure to facilitate its options with respect to its interests in the property. We will manufacture the GNL by splitting ownership of the property into an ownership interest and GNL on the land, and a separate leasehold interest of the building and other improvements thereon. We will acquire the ownership interest and GNL on the land from the third party.

    •
    Originate GNLs to Provide Capital For Development or Value-Add Redevelopment or Repositioning.    We will seek opportunities where we can purchase land and simultaneously lease it pursuant to a new GNL to a tenant who plans to develop a new, or significantly improve an existing, commercial property on the land.

    •
    Acquire a Commercial Real Estate Property to Create a GNL.    We will seek in select instances to acquire commercial real estate properties that have the potential to be converted into an ownership structure that includes a GNL retained by us and a leasehold interest that we will seek to sell to a third party.

    •
    Finance Third Party GNLs.    Combining our capital resources with iStar's relationships and GNL expertise (which will be available to us through our manager), we will seek opportunities to generate attractive risk-adjusted returns by financing the acquisition of GNLs by third parties.

  •
  Follow a Disciplined Investment Strategy.    We generally intend to target GNLs that meet some or all of the following investment criteria:

  •
  Underlying properties located in major metropolitan areas;

  •
  Average remaining initial lease terms of 30 to 99 years;

  •
  Periodic contractual rent escalators or percentage rent participations;

  •
  Value of approximately 30% to 45% of the Combined Property Value at the commencement of the lease or the acquisition date;

  •
  Ground Rent Coverage of approximately 2.0x to 5.0x for the initial twelve month period of the lease;

  •
  First year cash return on asset of between 4.0% and 6.0%;

  •
  Underlying properties that we believe are well located in markets with high barriers to entry and that have durable cash flow; and

  •
  Transaction sizes ranging from $20 to $250 million.

  •
  Leverage iStar's Network and Expertise.    Through our manager, we will have access to iStar's fully-integrated real estate investment platform. iStar has an extensive network for sourcing investments, which includes relationships with brokers, corporate tenants and developers, that it has established over more than 20 years of operations. In particular, iStar has invested more than $5.0 billion in net leased assets over 15 years. As of September 30, 2016, iStar's net lease real estate portfolio (including properties owned in its net lease joint venture) had a gross carrying value of approximately $2.0 billion. In addition, iStar has significant experience in the direct ownership of operating real estate as well as construction and land development.

  •
  Maintain Access to Multiple Sources of Capital.    We intend to maintain sufficient capital resources to pursue our investment strategy through access to multiple capital sources, including a new $             million revolving credit facility that we expect to obtain upon completion of this offering, possible future secured debt, unsecured corporate debt and the potential issuance of equity securities. We will also have the ability to offer operating partnership units to sellers of properties as a potentially tax efficient acquisition currency. We believe that having access to multiple sources of capital, including the public capital markets, and the ability to offer operating partnership units to sellers of properties may provide us with a cost of capital advantage and an advantage in acquisitions relative to non-public competitors.

Investment Highlights

  •
  Cash Flow Safety with Growth.    We generally seek to invest in GNLs that have conservative Ground Rent Coverage of 2.0x to 5.0x for the first 12 month period of the lease and that have a value of between 30% and 45% of the Combined Property Value at the commencement of the lease or acquisition date. The periodic contractual rental escalations and, in some cases, percentage rent participations, structured in our leases create embedded revenue growth and are intended to mitigate the effects of inflation and compensate us for the anticipated increases in land values over time. In addition, GNLs are typically triple net structures under which we have no responsibility for development costs, capital expenditures or any property operating expenses, such as maintenance, real estate taxes and insurance. We believe that the stability and growth prospects of our cash flows, combined with the relative safety of our assets, offer the opportunity to generate attractive risk-adjusted returns for our stockholders.

  •
  First Mover Advantage in Untapped Market.    We believe that the market for existing GNLs is fragmented with ownership comprised primarily of high net worth individuals, pension funds, life insurance companies, estates and endowments. We also believe that there are significant opportunities to create and acquire GNLs outside of the existing market, because we believe we can offer attractive capital to property owners. As the first publicly-traded company focusing primarily on GNLs, we believe that we can offer property owners a unique opportunity to contribute their properties to a real estate focused, diversified and professionally managed company. In addition, we believe that our capital resources, including availability under the new $             million revolving credit facility that we expect to obtain upon completion of this offering, and potential access to both public and private capital markets, will give us a competitive advantage when seeking to acquire and originate GNLs.

  •
  Attractive Initial Portfolio.    Our initial portfolio is comprised of 12 properties located in major metropolitan areas that were acquired or originated by iStar over the past 20 years. All of the properties in the initial portfolio are subject to long-term leases that provide for periodic contractual rental escalations or percentage rent that participates in gross revenues generated at the properties. The weighted average Ground Rent Coverage of the initial portfolio for the 12 months ended September 30, 2016 was 4.47x. We intend, over time, to increase the diversity of our portfolio by property type, geography, tenant and lease term in an effort to further enhance the safety of our cash flow by limiting the risks of concentration.

  •
  Unleveraged Initial Balance Sheet Positioned for Growth.    Upon completion of this offering we do not expect to have any outstanding indebtedness. Additionally, we intend to enter into a new $           million revolving credit facility upon completion of this offering that we expect to be undrawn and available to fund our investment activity. Our current strategy is to target overall leverage at an amount that is approximately 25% of the aggregate Combined Property Value of our portfolio, but not to exceed a ratio of 2:1 relative to our total equity.

    However, our organizational documents do not limit the amount of indebtedness that we may incur.

  •
  iStar Relationship and Sponsorship.    We believe that our relationship with iStar will provide us with opportunities to source and originate GNL transactions that may not otherwise be available to us. iStar currently has 192 professionals dedicated to investment origination, underwriting, asset management, legal review, accounting and other disciplines that will be available to us through our manager. As we seek to grow our business, we believe that we will benefit from iStar's geographic reach and more than 20 years of experience sourcing, underwriting and executing investments in all major property types, through numerous real estate cycles and negotiating with major sponsors. We further believe that the terms of our management agreement, including the elimination of the management fee during its first two years, payment of the management fees solely in shares of our common stock and the absence of any incentive compensation or termination fees, and iStar's ownership of            % of our outstanding common stock after giving effect to this offering, the formation transactions and iStar's purchase of            shares in the concurrent iStar placement, significantly align iStar's interests with ours.

Our Initial Portfolio

              Our initial portfolio is comprised of 12 properties located in ten states with eight tenants. Our initial portfolio is comprised of seven GNLs and a master lease (relating to five hotel assets) that has many of the characteristics of a GNL, including length of lease term, percentage rent participations and triple net terms. The tables below present an overview of our portfolio as of September 30, 2016, unless otherwise indicated.

Our Leases

										Rent
			Lease Terms							($ in millions)
								Contractual Rent Escalations or Percentage Rent During Initial Lease Term		Cash				GAAP
Property Name	Tenant	Guarantor	Lease Commencement Date	Lease Expiration Date	Original Term	Remaining Term	Tenant Extension Options			A In Place Base Rent (Annualized)(1)		B TTM Percentage Rent(2)	C Total (A + B)	D Total GAAP Income(3)
Doubletree Seattle Airport(4)	HLT Operate DTWC LLC	Park Intermediate Holdings LLC	8/1/1995	12/31/2025	30 yrs	9 yrs	2 × 5 yrs	% Rent		$4.5		$0.8	$5.3	$5.3
One Ally Center	500 Webward LLC	N/A	3/31/2015	3/31/2114	99 yrs	98 yrs	2 × 30 yrs	1.5% / p.a.; CPI Lookback	(5)	2.5		N/A	2.5	5.3
Hilton Salt Lake(4)	HLT Operate DTWC LLC	Park Intermediate Holdings LLC	8/1/1995	12/31/2025	30 yrs	9 yrs	2 × 5 yrs	% Rent		2.7		0.5	3.2	3.2
Doubletree Mission Valley(4)	HLT Operate DTWC LLC	Park Intermediate Holdings LLC	8/1/1995	12/31/2025	30 yrs	9 yrs	2 × 5 yrs	% Rent		1.1		0.6	1.7	1.7
Doubletree Sonoma(4)	HLT Operate DTWC LLC	Park Intermediate Holdings LLC	8/1/1995	12/31/2025	30 yrs	9 yrs	2 × 5 yrs	% Rent		0.7		0.4	1.1	1.1
Doubletree Durango(4)	HLT Operate DTWC LLC	Park Intermediate Holdings LLC	8/1/1995	12/31/2025	30 yrs	9 yrs	2 × 5 yrs	% Rent		0.9		0.3	1.2	1.1
Dallas Market Center: Sheraton Suites	Dallas Suites RE, LLC	N/A	9/30/2015	9/30/2114	99 yrs	98 yrs	None	2.0% / p.a.	(6)	0.4		N/A	0.4	1.1
Northside Forsyth Hospital Medical Center	Forsyth Physicians Center SPE 1, LLC	Individual principal at property developer(7)	4/25/2016	4/25/2115	99 yrs	99 yrs	2 × 30 yrs	1.5% / p.a.; CPI Lookback	(8)	0.5	(9)	N/A	0.5	0.8
NASA/JPSS Headquarter	DRV Greentec, LLC	N/A	10/31/2005	10/31/2075	70 yrs	59 yrs	2 × 15 yrs	3.0% / 5yrs		0.4		N/A	0.4	0.5
The Buckler Apartments	CA/Phoenix 401 Property Owner, LLC	N/A	11/21/2014	11/30/2112	98 yrs	96 yrs	None	15% / 10yrs		0.3		N/A	0.3	0.5
Dallas Market Center: Marriott Courtyard	ARC Hospitality Portfolio I DLGL Owner, LP	American Realty Capital Hospitality Trust, Inc.	2/21/1989	1/2/2026	37 yrs	9 yrs	4 × 10 yrs	% Rent		0.1		0.2	0.3	0.3
Lock Up Self Storage Facility	Lock Up-Evergreen Development Series, LLC / Bloomington Development Series	Evergreen Real Estate Partners, LLC(10)	9/19/2007	9/30/2037	30 yrs	21 yrs	None	3.5% / 2yrs		0.1		N/A	0.1	0.1

Total / Weighted Avg.										$14.2		$2.8	$17.0	$21.0

(1)
Annualized cash base rental income in place as of September 30, 2016.

(2)
Total percentage cash rental income during the 12 months ended September 30, 2016.

(3)
Column "D" represents column "C" adjusted for non-cash income, primarily consisting of straight-line rent, to conform with GAAP.

(4)
Property is part of the Hilton Western Portfolio and is subject to a master lease. See "Business and Properties—Descriptions of Properties in Our Initial Portfolio."

(5)
During each 10th lease year, annual fixed rent is adjusted to the greater of (i) 1.5% over the prior year's rent, or (ii) the product of the rent applicable in the initial year of the 10 year period multiplied by a CPI factor, subject to a cap on the increase of 20% of the rent applicable in that initial year.

(6)
For the 51st through 99th years of the lease, the base rent is the greater of (i) the annual rent calculated based on 2.0% annual rent escalation throughout the term of the lease, and (ii) the fair market rental value of the property.

(7)
Guarantee expires upon completion of construction.

(8)
During each 10th lease year, annualized fixed rent is adjusted to the greater of (i) 1.5% of the prior year's rent, or (ii) the product of the prior year's rent multiplied by a CPI factor, subject to a cap on the increase of 20% of the prior year's rent.

(9)
Represents annualized base rent in place upon full funding of our construction funding commitment relating to this property. As of September 30, 2016, annualized in place base rent was $0.3.

(10)
The individual principals' guaranty covers tenant obligations to the extent not guaranteed by Evergreen Real Estate Partners, LLC.

Underlying Property and Tenant Information

	Property							Financial Data
								($ in millions)
Property Name	MSA	Address	Property Type	Year Built / Major Renovation Date	Occupancy as of September 30, 2016(1)	Units / Keys	Square Feet	Underlying Property NOI(2)		Ground Rent Coverage
Doubletree Seattle Airport	Seattle-Tacoma-Bellevue	18740 International Blvd, Seattle, WA	Hotel	1969 / 2011	85%	850	579,432	$14.0		3.12x
One Ally Center	Detroit-Warren-Dearborn	500 Woodward Ave, Detroit, MI	Office	1992	100%	N/A	957,355	13.9	(3)	5.49x
Hilton Salt Lake	Salt Lake City	255 S. West Temple, Salt Lake City, UT	Hotel	1983 / 2012	73%	499	425,000	10.0		3.73x
Doubletree Mission Valley	San Diego-Carlsbad	7450 Hazard Center Dr., San Diego, CA	Hotel	1991 / 2012	88%	300	236,745	7.6		6.76x
Doubletree Sonoma	San Francisco-San Jose-Oakland	1 Doubletree Dr., Rohnert Park, CA	Hotel	1987 / 2016	76%	245	213,000	4.2		5.77x
Doubletree Durango	Durango	501 Camino Del Rio, Durango, CO	Hotel	1986 / 2009	79%	159	132,384	3.1		3.61x
Dallas Market Center: Sheraton Suites	Dallas-Fort Worth-Arlington	2101 Stemmons Freeway, Dallas, TX	Hotel	1989 / 2016	79%	251	178,331	2.4		6.89x
Northside Forsyth Hospital Medical Center	Atlanta-Sandy Springs-Marietta	4150 Deputy Bill Cantrell Memorial Rd, Cumming, GA	Medical Office Building	2017(4)	80%	N/A	92,573(5)	1.5	(6)	3.05x
NASA/JPSS Headquarters	Washington-Arlington-Alexandria	7700 and 7720 Hubble Drive, Lanham, MD	Office	1994	100%	N/A	120,000	2.0	(7)	4.59x
The Buckler Apartments	Milwaukee-Waukesha-West Allis	401 West Michigan Street, Milwaukee, WI	Multi-Family	1977 / 2016	65%	207	212,486	1.8	(8)	7.20x
Dallas Market Center: Marriott Courtyard	Dallas-Fort Worth-Arlington	2150 Market Center Blvd, Dallas, TX	Hotel	1989 / 2010	71%	184	158,805	2.2		17.27x
Lock Up Self Storage Facility	Minneapolis-St. Paul-Bloomington	221 American Blvd W., Bloomington, MN	Self Storage	2008	84%	819	104,000	0.8		6.48x

Total / Weighted Avg.							3,410,111	$63.5		4.47x	(9)

(1)
The hotel occupancy rates shown are the average occupancy rates of the hotels for the 12 months ended September 30, 2016. Northside Forsyth Medical Center is currently under construction and occupancy reflects pre-leased percentage as of September 30, 2016. The Buckler Apartments property is currently in its lease-up phase. The occupancy rate of Lock Up Self Storage Facility is the midpoint of the occupancy range as of June 30, 2016, provided by the tenant. We rely on the occupancy information reported to us by our tenants and do not independently investigate or verify the information supplied to us by our tenants.

(2)
Underlying Property NOI for the 12 months ended September 30, 2016 unless otherwise noted.

(3)
Represents stabilized net operating income once rent abatement periods have ended, based on lease contracts in place.

(4)
Medical center that is currently under construction, with completion expected in March 2017.

(5)
Represents square footage of initial building currently under construction. The site can accommodate an additional 115,100 square feet.

(6)
Represents our underwritten expected net operating income at the property upon completion of construction and stabilization.

(7)
Does not reflect $0.8 of rent concessions given by our GNL tenant to one of its subtenants for the period from June 1, 2016 through August 31, 2016.

(8)
Represents our underwritten expected net operating income at the property upon stabilization.

(9)
The weighted average of the Ground Rent Coverage is calculated by dividing the Underlying Property NOI of $63.5 million shown in this table by the in-place base rent of $14.2 million shown in the table titled "Our Leases" above.

GNL Market Overview

              Unless otherwise indicated, all information contained in this GNL Market Overview section is derived from a market study prepared for us by Rosen Consulting Group ("RCG"), a nationally recognized real estate consulting firm, as of December 20, 2016, and the projections and beliefs of RCG stated herein are as of that date.

              According to RCG, the significant market opportunity for the ground net lease structure across a large variety of property types and the potential for favorable relative risk/return position compared with other real estate assets, bodes well for future expansion in the sector.

              The fragmented market, combined with limited historical data, makes it difficult to determine the size of the current ground net lease market; however, there is a significant volume of ground net lease transaction activity each year. According to Real Capital Analytics, over $4.4 billion of existing GNLs were sold in the secondary market in 2015 and 2016 year to date in the United States. This total does not include GNLs that were created (i.e. newly structured with assets owned in fee simple in privately negotiated transactions) during this time period, as data regarding newly created GNLs is limited. In addition to existing GNLs, there is a significant opportunity to expand the market size and prevalence of GNLs by creating new GNLs with assets currently owned in fee simple. The U.S. real estate market is the largest in the world with both existing assets and developable raw land. Savills World reports approximately $13.1 trillion of high-quality commercial (office, industrial, lodging, industrial and residential) real estate exists in North America, with the vast majority concentrated in the United States.

              Today, GNLs are used to capitalize all major property types of the commercial real estate market, including office, industrial, retail, lodging, residential and healthcare properties, throughout the world and are relatively common in England, Scotland, Northern Ireland, Hong Kong, China and throughout the United States, with concentrations in California, New York and Hawaii. Properties in the United States that are on leased land include the Chrysler building and Battery Park City in New York City, Hotel Palomar in the Westwood neighborhood of Los Angeles, the new apartment development, One Santa Fe, in the downtown Los Angeles Arts District, Trump International Hotel in Washington D.C., and the Royal Hawaiian Hotel in Honolulu.

Ground Net Lease Structure

              The ground net lease structure generally separates the ownership of the land from the ownership of the improvements thereon. However, due to the long duration of a typical GNL, the "value" of the improvements is effectively transferred to the tenant given that the useful life of the improvements is typically less than the term of the GNL.

              In most GNLs, the landlord and tenant agree to a pre-determined rent payment schedule, which generally includes a rent escalation provision that provides for contractual rent increases at fixed intervals or time periods, for example every year or every 10 years. This rent escalation provision is intended to mitigate the landowner's exposure to inflation risk and compensate the landlord for any increase in the value of the parcel of land underlying the GNL since the time of lease inception.

              Rent escalation provisions in GNLs typically include one or a combination of the following components: a) a fixed percentage escalation, such as 2% per year or 10% every 5 years, b) an escalation based on the change in an index, such as the consumer price index, or c) a percentage of the tenant's revenue derived from the operating performance of the commercial real estate on the land.

              At the end of the term of the ground net lease, which often may be extended on one or more occasions by the tenant pursuant to contractual options contained in the lease, the land and any improvements thereon, revert to the landlord. This is referred to as a "reversionary interest" and is typical in GNLs. At the end of a GNL's term, if it is not extended, the lessor regains possession of the land and any improvements thereon, whereupon the land owner may enter a new GNL on then current market terms, sell the land and improvements thereon or operate the property directly and lease the space to tenants at market rates. In the event the GNL's term is extended, the rent during the extension period is typically based on a fair market valuation of the land at the time of the extension, at the highest and best use, as determined by an independent appraiser.

              The landlord under a ground net lease typically holds the senior and unsubordinated fee interest in the land, and the interests of the leasehold tenant, or lessee, and any leasehold interest mortgage lender are subordinate to the landlord's fee interest. As a result, unsubordinated ground leases provide the landlord with significant protection against tenant default. In the event of a tenant default under the GNL that remains uncured by the tenant or, if applicable, the leasehold interest mortgage lender, the landlord generally has the right to terminate the lease, evict the tenant and regain possession of the land and any improvements thereon.

              GNLs can be an attractive option for capitalizing the acquisition, redevelopment, development or recapitalization of commercial real estate assets because they have the potential to efficiently allocate an investment's risk among various capital providers based upon their desired or targeted risk profile. It is very common for mortgage financing on real estate assets to be separated into several components, for example an A note and a B note with the potential for an additional mezzanine tranche. Equity has traditionally been tranched through joint ventures that may allocate profits and losses on a pro rata basis or may include a "promote" to the sponsor/developer based on a "waterfall" or other pre-determined profit sharing arrangement. Ground net leases take this process one meaningful step further by allocating the most secure position in the capital stack of a particular commercial real estate asset, with a priority in cash flow and legal ownership, to the ground lessor, thereby providing the real estate equity investor with an alternative to seeking mezzanine financing and/or joint venture partners.

Compelling Investment Characteristics of Ground Net Leases

              Three key characteristics of ground net leases account for much of their investment appeal. These include the 1) stability of GNL value, 2) seniority of GNL position in the capital stack and 3) growth of GNL income and underlying real estate value

    Stability of GNL Value

              In most commercial real estate investments, the portion of investment return attributed to rental income is more stable than that attributed to any capital appreciation of the asset. The NCREIF Property Index measures the return components of high quality commercial real estate. The index, as depicted below, demonstrates that from 1980 to 2015, the income component of a commercial property's investment return is much more stable than that of the capital appreciation component.

NPI Index of Income and Capital Appreciation

Source: NCRBF

              With GNLs, income stability and capital return can be even greater than those associated with direct fee ownership, due to the long lease terms and rent escalation provisions included in most

GNLs, which often result in a narrower cap rate trading range than those associated with direct fee ownership over time.

    Seniority of GNL Position in the Capital Stack

              In general, due to the unsubordinated nature of ground net lease rental payments, a landlord under a ground net lease is less likely to suffer a loss of rental income than an investor in other types of commercial real estate investments. If the tenant under a GNL experiences financial difficulties due to poor performance of the underlying property, the landlord's ability to recapture the land and any improvements thereon in the event of a tenant default typically motivates the tenant to use all available cash to remain current on the ground lease payments. If there is a leasehold interest loan on the asset, secured by the tenant's leasehold interest, the lender provides additional protection to the ground lessor, as it will often be incentivized to protect its interest. If a leasehold lender forecloses on the borrower-lessee, the leasehold lender generally becomes the lessee under the GNL. However, in order for the leasehold lender to recover the principal balance of its loan, it would need to keep the ground net lease current, or the lessor could terminate the lease, resulting in a loss of principal to the leasehold lender.

              If neither the tenant nor the leasehold interest lender cure the default, additional security to the lessor lies in the fact that any improvements on the land revert to the lessor upon termination of the lease or completion of an eviction proceeding. Furthermore, any sub-leases with sub-tenants occupying the underlying property will inure to the benefit of the ground lessor, who will benefit from such sub-tenants' obligations to pay rent under their respective sub-leases.

    Growth of GNL Income and Underlying Real Estate Value

              As detailed in "Ground Net Lease Structure" above, most GNLs have relatively long lease terms and provide a steady, long-term, bond-like income stream. However, unlike fixed-rate bonds, which decrease in value in a rising interest rate environment (unless held to maturity), most GNLs provide for some inflation protection due to rent escalation provisions that generally obligate the tenant to pay an increasing amount of rent over time.

              Additional inflation protection for a ground lessor is provided by its ownership of the residual interest (i.e. upon expiration of the ground lease the lessor will regain possession of the land and take ownership of any improvements thereon). Accordingly, any increase in value of the underlying land and improvements thereon that was not realized through rent escalations during the term of the GNL will inure to the benefit of the lessor who will be able to seek to realize such increase in value by re-leasing or selling the property based on then current market conditions. As evidence of the inflation-hedging capabilities of this asset class, there is a very strong relationship between inflation and commercial real estate values over time. Between 1965 and 2015, the correlation between cap rates for commercial properties taken from ACLI and the CPI was a strong 0.63. A study conducted by TIAA-CREF found that the correlation between annual commercial real estate returns and inflation was .41 between 1978 and 2010.

Summary Risk Factors

              Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, together with the additional risks described in "Risk Factors" and all other information contained in this prospectus, before making an investment decision to purchase our common stock. The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial position, cash flows, liquidity, results of operations, the market price of our common stock, ability to service our indebtedness and our ability to make cash distributions to our stockholders, which could cause you to lose all or a significant part of your investment in our common stock.

  •
  Our expectations as to the potential size of the market for GNL transactions and the availability of investment opportunities are untested and may prove to be incorrect.

  •
  If potential tenants are unable to secure financing for their leasehold interests, their appetite for ground net leases may diminish, which could materially and adversely affect our growth prospects. In addition, if our current tenants are unable to secure financing to continue to operate their businesses and pay us rent, we could be materially and adversely affected.

  •
  The rental payments under our leases may not keep up with changes in market value and inflation.

  •
  For the nine months ended September 30, 2016, we received approximately 52.6% of our total revenues from the tenant under our Hilton master lease relating to five hotels and approximately 28.3% of our total revenues from the tenant at One Ally Center in Detroit, Michigan.

  •
  Hotel industry concentration in our initial portfolio exposes us to the financial risks of a downturn in the hotel industry generally, and in the hotel operations at our specific properties.

  •
  Our manager's liability is limited under the management agreement, and we have agreed to indemnify our manager against certain liabilities. As a result, we could experience poor performance or losses for which our manager would not be liable.

  •
  We depend on our manager and our manager's key personnel with long-standing business relationships. The loss of our manager or our manager's key personnel could threaten our ability to operate our business successfully.

  •
  Our management agreement was negotiated between related parties and its terms, including fees payable to our manager, may not be as favorable to us as if they had been negotiated with an unaffiliated third party.

  •
  iStar will have significant influence over our affairs as a result of its ownership interest in us and representation on our board of directors.

  •
  Our manager manages our portfolio pursuant to our investment guidelines that are approved by our board of directors, but our board of directors will not approve each investment decision made by our manager, which may result in our manager making riskier investments on our behalf than would be specifically approved by our board of directors.

  •
  There are various conflicts of interest in our relationship with iStar and its affiliates, including our manager, and our officers and/or directors who are also officers and/or directors of iStar, which could result in decisions that are not in the best interest of our stockholders.

  •
  We are subject to interest rate risks, including that if interest rates rise faster or interest expense increases in greater amounts than any rent escalations or percentage rents under our leases, and we may not generate sufficient cash to make distributions to our stockholders, to finance new investments and to meet our debt obligations as they come due.

  •
  There has been no public market for our common stock prior to this offering and an active trading market may not develop or be sustained following this offering, which may negatively affect the market price of our common stock and make it difficult for investors to sell their shares.

  •
  Initial estimated cash available for distribution may not be sufficient to make distributions to our stockholders at expected levels, or at all.

  •
  Our failure to qualify or remain qualified as a REIT would subject us to U.S. federal income tax and applicable state and local taxes, which would reduce the amount of cash available for distribution to our stockholders.

  •
  The REIT distribution requirements could require us to borrow funds, issue equity or sell assets during unfavorable market conditions or subject us to tax, which may affect our ability to seize strategic opportunities, satisfy debt obligations and make distributions to our stockholders.

Structure and Formation of Our Company

              Prior to or concurrently with the completion of this offering, we will consummate a series of transactions, or our formation transactions, through which we will acquire our initial portfolio from iStar, in consideration of            shares of our common stock. Prior to the completion of this offering, iStar expects to enter into a $170 million term loan facility secured by iStar's ownership interest in us, which we refer to in this prospectus as the "iStar credit facility." We will distribute a portion of the net proceeds from this offering and the concurrent iStar placement to iStar, which iStar will use to repay and retire the iStar credit facility. Upon completion of this offering, we and our operating partnership will enter into a new $             million revolving credit facility secured by all of our properties, and which we refer to in this prospectus as "our new revolving credit facility." Affiliates of certain of the underwriters are lenders under the iStar credit facility and such affiliates will receive their pro rata portion of the net proceeds from this offering and the concurrent iStar placement used to repay and retire the iStar credit facility. Affiliates of certain of the underwriters will be lenders under our new revolving credit facility.

              Upon completion of this offering, the concurrent iStar placement and the formation transactions, we will hold substantially all of our assets, and will conduct substantially all of our operations, through our operating partnership, and we will be the sole general partner of our operating partnership. Additionally, we will contribute the net proceeds from this offering and the concurrent iStar placement to our operating partnership in exchange for a number of operating partnership units equal to the number of shares of our common stock issued in this offering and the concurrent iStar placement.

Concurrent iStar Placement

              Concurrently with the completion of this offering, we will sell               shares of our common stock in a private placement to iStar at the same price as the initial public offering price per share in this offering. The exact number of shares purchased by iStar in the concurrent iStar placement will be equal to 5.3% of the total number of shares of common stock sold to public investors in this offering.

Our Structure

              The following diagram depicts our ownership structure upon completion of this offering, the concurrent iStar placement and the formation transactions.

(1)
Includes            shares of restricted common stock to be issued to our independent directors upon completion of this offering.

Benefits to Related Parties

              Upon completion of this offering, the concurrent iStar placement and the formation transactions, iStar and our directors and executive officers will receive material benefits, including the following (all amounts are based on the mid-point of the initial public offering price range set forth on the front cover page of this prospectus):

  •
  iStar will have received            shares of our common stock and the $170 million cash distribution described below in consideration for its sale of the initial portfolio to us.

  •
  iStar will have purchased            shares of our common stock in the concurrent iStar placement at the same price as the initial public offering price per share in this offering.

  •
  iStar will have entered into the $170 million iStar credit facility, secured by its interest in us, and iStar intends to use the net proceeds from the facility to make investments and for working capital.

  •
  $170 million of the net proceeds from this offering and the concurrent iStar placement will be distributed to iStar and used by iStar to repay all outstanding indebtedness under the iStar credit facility. The iStar credit facility will then be terminated.

  •
  We will enter into the management agreement with our manager, a wholly-owned subsidiary of iStar, pursuant to which our manager will be entitled to a management fee for its services and reimbursement of certain expenses.

  •
  We intend to enter into indemnification agreements with our directors and executive officers providing for the indemnification by us for certain liabilities and expenses incurred as a result of actions brought, or threatened to be brought, against (i) our directors and executive officers and (ii) our executive officers who are former members, managers, stockholders, directors, limited partners, general partners, officers or controlling persons of our predecessor in their capacities as such.

  •
  We intend to enter into a registration rights agreement with iStar with respect to resales of shares of our common stock received as consideration for the sale of the initial portfolio to us, purchased in the concurrent iStar placement and received as management fees under the management agreement.

  •
  In connection with the formation transactions and the concurrent iStar placement, we will grant a waiver from the ownership limit contained in our charter to iStar to own up to             % of the outstanding shares our common stock in the aggregate.

  •
  We will adopt our 2016 equity incentive plan to provide equity incentive opportunities to members of our manager's management team and employees who perform services for us, our independent directors, advisers, consultants and other personnel. See "Management—Equity Incentive Plan" for further details.

Relationship with iStar

              iStar will own approximately            % of the outstanding shares of our common stock, after giving effect to this offering, the concurrent iStar placement and the formation transactions, which we believe provides significant alignment of interest with us.

              Concurrently with the completion of this offering, we will enter into an exclusivity agreement with iStar pursuant to which iStar will agree that it will not acquire, originate, invest in, or provide financing for a third party's acquisition of, a GNL unless it has first offered that opportunity to us and a majority of our independent directors has declined the opportunity or the opportunity only includes an incidental interest in GNLs. The exclusivity agreement will have an initial term of one year and will automatically renew with each annual renewal of the management agreement. The exclusivity agreement will automatically terminate upon any termination of the management agreement and will not otherwise be terminable. See "Our Manager and the Management Agreement—Exclusivity."

              iStar has also agreed to pay the underwriting discounts and commissions payable to the underwriters in connection with this offering, our other offering expenses and our expenses incurred in connection with the concurrent iStar placement, including legal, accounting, consulting, and regulatory filing expenses, in an aggregate amount not to exceed $25 million.

Management Agreement

              We will enter into a management agreement with our manager effective upon the completion of this offering. We have designed our management agreement with terms that we believe are beneficial to us and our stockholders. Specifically, during the first two years of the management agreement, we will pay no management fee to our manager. Thereafter, we will pay our manager a management fee, payable solely in shares of our common stock, equal to the sum of 1.0% of total equity up to $2.5 billion and 0.75% of total equity in excess of $2.5 billion. Our manager will not be entitled to receive any additional performance or incentive compensation. Our management agreement will have an initial term of one year with annual renewals to be approved by a majority of the independent members of our board of directors. Additionally, the management agreement may be terminated by us or our manager at the end of each annual term without the payment of a termination fee.

              The management fee will be paid solely in shares of our common stock valued at the greater of (i) the volume weighted average market price of our common stock during the quarter for which the fee is being calculated and (ii) the initial public offering price per share of our common stock set forth on the cover of this prospectus, before underwriting discounts and commissions. We will also reimburse our manager for all operating expenses incurred by our manager in providing services under the management agreement, including expenses related to legal, accounting, due diligence and other services. Expenses will be reimbursed in cash on a monthly basis.

              Our manager will manage the day-to-day operations of our company in conformity with our investment guidelines, which may be modified or supplemented by our board of directors from time to time. For more information about the management agreement, see "Our Manager and the Management Agreement—Management Agreement."

Conflicts of Interest

              Conflicts of interest may exist or could arise in the future with iStar and its affiliates, including our manager, our officers and/or directors who are also officers and/or directors of iStar, and any limited partner of our operating partnership. Conflicts may include, without limitation: conflicts arising from the enforcement of agreements between us and iStar or our manager; conflicts in the amount of time that officers and employees of our manager will spend on our affairs versus iStar's other affairs; conflicts in future transactions that we may pursue with iStar; and conflicts in pursuing transactions that could be structured as either a GNL or as another type of transaction that is within iStar's investment focus. Upon completion of this offering, the concurrent iStar placement and the formation transactions, iStar will own approximately        % of the outstanding shares of our common stock. Two directors of iStar will also serve on our board of directors, including Jay Sugarman, who is the chief executive officer of iStar and our chief executive officer. Our manager is a wholly-owned subsidiary of iStar. As a result of the foregoing relationships, iStar will have significant influence over us. We will enter into an exclusivity agreement with iStar with respect to GNL opportunities in an effort to mitigate certain potential conflicts with iStar.

              Our management agreement with our manager was negotiated between related parties and its terms may not be as favorable to us as if it had been negotiated at arm's length with an unaffiliated third party. In addition, the obligations of our manager and its officers and other personnel to engage in other business activities at iStar may reduce the time that our manager and its officers and other personnel spend managing us.

              Our directors and officers have duties to our company under applicable Maryland law, and our officers and our directors who are also directors or officers of iStar also have duties to iStar under applicable Maryland law. Those duties may come in conflict from time to time. At the same time, we, as the general partner of our operating partnership, have fiduciary duties and obligations to our operating partnership and its other partners under Delaware law. Our operating partnership agreement provides that in the event of a conflict in the duties owed by us to our stockholders and the fiduciary duties owed by us, in our capacity as general partner of our operating partnership, to those limited partners, we will fulfill our fiduciary duties to those limited partners by acting in the best interests of our company.

              We intend to adopt policies that are designed to reduce certain potential conflicts of interests. See "Policies with Respect to Certain Activities—Conflict of Interest Policies."

Restrictions on Ownership of Our Capital Stock

              Our charter generally prohibits, with certain exceptions, any stockholder from beneficially or constructively owning more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock or all classes and series of our capital stock. We have granted a waiver to iStar to own up to             % of the outstanding shares of our common stock in the aggregate.

Distribution Policy

              We intend to make regular quarterly distributions to holders of shares of our common stock. We intend to pay a pro rata initial distribution with respect to the period commencing on the completion of this offering and ending on             , 2017, based on $             per share for a full quarter. On an annualized basis, this would be $             per share, or an annual distribution rate of approximately             %, assuming an initial public offering price of $             per share, which is the mid-point of the initial public offering price range set forth on the cover page of this prospectus. We intend to maintain our initial distribution rate for the 12-month period following completion of this offering unless our actual or anticipated results of operations, cash flows or financial position, economic or market conditions or other factors differ materially from the assumptions used in our estimate. Any future distributions will be at the discretion of our board of directors and will be dependent upon a number of factors, including our actual and anticipated results of operations, cash flows and financial position, our qualification as a REIT, prohibitions or other restrictions under financing agreements, economic and market conditions, applicable law and other factors described herein.

Our Tax Status

              We intend to elect and to qualify to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2017. We believe we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT commencing with our taxable year ending December 31, 2017. To qualify as a REIT, we must meet, on an ongoing basis, various tests regarding the nature and diversification of our assets and our income, the ownership of our outstanding stock and the amount of our distributions. So long as we qualify as a REIT, we generally will not be subject to U.S. federal income tax on our net taxable income that we distribute currently to our stockholders. If we fail to qualify as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we will be subject to U.S. federal income tax at regular corporate rates and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which we lost our REIT qualification. Even if we qualify as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income or property. See "Certain U.S. Federal Income Tax Considerations."

Emerging Growth Company Status

              We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other publicly-traded companies that are not "emerging growth companies," including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. We have not yet made a decision as to whether we will take advantage of any or all of these exemptions.

              In addition, the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period provided in the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we have chosen to "opt out" of this extended transition period, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for all public companies that are not emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

              We will remain an "emerging growth company" until the earliest to occur of (i) the last day of the fiscal year during which our total annual revenue equals or exceeds $1.0 billion (subject to adjustment for inflation), (ii) the last day of the fiscal year following the fifth anniversary of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt or (iv) the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Company Information

              Our principal executive offices are located at 1114 Avenue of the Americas, New York, New York 10036. Our telephone number is (212) 930-9400. Our website address is www.sftyreit.com. The information on, or otherwise accessible through, our website does not constitute a part of this prospectus.

 This Offering

Common stock offered by us	shares (plus up to an additional shares that we may issue and sell upon the exercise of the underwriters' option to purchase additional shares in full)
Common stock to be outstanding after this offering, the concurrent iStar placement and the formation transactions	shares(1)
Common stock and operating partnership units to be outstanding after this offering, the concurrent iStar placement and the formation transactions	shares / no units(1)(2)
Use of proceeds	We intend to use the net proceeds from this offering and the concurrent iStar placement to:
• distribute funds to iStar that will be used to repay outstanding indebtedness under the iStar credit facility; and
• fund general business purposes, including future acquisitions and originations of GNLs.

iStar has agreed to pay the underwriting discounts and commissions payable to the underwriters in connection with this offering, our other offering expenses and our expenses incurred in connection with the concurrent iStar placement, in an aggregate amount not to exceed $25 million.

Affiliates of certain of the underwriters of this offering are lenders under the iStar credit facility and will receive their pro rata portion of the net proceeds from this offering used to repay and retire the iStar credit facility. See "Underwriting—Other Relationships".

Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully read and consider the information set forth under the heading "Risk Factors" beginning on page 21 and other information included in this prospectus before making a decision to invest in our common stock.

Proposed NYSE symbol	"SFTY."

(1)
Includes            shares of our common stock to be issued to iStar in connection with the formation transactions and            shares of our common stock to be issued to iStar in the concurrent iStar placement. Assumes no exercise by the underwriters of their option to purchase up to an additional            shares of our common stock. Includes            shares of restricted common stock to be issued to our independent directors when they join our board of directors. Excludes            shares of our common stock available for future issuance under our 2016 equity incentive plan.

(2)
Excludes operating partnership units that we own.

Selected Historical and Unaudited Pro Forma Financial and Other Data

              The following table sets forth selected financial and other data on (i) a historical combined basis for our predecessor and (ii) a pro forma basis for our company giving effect to (a) the formation transactions, (b) this offering and the concurrent iStar placement and the use of the net proceeds therefrom as described under "Use of Proceeds," (c) certain other transactions, (d) entry into our management agreement with our manager and (e) the reimbursement by iStar of certain of our expenses in an amount not to exceed $25 million.

              The selected historical combined balance sheet information as of December 31, 2015 and 2014 of our predecessor and selected historical combined statements of operations information for the years ended December 31, 2015 and 2014 of our predecessor have been derived from the audited historical combined financial statements of our predecessor included elsewhere in this prospectus. The selected historical combined balance sheet information as of September 30, 2016 of our predecessor and the selected historical combined statements of operations for the nine months ended September 30, 2016 and 2015 of our predecessor have been derived from the unaudited historical combined financial statements of our predecessor included elsewhere in this prospectus. Our predecessor's results of operations for the nine months ended September 30, 2016 are not necessarily indicative of our results of operations for the year ending December 31, 2016.

              The accompanying historical combined financial data of our predecessor does not represent the financial position, results of operations and cash flows of one legal entity, but rather a combination of entities under common control that have been "carved out" from iStar's historical consolidated financial statements. The combined financial statements of our predecessor include expense allocations of certain iStar corporate functions, including executive oversight, treasury, finance, human resources, tax planning, internal audit, financial reporting, information technology and investor relations. These allocations are not indicative of the actual expense that would have been incurred had our predecessor operated as an independent, publicly-traded, externally-managed company for the periods presented. We believe that the assumptions and estimates used in preparation of the underlying combined financial statements of our predecessor are reasonable. However, the combined financial statements herein do not necessarily reflect what our predecessor's financial position, results of operations or cash flows would have been if it had been a standalone company during the period presented, nor are they necessarily indicative of our future financial position, results of operations or cash flows.

              The unaudited selected pro forma financial data as of and for the nine months ended September 30, 2016 and for the year ended December 31, 2015 assume that completion of (a) the formation transactions, (b) this offering and the concurrent iStar placement and the use of the net proceeds therefrom as described under "Use of Proceeds," (c) certain other transactions, (d) entry into our management agreement with our manager and (e) the reimbursement by iStar of certain of our expenses in an amount not to exceed $25 million had occurred on September 30, 2016 for the balance sheet data and as of January 1, 2015 for the operating data. The unaudited pro forma financial data are not necessarily indicative of what our actual financial position and results of operations would have been as of the date and for the periods indicated, nor do they purport to represent our future financial position or results of operations.

              You should read the following selected financial data in conjunction with the historical combined financial statements and the unaudited pro forma financial statements and the related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Pro Forma		Historical Combined
			For the Nine Months Ended September 30,		For the Years Ended December 31,
	For the Nine Months Ended September 30, 2016	For the Year Ended December 31, 2015
			2016	2015	2015	2014
	(In thousands)
OPERATING DATA:
Operating lease income	$13,965	$18,518	$13,965	$11,508	$18,518	$13,427
Total revenues	13,997	18,525	13,997	11,508	18,525	16,891
Total costs and expenses	13,082	15,341	11,336	9,609	13,013	12,086
Net income	915	3,184	2,661	1,899	5,512	4,805
SUPPLEMENTAL DATA:
FFO(1)	$3,271	$6,324	$5,017	$4,254	$8,652	$7,939
AFFO(1)	1,378	4,852	3,124	3,434	7,180	8,685
EBITDA(1)	9,503	13,678	11,249	9,625	16,006	14,361

(1)
See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures" for a definition of this metric and a reconciliation to the most directly comparable GAAP number and a statement of why our management believes the presentation of the metric provides useful information to investors.

		Historical Combined
	Pro Forma As of September 30, 2016		As of December 31,
		As of September 30, 2016
			2015	2014
	(In thousands)
BALANCE SHEET DATA:
Real estate, net	$105,257	$105,257	$103,680	$101,423
Deferred expenses and other assets, net	40,537	40,537	39,107	989
Total assets	233,520	153,520	149,482	105,595
Total liabilities	723	723	227	471
Total equity	232,797	152,797	149,255	105,124
Total liabilities and equity	233,520	153,520	149,482	105,595

RISK FACTORS

              Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, together with all the other information contained in this prospectus, including the historical combined and pro forma financial statements and the notes thereto, before making an investment decision to purchase our common stock. The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial position, cash flows, liquidity, results of operations, the market price of our common stock, our ability to service our indebtedness and our ability to make cash distributions to our stockholders (including those necessary to qualify and maintain our qualification as a REIT), which could cause you to lose all or a significant part of your investment in our common stock. References to "ground net leases" are intended to apply to GNLs as defined under "Certain Defined Terms" on page ii. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. See the section entitled "Forward-Looking Statements."

Risks Related to Our Portfolio and Our Business

Our expectations as to the potential size of the market for ground net lease transactions and the availability of investment opportunities are untested and may prove to be incorrect.

              We believe that we are the first public company that intends to invest primarily in ground net lease assets and the achievement of our investment objectives depends, in part, on our ability to grow our portfolio. We cannot assure you that the size of the market for ground net leases will meet our estimates. Potential tenants may prefer to own the land underlying the improvements they intend to develop, rehabilitate or own. In addition, we have been in an extended period of historically low interest rates, and when rates increase, there may be less activity generally in real estate transactions, including leasing, development and financing and less financing available for potential tenants to finance their leasehold interests.

If potential tenants are unable to secure financing for their leasehold interests, their appetite for ground net leases may diminish, which could materially and adversely affect our growth prospects. In addition, if our current tenants are unable to secure financing to continue to operate their businesses and pay us rent, we could be materially and adversely affected.

              A potential tenant's interest in entering into a ground net lease transaction as opposed to alternative financing, such as mortgage financing, will depend in part on such tenant's ability to secure financing for a leasehold interest on attractive terms. If leasehold financing is not available on terms that are at least as favorable as available mortgage financing, we expect that potential tenants will be less likely to pursue ground net lease transactions with us, which may materially adversely affect the market for our leases and our ability to grow and meet our investment objectives.

              Additionally, many of our tenants rely on external sources of financing to operate their businesses. The U.S. may experience significant liquidity disruptions, resulting in the unavailability of financing for many businesses. If our current tenants are unable to secure financing necessary to continue to operate their businesses, they may be unable to meet their rent obligations to us or be forced to declare bankruptcy and reject their leases.

Unfavorable market and economic conditions in the United States and globally, in the specific markets or submarkets where our properties are located or in the markets and industries in which our tenants conduct business could materially and adversely affect the market value of our properties, the financial performance of our tenants, the availability of attractive investment and financing opportunities, the demand for ground net leases and our ability to sell, recapitalize or refinance our properties.

              Unfavorable market and economic conditions in the United States and globally, especially in the markets or submarkets where our properties are located or in the markets and industries in which our tenants conduct business, may significantly affect the market value of our properties, the financial performance of our tenants, the availability of attractive investment and financing opportunities, the demand for ground net leases and our ability to strategically dispose, recapitalize or refinance our properties on economically favorable terms or at all. Our ability to originate ground net lease transactions, lease our properties on favorable terms, obtain financing and re-let properties returned to us after lease expirations or earlier terminations is dependent upon overall economic conditions, which are adversely affected by, among other things, job losses and unemployment levels, recession, market volatility and uncertainty about the future. We expect that any declines in our rental revenues would cause us to have less cash available to meet our operating requirements, including debt service, and to make distributions to our stockholders. Our business may be affected by the volatility and illiquidity in the financial and credit markets, a general global economic recession and other market or economic challenges experienced by the real estate industry or the U.S. economy as a whole. Factors that may affect our rental revenues, the Underlying Property NOI related to our properties and/or the market value of our properties include the following, among others:

  •
  downturns in global, national, regional and local economic conditions;

  •
  declines in the financial position or liquidity of our tenants due to bankruptcy, competition, operational failures or other reasons, which may result in tenant defaults under our ground net leases;

  •
  the inability or unwillingness of potential tenants to enter into ground net leases; and

  •
  changes in the values of our leases.

Our operating performance and the market value of our properties are subject to risks associated with real estate assets and the real estate industry, which could materially and adversely affect us.

              Real estate investments are subject to various risks and fluctuations and cycles in value and demand, many of which are beyond our control. Certain events may adversely affect our operating results and decrease cash available for distributions to our stockholders, as well as the market value of our properties. These events include, but are not limited to:

  •
  adverse changes in international, national, regional or local economic and demographic conditions;

  •
  vacancies or our inability to enter into ground lease transactions or re-let a property on favorable terms, including possible market pressures to offer tenants various incentives to sign or renew their leases;

  •
  increases in market rental rates that we are unable to capture because our leases are long-term and any rent escalations under our leases may often be fixed;

  •
  increases in inflation that exceed any rent adjustment clauses;

  •
  adverse changes in the financial position or liquidity of tenants and buyers of properties;

  •
  decreases in market rental rates at the end of our leases;

  •
  our inability to collect rent from tenants;

  •
  competition from other real estate investors with significant capital, including real estate operating companies, other publicly traded REITs, institutional investment funds, banks, insurance companies and individuals;

  •
  fluctuations in interest rates, which could adversely affect our ability, or the ability of buyers and tenants of properties, to obtain financing on favorable terms or at all;

  •
  civil disturbances, hurricanes and other natural disasters, or terrorist acts or acts of war, which may result in uninsured or underinsured losses; and

  •
  changes in, and changes in enforcement of, laws, regulations and governmental policies, including, without limitation, health, safety, environmental, zoning and tax laws and governmental fiscal policies.

              In addition, periods of economic slowdown or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in attractive investment opportunities or an increased incidence of defaults under our existing leases. As a result of the foregoing, there can be no assurance that we can achieve our investment objectives.

The rental payments under our leases may not keep up with changes in market value and inflation.

              The master lease relating to the Doubletree Seattle Airport, Hilton Salt Lake, Doubletree Mission Valley, Doubletree Sonoma and Doubletree Durango and the lease relating to the Dallas Market Center: Marriott Courtyard also provide for percentage rent participations in operating revenues at the hotels located on the properties. The leases relating to the One Ally Center and Northside Forsyth Hospital Medical Center properties provide for a periodic resetting of the rent based on changes in the CPI, subject to a floor and a ceiling in both cases. These percentage rent participations and CPI adjustments may not keep up fully with changes in inflation. They may also not keep up fully with increases in market value. As a result, we may not capture the full value of the properties underlying our leases. Future leases that we enter into may contain similar or other limitations on rent increases, which may limit the appreciation in value of our properties and our net asset value.

Multi-tenanted properties expose us to additional risks.

              A property that is ground net leased to a tenant that will operate a multi-tenant building will involve risks not typically encountered in properties that are ground net leased to, and occupied by, a single tenant. Leasing land to operators of multi-tenant properties could expose us to the risk that a sufficient number of suitable tenants may not be found by our ground net lease tenant to enable the property to operate profitably enough to pay rent under our ground net lease. The risk may be compounded by the failure of multiple tenants to satisfy their obligations to our ground net lease tenant due to various factors. Multi-tenant properties are also subject to tenant turnover and fluctuation in occupancy rates, which could affect our ground net lease tenant's ability to pay rent to us, and may lower our percentage rents, if any.

Some of our tenants do not operate their properties and rely on revenues from subtenants to cover operating expenses, ground rent, taxes, debt service and other costs associated with the property.

              Some of our tenants do not operate their properties and instead enter into subleases with subtenants on the expectation that such subleases will generate sufficient income to cover the tenant's operating expenses, ground rent, taxes on the property, leasehold mortgage debt service and other costs associated with the property. If the tenant is not able to enter into such subleases, or such subleases are not able to generate sufficient revenue, the tenant may not be able to pay rent to us or may pay less rent to us as a result of any percentage rent participations.

The ground rent we charge our tenants may exceed the rents our tenants collect from their subtenants.

              The ground rent we charge typically increases periodically or participates in revenues from the operations of our tenants at the properties. However, the rents our tenants charge their subtenants may not increase at the same rate. As a result, the Ground Rent Coverage of our leases may decline and in some cases our tenants may be unable to meet their rental obligations under our lease.

We are the tenant of a ground net lease underlying a majority of our Doubletree Seattle Airport property.

              A majority of the land underlying our Doubletree Seattle Airport property is owned by a third party and is ground leased to us. We are obligated to pay the third-party owner of the ground lease $0.4 million per year through 2044. We are currently in discussions with the third party owner to extend or restructure the ground lease; however, we can give no assurance that we will be successful in consummating any such extension or restructuring or that the terms of any extension or restructuring will be attractive. If we are unable to reach an agreement with the third-party owner of the ground lease, our right to sublease the property could terminate in 2044.

As an owner primarily of land, our depreciation expenses are expected to be limited for financial and tax reporting purposes, with the result that we will be highly dependent on external capital sources to fund our growth.

              As an owner of land, we expect to record limited depreciation expenses for either financial reporting or tax reporting purposes. As a result, we will not have significant depreciation expenses that will reduce our net taxable income and the payment ratio of our distributions to our cash available for distribution to our stockholders or other metrics is likely to be higher than at many other REITs. This also means that we will be highly dependent on external capital sources to fund our growth. If capital markets are experiencing disruption or are otherwise unfavorable, we may not have access to capital on attractive terms, or at all, which could prevent us from achieving our investment objectives.

Lease defaults, terminations or landlord-tenant disputes may reduce our revenue from our lease investments.

              The creditworthiness of our tenants could be negatively impacted as a result of challenging economic conditions or otherwise, which could result in their inability to meet the terms of their leases with us. Lease defaults or terminations by one or more tenants may reduce our revenues unless a default is cured or a suitable replacement tenant is found promptly. In addition, disputes may arise between us and a tenant that result in the tenant withholding rent payments, possibly for an extended period. These disputes may lead to litigation or other legal procedures to secure payment of the rent withheld or possession of the building and improvements thereon. Upon a lease default, we may have limited or no recourse against a guarantor. Neither tenants nor any guarantors may have the ability to satisfy any judgments we may obtain in full or at all. We may also have duties to mitigate our losses and we may not be successful in that regard. Any of these situations may result in extended periods during which there is a significant decline in revenues or no revenues generated by a property.

Tenant concentration may expose us to financial credit risk.

              Concentrations of credit risks arise when we derive a significant percentage of our revenues from a particular tenant or credit party, or a number of our tenants are engaged in similar business activities, or activities in the same geographic region, or have similar economic features, such that their ability to meet their contractual obligations, including those to us under our leases, could be similarly affected by changes in economic conditions. For the nine months ended September 30, 2016, the tenant under our Hilton master lease relating to five hotels accounted for approximately $7.4 million, or 52.6%, of our total revenues, and our tenant who leases the land on which the One Ally Center in Detroit, Michigan is located accounted for approximately $4.0 million, or 28.3%, of our total revenues. To the extent the Company has a significant concentration of operating lease income from any tenant, credit party, business or geography, we could be materially and adversely affected.

Hotel industry concentration exposes us to the financial risks of a downturn in the hotel industry generally, and the hotel operations at our specific properties.

              Three of the tenants in our initial portfolio operate hotels at the leased properties. For the nine months ended September 30, 2016, 59.9% of our total revenues came from rent payments by these hotel tenants. The master lease relating to the Doubletree Seattle Airport, Hilton Salt Lake, Doubletree Mission Valley, Doubletree Sonoma and Doubletree Durango and the lease relating to the Dallas Market Center: Marriott Courtyard provide for percentage rent participations in operating revenues at the hotels located on the properties. Although both leases also provide for a fixed rent or a minimum rent (in addition to our right to receive percentage rent), declines in the operating revenues of these hotels, or a decline in the hotel industry generally, could materially reduce the percentage rent that we receive. The performance of the hotel industry has historically been closely linked to the performance of the general economy and, specifically, growth in U.S. gross domestic product. It is also sensitive to business and personal discretionary spending levels. Declines in corporate budgets and consumer demand due to adverse general economic conditions, risks affecting or reducing travel patterns, lower consumer confidence or terrorist activity can lower the revenues and profitability of our tenants participating in the hotel industry. As a result of our current concentration, we are particularly susceptible to adverse developments in the hotel industry.

We are subject to the risk of bankruptcy of our tenants.

              The bankruptcy or insolvency of a tenant may materially and adversely affect the income produced by our properties or could force us to "take back" a property as a result of a default or a rejection of the lease by a tenant in bankruptcy, any of which could materially and adversely affect us. If any tenant becomes a debtor in a case under federal bankruptcy law, we cannot evict the tenant and assume ownership of the building and improvements thereon solely because of the bankruptcy if the tenant continues to comply with the terms of our lease. In addition, the bankruptcy court might permit the tenant to reject and terminate its lease with us. Our claim against the tenant for unpaid and future rent would be subject to a statutory cap that might be substantially less than the rent actually owed to us under the lease. Our claim for unpaid rent will be a general unsecured claim that would likely not be paid in full. We may also be unable to re-lease a terminated or rejected space or re-lease it on comparable or more favorable terms.

              It is also possible that, if a tenant were to become subject to bankruptcy proceedings, a bankruptcy court could re-characterize the lease transactions as secured lending transactions depending on its interpretation of the terms of the lease, including, among other factors, the length of the lease relative to the useful life of the leased property. If a lease were judicially recharacterized as a secured lending transaction, we would not be treated as the owner of the property subject to the lease and could lose the legal as well as economic attributes of the owners of the property, which could have a material adverse effect on us.

              In addition, one of our current leases is a multiple property master lease, and we may acquire additional master leases in the future. Bankruptcy laws afford certain protections to a tenant that may also affect the master lease structure. Subject to certain restrictions, a tenant under a master lease generally is required to assume or reject the master lease as a whole, rather than making the decision on a property-by-property basis. This prevents the tenant from assuming only the better performing properties and terminating the master lease with respect to the poorer performing properties. If these tenants are considering filing for bankruptcy protection, we may find it necessary to agree to amend their master leases to remove certain underperforming properties rather than risk the tenant rejecting the entire master lease in bankruptcy. Whether or not a bankruptcy court will require a master lease to be assumed or rejected as a whole depends upon a "facts and circumstances" analysis. A bankruptcy court will consider a number of factors, including the parties' intent, the nature and purpose of the relevant documents, whether there was separate and distinct consideration for each property included in the master lease, the provisions contained in the relevant documents and applicable state law. If a bankruptcy court allows a master lease to be rejected in part, certain underperforming leases related to properties we own could be rejected by the tenant in bankruptcy, thereby adversely affecting payments derived from the properties. As a result, the bankruptcy of a tenant subject to a master lease could materially and adversely affect us.

Our future ground net leases may be subject to subordination clauses.

              The lender of a leasehold financing may request a first security position against the land and buildings from the tenant. Although our existing ground net leases do not require us to agree to subordinate our interest in the land to any leasehold financings, there can be no assurance that we will not agree to do so in the future. If we agree to subordinate our interest in the ground net lease to the lender's interest, and if the tenant goes into default under the loan documents, we risk losing the land in addition to any rights to the building and improvements thereon.

We may be unable to renew ground net leases or re-lease the land on favorable terms or at all at the end of our ground net leases.

              Above-market rental rates at some of the properties in our portfolio at the time of any ground net lease renewal or re-lease may force us to renew some expiring leases or re-lease properties at lower rates. We cannot assure you existing tenants will exercise any extension options or that our expiring leases will be renewed or that our properties will be re-leased at rental rates equal to or above their then weighted average rental rates.

The tenant under our GNL relating to the One Ally Center property has the right to level the building before the expiration of the lease.

              Prior to the expiration of the GNL relating to the One Ally Center property, the tenant has the right to level the building and improvements on the property, although it cannot do so during the last five years of the lease without our prior consent. Rent under our ground lease must continue to be paid through the end of the lease, even if the tenant levels the building and any improvements on the property. If the tenant elects to level the building and any improvements on the property, it will be more difficult for us to re-let the property, taking more time for us to find a replacement tenant willing to develop the property. Accordingly, no assurance can be given as to the commencement date of any future lease or the attractiveness of the future lease terms.

Our master lease relating to five hotel properties and our GNL relating to the Lock Up Self Storage Facility provide the tenants with the right to purchase our land in certain circumstances.

              The Hilton master lease gives the tenant the right to purchase one or more of the hotels at fair market value if the hotel suffers a major casualty or condemnation event, as defined under the master lease. The Lock Up Self Storage Facility lease gives the tenant the right to purchase our interest in the underlying land at fair market value as of the expiration of the lease in 2037. Additionally, we may enter into leases in the future that provide the tenants with purchase options. If a tenant exercises a purchase option, we would lose the right to future rent from the property. Furthermore, the purchase price we are entitled to receive may be less than the price we paid for the related property and we may not be able to reinvest the purchase price we receive in comparable investments that produce similar or better returns.

The tenants under the GNLs relating to the One Ally Center, Northside Forsyth Hospital Medical Center, NASA/JPSS Headquarters and The Buckler Apartments properties have certain preemptive rights should we decide to sell the properties.

              Each of the One Ally Center and Northside Forsyth Hospital Medical Center leases gives the tenant a right of first refusal to purchase the property before we can sell the property to a third party. Each of the NASA/JPSS Headquarters and The Buckler Apartments leases gives the tenant a right of first offer to purchase the property, i.e. we must first offer the property to the tenant before soliciting offers for the sale of the property to any other person. The existence of such preemptive rights could limit third-party offers for the property, inhibit our ability to sell a property or adversely affect the timing of any sale of any such property and affect our ability to obtain the highest price possible in the event that we decide to market or sell the property.

We typically agree to grant certain mortgagee protections to a permitted leasehold mortgagee, and there can be no assurance that we will not be materially and adversely affected by the exercise of such protections.

              We typically permit tenants to obtain mortgage financing secured by their leasehold interest, and in connection with that financing, we permit the tenant to assign the lease and the tenant's rights under the lease to the mortgagee as collateral. We also typically agree to grant certain mortgagee protections to a permitted leasehold mortgagee, including, without limitation, the right to receive notices and cure tenant defaults under the lease, the right to require us to enter into a new lease with a successor tenant on the same terms as the existing lease and the right to consent to certain actions. We may grant a leasehold mortgagee more time to cure certain non-monetary defaults than would be afforded to the tenant under the lease. We may also agree to defer certain remedies while the leasehold mortgagee is endeavoring to cure a default, such as terminating or giving notice of termination of the lease and bringing a proceeding and dispossessing the tenant or subtenants. In addition, some leasehold mortgage lenders may insist, should a casualty, loss or condemnation occur, upon using insurance proceeds to reduce the tenant's debt to it rather than restoring or repairing the casualty, loss or condemnation, although the tenant would likely not be able to generate sufficient revenues from the resulting property to pay ground rent to us. There can be no assurance that we will not be materially and adversely affected by a leasehold mortgagee's exercise of such mortgagee protections.

Our tenants generally do not have credit ratings.

              Our tenants generally do not have credit ratings. To the extent a tenant has a credit rating, such rating is subject to ongoing evaluation by the rating agency assigning the rating, and we cannot assure you that such rating will not be lowered, reduced or withdrawn by the rating agency in the future if, in its judgment, circumstances warrant. If a rating agency assigns a lower than expected rating or reduces or withdraws, or indicates that it may reduce or withdraw, the credit rating of a tenant, the value of our investment in any properties leased to such tenant could significantly decline.

We rely on Underlying Property NOI as reported to us by our tenants.

              We rely on Underlying Property NOI as reported to us by our tenants to, among other things, calculate Ground Rent Coverage and evaluate the security of the rent owed to us pursuant to a GNL and the safety of our investment in a GNL. We seek to invest in GNLs that we believe will generate secure rental payments, with Ground Rent Coverage of 2.0x to 5.0x for the initial year of the lease. Similarly, we seek safety in our GNL investments by typically limiting our investment in a GNL to 30% to 45% of our estimate of the Combined Property Value as of the commencement of the lease or as of our acquisition of the GNL. In evaluating Ground Rent Coverages and estimating Combined Property Values we rely, to a significant degree, on Underlying Property NOI as reported to us by our tenants without independent investigation or verification on our part. Our tenants do not, nor do we expect that future tenants will, provide us with full financial statements prepared in accordance with GAAP, and the financial information provided to us by our tenants has not been, nor do we expect that future information will be, audited or reviewed by an independent registered public accounting firm. Our leases generally do not specify the detail upon which such financial information must be prepared. Our leases also generally do not require our approval for rent concessions or abatements given by our tenants to their subtenants, nor do our leases generally require our tenants to advise us of such concessions or abatements. Additionally, we do not independently investigate or verify the information supplied to us by our tenants, but rather assume the accuracy and completeness of such information and the appropriateness of the accounting methodology or principles, estimates and judgments made by our tenants in preparing the information provided to us. Accordingly, no assurance can be given that the information provided to us by our tenants or our underwriting decisions that are based, in significant part, thereon are accurate or complete.

We use our estimates of Combined Property Value when underwriting investments and monitoring our portfolio, which are based on various assumptions and information supplied to us by our tenants; accordingly, such estimated values may not be indicative of actual values.

              We intend to target investments in long-term GNLs in which the initial value of our GNL represents between 30% and 45% of the Combined Property Value. When underwriting a potential investment and monitoring our portfolio, our estimate of Combined Property Value is based on expected lease terms, information supplied to us by our prospective tenant or tenant and numerous assumptions made by us. We do not independently investigate or verify the information provided to us by our tenants and no assurance can be given that the information is accurate. See "—We rely on Underlying Property NOI as reported to us by our tenants." The use of different information or assumptions could result in valuations that are materially lower than those used in our underwriting and portfolio monitoring processes.

              Our estimates of Combined Property Values represent our opinion and may not accurately reflect the current market value of the properties relating to our GNLs. Our estimates are not based on contractual sale terms and are based on numerous estimates and assumptions, and no assurance can be given regarding the accuracy or appropriateness of such estimates and assumptions. The application of alternative estimates or assumptions could result in valuations that are materially lower than those used in our underwriting and portfolio monitoring processes. Similarly, we may not agree with valuations determined by third parties.

Ground net leases with developers expose us to risks associated with property development and redevelopment that could materially and adversely affect us.

              One of our business strategies is to enter into ground net leases with developers looking to construct or rehabilitate a building. In ground net lease transactions with developers, rent may not commence until construction is completed. Therefore, we will be subject to risks that the developer will be unable to complete the project and have it begin paying rent to us. Risks associated with development transactions include, without limitation: (i) the availability and pricing of financing for the developer on favorable terms or at all; (ii) the availability and timely receipt by the developer of zoning and other regulatory approvals; (iii) the potential for the fluctuation of occupancy rates and rents, which could affect any percentage rents that we may receive; (iv) development, repositioning and redevelopment costs may be higher than anticipated by the developer, which may cause the developer to abandon the project; and (v) cost overruns and untimely completion of construction (including due to risks beyond the developer's control, such as weather or labor conditions, or material shortages). In addition, if our tenant has obtained leasehold financing to complete construction, and the construction lender forecloses on the mortgage following a default, there is a risk that the mortgagee or a new tenant may not have necessary or sufficient development experience to complete the project or to do so to the same standards as the original developer. These risks could result in substantial unanticipated delays or expenses and could prevent the initiation or the completion of development, repositioning or redevelopment activities, any of which could materially and adversely affect us.

We may directly own one or more commercial properties before we are able to execute a GNL transaction, which will expose us to the risks of ownership of operating properties and require us to bear the costs of owning and operating the properties.

              Certain of our business and growth strategies involve creating GNLs from existing commercial properties by separating a property into an ownership interest in land that is ground net leased to a tenant and an ownership interest in the buildings and improvements thereon that is retained by the original owner of the property or acquired by a third party. In pursuing such transactions, there may be instances where we take ownership of the commercial property for a period of time prior to the separation of the fee and leasehold interests. For example, if a proposed GNL tenant fails to complete a GNL transaction with us, we may nonetheless maintain or take ownership of the commercial property while we pursue an alternative transaction.

              The ownership and operation of commercial properties will expose us to risks, including, without limitation,

  •
  adverse changes in international, regional or local economic and demographic conditions;

  •
  tenant vacancies and market pressures to offer tenant incentives to sign or renew leases;

  •
  adverse changes in the financial position or liquidity of tenants;

  •
  the inability to collect rent from tenants;

  •
  tenant bankruptcies;

  •
  higher costs resulting from capital expenditures and property operating expenses;

  •
  civil disturbances, hurricanes and other natural disasters, or terrorist acts or acts of war, which may result in uninsured or underinsured losses;

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  liabilities under environmental laws;

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  risks of loss from casualty or condemnation; and

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  changes in, and changes in enforcement of, laws, regulations and governmental policies, including, without limitation, health, safety, environmental, zoning and tax laws.

              Upon taking ownership of a commercial property, we may be required to contribute ownership of the commercial property to a taxable REIT subsidiary ("TRS"), which would subsequently seek to sell a leasehold interest in such commercial property. Any gain from the sale of such leasehold interest would be subject to corporate income tax. See "—Tax Risks Related to ownership of Our Shares—Our TRSs are subject to special rules that may result in increased taxes."

Loans that we make to GNL owners will be subject to delinquency, foreclosure and loss, which could result in losses to us.

              Certain of our business and growth strategies involve financing the acquisition of GNLs by third parties. The ability of a borrower to repay a loan secured by a GNL typically is dependent primarily upon the successful operation of the commercial property by our borrower's tenant, rather than upon the existence of independent income or assets of our borrower. If the net operating income of such commercial property is reduced, and our borrower's tenant fails to pay the contractual rent to our borrower, our borrower's ability to repay our loan may be impaired.

              Loan defaults by one or more borrowers may reduce our revenues unless the default is cured. If a default is not cured, we will bear a risk of loss of principal to the extent of any deficiency between the value of the GNL loan collateral and the principal and accrued interest of the loan. Upon a lease default, we may have limited or no recourse against a guarantor. Neither the borrower nor any guarantors may have the ability to satisfy any judgments we may obtain in full or at all.

              In the event of the bankruptcy of a GNL loan borrower, the loan to that borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law if, for example, the bankruptcy trustee or debtor in possession determined that we did not properly perfect our lien. Foreclosure of a secured loan can be an expensive and lengthy process.

We may not be successful expanding into new markets.

              We intend to explore acquisitions and originations of properties across the United States and, possibly, internationally. Each of the risks applicable to our ability to successfully acquire and integrate in our current markets is also applicable to our ability to successfully acquire and integrate properties in new markets. In addition to these risks, we will not possess the same level of familiarity with the dynamics and market conditions of any new markets that we may enter, which could adversely affect the results of our expansion into those markets, and we may be unable to build a significant market share or achieve a desired return on our investments in new markets. If we are unsuccessful in expanding into new markets, it could materially adversely affect our ability to grow and achieve our investment objectives.

Competition may adversely affect our ability to acquire and originate investments.

              We compete with commercial developers, other REITs, real estate companies, financial institutions, such as banks and insurance companies, and other investors, such as pension funds, private companies and individuals, for investment opportunities. Our competitors include both competitors seeking to originate or acquire ground net lease transactions or acquire properties in their entirety and competitors offering debt financing as an alternative to a ground net lease. Some of our competitors have greater financial and other resources and access to capital than we do. Due to our focus on ground net leases throughout the United States, and because most competitors are often locally and/or regionally focused, we do not always encounter the same competitors in each market.

We may be unable to identify and successfully complete acquisitions and originations and even if acquisitions and originations are identified and completed, the investments may not perform as expected.

              One of our business strategies is to acquire and originate ground net lease transactions and grow our portfolio. Our acquisition and origination activities and their success are subject to the following risks:

  •
  we may be unable to acquire or originate a desired investment because of competition from other well capitalized real estate investors, including developers, other publicly traded REITs, institutional investment funds, banks, insurance companies and individuals, or because the seller of a property elects to obtain alternative capital rather than enter into a ground net lease transaction with us;

  •
  even if we enter into an agreement for a transaction, it is usually subject to customary conditions to closing, including completion of due diligence investigations to our satisfaction, which may not be satisfied;

  •
  even if we are able to acquire or originate a desired ground net lease transaction, competition from other real estate investors may significantly increase the investment price;

  •
  we may be unable to finance investments on favorable terms or at all;

  •
  we may incur significant expenses in pursuing both consummated transactions and potential investment opportunities;

  •
  acquired and originated properties may become subject to environmental liabilities of which we were unaware at the time we acquired the property despite any environmental testing; and

  •
  new investments may fail to perform as expected.

              Any delay or failure on our part to identify, negotiate, finance and consummate such acquisitions and originations in a timely manner and on favorable terms could also impede our growth and ability to achieve our investment objectives.

Acquired and originated properties may expose us to unknown liabilities.

              We may acquire properties subject to liabilities and without any recourse, or with only limited recourse, against the prior owners or other third parties with respect to unknown liabilities. As a result, if a liability were asserted against us based upon our current or prior ownership of those properties, we might have to pay substantial sums to settle or contest it. Unknown liabilities with respect to acquired properties might include:

  •
  environmental liabilities, including for clean-up or remediation of environmental contamination;

  •
  claims by tenants, vendors or other persons associated with the properties;

  •
  liabilities incurred in the ordinary course of business or otherwise; and

  •
  claims for indemnification by general partners, directors, officers and others entitled to indemnification.

As an owner of real property, we could become subject to liability for environmental contamination, regardless of whether we caused such contamination.

              Under various federal, state and local environmental laws, statutes, ordinances, rules and regulations, as an owner of real property, we may be liable for the costs of removal or remediation of certain hazardous or toxic substances at, on, in or under the properties we own as well as certain other potential costs relating to hazardous or toxic substances. These liabilities may include government fines and penalties and damages for injuries to persons and adjacent property. These laws may impose liability without regard to whether we knew of, or were responsible for, the presence or disposal of those substances. This liability may be imposed on us in connection with the activities of an operator of, or tenant at, the property. The cost of any required remediation, removal, fines or personal or property damages, and our liability therefor, could be significant and could exceed the value of the property and have a material adverse effect on us. In addition, the presence of those substances, or the failure to properly dispose of or remove those substances, may adversely affect our ability to sell or rent the affected property or to borrow using such property as collateral, which, in turn, would reduce our revenues and ability to satisfy our debt service obligations and to make distributions to our stockholders.

              A property can also be adversely affected either through physical contamination or by virtue of an adverse effect upon value attributable to the migration of hazardous or toxic substances, or other contaminants that have or may have emanated from other properties.

              Although our tenants are primarily responsible for any environmental damages and claims related to the properties, a tenant's bankruptcy or inability to satisfy its obligations for these types of damages or claims could require us to satisfy such liabilities. In addition, we may be held directly liable for any such damages or claims irrespective of the provisions of any lease.

Our tenants may fail to maintain required insurance, and certain potential losses may not be fully covered by insurance.

              Our leases generally require the tenant to maintain all insurance on the property, and the failure of the tenant to maintain the proper insurance could adversely impact our interest in a property in the event of a loss. Furthermore, there are certain types of losses, such as losses resulting from wars, terrorism or certain acts of God, that generally are not insured because they are either uninsurable or not economically insurable. Should an uninsured loss or a loss in excess of insured limits occur, we could lose capital invested in a GNL as well as the anticipated future revenues from a GNL, while remaining obligated for any indebtedness we may have incurred related to the GNL. Any loss of these types could materially and adversely affect us.

We may become subject to litigation.

              In the future, we may become subject to litigation, including claims relating to our investments, equity or debt financings and otherwise in the ordinary course of our business. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which are not, or cannot be, insured against. We generally intend to defend ourselves vigorously; however, we cannot be certain of the ultimate outcomes of any claims that may arise in the future. Resolution of these types of matters against us may result in our having to pay significant fines, judgments, or settlements, which may be uninsured or exceed insured levels. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage.

We may acquire investments through tax deferred contribution transactions, which could result in stockholder dilution and limit our ability to sell such assets.

              We may acquire investments in exchange for operating partnership units in tax deferred contribution transactions. Generally, these units will be redeemable, at the option of the holder, for cash equal to the market value of an equal number of shares of our common stock at the time of redemption or, at our election, exchangeable for shares of our common stock on a one-for-one basis. The issuance and subsequent redemption or exchange of such units may result in stockholder dilution. Additionally, this acquisition structure may require us to protect the contributors' ability to defer recognition of taxable gain by limiting our ability to dispose of the contributed properties and/or requiring us to maintain a minimum amount of nonrecourse partnership liabilities encumbering the contributed property. These restrictions could limit our ability to sell or refinance an asset at a time, or on terms, that would be favorable absent such restrictions.

Our business is highly dependent on information systems and communication systems; systems failures and other operational disruptions could significantly affect our business.

              Our business is highly dependent on communication and information systems which may interfere with or depend on systems operated by third parties, including market counterparties, tenants and service providers. Any failure or interruption of these systems could cause delays or other problems in our activities, including in our investment activities.

              Additionally, we rely heavily on financial, accounting and other data processing systems and operational risks arising from mistakes made in the closing of transactions, from transactions not being properly booked, evaluated or accounted for or other similar disruption in our operations may cause us to suffer financial loss, the disruption of our business, liability to third parties, regulatory intervention and reputational damage.

Cybersecurity risk and cyber incidents may adversely affect our business by causing a disruption to our operations, a compromise or corruption of our confidential information and/or damage to our business relationships.

              A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity or availability of our information resources. These incidents may be an intentional attack or unintentional event and could involve gaining unauthorized access to our or our manager's information systems for purposes of misappropriating assets, stealing confidential information, corrupting data or causing operational disruption. The result of these incidents may include disrupted operations, misstated or unreliable financial data, liability for stolen assets or information, increased cybersecurity protection and insurance cost, litigation and damage to our business relationships. As reliance on technology has increased, so have the risks posed to both our and our manager's information systems and those provided by third-party service providers. Our manager has implemented processes, procedures and internal controls to help mitigate cybersecurity risks and cyber intrusions, but these measures, as well as our increased awareness of the nature and extent of a risk of a cyber incident, do not guarantee that we will not be materially and adversely affected by such an incident.

Changes in accounting rules, assumptions and/or judgments could materially and adversely affect us.

              Accounting rules for certain aspects of our anticipated operations are highly complex and involve significant judgment and assumptions. These complexities could lead to a delay in the preparation of our financial statements and the public reporting of this information. Furthermore, changes in accounting rules or in our accounting assumptions and/or judgments, such as asset impairments, could materially and adversely affect us.

Changes to lease accounting rules could affect our financial reporting.

              In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02 ("ASU 2016-02"), which updates the rules applicable to accounting for leases effective for reporting periods beginning after December 15, 2018. ASU 2016-02 requires the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases. The accounting applied by a lessor is largely unchanged from that applied under previous GAAP. However, in certain instances a long-term lease of land could be classified as a sales-type lease, resulting in our derecognizing the underlying asset from our books and recording a profit or loss on sale and the net investment in the lease. Changes in our lease accounting could affect the comparability of our reported results with prior periods and could affect our ability to comply with financial covenants under our debt instruments.

If there are deficiencies in our disclosure controls and procedures or internal control over financial reporting, we may be unable to accurately present our financial statements, which could materially and adversely affect us.

              As a publicly-traded company, we will be required to report our financial statements on a consolidated basis. Effective internal controls are necessary for us to accurately report our financial results. Section 404 of the Sarbanes-Oxley Act will require us to evaluate and report on our internal control over financial reporting. However, for as long as we are an "emerging growth company" under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. We could be an "emerging growth company" for up to five years. An independent assessment of the effectiveness of our internal controls could detect problems that our management's assessment might not. There can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. Furthermore, as we grow our business, our internal controls will become more complex, and we may require significantly more resources to ensure our internal controls remain effective. We identified a significant deficiency in connection with the correction of the classification in the statement of cash flows of the funding we provided pursuant to the Forsyth GNL from cash flows provided by operating activities to cash flows used in investing activities for the six months ended June 30, 2016. See Note 2 to the historical unaudited combined interim financial statements of our predecessor. We have taken measures which we believe will remediate the deficiency. However, we cannot conclude that this significant deficiency has been fully remediated until we have sufficient data to properly test the remediation. Future deficiencies, including any material weakness, in our internal control over financial reporting which may occur could result in misstatements of our results of operations that could require a restatement, failing to meet our public company reporting obligations and causing investors to lose confidence in our reported financial information, which could materially and adversely affect us.

Risks Related to Our Relationship with Our Manager

We do not have a policy that expressly prohibits our directors, officers, security holders or affiliates from engaging for their own account in business activities of the types conducted by us.

              We do not have a policy that expressly prohibits our directors, officers, security holders or affiliates from engaging for their own account in business activities of the types conducted by us. However, our code of business conduct and ethics contains a conflicts of interest policy that prohibits our directors and executive officers, as well as personnel of our manager or iStar who provide services to us, from engaging in any transaction that involves an actual conflict of interest with us without the approval of a majority of our independent directors. In addition, our management agreement with our manager does not prevent our manager and its affiliates from engaging in additional management or investment opportunities, some of which could compete with us.

Our manager's liability is limited under the management agreement, and we have agreed to indemnify our manager against certain liabilities. As a result, we could experience poor performance or losses for which our manager would not be liable.

              Pursuant to the management agreement, our manager does not assume any responsibility other than to render the services called for thereunder and is not responsible for any action of our board of directors in following or declining to follow its advice or recommendations. Under the terms of the management agreement, our manager, its officers, stockholders, members, managers, directors, personnel, any person or entity controlling or controlled by our manager (including iStar) and any of their officers, stockholders, members, managers, directors, employees, consultants and personnel, and any person providing advisory services to our manager are not liable to us, any subsidiary of ours, our directors, our stockholders or any subsidiary's stockholders or partners for acts or omissions performed in accordance with and pursuant to the management agreement, except because of acts constituting bad faith, willful misconduct, gross negligence, or reckless disregard of their duties under the management agreement. In addition, we have agreed to indemnify our manager, its officers, stockholders, members, managers, directors, personnel, any person or entity controlling or controlled by our manager and any of their officers, stockholders, members, managers, directors, employees, consultants and personnel, and any person providing advisory services to our manager with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts of our manager not constituting bad faith, willful misconduct, gross negligence, or reckless disregard of duties, performed in accordance with and pursuant to the management agreement.

Our manager's failure to make investments on favorable terms that satisfy our investment strategy and otherwise generate attractive risk-adjusted returns initially and consistently from time to time in the future would materially and adversely affect us.

              Our ability to achieve our investment objectives depends on our ability to grow, which depends, in turn, on the management team of our manager and its ability to identify and to make investments on favorable terms that meet our investment strategy as well as on our access to financing on acceptable terms. Our ability to grow is also dependent upon our manager's ability to successfully hire, train, supervise and manage new personnel. We may not be able to manage growth effectively or to achieve growth at all.

Because we depend upon our manager and, through our manager, iStar to conduct our operations, any adverse events or developments affecting our manager or iStar or any adverse changes in our relationship with our manager could hinder our operating performance and ability to achieve our investment objectives.

              We depend on our manager to manage our assets and operations. Any adverse events or developments affecting our manager or its parent, iStar, or any adverse changes in our relationship with our manager, could hinder our operating performance and ability to achieve our investment objectives.

We depend on our manager and our manager's key personnel with long-standing business relationships. The loss of our manager or our manager's key personnel could threaten our ability to operate our business successfully.

              Our future success depends, to a significant extent, upon the continued services of our manager's management team. In particular, the ground net lease experience of the management team and the extent and nature of the relationships they have developed within the real estate industry and with financial institutions are critically important to the success of our business. The loss of services of one or more members of our manager's management team, whether as a result of their departure from iStar or iStar's unilateral decision to no longer make them available to our manager, could threaten our ability to operate our business successfully. Additionally, the management agreement does not require our manager to devote all of its resources or for its personnel to devote all of their business time to managing our affairs or for iStar to allocate any specific officers or employees to our manager for our benefit, and we don't expect any of the officers or employees of our manager or iStar to be dedicated exclusively to us. The ability of our manager, iStar and their officers and employees to engage in other business activities may reduce the time our manager spends managing us.

Our management agreement was negotiated between related parties and its terms, including fees payable to our manager, may not be as favorable to us as if they had been negotiated with an unaffiliated third party.

              Our management agreement was negotiated between related parties and its terms, including fees payable to our manager, may not be as favorable to us as if they had been negotiated with an unaffiliated third party. In addition, we may choose not to enforce, or to enforce less vigorously, our rights under the management agreement because of our desire to maintain our ongoing relationship with our manager.

iStar will have significant influence over our affairs as a result of its ownership interest in us and representation on our board of directors.

              Upon completion of this offering, the concurrent iStar placement and the formation transactions, we expect that iStar will own approximately             % of the outstanding shares of our common stock. Two directors of iStar will also serve on our board of directors, including Jay Sugarman, who is the chief executive officer of iStar and our chief executive officer. As a result of these relationships and the management agreement, iStar will have significant influence over our affairs and the outcome of voting on matters presented to our stockholders.

There are various conflicts of interest in our relationship with iStar and its affiliates, including our manager, and our officers and/or directors who are also officers and/or directors of iStar, which could result in decisions that are not in the best interest of our stockholders.

              Conflicts of interest may exist or could arise in the future with iStar and its affiliates, including our manager, our officers and/or directors who are also directors or officers of iStar, and any limited partner of our operating partnership. Conflicts may include, without limitation: conflicts arising from the enforcement of agreements between us and iStar or our manager; conflicts in the amount of time that officers and employees of our manager will spend on our affairs versus iStar's other affairs; conflicts in future transactions that we may pursue with iStar; and conflicts in pursuing transactions that could be structured as either a GNL or as another type of transaction that is within iStar's investment focus. Upon completion of this offering, the concurrent iStar placement and the formation transactions, iStar will own approximately        % of the outstanding shares of our common stock. Two directors of iStar will also serve on our board of directors, including Jay Sugarman, who is the chief executive officer of iStar and our chief executive officer. Our manager is a wholly-owned subsidiary of iStar. As a result of the foregoing relationships, iStar will have significant influence over us. Additionally, although we will enter into an exclusivity agreement with iStar, pursuant to which iStar will agree that it will not acquire, originate, invest in, or provide financing for a third party's acquisition of, a GNL unless it has first offered that opportunity to us and a majority of our independent directors has declined the opportunity or the opportunity only includes an incidental interest in GNLs, it will not eliminate all conflicts of interest that we may have with iStar. See "Our Manager and the Management Agreement—Exclusivity."

              Our directors and officers have duties to our company under applicable Maryland law, and our officers and our directors who are also directors or officers of iStar also have duties to iStar under applicable Maryland law. Those duties may come in conflict from time to time. At the same time, we, as the general partner of our operating partnership, have fiduciary duties and obligations to our operating partnership and its other partners under Delaware law. Our operating partnership agreement provides that in the event of a conflict in the duties owed by our directors and officers to our company and the fiduciary duties owed by us, in our capacity as general partner of our operating partnership, to those limited partners, we will fulfill our fiduciary duties to those limited partners by acting in the best interests of our company.

              We intend to adopt policies that are designed to reduce certain potential conflicts of interests. See "Policies with Respect to Certain Activities—Conflict of Interest Policies."

Our management agreement is short term and we may not be able to find a suitable replacement if it is terminated. The exclusivity agreement will terminate upon a termination of the management agreement.

              Our management agreement with our manager has a one-year term and may be terminated by either party without payment of a termination fee at the end of each annual term. If the management agreement is terminated and no suitable replacement is found to manage us, we may not be able to execute our business plan. We will also lose the benefits of the exclusivity agreement if our management agreement is terminated. iStar's significant ownership interest in us may disincentivize a potential replacement manager to agree to manage us if we were to terminate the management agreement.

The manner of determining the management fee may not provide sufficient incentive to our manager to maximize risk-adjusted returns on our investment portfolio since it is based on our total equity (as defined in the management agreement) and not on other measures of performance.

              Our manager is entitled to receive a management fee that is based on the amount of our total equity (as defined in the management agreement) at the end of each quarter, regardless of our performance. Our total equity for the purposes of calculating the management fee is not the same as, and could be greater than, the amount of total equity shown on our balance sheet. The possibility exists that significant management fees could be payable to our manager for a given quarter despite the fact that we could experience a net loss during that quarter. Our manager's entitlement to such significant nonperformance-based compensation may not provide sufficient incentive to our manager to devote its time and effort to source and maximize risk-adjusted returns on our investment portfolio.

Our manager manages our portfolio pursuant to our investment guidelines and our board of directors will not approve each investment decision made by our manager, which may result in our manager making riskier investments on our behalf than would be specifically approved by our board of directors.

              Our manager is required to manage our business affairs in conformity with the policies and the investment guidelines approved by our board of directors. While our directors periodically review our policies, investment guidelines and our investment portfolio, they do not review all of our proposed investments, which may result in our manager making riskier investments on our behalf than would be specifically approved by our board of directors. In addition, in conducting periodic reviews, our directors may rely primarily on information provided to them by our manager. Furthermore, our manager may enter into complicated transactions that may be difficult or impossible to unwind by the time they are reviewed by our directors. Our manager has great latitude within the broad investment guidelines in determining the types of assets it may decide are proper investments for us, which could result in investment returns that are substantially below expectations or that result in losses. Decisions made and investments entered into by our manager may not fully reflect your best interests.

Our manager may change its investment process, or elect not to follow it, without stockholder approval at any time, which may adversely affect our investments.

              Our manager may change its investment process without stockholder approval at any time. In addition, there can be no assurance that our manager will follow the investment process in relation to the identification and underwriting of prospective investments. Changes in our manager's investment process may result in inferior due diligence and underwriting standards, which may adversely affect our investments.

Financing and Investment Risks

Our obligations under debt agreements will reduce cash available for distribution to our stockholders and may expose us to the risk of default under those debt agreements and may include covenants that prohibit or otherwise restrict our ability to make distributions to our stockholders.

              Concurrently with the completion of this offering, we expect to enter into our $             million new revolving credit facility with lenders that will include certain of the underwriters of this offering or their respective affiliates. We expect to use this revolving credit facility and future incurrences of debt from other sources to, among other things, fund potential investments, general corporate uses and working capital.

              Payments of principal and interest on borrowings may leave us with insufficient cash resources to fund investment activities or to make distributions currently contemplated or necessary for us to qualify or maintain our qualification as a REIT. If interest rates, and therefore, the costs of our debt rise faster and by greater amounts than any rent escalations and percentage rents under our leases, we may not generate sufficient cash to pay amounts due under our borrowings. Our level of debt, the costs of our debt relative to the cash flows from operations and the limitations imposed on us by our debt agreements could have significant adverse consequences, including, without limitation, the following:

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  our cash flow may be insufficient to meet our required principal and interest payments;

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  we may be unable to borrow additional funds as needed on favorable terms, or at all;

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  we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

  •
  increases in interest rates could materially increase our interest expense on outstanding variable debt or future fixed rate debt;

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  we may be forced to dispose of one or more of our assets, possibly on disadvantageous terms;

  •
  we may default on our obligations or violate restrictive covenants, in which case the lenders or mortgagees may accelerate our debt obligations, repossess on the properties, if any, that secure their loans and/or take control of our properties, if any, that secure their loans and collect rents and other property income;

  •
  we may be prohibited or otherwise restricted from making distributions under, or if we fail to meet, certain covenants; and

  •
  our default under debt agreements could result in a default or acceleration of other indebtedness with cross-default or cross acceleration provisions.

High interest rates and/or unavailability of debt financing for real estate transactions may make it difficult for us to finance or refinance investments, which could reduce the number of properties we can acquire or originate, our operating results, cash flows and the amount of cash distributions we can make to our stockholders.

              If debt is unavailable at reasonable rates, we may not be able to finance the purchase or origination of ground net lease investments. If we incur secured debt, we may be unable to refinance the investments when the debt becomes due, or to refinance the debt on favorable terms. If interest rates are higher when we refinance our investments, our operating results and cash flows could be reduced. This, in turn, could reduce cash available for distribution to our stockholders and may hinder our ability to raise more capital by issuing more stock or by borrowing more money.

Our degree of leverage and the lack of a limitation on the amount of indebtedness in our organizational documents we may incur could materially and adversely affect us.

              Our organizational documents do not contain any limitation on the amount of indebtedness we may incur. We expect to enter into our new revolving credit facility upon completion of this offering. A high ratio of debt-to-earnings or other metrics could be viewed negatively by investors. In addition, our degree of leverage could affect our ability to obtain additional financing for working capital, acquisitions, distributions or other general corporate purposes. Our degree of leverage could also make us more vulnerable to a downturn in business or the economy generally. If we become highly leveraged in the future, the resulting increase in debt service requirements could cause us to default on our obligations.

If we use interest rate derivatives and fail to hedge interest rates effectively, such failure could have a material and adverse effect on us.

              Subject to our qualification as a REIT, we may seek to manage our exposure to interest rate volatility by using interest rate hedging arrangements that involve risk, such as the risk that counterparties may fail to honor their obligations under these arrangements, and that these arrangements may not be effective in reducing our exposure to interest rate changes. Moreover, there can be no assurance that our hedging arrangements will qualify for hedge accounting or that our hedging activities will have the desired beneficial impact on our results of operations and cash flows. Should we desire to terminate a hedging arrangement, there could be significant costs and cash requirements involved to fulfill our initial obligation under the hedging arrangement.

              When a hedging arrangement is required under the terms of a mortgage loan, it is often a condition that the hedge counterparty maintains a specified credit rating. If the credit rating of a counterparty were downgraded and we were unable to renegotiate the credit rating condition with the lender or find an alternative counterparty with acceptable credit rating, we would be in default under the loan and the lender could seize that property securing the loan through foreclosure.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on partners' or co-venturers' financial position and liquidity and disputes between us and our co-venturers.

              We may co-invest in the future with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a property, partnership, joint venture or other entity. In such event, we would not be in a position to exercise sole decision-making authority regarding the property, partnership, joint venture or other entity. Investments in partnerships, joint ventures or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their share of required capital contributions as a result of their challenged financial position and liquidity or otherwise. Partners or co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives, and they may have competing interests that could create conflict of interest issues. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the partner or co-venturer would have full control over the partnership or joint venture. In addition, prior consent of our partners or co-venturers may be required for a sale or transfer to a third party of our interests in the partnership or joint venture, which would restrict our ability to dispose of our interest in the partnership or joint venture. If we become a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize our qualification as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity at an unfavorable price or time. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. Consequently, actions by or disputes with partners or co-venturers might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our partners or co-venturers. Our partnerships or joint ventures may be subject to debt and we could be forced to fund our partners' or co-venturers' share of such debt if they fail to make the required payments in order to preserve our investment. In addition, in any weakened credit market, the refinancing of such debt may require equity capital calls.

Risks Related to Our Organization and Structure

Upon the completion of this offering, we will be a holding company with no direct operations and will rely on funds received from our operating partnership to pay our obligations and make distributions to our stockholders.

              Upon the completion of this offering, we will be a holding company and will conduct substantially all of our operations through our operating partnership. We will not have, apart from an interest in our operating partnership, any independent operations. As a result, we will rely on distributions from our operating partnership to make any distributions we declare on shares of our common stock. We will also rely on distributions from our operating partnership to meet any of our obligations, including any tax liability on taxable income allocated to us from our operating partnership. In addition, because we will be a holding company, your claims as stockholders will be structurally subordinated to all existing and future creditors and preferred equity holders of our operating partnership and its subsidiaries. Therefore, in the event of a bankruptcy, insolvency, liquidation or reorganization of our operating partnership or its subsidiaries, assets of our operating partnership or the applicable subsidiary will be able to satisfy our claims to us as an equity owner therein only after all of their liabilities and preferred equity have been paid in full.

              After giving effect to this offering, we will own directly or indirectly 100% of the interests in our operating partnership. However, in connection with our future acquisition of GNLs or otherwise, we may issue units of our operating partnership to third parties. Such issuances would reduce our ownership in our operating partnership. Because you will not directly own units of our operating partnership, you will not have any voting rights with respect to any such issuances or other partnership level activities of our operating partnership.

The concentration of our voting power may adversely affect the ability of new investors to influence our policies.

              Upon the consummation of this offering, the concurrent iStar placement and the formation transactions, our directors and executive officers will beneficially own approximately              shares in the aggregate of the outstanding shares and voting power of our common stock and with iStar will own approximately              shares in the aggregate of the outstanding shares and voting power of our common stock. Consequently, our directors, executive officers and iStar will have the ability to influence the outcome of matters presented to our stockholders, including the election of our board of directors and approval of significant corporate transactions, including business combinations, consolidations and mergers. Therefore, our directors, executive officers and iStar will have substantial influence over us and could exercise influence in a manner that is not in the best interest of our other stockholders. This concentration of voting power might also have the effect of delaying, deferring or preventing a change of control that our other stockholders may view as beneficial.

Certain provisions of Maryland law could inhibit changes in control of our company.

              Certain "business combination" and "control share acquisition" provisions of the Maryland General Corporation Law, or the MGCL, may have the effect of deterring a third party from making a proposal to acquire us or of impeding a change in control under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then-prevailing market price of our common stock. Pursuant to the MGCL, our board of directors has by resolution exempted business combinations between us and any other person. Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. However, there can be no assurance that these exemptions will not be amended or eliminated at any time in the future. Our charter and bylaws and Maryland law also contain other provisions that may delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interest. See "Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws—Removal of Directors," "—Control Share Acquisitions" and "—Advance Notice of Director Nominations and New Business."

Certain provisions in the partnership agreement of our operating partnership may delay, defer or prevent unsolicited acquisitions of us.

              Provisions in the partnership agreement of our operating partnership may delay, defer or prevent unsolicited acquisitions of us or changes of our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some stockholders might consider such proposals, if made, desirable. These provisions include, among others:

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  redemption rights of qualifying parties;

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  transfer restrictions on operating partnership units;

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  our ability, as general partner, in some cases, to amend the partnership agreement and to cause the operating partnership to issue units with terms that could delay, defer or prevent a merger or other change of control of us or our operating partnership without the consent of the limited partners; and

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  the right of the limited partners to consent to transfers of the general partnership interest and mergers or other transactions involving us under specified circumstances.

              The partnership agreement of our operating partnership and Delaware law also contain other provisions that may delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interest. See "Description of the Partnership Agreement of Safety Income and Growth Operating Partnership LP."

Our charter contains stock ownership limits, which may delay, defer or prevent a change of control.

              In order for us to qualify as a REIT for each taxable year commencing with our taxable year ending December 31, 2017, no more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of any calendar year, and at least 100 persons must beneficially own our stock during at least 335 days of a taxable year of 12 months, or during a proportionate portion of a shorter taxable year. "Individuals" for this purpose include natural persons, private foundations, some employee benefit plans and trusts and some charitable trusts. To assist us in complying with these limitations, among other purposes, our charter generally prohibits any person from directly or indirectly owning more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of all classes and series of our capital stock or more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock. These ownership limitations could have the effect of discouraging a takeover or other transaction in which holders of our common stock might receive a premium for their shares over the then prevailing market price or which holders might believe to be otherwise in their best interests. For further details regarding stock ownership limits, see "Description of Securities—Restrictions on Ownership and Transfer."

              Our charter's constructive ownership rules are complex and may cause the outstanding shares owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than these percentages of the outstanding shares by an individual or entity could cause that individual or entity to own constructively in excess of these percentages of the outstanding shares and thus violate the share ownership limits. Our charter also provides that any attempt to own or transfer shares of our common stock or preferred stock (if and when issued) in excess of the stock ownership limits without the consent of our board of directors or in a manner that would cause us to be "closely held" under Section 856(h) of the Code (without regard to whether the shares are held during the last half of a taxable year) will result in the shares being automatically transferred to a trustee for a charitable trust or, if the transfer to the charitable trust is not automatically effective to prevent a violation of the share ownership limits or the restrictions on ownership and transfer of our shares, any such transfer of our shares will be null and void.

Our board of directors may change our strategies, policies or procedures without stockholder consent, which may subject us to different and more significant risks in the future.

              Our investment, financing, leverage and distribution policies and our policies with respect to all other activities, including growth, debt, capitalization and operations, will be determined by our board of directors. These policies may be amended or revised at any time and from time to time at the discretion of the board of directors without notice to or a vote of our stockholders. This could result in us conducting operational matters, making investments or pursuing different business or growth strategies than those contemplated in this prospectus. Under these circumstances, we may expose ourselves to different and more significant risks in the future, which could have a material adverse effect on our business and growth. In addition, the board of directors may change our policies with respect to conflicts of interest, provided that such changes are consistent with applicable legal requirements.

We may assume unknown liabilities in connection with the formation transactions, which, if significant, could materially and adversely affect us.

              As part of the formation transactions, we will acquire the properties and assets of iStar, subject to existing liabilities, some of which may be unknown at the time this offering is consummated. Unknown liabilities might include claims of tenants, vendors or other persons dealing with such entities prior to this offering (that had not been asserted or threatened prior to this offering), tax liabilities, and accrued but unpaid liabilities incurred in the ordinary course of business. In addition, we have agreed to indemnify iStar, its directors, officers, stockholders and affiliates for certain claims with respect to our initial portfolio and with respect to actions or circumstances arising subsequent to the date of the formation transactions. Any unknown or unquantifiable liabilities that we assume in connection with the formation transactions for which we have no or limited recourse could materially and adversely affect us. See "—Acquired and originated properties may expose us to unknown liabilities" and "—As an owner of real property, we could become subject to liability for environmental contamination, regardless of whether we caused such contamination" as to the possibility of environmental conditions potentially affecting us.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions not in your best interest.

              Our charter limits the liability of our present and former directors and officers to us and our stockholders for money damages to the maximum extent permitted under Maryland law. Under current Maryland law, our present and former directors and officers will not have any liability to us or our stockholders for money damages other than liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty by the director or officer that was established by a final judgment and is material to the cause of action. As a result, we and our stockholders have limited rights against our present and former directors and officers, which could limit your recourse in the event of actions not in your best interest. See "Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws—Indemnification and Limitation of Directors' and Officers' Liability."

We did not negotiate the value of the properties of our predecessor at arm's-length as part of the formation transactions, and the consideration given by us in exchange for them may exceed their fair market value.

              We did not negotiate the value of the properties of our predecessor at arm's-length as part of the formation transactions. In addition, the value of the shares of our common stock that we issued to iStar as partial consideration for these properties will increase or decrease if our common stock price increases or decreases. The initial public offering price of shares of our common stock will be determined in consultation with the underwriters. As a result, the value of all consideration given by us to iStar for the properties of our predecessor may exceed their fair market value or the value that a third party would have paid for them.

Conflicts of interest exist or could arise in the future between the interests of our stockholders and the interests of holders of operating partnership units, which may impede business decisions that could benefit our stockholders.

              Conflicts of interest exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other. Our directors and officers have duties to our company under applicable Maryland law in connection with their management of our company. At the same time, we, as the general partner of our operating partnership, have fiduciary duties and obligations to our operating partnership and its limited partners under Delaware law and the partnership agreement of our operating partnership in connection with the management of our operating partnership. Our fiduciary duties and obligations as general partner to our operating partnership and its partners may come into conflict with the duties of our directors and officers to our company. Our operating partnership agreement provides that in the event of a conflict in the duties owed by us to our stockholders and the fiduciary duties owed by us, in our capacity as general partner of our operating partnership, to those limited partners, we will fulfill our fiduciary duties to those limited partners by acting in the best interests of our company.

              Additionally, the partnership agreement provides that we and our directors and officers will not be liable or accountable to our operating partnership for losses sustained, liabilities incurred or benefits not derived if we or such director or officer acted in good faith. The partnership agreement also provides that we will not be liable to the operating partnership or any partner for monetary damages for losses sustained, liabilities incurred or benefits not derived by the operating partnership or any limited partner, except for liability for our intentional harm or gross negligence. Moreover, the partnership agreement provides that our operating partnership is required to indemnify us and our directors and officers and authorizes our operating partnership to indemnify present and former members, managers, stockholders, directors, limited partners, general partners, officers or controlling persons of our predecessor and authorizes us to indemnify members, partners, employees and agents of us or our predecessor, in each case for actions taken by them in those capacities from and against any and all claims that relate to the operations of our operating partnership, except (i) if the act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (ii) for any transaction for which the person received an improper personal benefit, in money, property or services or otherwise, in violation or breach of any provision of the partnership agreement or (iii) in the case of a criminal proceeding, if the person had reasonable cause to believe that the act or omission was unlawful. No reported decision of a Delaware appellate court has interpreted provisions similar to the provisions of the partnership agreement of our operating partnership that modify and reduce our fiduciary duties or obligations as the general partner or reduce or eliminate our liability for money damages to the operating partnership and its partners, and we have not obtained an opinion of counsel as to the enforceability of the provisions set forth in the partnership agreement that purport to modify or reduce the fiduciary duties that would be in effect were it not for the partnership agreement.

We could increase or decrease the number of authorized shares of stock, classify and reclassify unissued stock and issue stock without stockholder approval, which could prevent a change in our control and negatively affect the market price of our common stock.

              Our board of directors, without stockholder approval, has the power under our charter to amend our charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue, to authorize us to issue authorized but unissued shares of our common stock or preferred stock and to classify or reclassify any unissued shares of our common stock or preferred stock into one or more classes or series of stock and set the terms of such newly classified or reclassified shares. See "Description of Securities—Power to Reclassify Our Unissued Shares of Stock" and "—Power to Increase or Decrease

Authorized Shares of Common Stock and Issue Additional Shares of Common and Preferred Stock." As a result, we may issue series or classes of common stock or preferred stock with preferences, distributions, powers and rights, voting or otherwise, that are senior to the rights of holders of our common stock. Any such issuance could dilute our existing common stockholders' interests. Although our board of directors has no such intention at the present time, it could establish a class or series of preferred stock that could, depending on the terms of such series, delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interest.

Our operating partnership may issue additional operating partnership units without the consent of our stockholders, which could have a dilutive effect on our stockholders.

              Our operating partnership may issue additional operating partnership units to third parties without the consent of our stockholders, which would reduce our ownership percentage in our operating partnership and may have a dilutive effect on the amount of distributions made to us by our operating partnership and, therefore, the amount of distributions we may make to our stockholders. Any such issuances, or the perception of such issuances, could materially and adversely affect the market price of our common stock.

We are an "emerging growth company," and we cannot be certain if the reduced Securities and Exchange Commission ("SEC") reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors, which could make the market price and trading volume of our common stock be more volatile and decline significantly.

              We are an "emerging growth company" as defined in the JOBS Act. We will remain an "emerging growth company" until the earliest to occur of (i) the last day of the fiscal year during which our total annual revenue equals or exceeds $1 billion, (ii) the last day of the fiscal year following the fifth anniversary of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities and (iv) the date on which we are deemed to be a "large accelerated filer" under the Exchange Act. We intend to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as "emerging growth companies," including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting. An attestation report by our auditor would require additional procedures by them that could detect problems with our internal control over financial reporting that are not detected by management. If our system of internal control over financial reporting is not determined to be appropriately designed or operating effectively, it could require us to restate financial statements, cause us to fail to meet reporting obligations and cause investors to lose confidence in our reported financial information, all of which could lead to a significant decline in the market price of our common stock. The JOBS Act also provides that an "emerging growth company" can take advantage of the extended transition period provided in the Securities Act for complying with new or revised accounting standards. However, we have chosen to "opt out" of this extended transition period and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for all public companies that are not emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable. We cannot predict if investors will find our common stock less attractive because we intend to rely on certain of these exemptions and benefits under the JOBS Act. If some investors find our common stock less attractive as a result, there may be a less active, liquid and/or orderly trading market for our common stock and the market price and trading volume of our common stock may be more volatile and decline significantly.

Risks Related to This Offering

There has been no public market for our common stock prior to this offering and an active trading market may not develop or be sustained following this offering, which may cause the market price of our common stock to decline significantly and make it difficult for investors to sell their shares.

              Prior to this offering, there has been no public market for our common stock, and there can be no assurance that an active trading market will develop or be sustained following this offering or that shares of our common stock will be resold at or above the initial public offering price. The initial public offering price of shares of our common stock will be determined by agreement among us and the underwriters, but there can be no assurance that our common stock will not trade below the initial public offering price following the completion of this offering. See "Underwriting." The market price of our common stock could be substantially affected by general market conditions, including the extent to which a secondary market develops and is sustained for our common stock following the completion of this offering, the extent of institutional investor interest in us, the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities of other entities (including securities issued by other real estate-based companies), our financial performance and prospects and general stock and bond market conditions.

              The stock markets, including the NYSE on which we intend to list shares of our common stock, have from time to time experienced significant price and volume fluctuations. As a result, the market price of our common stock may be similarly volatile, and investors in shares of our common stock may from time to time experience a decrease in the market price of their shares, including decreases unrelated to our financial performance or prospects. The market price of shares of our common stock could be subject to wide fluctuations in response to a number of factors, including those listed in this "Risk Factors" section of this prospectus and others such as:

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  our operating performance and the performance of other similar companies;

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  actual or anticipated differences in our quarterly or annual operating results than expected;

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  changes in our revenues or earnings estimates or recommendations by securities analysts;

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  publication of research reports about us, the ground net lease sector or the real estate industry;

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  increases in market interest rates, which may lead investors to demand a higher distribution yield for shares of our common stock, and would result in increased interest expense on our debt;

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  actual or anticipated changes in our and our tenants' businesses or prospects;

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  the current state of the credit and capital markets, and our ability and the ability of our tenants to obtain financing on favorable terms;

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  the termination of our manager or additions and departures of key personnel of our manager;

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  increased competition in the ground net lease business in our markets;

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  strategic decisions by us or our competitors, such as acquisitions, divestments, spin-offs, joint ventures, strategic investments or changes in business or growth strategies;

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  the passage of legislation or other regulatory developments that adversely affect us or our industry;

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  adverse speculation in the press or investment community;

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  actions by institutional stockholders;

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  equity issuances by us (including the issuances of operating partnership units), or common stock resales by our stockholders, or the perception that such issuances or resales may occur;

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  actual, potential or perceived accounting problems;

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  changes in accounting principles;

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  failure to qualify as a REIT;

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  failure to comply with the rules of the NYSE or maintain the listing of our common stock on the NYSE;

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  terrorist acts, natural or man-made disasters or threatened or actual armed conflicts; and

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  general market and local, regional and national economic conditions, including factors unrelated to our operating performance and prospects.

              No assurance can be given that the market price of our common stock will not fluctuate or decline significantly in the future or that holders of shares of our common stock will be able to sell their shares when desired on favorable terms, or at all. From time to time in the past, securities class action litigation has been instituted against companies following periods of extreme volatility in their stock price. This type of litigation could result in substantial costs and divert our management's attention and resources.

Initial estimated cash available for distribution may not be sufficient to make distributions to our stockholders at expected levels, or at all.

              We intend to make distributions to holders of shares of our common stock and holders of operating partnership units. We intend to maintain our initial distribution rate for the 12-month period following completion of this offering unless our actual or anticipated results of operations, cash flows or financial position, economic or market conditions or other factors differ materially from the assumptions used in our estimate. Any future distributions will be made at the discretion of our board of directors and will depend on a number of factors, including our actual or anticipated results of operations, cash flows and financial position, our qualification as a REIT, prohibitions and other restrictions in our financing agreements, economic and market conditions, applicable law, and other factors as our board of directors may deem relevant from time to time. If sufficient cash is not available for distribution from our operations, we may have to fund distributions from working capital or borrow funds or issue equity for such distribution, or eliminate or otherwise reduce the amount of such distribution. See "Distribution Policy." Except as provided under "Use of Proceeds," we currently have no intention to use the net proceeds from this offering to make distributions. We cannot assure you that our estimated distributions will be achieved or sustained. Accordingly, any distributions we make in the future could differ materially from our current expectations.

The market price of our common stock could be adversely affected by our level of cash distributions.

              We believe the market price of the equity securities of a REIT is based primarily upon the market's perception of the REIT's growth potential, its current and potential future cash distributions, whether from operations, sales or refinancing, and its management and governance structure, and is secondarily based upon the real estate market value of the underlying assets. For that reason, our common stock may trade at prices that are higher or lower than our net asset value per share. To the extent we retain operating cash flows for investment purposes, working capital reserves or other purposes, these retained funds, while increasing the value of our underlying assets, may not correspondingly increase the market price of our common stock. If we fail to meet the market's expectations with regard to future operating results and cash distributions, the market price of our common stock could be adversely affected.

You will experience immediate and substantial dilution from the purchase of our common stock sold in this offering.

              As of September 30, 2016, the aggregate historical combined net tangible book value of our predecessor was approximately $             million, or $            per share held by iStar. The pro forma net tangible book value per share of our common stock as of September 30, 2016, after giving effect to the consummation of this offering, the concurrent iStar placement and the formation transactions will be less than the initial public offering price per share. The purchasers of shares of our common stock offered hereby will experience immediate and substantial dilution of $            per share in the pro forma net tangible book value per share of our common stock, based on the initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

Increases in market interest rates may result in a decline in the market price of our common stock.

              One of the factors that will influence the market price of our common stock will be the distribution yield on the common stock (as a percentage of the market price of our common stock) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of shares of our common stock to expect a higher distribution yield and higher interest rates would likely increase our borrowing costs and potentially decrease our cash available for distribution. Thus, higher market interest rates could cause the market price of our common stock to decline.

The number of shares and operating partnership units available for future sale could adversely affect the market price of our common stock.

              We cannot predict whether future issuances of shares of our common stock or operating partnership units or the availability of shares for resale in the open market will decrease the market price of our common stock. Upon completion of this offering, the concurrent iStar placement and the formation transactions, iStar will own              shares and our directors will own an aggregate of              shares of our common stock. We will pay management fees under our management agreement, beginning in the third year of our management agreement, in shares of our common stock valued at the greater of (i) the volume weighted average market price of our common stock during the quarter for which the fee is being calculated and (ii) the initial public offering price per share of our common stock set forth on the cover of this prospectus, before underwriting discounts and commissions. Under the terms of a registration rights agreement, iStar will receive rights to have shares of our common stock issued or to be issued to iStar in the formation transactions, the concurrent iStar placement and under the management agreement registered for resale under the Securities Act. As a result, iStar will be able to freely resell 100% of the shares of our common stock held by it beginning            days after the date of this prospectus (subject to an early release from the lock-up as described under "Shares Eligible for Future Sale—Lock-up Agreements and Other Contractual Restrictions on Resale"). We may also issue shares of common stock or operating partnership units in connection with future property, portfolio or business acquisitions. Issuances or resales of substantial amounts of shares of our common stock (including shares of our common stock issued pursuant to our management agreement or our equity incentive plan) or operating partnership units, or upon exchange of operating partnership units, or the perception that such issuances or resales might occur could adversely affect the market price of our common stock. This potential adverse effect may be increased by the large number of shares of our common stock that will be owned by iStar to the extent that it resells, or there is a perception that it may resell, a significant portion of its holdings. In addition, future issuances of shares of our common stock may be dilutive to holders of shares of our common stock.

Future issuances of debt securities, which would rank senior to shares of our common stock upon our liquidation, and future issuances of equity securities (including preferred stock and operating partnership units), which would dilute the holdings of our then-existing common stockholders and may be senior to shares of our common stock for the purposes of making distributions, periodically or upon liquidation, may materially and adversely affect the market price of our common stock.

              In the future, we may issue debt or equity securities or incur other borrowings. Upon liquidation, holders of our debt securities and other loans and shares of our preferred stock will receive a distribution of our available assets before holders of shares of our common stock. We are not required to offer any debt or equity securities to existing stockholders on a preemptive basis. Therefore, shares of our common stock that we issue in the future, directly or through convertible or exchangeable securities (including operating partnership units), warrants or options, will dilute the holdings of our then-existing common stockholders and such issuances or the perception of such issuances may reduce the market price of our common stock. Our preferred stock, if issued, would likely have a preference on distribution payments, periodically or upon liquidation, which could limit our ability to make distributions to holders of shares of our common stock. Because our decision to issue debt or equity securities or otherwise incur debt in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature or impact of our future capital raising efforts. Thus, holders of shares of our common stock bear the risk that our future issuances of debt or equity securities or our incurrence of other borrowings may materially and adversely affect the market price of shares of our common stock and dilute their ownership in us.

A portion of our distributions may be treated as a return of capital for U.S. federal income tax purposes, which could reduce the basis of a stockholder's investment in shares of our common stock.

              A portion of our distributions to our stockholders may be treated as a return of capital for U.S. federal income tax purposes. As a general matter, a portion of our distributions will be treated as a return of capital for U.S. federal income tax purposes if the aggregate amount of our distributions for a year exceeds our current and accumulated earnings and profits for that year. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder's adjusted tax basis in the holder's shares, and to the extent that it exceeds the holder's adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares. See "Certain U.S. Federal Income Tax Considerations—Taxation of Stockholders."

The combined financial statements of our predecessor and our unaudited pro forma financial statements may not be representative of our financial statements as an independent public company.

              The combined financial statements of our predecessor and our unaudited pro forma financial statements that are included in this prospectus do not necessarily reflect what our financial position, results of operations or cash flows would have been had we been an independent public company during the periods presented. Furthermore, this financial information is not necessarily indicative of what our results of operations, financial position or cash flows will be in the future. It is impossible for us to accurately estimate all adjustments which may reflect all the significant changes that will occur in our cost structure, funding and operations as a result of this offering, the concurrent iStar placement and the formation transactions, including potential increased costs associated with reduced economies of scale and increased costs associated with being a separate publicly-traded company. For additional information, see "Selected Historical Combined and Unaudited Pro Forma Financial and Other Data" and the combined financial statements of our predecessor and our unaudited pro forma financial statements, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing elsewhere in this prospectus.

Tax Risks Related to Ownership of Our Shares

Our failure to qualify or remain qualified as a REIT would subject us to U.S. federal income tax and applicable state and local taxes, which would reduce the amount of cash available for distribution to our stockholders.

              We believe we will be organized and we intend to operate in a manner that will enable us to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2017. We have not requested and do not intend to request a ruling from the Internal Revenue Service, or the IRS, that we qualify as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions and Treasury Regulations promulgated thereunder for which there are limited judicial and administrative interpretations. The complexity of these provisions and of applicable Treasury Regulations is greater in the case of a REIT that, like us, holds its assets through entities treated as partnerships for U.S. federal income tax purposes. To qualify as a REIT, we must meet, on an ongoing basis, various tests regarding the nature and diversification of our assets and our income, the ownership of our outstanding shares, and the amount of our distributions. Our ability to satisfy these asset tests depends upon the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Our compliance with the REIT income and quarterly asset requirements also depends upon our ability to manage successfully the composition of our income and assets on an ongoing basis. Moreover, new legislation, court decisions or administrative guidance, in each case possibly with retroactive effect, may make it more difficult or impossible for us to qualify as a REIT. Thus, while we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given that we will so qualify for any particular year. These considerations also might restrict the types of assets that we can acquire or services that we can directly provide to our tenants in the future.

              If we fail to qualify as a REIT in any taxable year, and we do not qualify for certain statutory relief provisions, we would be required to pay U.S. federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and distributions to our stockholders would not be deductible by us in determining our taxable income. In such a case, we might need to borrow money, sell assets, or reduce or even cease making distributions in order to pay our taxes. Our payment of income tax would reduce significantly the amount of cash available for distribution to our stockholders. Furthermore, if we fail to qualify or maintain our qualification as a REIT, we no longer would be required to distribute substantially all of our net taxable income to our stockholders. In addition, unless we were eligible for certain statutory relief provisions, we could not re-elect to qualify as a REIT until the fifth calendar year following the year in which we failed to qualify.

Complying with the REIT requirements may cause us to forego and/or liquidate otherwise attractive investments.

              To qualify as a REIT, we must ensure that at least 75% of our gross income for each taxable year, excluding certain amounts, is derived from certain real property-related sources, and at least 95% of our gross income for each taxable year, excluding certain amounts, is derived from certain real property-related sources and passive income such as dividends and interest. In addition, we must ensure that, at the end of each calendar quarter, at least 75% of the value of our total assets consists of cash, cash items, government securities and qualified REIT real estate assets, including certain mortgage loans, certain kinds of mortgage-backed securities and certain securities issued by other REITs. The remainder of our investment in securities (other than government securities, securities of corporations that are treated as TRSs and qualified REIT real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, no more than 25% (20% for tax years beginning after December 31, 2017) of the value of our total securities can be represented by securities of one or more TRSs, and, the aggregate value of debt instruments issued by public REITs held by us that are not otherwise secured by real property may not exceed 25% of the value of our total assets. See "Certain U.S. Federal Income Tax Considerations—Requirements for Qualification—General—Asset Tests." If we fail to comply with these asset requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences.

              To meet these tests, we may be required to take or forego taking actions that we otherwise would consider advantageous. For instance, in order to satisfy the gross income or asset tests applicable to REITs under the Code, we may be required to forego investments that we otherwise would make. Furthermore, we may be required to liquidate from our portfolio otherwise attractive investments. In addition, we may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. These actions could have the effect of reducing our income and cash available for distribution to our stockholders. Thus, compliance with the REIT requirements may hinder our investment performance.

The REIT distribution requirements could require us to borrow funds, issue equity or sell assets during unfavorable market conditions or subject us to tax, which may affect our ability to seize strategic opportunities, satisfy debt obligations and make distributions to our stockholders.

              In order to qualify as a REIT, we must distribute to our stockholders, on an annual basis, at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains. In addition, we will be subject to U.S. federal income tax at regular corporate rates to the extent that we distribute less than 100% of our net taxable income (including net capital gains) and will be subject to a 4% nondeductible excise tax on the amount by which our distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax laws. We intend to distribute our net taxable income to our stockholders in a manner intended to satisfy the REIT 90% distribution requirement and to eliminate U.S. federal income tax and the 4% nondeductible excise tax.

              Our taxable income may exceed our net income as determined by GAAP because, for example, realized capital losses will be deducted in determining our GAAP net income, but may not be deductible in computing our taxable income. In addition, we may incur nondeductible capital expenditures or be required to make debt or amortization payments. Also, certain GNL transactions we enter into may be determined to have a financing component, which may result in a timing difference between the receipt of cash and the recognition of income for U.S. federal income tax purposes. As a result of the foregoing, we may generate less cash flow than taxable income in a particular year and we may incur U.S. federal income tax and the 4% nondeductible excise tax on that income if we do not distribute such income to stockholders in that year. In that event, we may be required to use cash reserves, incur debt, issue equity or liquidate assets at rates or times that we regard as unfavorable or make a taxable distribution of our shares in order to satisfy the REIT 90% distribution requirement and to eliminate U.S. federal income tax and the 4% nondeductible excise tax in that year.

              To the extent we need to rely on third-party sources to fund our capital needs, we may not be able to obtain financing on favorable terms, in the time period we desire, or at all. Any additional debt we incur or any additional equity we issue may dilute our then-existing common stockholders will increase our leverage. Our access to third-party sources of capital depends, in part, on:

  •
  general market conditions;

  •
  the market's perception of our growth potential;

  •
  our current debt levels;

  •
  our current and expected future earnings;

  •
  our cash flow and cash distributions; and

  •
  the market price of our common stock.

              If we cannot obtain capital from third-party sources, we may not be able to acquire, expand or develop properties when strategic opportunities exist, satisfy our principal and interest obligations or make the cash distributions to our stockholders necessary to qualify or maintain our qualification as a REIT.

If our operating partnership is treated as a corporation for U.S. federal income tax purposes, we will cease to qualify as a REIT.

              Our operating partnership is currently treated as an entity disregarded from its owner for U.S. federal income tax purposes. If additional partners are admitted to our operating partnership, we intend for our operating partnership to be treated as a partnership for U.S. federal income tax purposes. No assurance can be provided, however, that the IRS will not challenge our operating partnership's status as a partnership for U.S. federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating our operating partnership as a corporation for U.S. federal income tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, therefore, cease to qualify as a REIT and our operating partnership would become subject to U.S. federal, state and local income tax. The payment by our operating partnership of income tax would reduce significantly the amount of cash available to our partnership to satisfy obligations to make principal and interest payments on its debt and to make distribution to its partners, including us.

Even if we qualify as a REIT, we may incur tax liabilities that reduce our cash flow.

              Even if we qualify as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, taxes on income from some activities conducted as a result of a foreclosure, and state or local income, franchise, property and transfer taxes. See "Certain U.S. Federal Income Tax Considerations—Taxation of the Company—Taxation of REITs in General." In addition, any TRSs we own will be subject to U.S. federal, state and local corporate income taxes. In order to meet the REIT qualification requirements, or to avoid the imposition of a 100% tax that applies to certain gains derived by a REIT from sales of inventory or property held primarily for sale to customers in the ordinary course of business, we may hold some of our assets through taxable C corporations, including TRSs. Any taxes paid by such subsidiary corporations would decrease the cash available for distribution to our stockholders.

Our TRSs are subject to special rules that may result in increased taxes.

              We may conduct certain activities or invest in assets through one or more TRSs. A TRS is a corporation other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a TRS. Other than some activities relating to hotel and health care properties, a TRS may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A TRS is subject to U.S. federal income tax as a regular C corporation.

              No more than 25% (20% for tax years beginning after December 31, 2017) of the value of a REIT's total assets may consist of stock or securities of one or more TRSs. This requirement limits the extent to which we can conduct our activities through TRSs. The values of some of our assets, including assets that we hold through TRSs, may not be subject to precise determination, and values are subject to change in the future. Furthermore, if a REIT lends money to a TRS, the TRS may be unable to deduct all or a portion of the interest paid to the REIT, which could increase the tax liability of the TRS. In addition, as a REIT, we must pay a 100% penalty tax on certain payments that we receive if the economic arrangements between us and any of our TRSs are not comparable to similar arrangements between unrelated parties. We intend to structure transactions with any TRS on terms that we believe are arm's length to avoid incurring the 100% excise tax described above; however, the IRS may successfully assert that the economic arrangements of any of our inter-company transactions are not comparable to similar arrangements between unrelated parties.

Dividends payable by REITs do not qualify for the reduced tax rates on dividend income from regular corporations, which could adversely affect the value of our common stock.

              The maximum U.S. federal income tax rate for certain qualified dividends payable to U.S. stockholders that are individuals, trusts and estates is 20%. Dividends payable by REITs, however, are generally not eligible for the reduced rates and therefore may be subject to a 39.6% maximum U.S. federal income tax rate on ordinary income when paid to such stockholders. Although the reduced U.S. federal income tax rate applicable to dividend income from regular corporate dividends does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common stock.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

              The REIT provisions of the Code may limit our ability to hedge our assets and operations. Under these provisions, any income that we generate from transactions intended to hedge our interest rate risk will be excluded from gross income for purposes of the REIT 75% and 95% gross income tests if: (i) the instrument (A) hedges interest rate risk or foreign currency exposure on liabilities used to carry or acquire real estate assets, (B) hedges risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income tests or (C) hedges a position entered into pursuant to clause (A) or (B) after the extinguishment of such liability or disposition of the asset producing such income; and (ii) such instrument is properly identified under applicable Treasury Regulations. Income from hedging transactions that do not meet these requirements will generally constitute non-qualifying income for purposes of both the REIT 75% and 95% gross income tests. See "Certain U.S. Federal Income Tax Considerations—Requirements for Qualification—General—Gross Income Tests" and "—Hedging Transactions." As a result of these rules, we may have to limit our use of hedging techniques that might otherwise be advantageous or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRS would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in our TRS will generally not provide any tax benefit, except for being carried forward against future taxable income in the TRS.

The ability of our board of directors to revoke our REIT election without stockholder approval may cause adverse consequences on our total return to our stockholders.

              Our charter provides that the board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if the board determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to qualify as a REIT, we would become subject to U.S. federal income tax on our net taxable income and we generally would no longer be required to distribute any of our net taxable income to our stockholders, which may have adverse consequences on our total return to our stockholders.

Legislative or regulatory tax changes related to REITs could materially and adversely affect us.

              At any time, the U.S. federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be changed, possibly with retroactive effect. We cannot predict if or when any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective or whether any such law, regulation or interpretation may take effect retroactively. We and our stockholders could be materially and adversely affected by any such change in, or any new, U.S. federal income tax law, regulation or administrative interpretation.

Your investment has various tax risks.

              Although provisions of the Code generally relevant to an investment in shares of our common stock are described in "Certain U.S. Federal Income Tax Considerations," you should consult your tax advisor concerning the effects of U.S. federal, state, local and foreign tax laws to you with regard to an investment in shares of our common stock.

FORWARD-LOOKING STATEMENTS

              This prospectus contains forward-looking statements. In particular, statements pertaining to our capital resources, portfolio performance, distribution policy and operating results contain forward-looking statements. Likewise, our unaudited pro forma financial statements and all our statements regarding anticipated growth in our portfolio from operations, acquisitions and anticipated market conditions, demographics and operating results are forward-looking statements. Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. You can identify forward-looking statements by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "pro forma," "estimates," "contemplates," "aims," "continues," "would" or "anticipates" or the negative of these words and phrases or similar words or phrases. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise and we may not be able to realize them. We do not guarantee that the transactions, events and other developments described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

  •
  the factors included in this prospectus, including those set forth under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business and Properties";

  •
  changes in our industry and changes in the real estate markets in particular, either nationally or regionally;

  •
  use of proceeds from this offering and the concurrent iStar placement;

  •
  general volatility of the capital and credit markets and the market price of our common stock;

  •
  changes in our business and growth strategies;

  •
  market demand for our ground net leases;

  •
  the terms of our long-term leases, particularly the efficacy of the rent adjustment provisions in keeping up with changes in inflation and market values;

  •
  defaults on, or non-renewal of, leases by tenants;

  •
  bankruptcy or insolvency of a material tenant;

  •
  the effects of interest rates on demand for ground net leases and our ability to service our debt obligations as they come due;

  •
  declining real estate valuations;

  •
  availability, terms and deployment of capital;

  •
  our failure to obtain necessary outside financing, including our expected new revolving credit facility;

  •
  our expected leverage;

  •
  the ability of tenants to obtain financing for their leasehold interests;

  •
  our failure to generate sufficient cash flows to service our outstanding indebtedness;

  •
  difficulties in identifying and completing acquisitions and other investment opportunities on favorable terms;

  •
  risks of real estate acquisitions, dispositions and development, including costs associated therewith;

  •
  our projected operating results;

  •
  our ability to manage our growth effectively;

  •
  estimates relating to our ability to make distributions to our stockholders in the future;

  •
  impact of changes in governmental regulations, tax law and rates and similar matters;

  •
  our failure to qualify, and maintain our qualification, as a REIT;

  •
  a future terrorist event in the U.S.;

  •
  environmental uncertainties and risks related to adverse weather conditions and natural disasters;

  •
  lack or insufficient amounts of insurance by our tenants;

  •
  financial market fluctuations;

  •
  availability of, and our manager's ability to attract, retain and make available to us, qualified personnel;

  •
  conflicts of interest with our manager and iStar;

  •
  our understanding of our competition;

  •
  our ability to comply with the laws, rules and regulations applicable to companies and, in particular, public companies.

              While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes after the date of this prospectus, except as required by applicable law. For a further discussion of these and other factors that could impact our future results, performance or transactions, see the section above entitled "Risk Factors." You should not place undue reliance on any forward-looking statements, which are based only on information currently available to us (or to third parties making the forward-looking statements).

 USE OF PROCEEDS

              We expect to receive gross proceeds from this offering of approximately $             million (approximately $         million if the underwriters exercise their option to purchase additional shares in full), assuming an initial public offering price of $             per share, which is the mid-point of the initial public offering price range set forth on the cover page of this prospectus. iStar has agreed to pay the underwriting discounts and commissions payable to the underwriters in connection with this offering, our other offering expenses and our expenses incurred in connection with the concurrent iStar placement, in an aggregate amount not to exceed $25 million. After deducting the estimated expenses of this offering not paid by iStar, we expect to receive net proceeds from this offering of approximately $             million (or approximately $             million if the underwriters exercise their option to purchase additional shares in full). In addition, concurrently with the completion of this offering, we will sell            shares of our common stock to iStar at a price per share equal to the initial public offering price in this offering, and we estimate that we will receive gross proceeds of $             million from such placement, resulting in total net proceeds to us of $             million from this offering and the concurrent iStar placement.

              We will contribute the net proceeds from this offering and the concurrent iStar placement to our operating partnership in exchange for a number of operating partnership units equal to the number of shares of our common stock issued in this offering and the concurrent iStar placement. The following table sets forth the estimated sources and estimated uses of funds by our operating partnership that we expect in connection with this offering, the formation transactions and the concurrent iStar placement.

Sources (in thousands)		Uses (in thousands)
Gross proceeds from this offering	$	Distribution to iStar(1)	$
Gross proceeds from concurrent iStar placement	$	Costs of new revolving credit facility(2)	$
		Transaction expenses not paid by iStar (including transfer taxes of $ and expenses of $ incurred in connection with this offering and the formation transactions)	$
		General business purposes	$

Total Sources	$	Total Uses	$

(1)
Amounts distributed to iStar will be used by iStar to repay in full and retire the iStar credit facility. The iStar credit facility bears interest at the rate of             % per annum, is secured by our common stock held by iStar and matures on            . iStar intends to use the proceeds from the iStar credit facility to make investments and for working capital.

(2)
We and our operating partnership will be the borrowers under our new $             million revolving credit facility. Our new revolving credit facility will bear interest at the rate of            % per annum, mature on            and will be secured by all of our properties.

              Affiliates of certain of the underwriters of this offering are lenders under the iStar credit facility and will receive their pro rata portion of the net proceeds from this offering and the concurrent iStar placement used to repay the iStar credit facility. Affiliates of certain of the underwriters of this offering will be lenders under the new revolving credit facility.

              As indicated in the table above, net proceeds remaining after making the distribution to iStar and paying the transaction expenses identified above not paid by iStar will be used for general business purposes, including future acquisitions and originations of our target investments. Pending the use of the net proceeds as described above, we intend to invest such proceeds in interest-bearing accounts and short-term, interest-bearing securities in a manner that is consistent with our intention to qualify as a REIT.

 DISTRIBUTION POLICY

              We intend to make regular quarterly distributions to holders of shares of our common stock. Although we have not previously paid distributions, we intend to pay a pro rata initial distribution with respect to the period commencing on the completion of this offering and ending on             , 2017, based on a distribution of $             per share for a full quarter. On an annualized basis, this would be $             per share, or an annual distribution rate of approximately         %, based on an assumed initial public offering price of $             per share, which is the mid-point of the initial public offering price range set forth on the cover page of this prospectus. We estimate that this initial annual distribution will represent approximately             % of our estimated cash available for distribution to our common stockholders for the 12 months ending September 30, 2017, as adjusted to exclude certain items we do not expect to recur during the 12-month period, and reflects certain assumptions regarding our future cash flows during this period as presented in the table and footnotes below.

              Our estimate of cash available for distribution does not reflect the effect of any changes in our working capital after September 30, 2016. It also does not reflect the amount of cash estimated to be used for investing activities for acquisitions and originations and other activities or the amount of cash estimated to be used for financing activities. Although we have included all material investing and financing activities that we have commitments to undertake as of September 30, 2016, we may undertake other investing and/or financing activities in the future. Any such investing and/or financing activities may have a material effect on our estimate of cash available for distribution. Because we have made the assumptions set forth above in estimating cash available for distribution, we do not intend this estimate to be a projection or forecast of our actual results of operations or our liquidity and have estimated cash available for distribution for the sole purpose of estimating our initial annual distribution rate. Our estimate of cash available for distribution should not be considered as an alternative to cash flow from operating activities (computed in accordance with GAAP) or as an indicator of our liquidity or our ability to pay dividends or make other distributions to our stockholders. In addition, the methodology upon which we made the adjustments described below is not necessarily intended to be a basis for determining future distributions.

              We intend to maintain our initial distribution rate for the 12-month period following completion of this offering unless our actual or anticipated results of operations, cash flows or financial position, economic or market conditions or other factors differ materially from the assumptions used in our estimate. However, any distributions we make in the future will be determined by our board of directors in its sole discretion out of funds legally available therefor and will depend upon our actual and anticipated results of operations, cash flows or financial position, economic or market conditions, prohibitions or other restrictions under financing agreements, our qualification as a REIT, applicable law, or other factors materially different from our current expectations. Our results of operations, cash flows and financial position will be affected by a number of factors, including the revenue we receive from our investments, our ability to grow our portfolio of investments, interest expense and any unanticipated expenditures. For more information regarding risk factors that could materially and adversely affect our results of operations, cash flows and financial position, and our ability to pay dividends and make other distributions to our stockholders, see "Risk Factors."

              Distributions declared by us will be authorized by our board of directors in its sole discretion out of funds legally available therefor and will be dependent upon a number of factors, including our actual and anticipated results of operations, cash flows and financial position, our qualification as a REIT, prohibitions or other restrictions under financing agreements, economic and market conditions and applicable law and other factors described herein.

              We believe our estimate of cash available for distribution constitutes a reasonable basis for estimating the initial distribution amount; however, no assurance can be given that the estimate will prove accurate, and actual distributions, if any, may therefore be significantly different from the estimated distributions. We do not intend to reduce the estimated distribution per share if the underwriters exercise their option to purchase up to              additional shares of our common stock. Unless our operating cash flow increases, we may be required to fund distributions from working capital or borrow or issue equity to provide funds for such distributions or we may choose to make a portion of the required distributions in the form of a taxable stock dividend to preserve our cash balance or eliminate or otherwise reduce our distributions. However, except as described in "Use of Proceeds," we currently have no intention to use the net proceeds from this offering or the concurrent iStar placement to make cash distributions to our stockholders or to make distributions using shares of our common stock.

              In order to qualify as a REIT, we must distribute to our stockholders, on an annual basis, at least 90% of our net taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains. In addition, we will be subject to U.S. federal income tax at regular corporate rates to the extent that we distribute less than 100% of our net taxable income (including net capital gains) and will be subject to a 4% nondeductible excise tax on the amount by which our distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax laws. We intend to make distributions to our stockholders in a manner intended to satisfy the REIT 90% distribution requirement and to eliminate U.S. federal income tax liability on our income and the 4% nondeductible excise tax. We anticipate that our estimated cash available for distribution will exceed the annual distribution requirements applicable to REITs. However, under some circumstances, we may be required to use cash reserves, incur debt, issue equity or liquidate assets on terms or at times that we regard as unfavorable or make a taxable distribution of our shares in order to satisfy the REIT 90% distribution requirement and to eliminate U.S. federal income tax and the 4% nondeductible excise tax in that year. For more information, see "Certain U.S. Federal Income Tax Considerations."

              The following table describes our pro forma net income from continuing operations for the 12 months ended December 31, 2015 and September 30, 2016, and the adjustments we have made thereto in order to estimate our initial cash available for distribution for the 12 months ending September 30, 2017 (amounts in thousands except share data, per share data and percentages). These calculations do not assume any changes to our operations or any acquisitions or dispositions or other developments or occurrences which could affect substantially our results of operations and cash flows, or changes in our outstanding shares of common stock. We cannot assure you that our actual results will be the same as or comparable to the calculations below.

              The prospective financial information was not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The prospective financial information included in this registration statement has been prepared by and is the responsibility of, our management. PricewaterhouseCoopers LLP has neither examined, compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this prospectus relates to our predecessor's historical financial information. It does not extend to the prospective financial information below and should not be read to do so.

Pro forma net income from continuing operations for the 12 months ended December 31, 2015	$
Less: Pro forma net income from continuing operations for the nine months ended September 30, 2015	$
Add: Pro forma net income from continuing operations for the nine months ended September 30, 2016	$
Pro forma net income from continuing operations for the 12 months ended September 30, 2016	$
Less: Straight-line rent	$
Add: Real estate depreciation and amortization	$
Add: Contractual increases in rental revenue(1)	$
Add: Non-cash compensation expense(2)	$
Add: Management fee expense(3)	$
Add: Amortization of lease incentive assets(4)	$
Add: Net effects of non-cash amortization of debt premium, debt discount and debt issuance costs	$

Estimated cash flow from operating activities for the 12 months ending September 30, 2017	$
Estimated cash available for distribution to our stockholders for the 12 months ending September 30, 2017	$
Total estimated initial annualized distribution to our stockholders	$
Estimated initial annualized distribution per share of our common stock(5)	$
Payout ratio(6)		%

(1)
Represents the contractual increases in rental revenue from tenants pursuant to existing leases.

(2)
Represents the stock based compensation expense for awards to our independent directors in connection with this offering.

(3)
Represents addition for management fee expense that is reflected in our pro forma statements of operations but is not actually paid by us during the first two years of the management agreement.

(4)
Represents addition of amortization of lease incentive assets associated with certain of our ground net leases. See the combined financial statements of our predecessor included elsewhere in this prospectus.

(5)
Based on a total of              shares of our common stock and no operating partnership units (other than units held by us) to be outstanding upon completion of this offering.

(6)
Calculated as estimated initial annualized distribution per share of our common stock divided by the estimated cash available for distribution to our stockholders for the 12 months ending September 30, 2017.

CAPITALIZATION

              The following table sets forth (i) the historical combined capitalization of our predecessor as of September 30, 2016 and (ii) our unaudited pro forma capitalization as of September 30, 2016, adjusted to give effect to this offering, the concurrent iStar placement and the formation transactions, and the use of the net proceeds from this offering and the concurrent iStar placement as set forth in "Use of Proceeds." You should read this table in conjunction with "Use of Proceeds," "Selected Historical Combined and Unaudited Pro Forma Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" and our unaudited pro forma financial statements and related notes and the combined financial statements and related notes of our predecessor appearing elsewhere in this prospectus.

As of September 30, 2016
	Predecessor Historical Combined	Pro Forma
(amounts in thousands, except share and per share data)
(unaudited)
Cash and cash equivalents	$—		$—

Debt
New revolving credit facility(1)	—		—
Predecessor equity / Stockholders' equity (deficit)	—		—
Predecessor equity (deficit)	$152,797		—
Preferred stock, $0.01 par value per share, 50,000,000 shares authorized, none issued or outstanding	—		—
Common stock, $0.01 par value per share, 400,000,000 shares authorized, 0 and shares issued and outstanding on a historical combined basis before this offering and on a pro forma basis, respectively(2)	—		—
Additional paid in capital	—		—

Total equity (deficit)	152,797

Total capitalization	$152,797	$

(1)
We expect to enter into a new $             million revolving credit facility upon completion of this offering. We expect the new revolving credit facility will be undrawn upon completion of this offering.

(2)
The common stock outstanding as shown includes            shares of our common stock to be issued in this offering, the concurrent iStar placement and the formation transactions and            shares of our common stock to be issued to our independent director when they join our board of directors, and excludes (i) shares of our common stock issuable upon exercise of the underwriters' option to purchase up to            additional shares of our common stock and (ii)              additional shares of our common stock available for future issuance under our 2016 equity incentive plan.

 DILUTION

              Purchasers of shares of our common stock offered by this prospectus will experience an immediate and material decrease in the net tangible book value of their common stock from the initial public offering price.

              At September 30, 2016, our predecessor had a combined net tangible book value of approximately $             million, or $             per share of our common stock.

              After giving effect to this offering, the formation transactions, the concurrent iStar placement and the other adjustments described in the unaudited pro forma financial information beginning on page F-26, the pro forma net tangible book value at September 30, 2016 attributable to the common stockholders would have been approximately $             million, or $             per share of our common stock, assuming an initial public offering price of $             per share, which is the mid-point of the initial public offering price range set forth on the cover page of this prospectus. This amount represents an immediate increase in pro forma net tangible book value of $             per share to iStar and an immediate decrease in pro forma net tangible book value of $             per share from an assumed initial public offering price of $             share of our common stock to new investors in this offering.

              The following table illustrates this per share decrease:

Assumed initial public offering price per share of common stock		$
Net tangible book value per share before this offering, the concurrent iStar placement and the formation transactions(1)	$
Net decrease in pro forma net tangible book value per share attributable to this offering, the formation transactions and the concurrent iStar placement	$

Pro forma net tangible book value per share after this offering, the concurrent iStar placement and the formation transactions(2)		$

Decrease in pro forma net tangible book value per share to new investors in this offering(3)		$

(1)
Net tangible book value per share of our common stock before this offering, the formation transactions and the concurrent iStar placement is determined by dividing net tangible book value based on              net book value of the tangible assets (consisting of our total assets net of liabilities to be assumed) of our predecessor by the number of shares of our common stock held by iStar in the formation transactions.

(2)
Based on pro forma net tangible book value of approximately $             million divided by the sum of shares of our common stock to be outstanding upon completion of this offering and the concurrent iStar placement.

(3)
Decrease is determined by subtracting pro forma net tangible book value per share of our common stock after giving effect to this offering, the concurrent iStar placement and the formation transactions from the assumed initial public offering price paid for a share of our common stock by a new investor in this offering.

              The table below summarizes (i) the difference between the number of shares of our common stock to be received by iStar in the formation transactions and the concurrent iStar placement and the number of shares of our common stock to be received by new investors in this offering, and (ii) the difference between our pro forma net tangible book value as of September 30, 2016 after giving effect to the formation transactions and other pro forma adjustments but prior to this offering and the concurrent iStar placement and the total consideration paid in cash by the new investors in this offering

(based on the midpoint of the initial public offering price range set forth on the cover of this prospectus) on an aggregate and per share/unit basis (amounts in thousands, expect share amounts).

	Shares Issued			Cash/Book Value of Assets Acquired(1)
	Number	Percent		Amount	Percent
Common stock issued in connection with the formation transactions and the concurrent iStar placement
New investors in this offering

Total			%	$		%

(1)
Based on the              pro forma net tangible book value of our total assets following the formation transactions (consisting of our total assets net of liabilities to be assumed).

Pro forma total assets	$
Less: pro forma total liabilities

Pro forma net tangible assets
Less: proceeds from this offering net of costs associated with this offering payable by us

Pro forma net tangible assets after the effects of the formation transactions and the concurrent iStar placement, but before the effects of this offering	$

              This table assumes no exercise by the underwriters of their option to purchase up to              additional shares of our common stock.

 SELECTED HISTORICAL COMBINED AND UNAUDITED PRO FORMA
FINANCIAL AND OTHER DATA

              The following table sets forth selected financial and other data on (i) a historical combined basis for our predecessor and (ii) a pro forma basis for our company giving effect to (a) the formation transactions, (b) this offering and the concurrent iStar placement and the use of the net proceeds therefrom described under "Use of Proceeds," (c) certain other transactions described in the unaudited pro forma financial information beginning on page F-26, (d) entry into our management agreement with our manager and (e) the reimbursement by iStar of certain of our expenses in an amount not to exceed $25 million.

              The selected historical combined balance sheet information as of December 31, 2015 and 2014 of our predecessor and selected historical combined statements of operations information for the years ended December 31, 2015 and 2014 of our predecessor have been derived from the audited historical combined financial statements of our predecessor included elsewhere in this prospectus. The selected historical combined balance sheet information as of September 30, 2016 of our predecessor and the selected historical combined statements of operations for the nine months ended September 30, 2016 and 2015 of our predecessor have been derived from the unaudited combined financial statements of our predecessor included elsewhere in this prospectus. Our predecessor's results of operations for the nine months ended September 30, 2016 are not necessarily indicative of our results of operations for the year ending December 31, 2016.

              The accompanying historical combined financial data of our predecessor does not represent the financial position, results of operations and cash flows of one legal entity, but rather a combination of entities under common control that have been "carved out" from iStar's historical consolidated financial statements. The historical combined financial statements of our predecessor include expense allocations of certain iStar corporate functions, including executive oversight, treasury, finance, human resources, tax planning, internal audit, financial reporting, information technology and investor relations. These allocations are not indicative of the actual expense that would have been incurred had our predecessor operated as an independent, publicly-traded, externally-managed company for the periods presented. We believe that the assumptions and estimates used in preparation of the underlying combined financial statements of our predecessor are reasonable. However, the combined financial statements herein do not necessarily reflect what our predecessor's financial position, results of operations or cash flows would have been if it had been a standalone company during the period presented, nor are they necessarily indicative of our future financial position, results of operations or cash flows.

              The unaudited selected pro forma financial data as of and for the nine months ended September 30, 2016 and for the year ended December 31, 2015 assume that completion of (a) the formation transactions, (b) this offering and the concurrent iStar placement and the use of the net proceeds therefrom as described under "Use of Proceeds," (c) certain other transactions described in the unaudited pro forma financial information beginning on page F-26, (d) entry into our management agreement with our manager and (e) the reimbursement by iStar of certain of our expenses in an amount not to exceed $25 million had occurred on September 30, 2016 for the balance sheet data and on January 1, 2015 for the operating data. The unaudited pro forma financial data are not necessarily indicative of what our actual financial position and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent our future financial position or results of operations.

              You should read the following selected financial data in conjunction with the historical combined financial statements and the unaudited pro forma financial statements and the related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

			Historical Combined
	Pro Forma
			For the Nine Months Ended September 30,		For the Years Ended December 31,
	For the Nine Months Ended September 30, 2016	For the Year Ended December 31, 2015
			2016	2015	2015	2014
	(In thousands)
OPERATING DATA:
Operating lease income	$13,965	$18,518	$13,965	$11,508	$18,518	$13,427
Total revenues	13,997	18,525	13,997	11,508	18,525	16,891
Total costs and expenses	13,082	15,341	11,336	9,609	13,013	12,086
Net income	915	3,184	2,661	1,899	5,512	4,805
SUPPLEMENTAL DATA:
FFO(1)	$3,271	$6,324	$5,017	$4,254	$8,652	$7,939
AFFO(1)	1,378	4,852	3,124	3,434	7,180	8,685
EBITDA(1)	9,503	13,678	11,249	9,625	16,006	14,361

(1)
See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures" for a definition of this metric and a reconciliation to the most directly comparable GAAP number and a statement of why our management believes the presentation of the metric provides useful information to investors.

		Historical Combined
	Pro Forma
			As of December 31,
	As of September 30, 2016	As of September 30, 2016
			2015	2014
	(In thousands)
BALANCE SHEET DATA:
Real estate, net	$105,257	$105,257	$103,680	$101,423
Deferred expenses and other assets, net	40,537	40,537	39,107	989
Total assets	233,520	153,520	149,482	105,595
Total liabilities	723	723	227	471
Total equity	232,797	152,797	149,255	105,124
Total liabilities and equity	233,520	153,520	149,482	105,595

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

              This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in our forward-looking statements for many reasons, including the risks described in "Risk Factors" and elsewhere in this prospectus. The accompanying historical combined financial data of our predecessor does not represent the financial position, results of operations and cash flows of one legal entity, but rather a combination of entities under common control that have been "carved out" from iStar's consolidated financial statements. The historical financial position, results of operations and cash flows, as reflected in the accompanying combined financial statements of our predecessor and related notes, are subject to management's evaluation and interpretation of business conditions, changing capital market conditions and other factors that could affect the ongoing viability of our properties. You should read the following discussion together with "Forward-Looking Statements" and the combined financial statements and unaudited pro forma financial statements and, in each case, the related notes included elsewhere in this prospectus.

              Upon completion of this offering, the concurrent iStar placement and the formation transactions, the historical operations of our predecessor will be combined with our company. The following discussion and analysis should be read in conjunction with "Selected Historical Combined and Unaudited Pro Forma Financial and Other Data," the audited combined financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015 and 2014 and the notes related thereto, the unaudited combined financial statements as of September 30, 2016 and for the nine months ended September 30, 2016 and 2015 and the unaudited pro forma financial statements appearing elsewhere in this prospectus. Since our formation, we have not had any corporate activity. Accordingly, we believe a discussion of our results of operations would not be meaningful, and, in lieu thereof, this Management's Discussion and Analysis of Financial Condition and Results of Operations therefore discusses the historical operations of our predecessor.

              Unless the context otherwise requires or indicates, references in this section to "we," "our" and "us" refer to (i) our company and its consolidated subsidiaries (including our operating partnership) after giving effect to this offering and the formation transactions and (ii) our predecessor before giving effect to this offering, the concurrent iStar placement and the formation transactions.

Introduction

              We believe that we are the first publicly-traded company formed primarily to own, manage, acquire and finance ground net leases, or GNLs. GNLs generally represent ownership of the land underlying commercial real estate projects that is net leased by the fee owner of the land to the owners/operators of the real estate projects built thereon. GNLs are typically "triple net" leases, meaning that the tenant is responsible for development costs, capital expenditures and all property operating expenses, such as maintenance, real estate taxes and insurance. GNLs are typically long-term (base terms ranging from 30 to 99 years, often with tenant renewal options) and have contractual base rent increases (either at a specified percentage or CPI-based, or both) and sometimes include percentage rent participations.

              Our diverse initial portfolio is comprised of 12 properties located in major metropolitan areas that were acquired or originated by iStar over the past 20 years. All of the properties in our initial portfolio are subject to long-term net leases consisting of seven GNLs and one master lease (covering five properties) that provide for periodic contractual rental escalations or percentage rent participations in gross revenues generated at the relevant properties. The weighted average Ground Rent Coverage of the initial portfolio as of September 30, 2016 was 4.47x.

              We will be externally managed by SFTY Manager LLC, a wholly-owned subsidiary of iStar. iStar will own            % of the outstanding shares of our common stock, after giving effect to this

offering, the formation transactions and the concurrent iStar placement, in which iStar will purchase              shares of our common stock at the initial public offering price of shares sold in this offering. We have designed our management agreement with terms that we believe are beneficial to us and our stockholders. We will pay no management fee to our manager during the first two years of the management agreement. Our manager will be entitled to a management fee based on our total equity (as defined in our management agreement), which will be payable solely in shares of our common stock, but will not be entitled to receive any additional performance or incentive compensation. Our management agreement will have an initial term of one year with annual renewals to be approved by a majority of the independent members of our board of directors. The management agreement may be terminated by us or our manager at the end of each annual term without the payment of a termination fee. We will have no employees. See "Our Manager and the Management Agreement—Management Agreement" for more detail on our management agreement.

Non-GAAP Financial Measures

              In addition to net income (loss) prepared in conformity with GAAP, we use certain non-GAAP financial measures to measure our operating performance. We present below a discussion of funds from operations, or FFO, and adjusted funds from operations, or AFFO. We compute FFO in accordance with the National Association of Real Estate Investment Trusts, or NAREIT, which defines FFO as net income (loss) (determined in accordance with GAAP), excluding gains or losses from sales of depreciable operating property, plus real estate-related depreciation and amortization. We compute AFFO by adding (or subtracting) to FFO the following items: straight-line rental income, the amortization of lease incentives, stock-based compensation and the amortization of deferred financing costs and other expenses related to debt obligations.

              We present FFO and AFFO because we consider them important supplemental measures of our operating performance and believe that they are frequently used by securities analysts, investors and other interested parties in the evaluation of REITs. FFO is a widely recognized non-GAAP financial measure for REITs that we believe, when considered with financial statements determined in accordance with GAAP, is useful to investors in understanding financial performance and providing a relevant basis for comparison among REITs. In addition, we believe FFO and AFFO are useful to investors as they capture features particular to real estate performance by recognizing that real estate has generally appreciated over time or maintains residual value to a much greater extent than do other depreciable assets.

              Investors should review FFO and AFFO, along with GAAP net income (loss), when trying to understand the operating performance of an equity REIT like us. However, because FFO and AFFO exclude depreciation and amortization and do not capture the changes in the value of our properties that result from use or market conditions, which have real economic effect and could materially impact our results from operations, the utility of FFO and AFFO as measures of our performance is limited. There can be no assurance that FFO and AFFO as presented by us is comparable to similarly titled measures of other REITs. FFO and AFFO do not represent cash generated from operating activities and should not be considered as alternatives to net income (loss) (determined in accordance with GAAP) or to cash flow from operating activities (determined in accordance with GAAP). FFO and AFFO are not indicative of cash available to fund ongoing cash needs, including the ability to make cash distributions to our stockholders. Although FFO and AFFO are measures used for comparability in assessing the performance of REITs, as the NAREIT White Paper only provides guidelines for computing FFO, the computation of FFO and AFFO may vary from one company to another.

              The following table presents a reconciliation of our pro forma and historical combined net income (loss), the most directly comparable GAAP measure, to FFO and AFFO, for the periods presented:

	Pro Forma		Historical Combined
	For the Nine Months Ended September 30, 2016		For the Nine Months Ended September 30,		For the Years Ended December 31,
		For the Year Ended December 31, 2015
			2016	2015	2015	2014
	(In thousands)
Funds from Operations
Net income	$915	$3,184	$2,661	$1,899	$5,512	$4,805
Add: Real estate related depreciation and amortization	2,356	3,140	2,356	2,355	3,140	3,134

FFO	$3,271	$6,324	$5,017	$4,254	$8,652	$7,939

Adjusted Funds from Operations
FFO	$3,271	$6,324	$5,017	$4,254	$8,652	$7,939
Straight-line rental income	(3,261)	(2,902)	(3,261)	(1,846)	(2,902)	(118)
Amortization of lease incentives	350	372	350	255	372	82
Stock-based compensation	256	336	256	274	336	298
Amortization of deferred financing costs and other expenses related to debt obligations	762	722	762	497	722	484

AFFO	$1,378	$4,852	$3,124	$3,434	$7,180	$8,685

              We present below a discussion of earnings before interest, depreciation and amortization, or EBITDA. We compute EBITDA as the sum of net income (loss) before interest expense and depreciation and amortization. We present EBITDA because we believe that EBITDA, along with cash flow from operating activities, investing activities and financing activities, provides investors with an additional indicator of our ability to incur and service debt. EBITDA should not be considered as an alternative to net income (loss) (determined in accordance with GAAP), as an indication of our financial performance, as an alternative to net cash flows from operating activities (determined in accordance with GAAP), or as a measure of our liquidity.

              The following table presents a reconciliation of our pro forma and historical combined net income (loss), the most directly comparable GAAP measure to EBITDA, for the periods presented:

	Pro Forma		Historical Combined
	For the Nine Months Ended September 30, 2016		For the Nine Months Ended September 30,		For the Years Ended December 31,
		For the Year Ended December 31, 2015
			2016	2015	2015	2014
	(In thousands)
EBITDA
Net income	$915	$3,184	$2,661	$1,899	$5,512	$4,805
Add: Interest expense	6,232	7,354	6,232	5,371	7,354	6,422
Add: Depreciation and amortization	2,356	3,140	2,356	2,355	3,140	3,134

EBITDA	$9,503	$13,678	$11,249	$9,625	$16,006	$14,361

Results of Operations

Nine Months Ended September 30, 2016 compared to the Nine Months Ended September 30, 2015

	For the Nine Months Ended September 30,
	2016	2015	$ Change	% Change
	(in thousands)
Revenues:
Operating lease income	$13,965	$11,508	$2,457	21%
Other income	32	—	32	100%

Total revenues	13,997	11,508	2,489	22%

Costs and expenses:
Interest expense	6,232	5,371	861	16%
Real estate expense	604	182	422	232%
Depreciation and amortization	2,356	2,355	1	—%
General and administrative	2,144	1,701	443	26%

Total costs and expenses	11,336	9,609	1,727	18%

Net income	$2,661	$1,899	$762	40%

              Revenues—Operating lease income increased to $14.0 million during the nine months ended September 30, 2016 from $11.5 million for the same period in 2015. The increase in 2016 was primarily the result of us acquiring a property subject to a 99-year ground net lease in March 2015 and an increase in lease income at one of our hotel properties due to a lease amendment executed on September 30, 2016.

              Other income represents interest income earned on fundings provided to a certain investment in a ground net lease and other ancillary income at a multi-family property.

              Costs and expenses—Interest expense represents the amount of interest expense allocated to us by iStar. Interest expense was allocated to us by calculating our average net assets as a percentage of the average net assets in iStar's net lease business segment and multiplying that percentage by the interest expense allocated to iStar's net lease business segment. The increase during the nine months ended September 30, 2016 was primarily due to an increase in our allocable base of assets in 2016 from 2015. We expect that, based on the nature of our assets and the relatively stable income they generate, as well as our strategy of maintaining lower leverage than iStar, we will have a lower cost of borrowing as a standalone company relative to that of iStar.

              Real estate expenses increased to $0.6 million during the nine months ended September 30, 2016 from $0.2 million during the same period in 2015. The increase was primarily related to an increase in recoverable property taxes at one of our properties.

              Depreciation and amortization was $2.4 million during the nine months ended September 30, 2016 and 2015 and primarily relates to our ownership of the hotels under our Hilton master lease and our ownership of the structure at the Buckler Apartments property.

              General and administrative expenses represent an allocation of expenses to us from iStar. General and administrative expenses include certain iStar corporate functions, including executive oversight, treasury, finance, human resources, tax compliance and planning, internal audit, financial reporting, information technology and investor relations. General and administrative expenses, including stock based compensation, represent a pro rata allocation of costs from iStar's net lease and corporate business segments based on our average net assets. General and administrative expenses increased to $2.1 million for the nine months ended September 30, 2016 from $1.7 million for the same period in

2015, primarily due to an increase in our allocable base of assets in 2016 from 2015. As a publicly-traded, externally-managed company separate from iStar, in addition to management fees and expense reimbursements payable to our manager, we estimate our annual general and administrative expenses will include approximately $            due to increased legal, insurance, accounting and other expenses related to corporate governance, SEC reporting and other compliance matters. Accordingly, the general and administrative expense allocation presented in our combined statements of operations for historical periods does not necessarily reflect what our general and administrative expenses will be as a standalone public company for future reporting periods.

Year Ended December 31, 2015 compared to the Year Ended December 31, 2014

	2015	2014	$ Change	% Change
	(in thousands)
Revenues:
Operating lease income	$18,518	$13,427	$5,091	38%
Other income	7	3,464	(3,457)	(100)%

Total revenues	18,525	16,891	1,634	10%

Costs and expenses:
Interest expense	7,354	6,422	932	15%
Real estate expense	217	560	(343)	(61)%
Depreciation and amortization	3,140	3,134	6	—%
General and administrative	2,302	1,970	332	17%

Total costs and expenses	13,013	12,086	927	8%

Net income	$5,512	$4,805	$707	15%

              Revenues—Operating lease income increased to $18.5 million in 2015 from $13.4 million in 2014. The increase in 2015 was primarily due to us acquiring a property subject to a 99-year ground lease in March 2015. Additionally, percentage rent increased to $2.9 million in 2015 from $2.1 million in 2014 due to an increase in rental revenues generated by a tenant at properties they operate under a master lease with us.

              Other income recognized in 2014 resulted from a non-recurring lease termination fee.

              Costs and expenses—Interest expense represents the amount of interest expense allocated to us by iStar. Interest expense was allocated to us by calculating our average net assets as a percentage of the average net assets in iStar's net lease business segment and multiplying that percentage by the interest expense allocated to iStar's net lease business segment. The increase in 2015 was primarily due to an increase in our allocable base of assets in 2015 from 2014. We expect that, based on the nature of our assets and the relatively stable income they generate, as well as our strategy of maintaining lower leverage than iStar, we will have a lower cost of borrowing as a standalone company relative to that of iStar.

              Real estate expenses decreased to $0.2 million in 2015 from $0.6 million in 2014. The decrease in 2015 was primarily due to us entering into a triple net lease with a tenant at the end of 2014 at a previously vacant property.

              Depreciation and amortization was $3.1 million during the years ended December 31, 2015 and 2014 and primarily relates to our ownership of the hotels under our Hilton master lease and our ownership of the structure at the Buckler Apartments property.

              General and administrative expenses represent an allocation of expenses to us from iStar. General and administrative expenses include certain iStar corporate functions, including executive oversight, treasury, finance, human resources, tax compliance and planning, internal audit, financial reporting, information technology and investor relations. General and administrative expenses, including stock based compensation, represent a pro rata allocation of costs from iStar's net lease and corporate business segments based on our average net assets. General and administrative expenses increased to $2.3 million in 2015 from $2.0 million in 2014, primarily due to an increase in our allocable base of assets in 2015 from 2014. As a publicly-traded, externally-managed company separate from iStar, in addition to management fees and expense reimbursements payable to our manager, we estimate our annual general and administrative expenses will include approximately $            due to increased legal, insurance, accounting and other expenses related to corporate governance, SEC reporting and other compliance matters. Accordingly, the general and administrative expense allocation presented in our combined statements of operations for historical periods does not necessarily reflect what our general and administrative expenses will be as a standalone public company for future reporting periods.

Liquidity and Capital Resources

              Liquidity is a measure of our ability to meet potential cash requirements, including to pay interest and repay borrowings, fund and maintain our assets and operations, complete acquisitions and originations of investments, make distributions to our stockholders and meet other general business needs. In order to qualify as a REIT, we are required under the Code to distribute to our stockholders, on an annual basis, at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains. We expect to make quarterly cash distributions to our stockholders sufficient to meet REIT qualification requirements.

              While we may be able to anticipate and plan for certain liquidity needs, there may be unexpected increases in uses of cash that are beyond our control and which would affect our financial position, liquidity and results of operations. Even if there are no material changes to our anticipated liquidity requirements, our sources of liquidity may be fewer than, and the funds available from such sources may be less than, anticipated or needed. Our primary sources of liquidity will generally consist of cash on hand and cash generated from our operating activities, financings and unused borrowing capacity under our new revolving credit facility.

              We expect our short-term liquidity requirements to include:

  •
  distributions to our stockholders;

  •
  operating expenses;

  •
  working capital; and

  •
  debt service.

              We expect to meet our short-term liquidity requirements through our cash flows from operations, the net proceeds from this offering and the concurrent iStar placement and approximately $             million of available borrowing capacity under our new revolving credit facility upon the completion of this offering, the concurrent iStar placement and the formation transactions. The availability of these borrowings is subject to the conditions set forth in the applicable loan agreement.

              We expect our long-term liquidity requirements to include:

  •
  acquisitions and originations of ground net lease investments; and

  •
  debt maturities.

              We expect to meet our long-term capital requirements through our cash flows from operations, the net proceeds from this offering and the concurrent iStar placement, our new revolving credit facility, mortgage financings, debt issuances, common and/or preferred equity issuances and asset sales.

              Upon completion of this offering, the concurrent iStar placement and the formation transactions, we estimate we will receive gross proceeds of approximately $            (or $            if the underwriters' option to purchase additional shares is exercised in full), assuming an initial public offering price of $            per share, which is the mid-point of the initial public offering price range set forth on the cover page of this prospectus. iStar has agreed to pay the underwriting discounts and commissions payable to the underwriters in connection with this offering, our other offering expenses and our expenses incurred in connection with the concurrent iStar placement, in an aggregate amount not to exceed $25 million. After deducting expenses of this offering and the concurrent iStar placement not paid by iStar from the gross proceeds, the net proceeds from this offering and the concurrent iStar placement are expected to be approximately $            (or $            if the underwriters' option to purchase additional shares is exercised in full).

              We will contribute the net proceeds from this offering and the concurrent iStar placement to our operating partnership in exchange for operating partnership units in the same number as the number of shares of our common stock issued in this offering and the concurrent iStar placement. We intend to distribute $             million of the net proceeds from this offering and the concurrent iStar placement to iStar, which iStar will use to repay outstanding indebtedness under the iStar credit facility, which will then immediately be retired. Affiliates of certain of the underwriters of this offering are lenders under the iStar credit facility and will receive their pro rata portion of the net proceeds from this offering and the concurrent iStar placement used to repay the iStar credit facility. We will use the balance of the net proceeds from this offering and the concurrent iStar placement for general business purposes, including future acquisitions and originations of our target investments. Other than the aforementioned distribution to iStar, we do not intend to use any of the net proceeds from this offering and the concurrent iStar placement to fund distributions to our stockholders. Pending the ultimate use of the net proceeds, we may invest the net proceeds in interest bearing accounts and short term, interest bearing securities that are consistent with our intention to qualify as a REIT.

              Concurrently with the completion of this offering, we and our operating partnership expect to enter into an agreement for a new $             million revolving credit facility from lenders that will include certain of the underwriters of this offering or their respective affiliates. We expect to use this new revolving credit facility to, among other things, fund the acquisition and origination of investments, general business purposes and working capital.

              We will enter into the management agreement with our manager effective upon the completion of this offering. We will also reimburse our manager for all operating expenses incurred by our manager in providing services under the management agreement, including expenses related to legal, accounting, due diligence and other services. We have designed our management agreement with terms that we believe are beneficial to us and our stockholders. Specifically, during the first two years of the management agreement, we will pay no management fee to our manager. Thereafter, we will pay our manager a management fee, payable solely in shares of our common stock, equal to the sum of 1.0% of our total equity up to $2.5 billion and 0.75% of our total equity in excess of $2.5 billion. Our manager will not be entitled to receive any additional performance or incentive compensation. Our management agreement will have an initial term of one year with annual renewals to be approved by a majority of the independent members of our board of directors. Additionally, the management agreement may be terminated by us or our manager at the end of each annual term without the payment of a termination fee. See "Our Manager and the Management Agreement—Management Agreement."

              Upon completion of this offering, the concurrent iStar placement and the formation transactions, we expect to have no debt outstanding and $             million of available borrowing capacity under our new revolving credit facility.

Leverage Policies

              We expect to utilize leverage. Our current strategy is to target overall leverage at an amount that is approximately 25% of the aggregate Combined Property Value of our portfolio, but not to exceed a ratio of 2:1 relative to our total equity. However, our organizational documents do not limit the amount of indebtedness that we may incur. We anticipate that our manager, under the supervision of our board of directors, will consider a number of factors in evaluating our level of indebtedness from time to time, as well as the amount of such indebtedness that will be either fixed or floating rate. We expect to have no indebtedness outstanding and approximately $             million of available borrowing capacity under our new revolving credit facility upon the completion of this offering, the concurrent iStar placement and the formation transactions. Our overall leverage will depend on our mix of investments and the cost of leverage. Our board of directors may from time to time modify our leverage policies in light of the then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general market conditions for debt and equity issuances, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors.

Indebtedness to be Outstanding Upon Completion of This Offering

              Concurrently with the completion of this offering, we and our operating partnership expect to enter into a new revolving credit facility in an aggregate original principal amount of $            . Upon the completion of this offering, the concurrent iStar placement and the formation transactions, we expect to have no debt outstanding and to have $             million of available borrowing capacity under our new revolving credit facility.

              Contractual Obligations—We did not have any contractual obligations as of December 31, 2015. The following table summarizes our contractual obligations as of September 30, 2016, on a pro forma basis.

	Amounts Due By Period
	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	5 - 10 Years	After 10 Years
	(in thousands)
Revolving credit facility	$—	$—	$—	$—	$—	$—
Interest expense	—	—	—	—	—	—
Northside Forsyth Hospital Medical Center Funding Commitment(1)	3,437	3,437	—	—	—	—

Total	$3,437	$3,437	$—	$—	$—	$—

(1)
Represents the balance of a commitment by us to fund a portion of the development costs of this property under the GNL relating to the Northside Forsyth Hospital Medical Center. See "Business and Properties—Descriptions of Properties in Our Initial Portfolio—Northside Forsyth Hospital Medical Center". We intend to fund the balance of this commitment remaining at the closing of this offering with available cash from operations and/or proceeds from our revolving credit facility.

              Off-Balance Sheet Arrangements—As of September 30, 2016 and December 31, 2015, we did not have any off-balance sheet arrangements.

Distribution Policy

              In order to qualify as a REIT, we must distribute to our stockholders, on an annual basis, at least 90% of our net taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains. In addition, we will be subject to U.S. federal income tax at regular corporate rates to the extent that we distribute less than 100% of our net taxable income (including net capital gains) and will be subject to a 4% nondeductible excise tax on the amount, if any, by which our distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax laws. We intend to distribute our net taxable income to our stockholders in a manner intended to satisfy the REIT 90% distribution requirement and to eliminate U.S. federal income tax liability on our income and the 4% nondeductible excise tax.

              Before we make any distribution to our stockholders, whether for U.S. federal income tax purposes or otherwise, we must first meet both our operating requirements and obligations to make payments of principal and interest, if any, on our outstanding debt obligations. However, under some circumstances, we may be required to use cash reserves, incur debt or liquidate assets at times or upon terms that we regard as unfavorable or make a taxable distribution of shares of our common stock in order to satisfy the REIT 90% distribution requirement and to eliminate U.S. federal income tax and the 4% nondeductible excise tax in that year. However, other than the distribution to iStar described in "Use of Proceeds," we currently have no intention to use the net proceeds from this offering or the concurrent iStar placement to make cash distributions to our stockholders or to make distributions using shares of our common stock.

Inflation

              Substantially all of the leases at our properties allow for periodic contractual rent escalators. Such types of leases serve to minimize the risks of inflation on our business. While we do not believe inflation has had a material impact on our predecessor's historical financial position, cash flows or results of operations, our leases are long-term and we may not be able to provide adequate protection against inflation over the entire term of each lease. See "Risk Factors—Risks Related to Our Portfolio and Our Business—The rental payments under our leases may not keep up with changes in market value and inflation."

Seasonality

              We do not consider our business to be subject to material seasonal fluctuations except for those GNLs for which the tenant operates hotels.

Quantitative and Qualitative Disclosures About Market Risk

              Our future income, cash flows and fair values relevant to financial instruments are dependent upon prevalent market prices and interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. One of the principal market risks facing us is interest rate risk on our floating rate indebtedness.

              Subject to qualifying and maintaining our qualification as a REIT for U.S. federal income tax purposes, we may mitigate the risk of interest rate volatility through the use of hedging instruments, such as interest rate swap agreements and interest rate cap agreements. Our primary objectives when undertaking hedging transactions will be to reduce our floating rate exposure and to fix a portion of the interest rate for anticipated financing and refinancing transactions. However, we can provide no assurances that our efforts to manage interest rate volatility will successfully mitigate the risks of such volatility on our portfolio. Our current portfolio is not subject to foreign currency risk.

              Our objectives with respect to interest rate risk are to limit the impact of interest rate changes on operations and cash flows, and to lower our overall borrowing costs. To achieve these objectives, we may borrow at fixed rates and may enter into hedging instruments such as interest rate swap agreements and interest rate cap agreements in order to mitigate our interest rate risk on a related floating rate financial instrument. We do not enter into derivative or interest rate transactions for speculative purposes.

              We had no debt outstanding at September 30, 2016 on an actual or pro forma basis.

Critical Accounting Policies

              Basis of Presentation—The combined financial statements have been prepared on a carve-out basis and have been prepared from the historical balance sheets, statements of operations and cash flows attributed to the predecessor of our business as reflected in the audited and unaudited financial statements contained elsewhere in this prospectus, in conformity with GAAP. Historically, combined financial statements of our predecessor have not been prepared as it has not operated separately from iStar. These combined financial statements reflect the revenues and expenses of our predecessor and include material assets and liabilities of iStar that are specifically identifiable and generated through, or associated with, an in-place ground net lease, which have been reflected at iStar's historical basis given that the transaction through which it obtains such assets and liabilities is a transaction among entities under common control. These combined financial statements exclude the assets, liabilities and activities that occurred prior to the contribution of the in-place ground net lease related to the contribution transaction described in Notes 4 and 5 of our combined financial statements.

              The preparation of these combined financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. These combined financial statements include an allocation of general and administrative expenses and interest expense from iStar related to our predecessor. General and administrative expenses include certain iStar corporate functions, including executive oversight, treasury, finance, human resources, tax compliance and planning, internal audit, financial reporting, information technology and investor relations. Interest expense represents the amount of interest expense allocated to us by iStar. Interest expense was allocated to us by calculating our average net assets as a percentage of the average net assets in iStar's net lease business segment and multiplying that percentage by the interest expense allocated to iStar's net lease business segment. We believe the allocation methodology for general and administrative expenses and interest expense is reasonable. The amounts allocated in the accompanying combined financial statements are not necessarily indicative of the actual amount of such indirect expenses that would have been recorded had our predecessor been a separate independent entity.

              Principles of Combination—The combined financial statements include on a carve-out basis the historical balance sheets, statements of operations and cash flows attributed to our predecessor.

              Real estate—Real estate assets are recorded at cost less accumulated depreciation and amortization, as follows:

              Capitalization and depreciation—Certain improvements and replacements are capitalized when they extend the useful life of the asset. Repair and maintenance costs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful life, which is generally 40 years for facilities, the shorter of the remaining lease term or expected life for tenant improvements and the remaining useful life of the facility for facility improvements.

              Purchase price allocation—Upon acquisition of real estate, we determine whether the transaction is a business combination, which is accounted for under the acquisition method, or an acquisition of assets. For both types of transactions, we recognize and measure identifiable assets acquired, liabilities assumed and any noncontrolling interest in the acquiree based on their relative fair values. For business combinations, we recognize and measure goodwill or gain from a bargain purchase, if applicable, and expense acquisition-related costs in the periods in which the costs are incurred. For acquisitions of assets, acquisition-related costs are capitalized and recorded in "Real estate, net" on our combined balance sheets. If we acquire real estate and simultaneously enter into a lease of the real estate, the acquisition will be accounted for as an asset acquisition.

              We account for our acquisition of properties by recording the purchase price of tangible and intangible assets and liabilities acquired based on their estimated fair values. The value of the tangible assets, consisting of land, buildings, building improvements and tenant improvements is determined as if these assets are vacant. Intangible assets may include the value of lease incentive assets, above-market leases, and in-place leases, which are each recorded at their estimated fair values and included in "Deferred expenses and other assets, net" on our combined balance sheets. Intangible liabilities may include the value of below-market leases, which are recorded at their estimated fair values and included in "Accounts payable, accrued expenses and other liabilities" on our combined balance sheets. In-place leases are amortized over the remaining non-cancelable term and the amortization expense is included in "Depreciation and amortization" in our combined statements of operations. Lease incentive assets and above-market (or below-market) lease value are amortized as a reduction of (or, increase to) operating lease income over the remaining non-cancelable term of each lease plus any renewal periods with fixed rental terms that are considered to be below-market. We may also engage in sale/leaseback transactions whereby we execute a net lease with the occupant simultaneously with the purchase of the asset.

              Impairments—We review real estate assets for impairment in value whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The value of a long-lived asset held for use is impaired if management's estimate of the aggregate future cash flows (undiscounted and without interest charges) to be generated by the asset (taking into account the anticipated holding period of the asset) are less than its carrying value. Such estimate of cash flows considers factors such as expected future operating income trends, as well as the effects of demand, competition and other economic factors. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the asset over the estimated fair value of the asset and reflected as an adjustment to the basis of the asset. Impairments of real estate assets are recorded in "Impairment of assets" in our combined statements of operations.

              Deferred expenses—Deferred expenses include leasing costs such as brokerage, legal and other costs which are amortized over the life of the respective leases and presented as an operating activity in our combined statements of cash flows. Amortization of leasing costs is included in "Depreciation and amortization" in our combined statements of operations.

              Identified intangible assets and liabilities—Upon the acquisition of a business, we record intangible assets or liabilities acquired at their estimated fair values and determine whether such intangible assets or liabilities have finite or indefinite lives. As of September 30, 2016, all such intangible assets and liabilities acquired by us had finite lives. Intangible assets are included in "Deferred expenses and other assets, net" and intangible liabilities are included in "Accounts payable, accrued expenses and other liabilities" on our combined balance sheets. We amortize finite lived intangible assets and liabilities over the period during which the assets or liabilities are expected to contribute directly or indirectly to the future cash flows of the business acquired. We review finite lived intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. If we determine the carrying value of an intangible asset is not recoverable we will record an impairment charge to the extent its carrying value exceeds its estimated fair value. Impairments of intangible assets are recorded in "Impairment of assets" in our combined statements of operations.

              Revenue recognition—Our revenue recognition policies are as follows:

              Operating lease income—Our leases have all been determined to be operating leases. Operating lease income is recognized on the straight-line method of accounting, generally from the later of the date the lessee takes possession of the space and it is ready for its intended use or the date of acquisition of the asset subject to existing leases. Accordingly, contractual lease payment increases are recognized evenly over the term of the lease. The periodic difference between lease income recognized under this method and contractual lease payment terms is recorded as deferred operating lease income receivable and is included in "Deferred expenses and other assets, net" on our combined balance sheets. We are also entitled to percentage rent pursuant to some of our leases and record percentage rent as operating lease income when earned.

              We estimate losses within operating lease income receivable and deferred operating lease income receivable balances as of the balance sheet date and incorporates an asset-specific reserve based on management's evaluation of the credit risks associated with these receivables. As of September 30, 2016 and December 31, 2015, we did not have an allowance for doubtful accounts related to real estate tenant receivables or deferred operating lease income.

              Other income—Other income includes lease termination fees and other ancillary income.

              Income taxes—We intend to elect and qualify to be taxed as a REIT under sections 856 through 859 of the Code beginning with our taxable year ending December 31, 2017. We will be subject to U.S. federal and state income taxation at corporate rates on our net taxable income; we, however, may claim a deduction for the amount of dividends paid to our stockholders. Amounts distributed as dividends by us will be subject to taxation at the stockholder level only. While we must distribute at least 90% of our net taxable income to qualify as a REIT, we intend to distribute substantially all of our net taxable income, if any, and eliminate federal and state taxes on undistributed net taxable income. Certain states may impose minimum franchise taxes. In addition, we are allowed certain other non-cash deductions or adjustments, such as depreciation expense attributable to certain of our assets (not including land), when computing our net taxable income and distribution requirement. These deductions permit us to reduce our dividend payout requirement under federal tax laws. We intend to operate in a manner consistent with our intention to qualify as a REIT. For the periods presented, we did not have any TRS that would be subject to taxation.

              New accounting pronouncements—In February 2016, the FASB issued ASU 2016-02, which requires the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases. For operating leases, a lessee will be required to: (i) recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its statement of financial position; (ii) recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis and (iii) classify all cash payments within operating activities in its statement of cash flows. The accounting applied by a lessor is largely unchanged from that applied under previous GAAP. However, in certain instances a long-term lease of land could be classified as a sales-type lease, resulting in the lessor derecognizing the underlying asset from its books and recording a profit or loss on the sale and a net investment in the lease. ASU 2016-02 is effective for interim and annual reporting periods beginning after December 15, 2018. Early adoption is permitted. We are evaluating the impact of the guidance on the Company's combined financial statements.

              In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers ("ASU 2014-09") which supersedes existing industry-specific guidance, including ASC 360-20, Real Estate Sales. The new standard is principles-based and requires more estimates and judgment than current guidance. Certain contracts with customers, including lease contracts and financial instruments and other contractual rights, are not within the scope of the new guidance. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers—Deferral of the Effective Date, to defer the effective date of ASU 2014-09 by one year. ASU 2014-09 is now effective for interim and annual reporting periods beginning after December 15, 2017. Early adoption is permitted beginning January 1, 2017. We are evaluating the impact of the guidance on the Company's combined financial statements.

BUSINESS AND PROPERTIES

Overview

              We believe that we are the first publicly-traded company formed primarily to own, manage, acquire and finance ground net leases, or GNLs. GNLs generally represent ownership of the land underlying commercial real estate projects that is net leased by the fee owner of the land to the owners/operators of the real estate projects built thereon. GNLs are typically "triple net" leases, meaning that the tenant is responsible for development costs, capital expenditures and all property operating expenses, such as maintenance, real estate taxes and insurance. GNLs are typically long-term (base terms ranging from 30 to 99 years, often with tenant renewal options) and have contractual base rent increases (either at a specified percentage or CPI-based, or both) and sometimes include percentage rent participations.

              We believe that a GNL represents a safe position in a property's capital structure. This safety is derived from the typical structure of a GNL, which we believe creates a low likelihood of a tenant default and a low likelihood of a loss by the GNL owner in the event of a tenant default. A GNL lessor typically has the right to regain possession of its land and take ownership of the buildings and improvements thereon upon a tenant default, which provides a strong incentive for a GNL tenant to make the required GNL rent payments. Additionally, the Combined Property Value of a property subject to a GNL typically exceeds the amount of the GNL owner's investment at the time it was made; therefore, even if the GNL owner takes over the property following a tenant default or upon expiration of the GNL, the owner is reasonably likely to recover substantially all of its GNL investment, and possibly amounts in excess of its investment, depending upon prevailing market conditions.

              We target GNLs because we believe that rental income from GNLs can provide us with a safe, secure and growing cash flow stream. We believe that GNLs offer us the opportunity to realize superior risk-adjusted total returns when compared to certain other alternative commercial property debt and equity investments. We intend to target investments in long-term GNLs in which: (i) the initial value of our GNL represents 30% to 45% of the Combined Property Value; (ii) the Ground Rent Coverage of the GNL is between 2.0x to 5.0x; and (iii) the GNL contains contractual rent escalation clauses or percentage rent that participates in gross revenues generated by the commercial real estate on the land. We believe that these target attributes will mitigate the effects of inflation, compensate for anticipated increases in land values over time and establish a conservative position in the case of defaults. We intend to construct a portfolio of GNLs diversified by property type, geography, tenant and lease term.

              We believe that there is a significant market opportunity for a provider of GNL capital like us. We believe that the market for existing GNLs is a fragmented market with ownership comprised primarily of high net worth individuals, pension funds, life insurance companies, estates and endowments. However, while we intend to pursue acquisitions of existing GNLs, our investment thesis is predicated, in part, on what we believe is an untapped market opportunity to expand the use of the GNL structure to a broader component of the approximately $7.0 trillion institutional commercial property market in the United States. We intend to capitalize on this market opportunity by utilizing multiple GNL sourcing and origination channels including acquiring existing GNLs, manufacturing new GNLs with third-party owners of commercial real estate and originating GNLs to provide capital for development and redevelopment. We further believe that GNLs generally represent an attractive source of capital for our tenants and may allow them to generate superior returns on their invested equity as compared to utilizing alternative sources of capital. We intend to draw on the extensive investment origination and sourcing platform of iStar, the parent company of our manager, to actively promote the benefits of the GNL structure to prospective GNL tenants.

              Our diverse initial portfolio is comprised of 12 properties located in major metropolitan areas that were acquired or originated by iStar over the past 20 years. All of the properties in our initial portfolio are subject to long-term net leases consisting of seven GNLs and one master lease (covering five properties) that provide for periodic contractual rental escalations or percentage rent participations in gross revenues generated at the relevant properties. The weighted average Ground Rent Coverage of the initial portfolio as of September 30, 2016 was 4.47x.

              We will be externally managed by SFTY Manager LLC, a wholly-owned subsidiary of iStar. iStar will own            % of the outstanding shares of our common stock, after giving effect to this offering, the formation transactions and the concurrent iStar placement in which iStar will purchase            shares of our common stock at the initial public offering price. Although our manager is recently formed, iStar has been an active real estate investor for over 20 years and has executed transactions with an aggregate value in excess of $35.0 billion. iStar has an extensive network for sourcing investments, which includes relationships with brokers, corporate tenants and developers, that it has established over its long operating history. As of September 30, 2016, iStar had total gross assets of approximately $5.6 billion and 192 employees in its New York City headquarters and its seven regional offices across the United States.

              We have designed our management agreement with terms that we believe are beneficial to us and our stockholders. We will pay no management fee to our manager during the first two years of the management agreement. Our manager will be entitled to a management fee based on our total equity (as defined in our management agreement), which will be payable solely in shares of our common stock, but will not be entitled to receive any additional performance or incentive compensation. Our management agreement will have an initial term of one year with annual renewals to be approved by a majority of the independent members of our board of directors. The management agreement may be terminated by us or our manager at the end of each annual term without the payment of a termination fee. Additionally, concurrently with the completion of this offering, we will enter into an exclusivity agreement with iStar pursuant to which iStar will agree that it will not acquire, originate, invest in, or provide financing for a third party's acquisition of, a GNL unless it has first offered that opportunity to us and a majority of our independent directors has declined the opportunity or the opportunity only includes an incidental interest in GNLs. See "Our Manager and the Management Agreement—Exclusivity."

              We intend to elect to qualify as a real estate investment trust, or REIT, for U.S. federal income tax purposes, commencing with our taxable year ending December 31, 2017.

GNL Market Overview

              Unless otherwise indicated, all information contained in this GNL Market Overview section is derived from a market study prepared for us by Rosen Consulting Group ("RCG"), a nationally recognized real estate consulting firm, as of December 20, 2016 and the projections and beliefs of RCG stated herein are as of that date.

              According to RCG, the significant market opportunity for the ground net lease structure across a large variety of property types and the potential for favorable relative risk/return position compared with other real estate assets, bodes well for future expansion in the sector.

Introduction

              Ground net leases have existed for centuries and are currently used to finance all major property types of the commercial real estate market in the United States. Ownership of ground net leases is fragmented and currently dominated primarily by owners seeking long duration assets, such as endowments, pension funds, life insurance companies, religious institutions, family offices, high net worth individuals, and federal and municipal governmental entities, with limited institutional capital dedicated exclusively to the pursuit of the GNL market as an investment class.

              The fragmented market, combined with limited historical data, makes it difficult to determine the size of the current ground net lease market; however, there is a significant volume of ground net lease transaction activity each year. According to Real Capital Analytics, over $4.4 billion of existing GNLs were sold in the secondary market in 2015 and 2016 year to date in the United States. This total does not include GNLs that were created (i.e. newly structured with assets owned in fee simple in privately negotiated transactions) during this time period, as data regarding newly created GNLs is limited. In addition to existing GNLs, there is a significant opportunity to expand the market size and prevalence of GNLs by creating new GNLs with assets currently owned in fee simple. The U.S. real estate market is the largest in the world with both existing assets and developable raw land. Savills World reports approximately $13.1 trillion of high-quality commercial (office, industrial, lodging, industrial and residential) real estate exists in North America, with the vast majority concentrated in the United States.

History of Ground Net Leases

              The introduction of ground or land leasing dates back to the 9th century when lords, who received land directly from the Crown, would lease the land to lesser tenants in exchange for services (often military protection) or rent, which was often payable in the form of livestock or crops produced on the land. The lesser tenants often divided the land into smaller plots that were leased to additional tenants, which today are referred to as "sub-tenants". Since all land was ultimately owned by the Crown, all tenants effectively "held" the land of a superior owner, which today is referred to as a "leasehold interest".

              The standard of 99 year terms was developed by American colonists, perhaps due to the common law "rule against perpetuities," which generally precludes contracts that tie up property for too long a period of time beyond the lives of people living at the time the contract was entered into.

              Today, GNLs are used to capitalize all major property types of the commercial real estate market, including office, industrial, retail, lodging, residential and healthcare properties, throughout the world and are relatively common in England, Scotland, Northern Ireland, Hong Kong, China and throughout the United States, with concentrations in California, New York and Hawaii. Properties in the United States that are on leased land include the Chrysler building and Battery Park City in New York City, Hotel Palomar in the Westwood neighborhood of Los Angeles, the new apartment development, One Santa Fe, in the downtown Los Angeles Arts District, Trump International Hotel in Washington D.C., and the Royal Hawaiian Hotel in Honolulu.

Ground Net Lease Structure

              A ground net lease is created when a fee simple landowner, the "lessor" or "landlord," enters into a contract with a person or entity, the "lessee" or "tenant," to grant an interest in a parcel of land for an extended period of time, which generally ranges from 20 to 99 years (prior to any tenant extension options, if applicable). Comparatively, typical tenant operating lease terms on commercial real estate properties are generally between 3 and 20 years.

              The ground net lease structure generally separates the ownership of the land from the ownership of the improvements thereon. However, due to the long duration of a typical GNL, the "value" of the improvements is effectively transferred to the tenant given that the useful life of the improvements is typically less than the term of the GNL.

              In most GNLs, the landlord and tenant agree to a pre-determined rent payment schedule, which generally includes a rent escalation provision that provides for contractual rent increases at fixed intervals or time periods, for example every year or every 10 years. This rent escalation provision is intended to mitigate the landowner's exposure to inflation risk and compensate the landlord for any increase in the value of the parcel of land underlying the GNL since the time of lease inception.

              Rent escalation provisions in GNLs typically include one or a combination of the following components: a) a fixed percentage escalation, such as 2% per year or 10% every 5 years, b) an escalation based on the change in an index, such as the consumer price index, or c) a percentage of the tenant's revenue derived from the operating performance of the commercial real estate on the land.

              The tenant, or lessee, is generally responsible for all costs and expenses associated with the leased property including development costs, capital expenditures and all property operating expenses, including maintenance, real estate taxes and insurance. This is referred to as a "true triple net lease," as the lessee's rent payment to the lessor is not subject to any deductions and represents the lessor's absolute net return on its investment. Subject to requirements specified in the lease, the lessee has the right to sell or finance its leasehold interest and to lease the improvements to another party (a "sub-tenant").

              At the end of the term of the ground net lease, which often may be extended on one or more occasions by the tenant pursuant to contractual options contained in the lease, the land and any improvements thereon, revert to the landlord. This is referred to as a "reversionary interest" and is typical in GNLs. At the end of a GNL's term, if it is not extended, the lessor regains possession of the land and any improvements thereon, whereupon the land owner may enter a new GNL on then current market terms, sell the land and improvements thereon or operate the property directly and lease the space to tenants at market rates. In the event the GNL's term is extended, the rent during the extension period is typically based on a fair market valuation of the land at the time of extension, at the highest and best use, as determined by an independent appraiser.

              The landlord, or lessor, is typically limited in its ability to control how the land is used other than through the provisions negotiated in the GNL. In exchange for generally giving up control of the land pursuant to the GNL, the landlord usually has no operating involvement or obligation, financial or otherwise, to maintain any improvements on the land. For the landlord, the GNL effectively transfers the responsibility, risks and potential profit or loss associated with operating a property on the land to the tenant during the term of the GNL. Such transfer creates a potentially more stable, lower risk investment for a landlord when compared with many other commercial real estate investments.

              The landlord under a ground net lease typically holds the senior and unsubordinated fee interest in the land, and the interests of the leasehold tenant, or lessee, and any leasehold interest mortgage lender are subordinate to the landlord's fee interest. As a result, unsubordinated ground leases provide the landlord with significant protection against tenant default. In the event of a tenant default under the GNL that remains uncured by the tenant or, if applicable, the leasehold interest mortgage lender, the landlord generally has the right to terminate the lease, evict the tenant and regain possession of the land and any improvements thereon.

              GNLs can be an attractive option for capitalizing the acquisition, redevelopment, development or recapitalization of commercial real estate assets because they have the potential to efficiently allocate an investment's risk among various capital providers based upon their desired or targeted risk profile. It is very common for mortgage financing on real estate assets to be separated into several components, for example an A note and a B note with the potential for an additional mezzanine tranche. Equity has traditionally been tranched through joint ventures that may allocate profits and losses on a pro rata basis or may include a "promote" to the sponsor/developer based on a "waterfall" or other pre-determined profit sharing arrangement. Ground net leases take this process one meaningful step further by allocating the most secure position in the capital stack of a particular commercial real estate asset, with a priority in cash flow and legal ownership, to the ground lessor, thereby providing the real estate equity investor with an alternative to seeking mezzanine financing and/or joint venture partners.

Compelling Investment Characteristics of Ground Net Leases

              Three key characteristics of ground net leases account for much of their investment appeal. These include the 1) stability of GNL value, 2) seniority of GNL position in the capital stack and 3) growth of GNL income and underlying real estate value.

    Stability of GNL Value

              In most commercial real estate investments, the portion of investment return attributed to rental income is more stable than that attributed to any capital appreciation of the asset. The NCREIF Property Index measures the return components of high quality commercial real estate. The index, as depicted below, demonstrates that from 1980 to 2015, the income component of a commercial property's investment return is much more stable than that of the capital appreciation component.

NPI Index of Income and Capital Appreciation

              With GNLs, income stability and capital return can be even greater than those associated with direct fee ownership, due to the long lease terms and rent escalation provisions included in most GNLs, which often result in a narrower cap rate trading range than those associated with direct fee ownership over time.

              As described above, in addition to ground net leases' senior position, ground net leases offer several return-generating components which provide stable returns in a range of economic environments. Because long-term historical cap rate data for ground net lease transactions is limited, RCG has inferred the lower cap rates associated with ground net lease transactions as compared to fee simple transactions from data from Real Capital Analytics for ground net lease and fee simple sales in 2015 and 2016.

Ground Net Lease to Fee Simple Cap Rate Comparison	2015	2016	Average

Average Fee Simple Cap Rate	6.25%	6.14%	6.19%
Weighted Average Ground Net Lease Cap Rate	4.44%	4.50%	4.48%
GNL Cap Rate Spread to Fee Simple Cap Rate	1.81%	1.64%	1.72%
Weighted Average Comparable Ground Leases in Major Metropolitan Areas Cap Rate	4.28%	4.18%	4.22%
Spread to Fee Simple	1.98%	1.96%	1.97%

              As indicated in the table above, weighted average ground net lease cap rates by transaction volume have achieved a spread to average fee simple cap rates of 172 basis points over the past two years. When adjusting for major metropolitan areas and longer duration leases ("Comparable Ground Net Leases") the spread increases to 197 basis points.

              In comparison, investors in typical fee simple single or multi-tenant real estate investments generally have a greater exposure to a) vacancy risks (and the costs associated with re-leasing space at the end of lease terms) and b) market-wide economic or property specific shocks (such as changing economic or demographic conditions or changes in tax base rates), that can cause greater volatility in income or unexpectedly increase operating expenses or capital costs. Similarly, a lessor under a GNL typically has no responsibility for any capital expenditures, whereas investors in typical fee-simple real estate investments are responsible for capital expenditures necessary to maintain or improve the property.

              In a ground net lease, the landlord has a contractual relationship typically with only one tenant who is obligated to pay rent regardless of the occupancy or profitability of the leased land (i.e. the underlying property), or the macro-economic environment. Ground net lease rental payments are typically funded from the underlying property's operating cash flow, which generally ranges from three to five times the amount of the ground lease rental payment on an annual basis, which enhances the security of the long-term lease payments.

              Over the long term, ownership of land can provide a hedge against inflation and lower volatility when compared with other types of investments. Due to the similarities of direct ownership of land with maintaining a lessor interest in leased land, GNLs may offer similar benefits in terms of offering inflationary protection and price volatility that is less than in other types of investments. Real property often appeals to investors during inflationary periods as land has both intrinsic value and, in the case of major metropolitan areas, is limited in supply.

    Seniority of GNL Position in the Capital Stack

              In general, due to the unsubordinated nature of ground net lease rental payments, a landlord under a ground net lease is less likely to suffer a loss of rental income than an investor in other types of commercial real estate investments. If the tenant under a GNL experiences financial difficulties due to poor performance of the underlying property, the landlord's ability to recapture the land and any improvements thereon in the event of a tenant default typically motivates the tenant to use all available cash to remain current on the ground lease payments. If there is a leasehold interest loan on the asset, secured by the tenant's leasehold interest, the lender provides additional protection to the ground lessor, as it will often be incentivized to protect its interest. If a leasehold lender forecloses on the borrower-lessee, the leasehold lender generally becomes the lessee under the GNL. However, in order for the leasehold lender to recover the principal balance of its loan it would need to keep the ground net lease current, or the lessor could terminate the lease, resulting in a loss of principal to the leasehold lender.

              If neither the tenant nor the leasehold interest lender cure the default, additional security to the lessor lies in the fact that any improvements on the land revert to the lessor upon termination of the lease or completion of an eviction proceeding. Furthermore, any sub-leases with sub-tenants occupying the underlying property will inure to the benefit of the ground lessor, who will benefit from such sub-tenants' obligations to pay rent under their respective sub-leases.

              In addition to having features that mitigate some of the adverse effects of inflation and interest rate increases, ground net leases also have a further benefit of holding the senior position in the capitalization of a commercial real estate asset, which often will result in a full payment in the event a tenant has insufficient resources to meet all of its obligations or defaults on the ground net lease. This provides additional downside protection to lessors under a ground net lease that is not available in other types of real estate debt and equity investments. This position protects the lessor under a ground net lease from losing all of its investment, since it will regain possession of the land and any improvements thereon in the event of an uncured tenant default. This contrasts with the position of, for example, an unsecured bondholder who, in the event of an issuer default, is simply a senior unsecured creditor.

    Growth of GNL Income and Underlying Real Estate Value

              As detailed in "Ground Net Lease Structure" above, most GNLs have relatively long lease terms and provide a steady, long-term, bond-like income stream. However, unlike fixed-rate bonds, which decrease in value in a rising interest rate environment (unless held to maturity), most GNLs provide for some inflation protection due to rent escalation provisions that generally obligate the tenant to pay an increasing amount of rent over time.

              Additional inflation protection for a ground lessor is provided by its ownership of the residual interest (i.e. upon expiration of the ground lease the lessor will regain possession of the land and take ownership of any improvements thereon). Accordingly, any increase in value of the underlying land and improvements thereon that was not realized through rent escalations during the term of the GNL will inure to the benefit of the lessor who will be able to seek to realize such increase in value by re-leasing or selling the property based on then current market conditions. As evidence of the inflation-hedging capabilities of this asset class, there is a very strong relationship between inflation and commercial real estate values over time. Between 1965 and 2015, the correlation between cap rates for commercial properties taken from ACLI and the CPI was a strong 0.63. A study conducted by TIAA-CREF found that the correlation between annual commercial real estate returns and inflation was .41 between 1978 and 2010.

              In a deflationary environment, value of GNLs with fixed rental rate increases may increase in a manner similar to that of fixed-rate bonds in a declining interest rate environment, in that the value of the GNL will tend to increase to reduce or eliminate the "premium yield" that the fixed rental increases might otherwise generate.

              Rising interest rates can be a sign that the economy is improving, which can be a positive for long-term land price appreciation and underlying property revenues. In addition to potentially increasing ground net lease rental coverage ratios (and therefore the security of the ground net lease rental payment), this could increase the residual value of the property and potentially mitigate the impact of any increases in interest rates and cap rates. This is in contrast to fixed-rate bond returns, whose coupon payments are fixed and include only interest and principal payments, and which values are typically inversely related to interest rate movements. In addition, many ground net leases have escalations indexed to CPI further linking the ground net lease value to improvement in the economy as well as long term underlying building appreciation.

Example of GNL Income Growth

 Commercial Real Estate Cap Rates and Inflation

Business and Growth Strategies

              Our primary investment objective is to construct a diversified portfolio of GNLs that will generate attractive risk-adjusted returns and support stable and growing distributions to our stockholders. The strategies we intend to use to seek to achieve our objective include:

  •
  Employ Multiple GNL Sourcing and Origination Channels.    We have identified several channels for pursuing GNL investment opportunities:

  •
  Acquire Existing GNLs.    We will seek to acquire existing GNLs that are marketed for sale and actively solicit potential sellers and related property brokers of existing GNLs to engage in off-market transactions. Our structure as an UPREIT gives us the ability to acquire GNLs from owners, particularly estates and high net worth individuals, using operating partnership units that may provide the seller with tax advantages, as well as liquidity, portfolio diversification and professional management. The GNLs relating to The Dallas Market Center: Sheraton Suites and the Dallas Market Center: Marriott Courtyard are examples of assets in our initial portfolio that were acquired as existing GNLs.

  •
  Manufacture a GNL with a Third Party.    We will seek to pursue opportunities where a third party owner of a commercial property may be interested in utilizing a GNL structure to facilitate its options with respect to its interests in the property. We will manufacture the GNL by splitting ownership of the property into an ownership interest and GNL on the land, and a separate leasehold interest of the building and other improvements thereon. We will acquire ownership interest and GNL on the land from the third party.

  •
  Originate GNLs to Provide Capital For Development or Value-Add Redevelopment or Repositioning.    We will seek opportunities where we can purchase land and simultaneously lease it pursuant to a new GNL to a tenant who plans to develop a new, or significantly improve an existing, commercial property on the land. The GNL relating to the Northside Forsyth Hospital Medical Center is an example of a GNL in our initial portfolio that was originated to provide financing for development.

  •
  Acquire a Commercial Real Estate Property to Create a GNL.    We will seek in select instances to acquire commercial real estate properties that have the potential to be converted into an ownership structure that includes a GNL retained by us and a leasehold interest that we will seek to sell to a third party. The GNL relating to One Ally Center is an example of a GNL in our initial portfolio that was split from a commercial property after it had been acquired by iStar. We may, if necessary to avoid being subject to a prohibited transaction penalty tax, subsequently sell such leasehold interest through a TRS, which would subject any gain from the sale of such leasehold interest to corporate income tax.

    •
    Finance Third Party GNLs.    Combining our capital resources with iStar's relationships and GNL expertise (which will be available to us through our manager), we will seek opportunities to generate attractive risk-adjusted returns by financing the acquisition of GNLs by third parties.

  •
  Follow a Disciplined Investment Strategy.    We generally intend to target GNLs that meet some or all of the following investment criteria:

  •
  Underlying properties located in major metropolitan areas;

  •
  Average remaining initial lease terms of 30 to 99 years;

  •
  Periodic contractual rent escalators or percentage rent participations;

  •
  Value of approximately 30% to 45% of the Combined Property Value at the commencement of the lease or the acquisition date;

  •
  Ground Rent Coverage of approximately 2.0x to 5.0x for the initial twelve month period of the lease;

  •
  First year cash return on asset of between 4.0% and 6.0%;

  •
  Underlying properties that we believe are well located in markets with high barriers to entry and that have durable cash flow; and

  •
  Transaction sizes ranging from $20 to $250 million.

  •
  Leverage iStar's Network and Expertise.    Through our manager, we will have access to iStar's fully-integrated real estate investment platform. iStar has an extensive network for sourcing investments, which includes relationships with brokers, corporate tenants and developers, that it has established over more than 20 years of operations. In particular, iStar has invested more than $5.0 billion in net leased assets over 15 years. As of September 30, 2016, iStar's net lease real estate portfolio (including properties owned in its net lease joint venture) had a gross carrying value of approximately $2.0 billion. In addition, iStar has significant experience in the direct ownership of operating real estate as well as construction and land development.

  •
  Maintain Access to Multiple Sources of Capital.    We intend to maintain sufficient capital resources to pursue our investment strategy through access to multiple capital sources, including a new $         million revolving credit facility that we expect to obtain upon completion of this offering, possible future secured debt, unsecured corporate debt and the potential issuance of equity securities. We will also have the ability to offer operating partnership units to sellers of properties as a potentially tax efficient acquisition currency. We believe that having access to multiple sources of capital, including the public capital markets, and the ability to offer operating partnership units to sellers of properties may provide us with a cost of capital advantage and an advantage in acquisitions relative to non-public competitors.

Investment Highlights

  •
  Cash Flow Safety with Growth.    We generally seek to invest in GNLs that have conservative Ground Rent Coverage of 2.0x to 5.0x for the first 12 month period of the lease and that have a value of between 30% and 45% of the Combined Property Value at the commencement of the lease or acquisition date. The periodic contractual rental escalations and, in some cases, percentage rent participations, structured in our leases create embedded revenue growth and are intended to mitigate the effects of inflation and compensate us for the anticipated increases in land values over time. In addition, GNLs are typically triple net structures under which we have no responsibility for development costs, capital expenditures or any property operating expenses, such as maintenance, real estate taxes and insurance. We believe that the stability and growth prospects of our cash flows, combined with the relative safety of our assets, offer the opportunity to generate attractive risk-adjusted returns for our stockholders.

  •
  First Mover Advantage in Untapped Market.    We believe that the market for existing GNLs is fragmented with ownership comprised primarily of high net worth individuals, pension funds, life insurance companies, estates and endowments. We also believe that there are significant opportunities to create and acquire GNLs outside of the existing market, because we believe we can offer attractive capital to property owners. As the first publicly-traded company focusing primarily on GNLs, we believe that we can offer property owners a unique opportunity to contribute their properties to a real estate focused, diversified and professionally managed company. In addition, we believe that our capital resources, including availability under the new $             million revolving credit facility that we expect to obtain upon completion of this offering, and potential access to both public and private capital markets, will give us a competitive advantage when seeking to acquire and originate GNLs.

  •
  Attractive Initial Portfolio.    Our initial portfolio is comprised of 12 properties located in major metropolitan areas that were acquired or originated by iStar over the past 20 years. All of the properties in the initial portfolio are subject to long-term leases that provide for periodic contractual rental escalations or percentage rent that participates in gross revenues generated at the properties. The weighted average Ground Rent Coverage of the initial portfolio for the 12 months ended September 30, 2016 was 4.47x. We intend, over time, to increase the diversity of our portfolio by property type, geography tenant and lease term in an effort to further enhance the safety of our cash flow by limiting the risks of concentration.

  •
  Unleveraged Initial Balance Sheet Positioned for Growth.    Upon completion of this offering we do not expect to have any outstanding indebtedness. Additionally, we intend to enter into a new $             million revolving credit facility upon completion of this offering that we expect to be undrawn and available to fund our investment activity. Our current strategy is to target overall leverage at an amount that is approximately 25% of the aggregate Combined Property Value of our portfolio, but not to exceed a ratio of 2:1 relative to our total equity. However, our organizational documents do not limit the amount of indebtedness that we may incur.

  •
  iStar Relationship and Sponsorship.    We believe that our relationship with iStar will provide us with opportunities to source and originate GNL transactions that may not otherwise be available to us. iStar currently has 192 professionals dedicated to investment origination, underwriting, asset management, legal review, accounting and other disciplines that will be available to us through our manager. As we seek to grow our business, we believe that we will benefit from iStar's geographic reach and more than 20 years of experience sourcing and executing investments in all major property types, through numerous real estate cycles and negotiating with major sponsors. We further believe that the terms of our management agreement, including the elimination of the management fee during its first two years, payment of the management fee solely in shares of our common stock and the absence of any incentive compensation or termination fees, and iStar's ownership of            % of our outstanding common stock after giving effect to this offering, the formation transactions and iStar's purchase of            shares in the concurrent iStar placement, significantly align iStar's interests with ours.

Our Initial Portfolio

              Our initial portfolio is comprised of 12 properties located in ten states with eight tenants. Our initial portfolio is comprised of seven GNLs and a master lease (relating to five hotel assets) that has many of the characteristics of a GNL, including length of lease term, percentage rent participations and triple net terms. The tables below present an overview of our portfolio as of September 30, 2016, unless otherwise indicated.

Our Leases

									Rent
			Lease Terms
									($ in millions)
								Contractual Rent Escalations or Percentage Rent During Initial Lease Term	Cash				GAAP
Property Name	Tenant	Guarantor	Lease Commencement Date	Lease Expiration Date	Original Term	Remaining Term	Tenant Extension Options		A In Place Base Rent (Annualized)(1)		B TTM Percentage Rent(2)	C Total (A + B)	D Total GAAP Income(3)
Doubletree Seattle Airport(4)	HLT Operate DTWC LLC	Park Intermediate Holdings LLC	8/1/1995	12/31/2025	30 yrs	9 yrs	2 × 5 yrs	% Rent	$4.5		$0.8	$5.3	$5.3
One Ally Center	500 Webward LLC	N/A	3/31/2015	3/31/2114	99 yrs	98 yrs	2 × 30 yrs	1.5% / p.a.; CPI Lookback(5)	2.5		N/A	2.5	5.3
Hilton Salt Lake(4)	HLT Operate DTWC LLC	Park Intermediate Holdings LLC	8/1/1995	12/31/2025	30 yrs	9 yrs	2 × 5 yrs	% Rent	2.7		0.5	3.2	3.2
Doubletree Mission Valley(4)	HLT Operate DTWC LLC	Park Intermediate Holdings LLC	8/1/1995	12/31/2025	30 yrs	9 yrs	2 × 5 yrs	% Rent	1.1		0.6	1.7	1.7
Doubletree Sonoma(4)	HLT Operate DTWC LLC	Park Intermediate Holdings LLC	8/1/1995	12/31/2025	30 yrs	9 yrs	2 × 5 yrs	% Rent	0.7		0.4	1.1	1.1
Doubletree Durango(4)	HLT Operate DTWC LLC	Park Intermediate Holdings LLC	8/1/1995	12/31/2025	30 yrs	9 yrs	2 × 5 yrs	% Rent	0.9		0.3	1.2	1.1
Dallas Market Center: Sheraton Suites	Dallas Suites RE, LLC	N/A	9/30/2015	9/30/2114	99 yrs	98 yrs	None	2.0% / p.a.(6)	0.4		N/A	0.4	1.1
Northside Forsyth Hospital Medical Center	Forsyth Physicians Center SPE 1, LLC	Individual principal at property developer(7)	4/25/2016	4/25/2115	99 yrs	99 yrs	2 × 30 yrs	1.5% / p.a.; CPI Lookback(8)	0.5	(9)	N/A	0.5	0.8
NASA/JPSS Headquarter	DRV Greentec, LLC	N/A	10/31/2005	10/31/2075	70 yrs	59 yrs	2 × 15 yrs	3.0% / 5yrs	0.4		N/A	0.4	0.5
The Buckler Apartments	CA/Phoenix 401 Property Owner, LLC	N/A	11/21/2014	11/30/2112	98 yrs	96 yrs	None	15% / 10yrs	0.3		N/A	0.3	0.5
Dallas Market Center: Marriott Courtyard	ARC Hospitality Portfolio I DLGL Owner, LP	American Realty Capital Hospitality Trust, Inc.	2/21/1989	1/2/2026	37 yrs	9 yrs	4 × 10 yrs	% Rent	0.1		0.2	0.3	0.3
Lock Up Self Storage Facility	Lock Up-Evergreen Development Series, LLC / Bloomington Development Series	Evergreen Real Estate Partners, LLC(10)	9/19/2007	9/30/2037	30 yrs	21 yrs	None	3.5% / 2yrs	0.1		N/A	0.1	0.1

Total / Weighted Avg.									$14.2		$2.8	$17.0	$21.0

(1)
Annualized cash base rental income in place as of September 30, 2016.

(2)
Total percentage cash rental income during the 12 months ended September 30, 2016.

(3)
Column "D" represents column "C" adjusted for non-cash income, primarily consisting of straight-line rent, to conform with GAAP.

(4)
Property is part of the Hilton Western Portfolio and is subject to a master lease. See "—Descriptions of Our Properties in Our Initial Portfolio."

(5)
During each 10th lease year, annual fixed rent is adjusted to the greater of (i) 1.5% over the prior year's rent, or (ii) the product of the rent applicable in the initial year of the 10 year period multiplied by a CPI factor, subject to a cap on the increase of 20% of the rent applicable in that initial year.

(6)
For the 51st through 99th years of the lease, the base rent is the greater of (i) the annual rent calculated based on 2.0% annual rent escalation throughout the term of the lease, and (ii) the fair market rental value of the property.

(7)
Guarantee expires upon completion of construction.

(8)
During each 10th lease year, annualized fixed rent is adjusted to the greater of (i) 1.5% of the prior year's rent, or (ii) the product of the prior year's rent multiplied by a CPI factor, subject to a cap on the increase of 20% of the prior year's rent.

(9)
Represents annualized base rent in place upon full funding of our construction funding commitment relating to this property. As of September 30, 2016, annualized in place base rent was $0.3.

(10)
The individual principals' guaranty covers tenant obligations to the extent not guaranteed by Evergreen Real Estate Partners, LLC.

Underlying Property and Tenant Information

	Property								Financial Data
					Occupancy as of September 30, 2016(1)				($ in millions)
Property Name	MSA	Address	Property Type	Year Built / Major Renovation Date		Units / Keys	Square Feet		Underlying Property NOI(2)		Ground Rent Coverage
Doubletree Seattle Airport	Seattle-Tacoma-Bellevue	18740 International Blvd, Seattle, WA	Hotel	1969 / 2011	85%	850	579,432		$14.0		3.12x
One Ally Center	Detroit-Warren-Dearborn	500 Woodward Ave, Detroit, MI	Office	1992	100%	N/A	957,355		13.9	(3)	5.49x
Hilton Salt Lake	Salt Lake City	255 S. West Temple, Salt Lake City, UT	Hotel	1983 / 2012	73%	499	425,000		10.0		3.73x
Doubletree Mission Valley	San Diego-Carlsbad	7450 Hazard Center Dr., San Diego, CA	Hotel	1991 / 2012	88%	300	236,745		7.6		6.76x
Doubletree Sonoma	San Francisco-San Jose-Oakland	1 Doubletree Dr., Rohnert Park, CA	Hotel	1987 / 2016	76%	245	213,000		4.2		5.77x
Doubletree Durango	Durango	501 Camino Del Rio, Durango, CO	Hotel	1986 / 2009	79%	159	132,384		3.1		3.61x
Dallas Market Center: Sheraton Suites	Dallas-Fort Worth-Arlington	2101 Stemmons Freeway, Dallas, TX	Hotel	1989 / 2016	79%	251	178,331		2.4		6.89x
Northside Forsyth Hospital Medical Center	Atlanta-Sandy Springs-Marietta	4150 Deputy Bill Cantrell Memorial Rd, Cumming, GA	Medical Office Building	2017(4)	80%	N/A	92,573	(5)	1.5	(6)	3.05x
NASA/JPSS Headquarters	Washington-Arlington-Alexandria	7700 and 7720 Hubble Drive, Lanham, MD	Office	1994	100%	N/A	120,000		2.0	(7)	4.59x
The Buckler Apartments	Milwaukee-Waukesha-West Allis	401 West Michigan Street, Milwaukee, WI	Multi-Family	1977 / 2016	65%	207	212,486		1.8	(8)	7.20x
Dallas Market Center: Marriott Courtyard	Dallas-Fort Worth-Arlington	2150 Market Center Blvd, Dallas, TX	Hotel	1989 / 2010	71%	184	158,805		2.2		17.27x
Lock Up Self Storage Facility	Minneapolis-St. Paul-Bloomington	221 American Blvd W., Bloomington, MN	Self Storage	2008	84%	819	104,000		0.8		6.48x

Total / Weighted Avg.							3,410,111		$63.5		4.47x	(9)

(1)
The hotel occupancy rates shown are the average occupancy rates of the hotels for the 12 months ended September 30, 2016. Northside Forsyth Medical Center is currently under construction and occupancy reflects pre-leased percentage as of September 30, 2016. The Buckler Apartments property is currently in its lease-up phase. The occupancy rate of Lock Up Self Storage Facility is the midpoint of the occupancy range as of June 30, 2016, provided by the tenant. We rely on the occupancy information reported to us by our tenants and do not independently investigate or verify the information supplied to us by our tenants.

(2)
Underlying Property NOI for the 12 months ended September 30, 2016 unless otherwise noted.

(3)
Represents stabilized net operating income once rent abatement periods have ended, based on lease contracts in place.

(4)
Medical center that is currently under construction, with completion expected in March 2017.

(5)
Represents square footage of initial building currently under construction. The site can accommodate an additional 115,100 square feet.

(6)
Represents our underwritten expected net operating income at the property upon completion of construction and stabilization.

(7)
Does not reflect $0.8 of rent concessions given by our GNL tenant to one of its subtenants for the period from June 1, 2016 through August 31, 2016.

(8)
Represents our underwritten expected net operating income at the property upon stabilization.

(9)
The weighted average of the Ground Rent Coverage is calculated by dividing the Underlying Property NOI of $63.5 million shown in this table by the in-place base rent of $14.2 million shown in the table titled "Our Leases" above.

Descriptions of Properties in Our Initial Portfolio

              Set forth below is additional information about each property in our initial portfolio. These descriptions should be read in conjunction with the tables set forth above under the captions "—Our Initial Portfolio—Our Leases" and "—Underlying Property and Tenant Information," including all footnotes to such tables, which contain additional clarifying information that is necessary to understand the information set forth below. Unless otherwise noted below or in the table set forth above under the caption "—Our Initial Portfolio—Underlying Property and Tenant Information," all occupancy data is as of September 30, 2016.

Doubletree Seattle Airport

    Property Description

              The 850 key Doubletree Seattle Airport is a full service, upper upscale hotel developed in 1969 and last renovated in 2011. The hotel benefits from significant group demand and airline crew business due to its location (less than one mile from the Seattle-Tacoma International Airport) and its size (850 rooms and 36,000 square feet of meeting space in 26 meeting rooms capable of accommodating 1,200 guests). Additional amenities include an outdoor pool and a complimentary airport shuttle, as well as access to the Light Link rail.

              The following table shows the occupancy rate, average daily rate, or ADR, and revenue per available room, or RevPAR, for the last five years at this property:

Occupancy					ADR					RevPAR
2011	2012	2013	2014	2015	2011	2012	2013	2014	2015	2011	2012	2013	2014	2015
73.4%	79.7%	81.3%	84.4%	87.0%	$97	$99	$106	$116	$125	$72	$79	$86	$98	$108

              For U.S. federal tax purposes, we depreciate the building improvements at this property over a 40 year life. Our depreciable tax basis in the building is approximately $29.2 million and our tax basis, net of depreciation, was approximately $15.7 million at September 30, 2016, using the straight-line method of depreciation.

    Property and Lease Summary

              This property is part of our Hilton Western Portfolio and is subject to a master lease acquired by iStar in 1997. A majority of the land underlying our Doubletree Seattle Airport property is owned by a third party and is ground leased to us. We own the buildings and improvements thereon and lease them to the tenant. We are obligated to pay the third-party owner of the ground lease $0.4 million per year through 2044. We are currently in discussions with the third party owner to extend or restructure the ground lease; however, we can give no assurance that we will be successful in consummating any such extension or restructuring or that the terms of any extension or restructuring will be attractive. See

"Risk Factors—Risks Related to Our Portfolio and Our Business—We are the tenant of a ground net lease underlying a majority of our Doubletree Seattle Airport property." In addition, under the master lease, the tenant has the right to purchase this hotel at fair market value if the hotel suffers a major casualty or condemnation event, as defined in the master lease. See "Risk Factors—Risks Related to Our Portfolio and Our Business—Our master lease relating to five hotel properties and our GNL relating to the Lock Up Self Storage Facility provide the tenants with the right to purchase our land in certain circumstances."

Property		Lease

Address:	18740 International Blvd, Seattle, WA	Tenant:	HLT Operate DTWC LLC
MSA:	Seattle-Tacoma-Bellevue	Guarantor:	Park Intermediate Holdings LLC
Property Type:	Hotel	Lease Commencement Date:	8/1/1995
Units / Keys:	850	Lease Expiration Date:	12/31/2025
Square Feet:	579,432	Original Term:	30 yrs (9 yrs remaining)
Occupancy:	85%	Tenant Extension Options:	Two 5-year options
Year Built / Major Reno Date:	1969 / 2011
		Contractual Rent Escalations or Percentage Rent:	Percentage rent equal to 7.5% of the positive difference between the aggregate operating revenue of the hotels and the aggregate base operating revenue of the hotels.

Underlying Property NOI:	$14.0M	In Place Base Rent (Annualized):	$4.5M
Ground Rent Coverage:	3.12x	TTM Additional Rent:	$0.8M
		Total Cash Rent:	$5.3M
		Total GAAP Rent:	$5.3M

    Property Map

One Ally Center

    Property Description

              The 957,355 rentable square foot One Ally Center is a Class-A office building designed by Philip Johnson and John Burgee Architects and developed by Hines in 1992. We own the land in fee simple, while the tenant owns the office building and other improvements. iStar owned the One Ally Center and split it into a GNL in 2015 by selling the building and other improvements to a third party and entering into a GNL for the underlying land. The building features column-free floor plates and 360-degree views. The 43-story tower is the tallest office building in Michigan and is occupied by tenants such as Ally Financial and PricewaterhouseCoopers LLP. The property's design, development standards and advanced systems are similar to those of its new construction peers. One Ally Center offers Class-A amenities, including a state-of-the-art 6,000-square-foot fitness center, first-floor café and bistro and on-site parking.

    Property and Ground Net Lease Summary

              Under the GNL, the tenant has the right of first refusal to purchase the property before we can sell the property to a third party. See "Risk Factors—Risks Related to Our Portfolio and Our Business—The tenants under the GNLs relating to the One Ally Center, Northside Forsyth Hospital Medical Center, NSA/JPSS Headquarters and The Buckler Apartments properties have certain preemptive rights should we decide to sell the properties." In addition, the tenant has the right to level the building and improvements on the property before the expiration of the lease, although it cannot do so during the last five years of the lease without our prior consent. Rent under the ground lease must continue to be paid through the end of the term, even if the tenant levels the building and any improvements on the property. See "Risk Factors—Risks Related to Our Portfolio and Our Business—The tenants under our GNL relating to the One Ally Center property has the right to level the building before the expiration of the lease."

Property		Lease

Address:	500 Woodward Ave, Detroit, MI	Tenant:	500 Webward LLC
MSA:	Detroit-Warren-Dearborn	Guarantor	N/A
Property Type:	Office	Lease Commencement Date:	3/31/2015
Units / Keys:	N/A	Lease Expiration Date:	3/31/2114
Square Feet:	957,355	Original Term:	99 yrs (98 yrs remaining)
Occupancy	100%	Tenant Extension Options:	Two 30-year options
Year Built / Major Reno Date:	1992
		Contractual Rent Escalations or Percentage Rent:	1.5% per year, During each 10th lease year, annual fixed rent is adjusted to the greater of (i) 1.5% over the prior year's rent, or (ii) the product of the rent applicable in the initial year of the 10 year period multiplied by a CPI factor, subject to a cap of 20% of the rent applicable in that initial year.

Underlying Property NOI:	$13.9M	In Place Base Rent (Annualized):	$2.5M
Ground Rent Coverage:	5.49x	TTM Additional Rent:	N/A
		Total Cash Rent:	$2.5M
		Total GAAP Rent:	$5.3M

    Property Map

Hilton Salt Lake

    Property Description

              Developed in 1983 and last renovated in 2012, the 499 key Hilton Salt Lake City Center is a full-service, upper upscale conference hotel. The hotel is centrally located in downtown Salt Lake City within walking distance to over 60 restaurants, clubs and shops. It is located one-half block from the Salt Palace Convention Center and is on the Salt Lake light rail system. Many rooms offer panoramic mountain views and guests can enjoy an indoor pool and whirlpool, a fitness center, and an award-winning steakhouse restaurant and café.

              The following table shows the occupancy rate, ADR and RevPAR for the last five years at this property:

Occupancy					ADR					RevPAR
2011	2012	2013	2014	2015	2011	2012	2013	2014	2015	2011	2012	2013	2014	2015
68.9%	66.6%	70.3%	71.1%	73.4%	$119	$123	$133	$137	$145	$82	$82	$93	$97	$107

              For U.S. federal tax purposes, we depreciate the building improvements at this property over a 40 year life. Our depreciable tax basis in the building is approximately $32.2 million and our tax basis, net of depreciation, was approximately $17.3 million at September 30, 2016, using the straight-line method of depreciation.

    Property and Lease Summary

              This property is part of our Hilton Western Portfolio and is subject to a master lease acquired by iStar in 1997. We own the land and the improvements at this property. Under the master lease, the tenant has the right to purchase this hotel at fair market value if the hotel suffers a major casualty or condemnation event, as defined in the master lease. See "Risk Factors—Risks Related to Our Portfolio and Our Business—Our master lease relating to five hotel properties and our GNL relating to the Lock Up Self Storage Facility provide the tenants with the right to purchase our land in certain circumstances."

Property		Lease

Address:	255 S. West Temple, Salt Lake City, UT	Tenant:	HLT Operate DTWC LLC
MSA:	Salt Lake City	Guarantor:Park Intermediate Holdings LLC
Property Type:	Hotel	Lease Commencement Date:	8/1/1995
Units / Keys:	499	Expiration Date:	12/31/2025
Square Feet:	425,000	Original Term:	30 yrs (9 yrs remaining)
Occupancy:	73%	Tenant Extension Options:	Two 5-year options
Year Built / Major Reno Date:	1983 / 2012
Contractual RentPercentage rent equal to 7.5% of the positive difference
		Escalations or	between the aggregate operating revenue of the
		Percentage Rent:	hotels and the aggregate base operating revenue
of the hotels.
Underlying Property NOI:	$10.0M	In Place Base Rent (Annualized):	$2.7M
Ground Rent Coverage:	3.73x	TTM Additional Rent:	$0.5M
		Total Cash Rent:	$3.2M
		Total GAAP Rent:	$3.2M

    Property Map

Doubletree Mission Valley

    Property Description

              The 300 key Doubletree Mission Valley was developed in 1991 and renovated in 2012. The property is a full-service, upper upscale hotel located in the heart of San Diego's retail corridor, surrounded by over 4.4 million square feet of shops and malls. The Hazard Center mall is attached to the hotel via a pedestrian bridge, and the city's famed Fashion Valley Mall is within walking distance. The hotel is also adjacent to a San Diego Trolley stop, offering guests access to the city's top attractions, which include QualComm Stadium, the San Diego Zoo, SeaWorld, Old Town, Little Italy and the Gaslamp Quarter. Amenities include a café, heated indoor and outdoor pools, a fitness center, scenic event patios and 25,000 square feet of meeting space capable of accommodating 1,000 people.

    Property and Lease Summary

              This property is part of our Hilton Western Portfolio and is subject to a master lease acquired by iStar in 1997. We own the land and the improvements at this property. Under the master lease, the tenant has the right to purchase this hotel at fair market value if the hotel suffers a major casualty or condemnation event, as defined in the master lease. See "Risk Factors—Risks Related to Our Portfolio and Our Business—Our master lease relating to five hotel properties and our GNL relating to the Lock Up Self Storage Facility provide the tenants with the right to purchase our land in certain circumstances."

Property		Lease

Address:	7450 Hazard Center Dr., San Diego, CA	Tenant:	HLT Operate DTWC LLC
MSA:	San Diego-Carlsbad	Guarantor:	Park Intermediate Holdings LLC
Property Type:	Hotel	Lease Commencement Date:	8/1/1995
Unit/Keys:	300	Lease Expiration Date:	12/31/2025
Square Feet:	236,745	Original Term:	30 yrs (9 yrs remaining)
Occupancy:	88%	Tenant Extension Options:	Two 5-year options
Year Built / Major Reno Date:	1991/2012
		Contractual Rent	Percentage rent equal to 7.5% of the positive difference
		Escalations or	between the aggregate operating revenue of the
		Percentage Rent:	hotels and the aggregate base operating revenue
of the hotels.
Underlying Property NOI:	$7.6M	In Place Base Rent (Annualized):	$1.1M
Ground Rent Coverage:	6.76x	TTM Additional Rent:	$0.6M
		Total Cash Rent:	$1.7M
		Total GAAP Rent:	$1.7M

    Property Map

Doubletree Sonoma

    Property Description

              The 245 key Doubletree Sonoma is a full-service, upper upscale resort hotel developed in 1987 and renovated in 2016. Located in the heart of Sonoma County's wineries, the hotel is near Santa Rosa and Petaluma and less than an hour drive from Napa and San Francisco. The hotel surrounds a courtyard with views of the surrounding golf courses and Sonoma Mountains. Guests have access to Sonoma County's world renowned wineries, dining and popular attractions, such as Armstrong Redwoods and the Safari West Wildlife Reserve. Additional amenities include a lobby bar and Starbucks Café, fitness center, outdoor pool, tennis courts, two adjacent golf courses and 30,000 square feet of meeting space.

    Property and Lease Summary

              This property is part of our Hilton Western Portfolio and is subject to a master lease acquired by iStar in 1997. We own the land and the improvements at this property. Under the master lease, the tenant has the right to purchase this hotel at fair market value if the hotel suffers a major casualty or condemnation event, as defined in the master lease. See "Risk Factors—Risks Related to Our Portfolio and Our Business—Our master lease relating to five hotel properties and our GNL relating to the Lock Up Self Storage Facility provide the tenants with the right to purchase our land in certain circumstances."

Property		Lease

Address:	1 Doubletree Dr., Rohnert Park, CA	Tenant:	HLT Operate DTWC LLC
MSA:	San Francisco-San Jose-Oakland	Guarantor:	Park Intermediate Holdings LLC
Property Type:	Hotel	Lease Commencement Date:	8/1/1995
Units / Keys:	245	Lease Expiration Date:	12/31/2025
Square Feet:	213,000	Original Term:	30 yrs (9 yrs remaining)
Occupancy:	76%	Tenant Extension Options:	Two 5-year options
Year Built / Major Reno Date:	1987 / 2016
		Contractual Rent Escalations or Percentage Rent:	Percentage rent equal to 7.5% of the positive difference between the aggregate operating revenue of the hotels and the aggregate base operating revenue of the hotels.

Underlying Property NOI:	$4.2M	In Place Base Rent (Annualized):	$0.7M
Ground Rent Coverage:	5.77x	TTM Additional Rent:	$0.4M
		Total Cash Rent:	$1.1M
		Total GAAP Rent:	$1.1M

    Property Map

Doubletree Durango

    Property Description

              The 159 key Doubletree Durango is a full-service, upscale hotel developed in 1986 and last renovated in 2009. The property sits along the Animas River and is within walking distance to downtown Durango and the historic Durango Silverton Narrow Gauge Railroad. The downtown Main Avenue contains a wide array of restaurants, bars and shops. Two restaurants at the hotel offer riverside dining. Additional amenities include an indoor pool, fitness center, seven meeting rooms for large group events and complimentary airport shuttle and parking.

    Property and Lease Summary

              This property is part of our Hilton Western Portfolio and is subject to a master lease acquired by iStar in 1997. We own the land and the improvements at this property. Under the master lease, the tenant has the right to purchase this hotel at fair market value if the hotel suffers a major casualty or condemnation event, as defined in the master lease. See "Risk Factors—Risks Related to Our Portfolio and Our Business—Our master lease relating to five hotel properties and our GNL relating to the Lock Up Self Storage Facility provide the tenants with the right to purchase our land in certain circumstances."

Property		Lease

Address:	501 Camino Del Rio, Durango, CO	Tenant:	HLT Operate DTWC LLC
MSA:	Durango	Guarantor:	Park Intermediate Holdings LLC
Property Type:	Hotel	Lease Commencement Date:	8/1/1995
Unit / Keys:	159	Lease Expiration Date:	12/31/2025
Square Feet:	132,384	Original Term:	30 yrs (9 yrs remaining)
Occupancy:	79%	Tenant Extension Options:	Two 5-year options
Year Built / Major Reno Date:	1986 / 2009
		Contractual Rent	Percentage rent equal to 7.5% of the positive difference
		Escalations or	between the aggregate operating revenue of the
		Percentage Rent:	hotels and the aggregate base operating revenue
of the hotels.

Underlying Property NOI:	$3.1M	In Place Base Rent (Annualized)	$0.9M
Ground Rent Coverage:	3.61x	TTM Additional Rent:	$0.3M
		Total Cash Rent:	$1.2M
		Total GAAP Rent:	$1.1M

    Property Map

Dallas Market Center: Sheraton Suites

    Property Description

              The 251 key Sheraton Suites Market Center Dallas is a full-service hotel developed in 1989 and renovated in 2016. We own the land in fee simple, while the tenant owns the hotel and other improvements. iStar acquired this GNL in 2005. The hotel includes over 4,000 square feet of meeting space, a full-service restaurant, lounge area, outdoor and indoor heated pools, whirlpool, fitness center and business center. Area demand drivers include the five million square foot Dallas Market Center, the Medical District, Design District, Victory Park, Uptown and the Dallas CBD.

    Property and Ground Net Lease Summary

Property		Lease

Address:	2101 Stemmons Freeway, Dallas, TX	Tenant:	Dallas Suites RE, LLC
MSA:	Dallas-Fort Worth-Arlington	Guarantor:	N/A
Property Type:	Hotel	Lease Commencement Date:	9/30/2015
Units / Keys:	251	Lease Expiration Date:	9/30/2114
Square Feet:	178,331	Original Term:	99 yrs (98 yrs remaining)
Occupancy:	79%	Tenant Extension Options:	None
Year Built / Major Reno Date:	1989 / 2016
		Contractual Rent Escalations or Percentage Rent:	2.0% annual rent escalations. For the 51st through 99th years of the lease, the base rent is the greater of (i) the annual rent calculated based on 2.0% annual rent escalation throughout the term of the lease, and (ii) the fair market rental value of the property.

Underlying Property NOI:	$2.4M	In Place Base Rent (Annualized):	$0.4M
Ground Rent Coverage:	6.89x	TTM Additional Rent:	N/A
		Total Cash Rent:	$0.4M
		Total GAAP Rent:	$1.1M

    Property Map

Northside Forsyth Hospital Medical Center

    Property Description

              The Northside Forsyth Hospital Medical Center is 80% pre-leased and is currently under construction with completion expected in March 2017. We own the land in fee simple, while the tenant will own the completed medical office building and other improvements. iStar originated this GNL in 2016. The approximately 13-acre site will initially include a 92,573 square foot Class-A medical office building. The site can accommodate an additional 115,100 square feet of buildings and is strategically located adjacent to the 231-bed Northside Forsyth Hospital in one of the fastest growing counties in the United States. The site borders and has convenient access to GA-400, a major artery that funnels traffic to and from Atlanta's suburban neighborhoods to core employment centers.

    Property and Ground Net Lease Summary

              We agreed to fund $9.0 million of the construction and land costs for this property, of which $3.4 million remained to be funded as of September 30, 2016. Fundings are made in response to draw requests from the borrower. Prior to the completion of this offering, iStar will pay these construction costs. After the completion of this offering, we will pay these amounts using available cash from operations and/or proceeds from our revolving credit facility. Under the GNL, the tenant has the right of first refusal to purchase the property before we can sell the property to a third party. See "Risk Factors—Risks Related to Our Portfolio and Our Business—The tenants under the GNLs relating to the One Ally Center, Northside Forsyth Hospital Medical Center, NSA/JPSS Headquarters and The Buckler Apartments properties have certain preemptive rights should we decide to sell the properties."

Property		Lease

Address:	4150 Deputy Bill Cantrell Memorial Rd, Cumming, GA	Tenant:	Forsyth Physicians Center SPE 1, LLC
MSA:	Atlanta-Sandy Springs-Marietta	Guarantor	Individual principal of property developer; guarantee expires upon completion of construction
Property Type:	Medical Office Building	Lease Commencement Date:	4/25/2016
Units / Keys:	N/A	Lease Expiration Date:	4/25/2115
Square Feet:	92,573	Original Term:	99 yrs (99 yrs remaining)
Occupancy	80%	Tenant Extension Options:	Two 30-year options
Year Built / Major Reno Date:	2017
		Contractual Rent Escalations or Percentage Rent:	Upon completion of construction, 1.5% per year. During each 10th lease year, annual fixed rent is adjusted to the greater of (i) 1.5% over the prior year's rent, or (ii) the product of the prior year's rent multiplied by a CPI factor, subject to a cap on the increase of 20% of the prior year's rent.
Underlying Property NOI:	$1.5M	In Place Base Rent (Annualized):	$0.5M
Ground Rent Coverage:	3.05x	TTM Additional Rent:	N/A
		Total Cash Rent:	$0.5M
		Total GAAP Rent(1):	$0.8M
(1) Includes $0.4 million of interest income

    Property Map

NASA JPSS Headquarters

    Property Description

              Built in 1994 by Cypress Investment Associates and designed by Brasher Design, the property serves as the headquarters of NASA's Joint Polar Satellite System division and is an extension of the Goddard Space Flight Campus. We own the land in fee simple, while the tenant owns the office building and other improvements. iStar originated this GNL in 2005 from a property it acquired in 1997. The property is a 120,000 square foot secure facility designed to Goddard's on-campus requirements with a direct, secure fiber optic connection. The property is situated at the intersection of two of the region's most heavily trafficked thoroughfares, the Baltimore-Washington Parkway and I-495.

    Property and Ground Net Lease Summary

              Under the GNL, the tenant has the right of first offer to purchase the property, i.e., we must first offer the property to the tenant before soliciting offers for the sale of the property to any other person. See "Risk Factors—Risks Related to Our Portfolio and Our Business—The tenants under the GNLs relating to the One Ally Center, Northside Forsyth Hospital Medical Center, NASA/JPSS Headquarters and The Buckler Apartments properties have certain preemptive rights should we decide to sell the properties."

Property		Lease

Address:	7700 and 7720 Hubble Drive, Lanham, MD	Tenant:	DRV Greentec, LLC
MSA:	Washingston-Arlington-Alexandria	Guarantor	N/A
Property Type:	Office	Lease Commencement Date:	10/31/2005
Units / Keys:	N/A	Lease Expiration Date:	10/31/2075
Square Feet:	120,000	Original Term:	70 yrs (59 yrs remaining)
Occupancy	100%	Tenant Extension Options:	Two 15-year options
Year Built / Major Reno Date:	1994
		Contractual Rent	3.0% every five years
Escalation or
Percentage Rent:
Underlying Property NOI:	$2.0M	In Place Base Rent (Annualized):	$0.4M
Ground Rent Coverage:	4.59x	TTM Additional Rent:	N/A
		Total Cash Rent:	$0.4M
		Total GAAP Rent:	$0.5M

    Property Map

The Buckler Apartments

    Property Description

              Originally built as an office building in 1977, the property was converted to 207 Class-A residential apartment units in 2016, including the addition of a penthouse level on the 10th floor. We own the land on which The Buckler Apartments are located and the external building structure built thereon, and the tenant owns the improvements made within the building. iStar originated this GNL in 2014 from a property it acquired in 1996. The building includes 19 studio/micro units, 112 one bedroom units and 76 two bedroom units. The property is located in Downtown Milwaukee within walking distance of downtown restaurants, convention centers, hotels, shopping and Marquette University. Amenities include a first-class fitness facility, 24 hour concierge, an outdoor courtyard with lounge seating, grill stations and a fire pit. Unit amenities include ceiling heights ranging from 9 to 13 feet, washers and dryers, granite counters and views of downtown Milwaukee.

    Property and Ground Net Lease Summary

              Under the GNL, the tenant has the right of first offer to purchase the property, i.e., we must first offer the property to the tenant before soliciting offers for the sale of the property to any other person. See "Risk Factors—Risks Related to Our Portfolio and Our Business—The tenants under the GNLs relating to the One Ally Center, Northside Forsyth Hospital Medical Center, NSA/JPSS Headquarters and The Buckler Apartments properties have certain preemptive rights should we decide to sell the properties."

Property		Lease

Address:	401 West Michigan Street, Milwaukee, WI	Tenant:	CA/Phoenix 401 Property Owner, LLC
MSA:	Milwaukee-Waukesha-West Allis	Guarantor	N/A
Property Type:	Multi-Family	Lease Commencement Date:	11/21/2014
Units / Keys:	207	Lease Expiration Date:	11/30/2112
Square Feet:	212,486	Original Term:	98 yrs (96 yrs remaining)
Occupancy	65%	Tenant Extension Options:	None
Year Built / Major Reno Date:	1977 / 2016
		Contractual Rent Escalations or Percentage Rent:	15% rent escalation every 10th year of the lease
Underlying Property NOI:	$1.8M	In Place Base Rent (Annualized):	$0.3M
Ground Rent Coverage:	7.20x	TTM Additional Rent:	N/A
		Total Cash Rent:	$0.3M
		Total GAAP Rent:	$0.5M

    Property Map

Dallas Market Center: Marriott Courtyard

    Property Description

              The 184 key Courtyard Dallas Market Center is a select service hotel developed in 1989 and last renovated in 2010. We own the land in fee simple, while the tenant owns the hotel and other improvements. iStar acquired this GNL in 2005. The hotel includes over 4,000 square feet of meeting space, a pool, fitness center, bar/lounge, convenience store, business center and meeting rooms. Area demand drivers include the five million square foot Dallas Market Center, the Medical District, Design District, Victory Park, Uptown and the Dallas CBD.

    Property and Ground Net Lease Summary

Property		Lease

Address:	2150 Market Center Blvd, Dallas, TX	Tenant:	ARC Hospitality Portfolio I DLGL Owner, LP
MSA:	Dallas-Fort Worth-Arlington	Guarantor:	American Realty Capital Hospitality Trust, Inc.
Property Type:	Hotel	Lease Commencement Date:	2/21/1989
Units / Keys:	184	Lease Expiration Date:	1/2/2026
Square Feet:	158,805	Original Term:	37 yrs (9 yrs remaining)
Occupancy:	71%	Tenant Extension Options:	Four 10-year options
Year Built / Major Reno Date:	1989 / 2010
		Contractual Rent Escalations or Percentage Rent:	The tenant pays (i) minimum annual rent in the amount of $125,000 per fiscal year, and (ii) 5% of annual gross room sales (provided that the minimum annual rent shall be credited to the amount of percentage rent provided that any credit unused at the end of each fiscal year shall lapse and not be applied as a credit against percentage rent due in the following fiscal year); provided, however, commencing on the first day of the extended term and every 5 years thereafter, minimum annual rental shall be adjusted to be the greater of (a) $200,000, or (b) 80% of the average annual rental paid in each of the then previous 5 fiscal years.
Underlying Property NOI:	$2.2M	In Place Base Rent (Annualized):	$0.1M
Ground Rent Coverage:	17.27x	TTM Additional Rent:	$0.2M
		Total Cash Rent:	$0.3M
		Total GAAP Rent:	$0.3M

    Property Map

Lock Up Self Storage Facility

    Property Description

              Developed in 2008, the 104,000 square foot Lock Up Self Storage Facility consists of 819 self-storage units. We own the land in fee simple, while the tenant owns the storage facility and other improvements. iStar originated this GNL in 2007 from a property it acquired in 1993. The building features include on-site management, secure self-storage units, climate controlled interiors, drive up storage units, electronic coded access, a full size passenger elevator, indoor loading bay, motion lighting and security cameras. The building is located near the heart of the southern Minneapolis metro area, the Minneapolis International Airport and The Mall of America.

    Property and Ground Net Lease Summary

              Under the GNL, the tenant has the right to purchase our interest in the underlying land at fair market value as of the expiration of the lease in 2037. See "Risk Factors—Risks Related to Our Portfolio and Our Business—Our master lease relating to five hotel properties and our GNL relating to the Lock Up Self Storage Facility provide the tenants with the right to purchase our land in certain circumstances."

Property		Lease

Address:	221 American Blvd W., Bloomington, MN	Tenant:	Lock Up-Evergreen Development Series, LLC
MSA:	Minneapolis-St. Paul-Bloomington		/ Bloomington Development Series
Property Type:	Self Storage	Guarantor:	Evergreen Real Estate Partners, LLC
Units / Keys:	819		and individual principals of tenant
Square Feet:	104,000	Lease Commencement Date:	9/19/2007
Occupancy:	84%	Lease Expiration Date:	9/30/2037
Year Built / Major Reno Date:	2008	Original Term:	30 yrs (21 yrs remaining)
		Tenant Extension Options:	None

		Contractual Rent	3.5% rent increases every two years
Escalations or
Underlying Property NOI:	$0.8M	Percentage Rent:
Ground Rent Coverage:	6.48x
		In Place Base Rent (Annualized):	$0.1M
		TTM Additional Rent:	N/A
		Total Cash Rent:	$0.1M
		Total GAAP Rent:	$0.1M

    Property Map

Acquisitions

              We intend to acquire and originate GNL investments that meet our primary investment objective in our existing markets and in additional markets that we believe exhibit attractive characteristics.

              We intend to leverage iStar's extensive network for sourcing investments developed over its more than two decade history. Given the highly fragmented nature of the existing GNL market and the lack of broad institutional ownership, acquisition and origination activity often occurs at the local market level. We will seek to expand the use of GNL financing to a broader component of the institutional commercial property market in the United States. As a publicly-traded company, we believe our liquidity and transparency will enhance our ability to acquire and originate investments, including through the issuance of operating partnership units to sellers who wish to defer taxable gains. These transactions may be completed through our subsidiaries or through joint ventures, mergers, partnerships or other structures involving third parties.

              In evaluating acquisition and origination opportunities, our manager will take into account the following market and asset considerations.

              Market Considerations.    Our manager's acquisition and origination process entails a rigorous review of market conditions, including:

  •
  demand for GNLs and availability of alternative capital options for potential tenants;

  •
  economic dynamics and the tax and regulatory environment of the surrounding area;

  •
  the potential tenant's position in the market;

  •
  property location; and

  •
  existing and potential competition from other capital providers.

              Asset Considerations.    In connection with acquiring and originating GNL investments, our manager reviews a variety of asset considerations, including:

  •
  terms and structure of the GNL;

  •
  opportunities to create revenue growth by including rent escalation or participating rent clauses in the GNL;

  •
  property type;

  •
  property quality;

  •
  tenant credit quality;

  •
  the ability to mitigate the impact of inflation through rent adjustment clauses that take into account changes in CPI; and

  •
  the expected residual value of the entire property (land and improvements) at the expiration or earlier termination of the lease.

Regulation

General

              Our properties are subject to various laws, ordinances and regulations. We believe that we are in compliance in all material respects with the necessary permits and approvals to conduct our business.

Environmental Matters

              Under various federal, state and local environmental laws, statutes, ordinances, rules and regulations, as an owner of real property, we may be liable for the costs of removal or remediation of certain hazardous or toxic substances at, on, in or under the properties we own as well as certain other potential costs relating to hazardous or toxic substances. These liabilities may include government fines and penalties and damages for injuries to persons and adjacent property. These laws may impose liability without regard to whether we knew of, or were responsible for, the presence or disposal of those substances. This liability may be imposed on us in connection with the activities of an operator of, or tenant at, the property. The cost of any required remediation, removal, fines or personal or property damages, and our liability therefor, could be significant and could exceed the value of the property and/have a material adverse effect on us. In addition, the presence of those substances, or the failure to properly dispose of or remove those substances, may adversely affect our ability to sell or rent the affected property or to borrow using such property as collateral, which, in turn, would reduce our revenues and ability to satisfy our debt service obligations and to make distributions to our stockholders.

              A property can also be adversely affected either through physical contamination or by virtue of an adverse effect upon value attributable to the migration of hazardous or toxic substances, or other contaminants that have or may have emanated from other properties.

              Although our tenants are primarily responsible for any environmental damages and claims related to the leased properties, a tenant's bankruptcy or inability to satisfy its obligations for these types of damages or claims could require us to satisfy such liabilities. In addition, we may be held directly liable for any such damages or claims irrespective of the provisions of any lease.

              From time to time, in connection with the conduct of our business, we authorize the preparation of Phase I environmental reports and, when recommended, Phase II environmental reports, with respect to our properties. There can be no assurance that these environmental reports will reveal all environmental conditions at the properties in which we have an interest or that the following will not expose us to material liability in the future:

  •
  the discovery of previously unknown environmental conditions;

  •
  changes in law;

  •
  activities of prior owners or tenants;

  •
  activities of current tenants; or

  •
  activities relating to properties in the vicinity of our properties.

              Changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions may result in significant unanticipated expenditures or may otherwise adversely affect the operations of the tenants of our properties, which could materially and adversely affect us.

Insurance

              Our leases generally require the tenant to maintain all insurance on the property, and the failure of the tenant to maintain the required insurance could adversely impact our interest in a property in the event of a loss. Furthermore, there are certain types of losses, such as losses resulting from wars, terrorism or certain acts of God, that generally are not insured, because they are either uninsurable or not economically insurable. Should an uninsured loss or a loss in excess of insured limits occur, we could lose capital invested in a GNL as well as the anticipated future revenues from a GNL, while remaining obligated for any indebtedness we may have incurred related to the GNL. Any loss of these types could materially and adversely affect us. In the opinion of our management, our properties are adequately covered by insurance.

Competition

              We compete with numerous commercial developers, real estate companies (including other REITs), financial institutions (such as banks and insurance companies) and other investors (such as pension funds, investment funds, private companies and individuals) for investment opportunities and tenants. This competition may result in a higher costs for properties, lower returns and impact our ability to grow. Some of these competitors have greater financial and other resources and access to more attractive capital than we do. However, due to our focus on GNLs located throughout the United States, and because some of our competitors are locally and/or regionally focused, we do not always encounter the same competitors in each market.

Implications of Being an Emerging Growth Company

              We are an "emerging growth company" as defined in the JOBS Act, and we are eligible to take advantage of certain specified reduced disclosure and other requirements that are otherwise generally applicable to public companies that are not "emerging growth companies," including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. Although we have not made a determination whether to take advantage of any or all of these exemptions, we have irrevocably opted-out of the extended transition period afforded to emerging growth companies in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. As a result, we will comply with new or revised accounting standards on the same time frames as other public companies that are not emerging growth companies.

              We expect to remain an "emerging growth company" for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.0 billion, (ii) December 31 of the fiscal year that we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our shares of common stock held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months or (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the preceding three-year period.

Employees

              We have no employees.

Offices

              Our principal executive offices are located at 1114 Avenue of the Americas, New York, New York 10036. Our current facilities are adequate for our present and future operations, although we may add regional offices or relocate our headquarters, depending upon our future operations.

Legal Proceedings

              From time to time, we may be party to various lawsuits, claims for negligence and other legal proceedings that arise in the ordinary course of our business. We are not currently a party, as plaintiff or defendant, to any legal proceedings which, individually or in the aggregate, would be expected to have a material effect on our business, financial position, liquidity or results of operations if determined adversely to us.

OUR MANAGER AND THE MANAGEMENT AGREEMENT

General

              We are externally managed by our manager. All of our officers are employees of our manager or its affiliates. The executive offices of our manager are located at 1114 Avenue of the Americas, New York, New York 10036, and the telephone number of our manager's executive offices is (212) 930-9400.

Executive Officers and Key Personnel of Our Manager

              The following table sets forth certain information with respect to each of our executive officers and certain other key personnel of our manager:

Executive officer	Age	Position	Position held with iStar
Jay Sugarman	54	Chief Executive Officer	Chairman and Chief Executive Officer
Nina B. Matis	69	Chief Investment Officer and Chief Legal Officer	Chief Investment Officer and Chief Legal Officer
Geoffrey G. Jervis	45	Chief Operating Officer and Chief Financial Officer	Chief Operating Officer and Chief Financial Officer

Biographical Information

              Set forth below is biographical information for our executive officers.

              Jay Sugarman has served as chief executive of our manager since October 2016, and has served as chairman and a director of iStar since 1996 and its chief executive officer since 1997. Prior to forming iStar and its predecessors, Mr. Sugarman managed private investment funds on behalf of the Burden family (a branch of the Vanderbilt family) and the Ziff family. Mr. Sugarman received his undergraduate degree summa cum laude from Princeton University, where he was nominated for valedictorian and received the Paul Volcker Award in Economics, and his M.B.A. with high distinction from Harvard Business School, graduating as a Baker Scholar and recipient of the school's academic prizes for both finance and marketing. As founder of iStar and chief executive officer since 1997, Mr. Sugarman has demonstrated the leadership skills and extensive executive experience across a broad range of investment, financial and operational matters that are necessary to lead iStar, a fully-integrated finance and investment company focused on the commercial real estate industry.

              Nina B. Matis has served as chief investment officer and chief legal officer of our manager since October 2016, and serves as iStar's executive vice president, chief legal officer and chief investment officer. She assumed her current position with iStar in February 2008 after serving as iStar's general counsel since 1996, executive vice president since November 1999 and chief investment officer since April 2007. Ms. Matis is responsible for overseeing and managing the strategic consideration and execution of iStar's investment and financing transactions, restructurings and resolutions of loans and other problem assets, significant operational responsibilities and litigation and other legal matters. She serves as a member of iStar's Senior Management Investment Committee, which has authority to approve any of iStar's investments in an amount greater than $25 million and up to and including $60 million. Ms. Matis previously served as a partner in the law firm of Katten Muchin Rosenman LLP, one of iStar's principal outside law firms, and was an inactive special capital partner of the firm until her withdrawal from this position during 2010. From 1984 through 1987, Ms. Matis was an adjunct professor at Northwestern University School of Law where she taught real estate transactions. Ms. Matis previously served as a director of New Plan Excel Realty Trust, Inc. She is a director of Signature Theater Company, Thomas Cole House, a National Historic Landmark that includes the home and the studio of painter Thomas Cole, and National Partnership for Women & Families and WIN (Women in Need), both of which are nonprofit, nonpartisan 501(c)(3) organizations. Ms. Matis received a B.A. degree, with honors, from Smith College and a J.D. degree from New York University School of Law.

              Geoffrey G. Jervis has served as our manager's chief financial officer and chief operating officer since October 2016. Mr. Jervis joined iStar in June 2016 and serves as iStar's chief operating officer and chief financial officer. From July 2014 to February 2016, Mr. Jervis was the Chief Financial Officer of STAG Industrial, Inc. (NYSE: STAG). From 2005 to 2013, Mr. Jervis served as the Chief Financial Officer of Blackstone Mortgage Trust, Inc. (NYSE: BXMT) and its predecessor, Capital Trust, Inc. (NYSE: CT). From 2012 to 2013, Mr. Jervis also served as the Chief Financial Officer and a member of the investment committee of BXMT Advisors L.L.C., a managing director of The Blackstone Group L.P. and the Chief Financial Officer of Blackstone Real Estate Debt Strategies. Before joining Blackstone in 2012, Mr. Jervis was also the Chief Financial Officer of CTIMCO, a commercial real estate investment manager and rated special servicer that was wholly-owned by Capital Trust and acquired by affiliates of Blackstone in December 2012. Mr. Jervis, received a B.A. in History from Vanderbilt University, and an honors (Beta Gamma Sigma) M.B.A. from Columbia Business School.

Investment Committee

              Our manager formed an Investment Committee which advises and consults with our manager's senior management team with respect to our investment strategy, investment portfolio holdings, sourcing, financing and leverage strategies and investment guidelines, and approves our investments. The Investment Committee is chaired by Ms. Matis and also includes Messrs. Sugarman and Jervis. For biographical information on the members of the Investment Committee, see "—Biographical Information." The Investment Committee meets as frequently as it believes is necessary.

Management Agreement

              We will enter into the management agreement with our manager concurrently with the completion of this offering. Pursuant to the management agreement, our manager provides our company with our management team and appropriate support personnel.

              The management agreement requires our manager to manage our business affairs in conformity with the policies and the investment guidelines that are approved and monitored by our board of directors. Our manager's role as manager is under the supervision and direction of our board of directors. Our manager is responsible for (1) the selection, purchase and sale of our portfolio of assets, (2) our financing activities and (3) providing us with advisory services. Our manager is responsible for our day-to-day operations and performs (or causes to be performed) such services and activities relating to our assets and operations as may be appropriate, which may include, without limitation, the following:

  (i)
  serving as our consultant with respect to the periodic review of the investment guidelines and other parameters for our acquisition and origination of assets, financing activities and operations, any material modification to which will be approved by a majority of our independent directors;

  (ii)
  forming our manager's investment committee, which advises and consults with our manager's senior management team with respect to our investment strategy, investment portfolio holdings, sourcing, financing and leveraging strategies and investment guidelines;

  (iii)
  investigating, analyzing and selecting possible investment opportunities and acquiring, financing, retaining, selling, restructuring or disposing of investments;

  (iv)
  advising on the terms of our leases;

  (v)
  representing and making recommendations to us in connection with the purchase, origination and finance of, and commitment to purchase, originate and finance, assets consistent with the investment guidelines and the sale and commitment to sell such assets;

  (vi)
  with respect to prospective purchases, originations, leases, sales or exchanges of assets, conducting negotiations on our behalf with sellers, tenants, developers, purchasers and brokers and, if applicable, their respective agents and representatives;

  (vii)
  advising us on, negotiating and entering into, on our behalf, credit facilities (including term loans and revolving facilities), mortgage indebtedness, agreements relating to borrowings under programs established by governmental agencies or programs, commercial paper, interest rate swap and cap agreements and other hedging instruments, and all other agreements and engagements required for us to conduct our business;

  (viii)
  establishing and implementing networks for servicing investments and, conducting underwriting of tenants and real properties and the execution of transactions;

  (ix)
  oversight of tenants;

  (x)
  providing us with portfolio management;

  (xi)
  engaging and supervising, on our behalf and at our expense, service providers and independent contractors which provide construction consulting, investment banking, mortgage brokerage, securities brokerage, other real estate and financial services, due diligence services, underwriting review services, legal and accounting services and all other services as may be required relating to our assets;

  (xii)
  advising us on, preparing, negotiating and entering into, on our behalf, applications and agreements relating to governmental programs;

  (xiii)
  coordinating and managing operations of any co-investment interests or joint venture held by us and conducting all matters with the co-investment partners or joint ventures;

  (xiv)
  arranging marketing materials, advertising, industry group activities (such as conference participations and industry organization memberships) and other promotional efforts designed to promote our business;

  (xv)
  providing executive and administrative personnel, office space and office services required in rendering services to us;

  (xvi)
  administering the day-to-day operations and performing and supervising the performance of such other administrative functions necessary to our management as may be agreed upon by our manager and our board of directors, including, without limitation, the collection of rents and the payment of our debts and obligations and maintenance of appropriate computer services to perform such administrative functions;

  (xvii)
  communicating on our behalf with the holders of any of our equity or debt securities and lenders as required to satisfy the reporting and other requirements of any governmental bodies or agencies or trading markets and to maintain effective relations with such holders and lenders;

  (xviii)
  counseling us in connection with policy decisions to be made by our board of directors;

  (xix)
  evaluating and recommending to our board of directors hedging strategies and engaging in hedging activities on our behalf, consistent with such strategies as so modified from time to time, with our qualification as a REIT and with the investment guidelines;

  (xx)
  counseling us regarding our qualification and maintenance of our qualification as a REIT and monitoring compliance with the various REIT qualification tests and other rules set out in the Code and Treasury Regulations thereunder and using commercially reasonable efforts to cause us to qualify and maintain our qualification as a REIT;

  (xxi)
  counseling us regarding the maintenance of our exemption from the status of an investment company required to register under the Investment Company Act of 1940, as amended, or the 1940 Act, monitoring compliance with the requirements for maintaining such exemption and using commercially reasonable efforts to cause us to maintain such exemption from such status;

  (xxii)
  furnishing reports and statistical and economic research to us regarding our activities and services performed for us by our manager;

  (xxiii)
  monitoring the performance of our assets and providing periodic reports with respect thereto to the board of directors, including comparative information with respect to such operating performance and budgeted or projected operating results;

  (xxiv)
  investing and reinvesting any moneys and securities of ours (including investing in short-term investments pending the acquisition or origination of other assets, payment of fees, costs and expenses, or payments of dividends or distributions to our stockholders and partners) and advising us as to our capital structure and capital raising;

  (xxv)
  assisting us in retaining qualified accountants and legal counsel, as applicable, to assist in developing appropriate accounting systems and procedures, internal controls and other compliance procedures and testing systems with respect to financial reporting obligations and compliance with the provisions of the Code applicable to REITs and to conduct quarterly compliance reviews with respect thereto;

  (xxvi)
  assisting us to qualify to do business in all applicable jurisdictions and to obtain and maintain all appropriate licenses;

  (xxvii)
  assisting us in complying with all regulatory requirements applicable to us in respect of our business activities, including preparing or causing to be prepared all financial statements required under applicable regulations and contractual undertakings and all reports and documents, if any, required under the Exchange Act, the Securities Act, or by the NYSE;

  (xxviii)
  assisting us in taking all necessary action to enable us to make required tax filings and reports, including soliciting stockholders for required information to the extent required by the provisions of the Code applicable to REITs;

  (xxix)
  handling and resolving all claims, disputes or controversies (including all litigation, arbitration, settlement or other proceedings or negotiations) on our behalf in which we may be involved or to which we may be subject arising out of our day-to-day operations (other than with our manager or its affiliates), subject to such limitations or parameters as may be imposed from time to time by the board of directors;

  (xxx)
  using commercially reasonable efforts to cause expenses incurred by us or on our behalf to be commercially reasonable or commercially customary and within any budgeted parameters or expense guidelines set by the board of directors from time to time;

  (xxxi)
  advising us with respect to and structuring long-term financing vehicles for our portfolio of assets, and offering and selling securities publicly or privately in connection with any such financing;

  (xxxii)
  serving as our consultant with respect to decisions regarding any of our financings, hedging activities or borrowings undertaken by us, including (1) assisting us in developing criteria for debt and equity financing that is specifically tailored to our investment objectives, and (2) advising us with respect to obtaining appropriate financing for our investments;

  (xxxiii)
  performing such other services as may be required from time to time for management and other activities relating to our assets and business as our board of directors shall reasonably request or our manager shall deem appropriate under the particular circumstances; and

  (xxxiv)
  using commercially reasonable efforts to cause us to comply with all applicable laws.

              Pursuant to the management agreement, our manager does not assume any responsibility other than to render the services called for thereunder and is not responsible for any action of our board of directors in following or declining to follow its advice or recommendations. To the extent that officers of our manager also serve as our officers, these officers owe us duties under Maryland law in their capacity as our officers, which may include the duty to exercise reasonable care in the performance of the officers' responsibilities, as well as the duties of loyalty, good faith and candid disclosure. Under the management agreement, our manager, its officers, stockholders, members, managers, directors, personnel, any person or entity controlling or controlled by our manager and any of their officers, stockholders, members, managers, directors, employees, consultants and personnel, and any person providing advisory services to our manager are not liable to us, any subsidiary of ours, our directors, our stockholders or any subsidiary's stockholders or partners for acts or omissions performed in accordance with and pursuant to the management agreement, except because of acts constituting bad faith, willful misconduct, gross negligence, or reckless disregard of their duties under the management agreement, as determined by a final non-appealable order of a court of competent jurisdiction. We have agreed to indemnify our manager, its officers, stockholders, members, managers, directors, personnel, any person or entity controlling or controlled by our manager and any of their officers, stockholders, members, managers, directors, employees, consultants and personnel, and any person providing advisory services to our manager with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts of our manager not constituting bad faith, willful misconduct, gross negligence, or reckless disregard of duties, performed in accordance with and pursuant to the management agreement. Our manager has agreed to indemnify us, our directors and officers with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts of our manager constituting bad faith, willful misconduct, gross negligence or reckless disregard of its duties under the management agreement or any claims by our manager's personnel relating to the terms and conditions of their employment by our manager. Our manager carries errors and omissions and other customary insurance.

              Pursuant to the terms of our management agreement, our manager is required to provide us with our management team, including a chief executive officer, a chief financial officer and a chief compliance officer, along with appropriate support personnel, to provide the management services to be provided by our manager to us. None of the officers or employees of our manager are dedicated exclusively to us and may be changed at any time at the discretion of iStar.

              The management agreement may be amended or modified by agreement between us and our manager. The initial term of the management agreement will expire on the first anniversary of the completion of this offering, and will be automatically renewed for a one-year term each anniversary date thereafter unless previously terminated as described below. Our independent directors review our manager's performance and the management fees annually and, following the initial term, the management agreement may be terminated annually upon the affirmative vote of a majority of our independent directors. We must provide 90 days prior written notice of any such termination.

              We may also terminate the management agreement at any time, including during the initial term, with 30 days prior written notice from our board of directors for cause, which is defined as:

  •
  our manager's continued material breach of any provision of the management agreement following a period of 30 days after written notice thereof (or 60 days after written notice of such breach if our manager has taken steps to cure such breach within 30 days of the written notice);

  •
  our manager's fraud, misappropriation of funds, or embezzlement against us;

  •
  our manager's bad faith, willful misconduct, gross negligence or reckless disregard of duties under the management agreement;

  •
  the occurrence of certain events with respect to the bankruptcy or insolvency of our manager, including an order for relief in an involuntary bankruptcy case or our manager authorizing or filing a voluntary bankruptcy petition;

  •
  our manager is convicted (including a plea of nolo contendere) of a felony; and

  •
  the dissolution of our manager.

              Our manager may generally only assign the management agreement or any of its duties thereunder with the written approval of a majority of our independent directors; provided, however, however, our manager may assign the management agreement or any of its duties thereunder to any of its affiliates without the approval of our independent directors if such assignment does not require our approval under the Investment Advisers Act of 1940.

              Our manager may terminate the management agreement if we become required to register as an investment company under the 1940 Act, with such termination deemed to occur immediately before such event. Our manager may also decline to renew the management agreement at the end of each annual period by providing us with 90 days written notice. In addition, if we default in the performance of any material term of the agreement and the default continues for a period of 30 days after written notice to us (or 60 days after written notice of such breach if our manager has taken steps to cure such breach within 30 days of the written notice), our manager may terminate the management agreement upon 60 days' written notice.

Management Fees and Expense Reimbursements

              We do not maintain an office or employ personnel. Instead, we rely on the facilities and resources of our manager to conduct our day-to-day operations. Expense reimbursements to our manager are made in cash on a monthly basis following the end of each month.

              We will pay no management fee to our manager during the first two years of the management agreement. Thereafter, we will pay our manager a management fee, payable solely in shares of our common stock, equal to the sum of 1.0% of our total equity up to $2.5 billion and 0.75% of our total equity in excess of $2.5 billion. Our manager will not be entitled to receive any additional performance or incentive compensation. The management fee will be calculated and payable quarterly in arrears. The management fee will be paid solely in shares of our common stock valued at the greater of (i) the volume weighted average market price of our common stock during the quarter for which the fee is being calculated, or (ii) the initial public offering price per share of our common stock set forth on the cover of this prospectus, before underwriting discounts and commissions. For purposes of calculating the management fee, our total equity means the sum of the net cash proceeds and the value of non-cash consideration from all issuances of our equity securities since inception, including operating partnership units (allocated on a pro rata basis for such issuances during the fiscal quarter of any such issuance) and shares of common stock issued to the manager as payment of management fees, less any amount that we pay for repurchases of our common stock and operating partnership units since inception. This amount may be adjusted to exclude one-time events pursuant to changes in GAAP, and certain non-cash items after discussions between our manager and our independent directors and approved by a majority of our independent directors. Our total equity, for purposes of calculating the management fee, could be greater than or less than the amount of total equity shown on our financial statements. Our manager will use the proceeds from its management fee in part to pay compensation to its officers and personnel who, notwithstanding that certain of them also are our officers, receive no cash compensation directly from us.

              The management fee owed to our manager will be calculated within 45 days after the end of each quarter by our manager and such calculation will promptly be delivered to us in writing. We are obligated to pay the management fee in shares of our common stock within five business days after delivery to us of the written statement of our manager setting forth the computation of the management fee for such quarter.

Incentive fee

              None.

Reimbursement of expenses

              Because our manager's personnel perform certain legal, accounting, due diligence tasks and other services that outside professionals or outside consultants otherwise would perform, our manager is reimbursed for the documented cost of performing such tasks.

              We also pay all operating expenses, except those specifically required to be borne by our manager under the management agreement. The expenses required to be paid by us include, but are not limited to:

  •
  expenses in connection with the transaction costs incident to the acquisition, origination, disposition and financing of our assets;

  •
  costs of legal, tax, accounting, third party administrators for the establishment and maintenance of the books and records, consulting, auditing, administrative and other similar services rendered for us by providers retained by our manager;

  •
  the compensation and expenses of our directors and the allocable share of cost of liability insurance under a universal insurance policy covering our manager, iStar or its affiliates and/or the company to indemnify our directors and officers;

  •
  costs associated with the establishment and maintenance of any of our credit facilities, repurchase agreements, and securitization vehicles or other indebtedness of ours (including commitment fees, accounting fees, legal fees, closing and other similar costs) or any of our securities offerings (including this offering, exclusive of the fees iStar has agreed to pay, which include the underwriting discounts and commissions payable in connection with this offering, other offering expenses and expenses incurred in connection with the concurrent iStar placement, in an aggregate amount not to exceed $25 million);

  •
  expenses in connection with the application for, and participation in, programs established by governmental agencies and programs;

  •
  expenses connected with communications to lenders and holders of our securities or of our subsidiaries and other bookkeeping and clerical work necessary in maintaining relations with lenders and holders of such securities and in complying with the continuous reporting and other requirements of governmental bodies or agencies, including, without limitation, all costs of preparing and filing required reports with the SEC, the costs payable by us to any transfer agent and registrar in connection with the listing and/or trading of our stock on any exchange, the fees payable by us to any such exchange in connection with its listing, costs of preparing, printing and mailing our annual report to our stockholders and proxy materials with respect to any meeting of our stockholders;

  •
  costs associated with any computer software or hardware, electronic equipment or purchased information technology services from third-party vendors that is used for us;

  •
  expenses incurred by managers, officers, personnel and agents of our manager for travel on our behalf and other out-of-pocket expenses incurred by managers, officers, personnel and agents of our manager in connection with the purchase, origination, financing, refinancing, sale or other disposition of an asset or establishment and maintenance of any of our credit facilities, financing vehicles and borrowings under programs established by governmental agencies and programs or any of our securities offerings (including this offering);

  •
  costs and expenses incurred with respect to market information systems and publications, pricing and valuation services, research publications and materials, and settlement, clearing and custodial fees and expenses;

  •
  compensation and expenses of our custodian and transfer agent, if any;

  •
  the costs of maintaining compliance with all federal, state and local rules and regulations or any other regulatory agency;

  •
  all taxes and license fees;

  •
  all insurance costs incurred in connection with the operation of our business;

  •
  costs and expenses incurred in contracting with third parties, including affiliates of our manager, for the servicing and special servicing of our assets;

  •
  all other costs and expenses relating to our business operations, including, without limitation, the costs and expenses of acquiring, owning, protecting, maintaining, developing and disposing of assets, including appraisal, reporting, audit and legal fees;

  •
  expenses relating to any office(s) or office facilities, including but not limited to disaster backup recovery sites and facilities, maintained for us or our assets separate from the office or offices of our manager;

  •
  expenses connected with the payments of interest, dividends or distributions in cash or any other form authorized or caused to be made by the board of directors to or on account of lenders or holders of our securities or of our subsidiaries, including, without limitation, in connection with any dividend reinvestment plan;

  •
  any judgment or settlement of pending or threatened proceedings (whether civil, criminal or otherwise), including any costs or expenses incurred in connection therewith, against us or any subsidiary, or against any trustee, director or officer of us or of any subsidiary in his or her capacity as such for which we or any subsidiary is required to indemnify such trustee, director or officer by any court or governmental agency;

  •
  all costs and expenses relating to the development and management of our website;

  •
  the allocable share of expenses under a universal insurance policy covering our manager, iStar or its affiliates in connection with obtaining and maintaining "errors and omissions" insurance coverage and other insurance coverage which is customarily carried by property, asset and investment managers performing functions similar to those of our manager in an amount which is comparable to that customarily maintained by other managers or servicers of similar assets; and

  •
  all other expenses actually incurred by our manager (except as described below) which are reasonably necessary for the performance by our manager of its duties and functions under the management agreement.

              We do not reimburse our manager or its affiliates for the salaries and other compensation of its personnel except that we reimburse our manager or its affiliates for the allocable share of the compensation, including, without limitation, annual base salary, bonus, any related withholding taxes and employee benefits, paid to corporate finance, tax, accounting, internal audit, legal risk management, operations, compliance and other non-investment personnel of our manager and its affiliates who spend all or a portion of their time managing our affairs based upon the percentage of time devoted by such personnel to our affairs.

              In addition, we may be required to pay our pro rata portion of rent, telephone, utilities, office furniture, equipment, machinery and other office, internal and overhead expenses attributable to the personnel of our manager and its affiliates required for our operations. These expenses are allocated to us based upon the percentage of time devoted by such personnel to our affairs.

Termination fee

              No termination fee is payable by us in connection with the termination of the management agreement.

Exclusivity

              Concurrently with the completion of this offering, we will enter into an agreement with iStar, pursuant to which iStar will agree that it will not acquire, originate, invest in, or provide financing for a third party's acquisition of, a GNL unless it has first offered that opportunity to us and a majority of our independent directors has declined the opportunity. The exclusivity agreement will have an initial term of one year and will automatically renew with each annual renewal of the management agreement. The exclusivity agreement will automatically terminate upon any termination of the management agreement and will not otherwise be terminable. Notwithstanding the foregoing, the exclusivity agreement will not restrict iStar from engaging in a transaction that may include an incidental interest in GNLs. An interest will be considered incidental if iStar will be acquiring or investing in an entity or portfolio of assets where not more than 20% of the value of the entity's or portfolio's assets, as reasonably determined by iStar, consist of GNLs, or providing financing for a third party's acquisition of an entity or portfolio of assets where not more than 20% of the value of the entity's or portfolio's assets, as reasonably determined by iStar, consist of GNLs.

MANAGEMENT

Our Directors and Director Nominees

              Currently, we have one director. Upon completion of this offering and the formation transactions, our board of directors will consist of 5 directors, including the independent director nominees named below who will become directors upon completion of this offering. Each of our directors is elected by our stockholders to serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualifies. Of the 5 directors, we expect that our board of directors will determine that each of them other than Mr. Sugarman and            will be considered independent in accordance with the requirements of the NYSE. The first annual meeting of our stockholders after this offering will be held in 2018. Our charter and bylaws provide that a majority of the entire board of directors may at any time increase or decrease the number of directors. However, unless our charter and bylaws are amended, the number of directors may never be less than the minimum number required by the MGCL nor more than 15. Officers serve at the pleasure of our board of directors.

              The following table sets forth certain information concerning the individuals who will be our directors and executive officers upon the completion of this offering:

Name	Age	Position
Jay Sugarman	54	Chairman of the Board of Directors and Chief Executive Officer
		Independent director nominee
		Independent director nominee
		Independent director nominee
		Director nominee
Nina B. Matis	69	Chief Investment Officer and Chief Legal Officer
Geoffrey B. Jervis	45	Chief Operating Officer and Chief Financial Officer

              For biographical information on Messrs. Sugarman and Jervis and Ms. Matis, see "Our Manager and the Management Agreement—Biographical Information." Additional biographical information of our directors is outlined below.

              The following sets forth biographical information concerning the other individuals who will be our directors upon the completion of this offering.

Corporate Governance Profile

              We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance structure include the following:

  •
  our board of directors is not staggered, with each of our directors subject to re-election annually;

  •
  of the 5 persons who will serve on our board of directors immediately after the completion of this offering and the formation transactions, we expect that our board of directors will determine that three, or 60%, of our directors are independent for purposes of the NYSE's corporate governance listing standards and Rule 10A-3 under the Exchange Act;

  •
  we anticipate that at least one of our directors will qualify as an "audit committee financial expert" as defined by the SEC;

  •
  we have opted out of the business combination and control share acquisition statutes in the MGCL;

  •
  we do not have a stockholder rights plan and our board of directors has adopted a policy that our board may not adopt any stockholder rights plan unless the adoption of the plan has been approved by stockholders representing a majority of the votes cast on the matter, except that our board of directors may adopt a stockholder rights plan without the prior approval of our stockholders if our board, in the exercise of its duties, determines that seeking prior stockholder approval would not be in our best interests under the circumstances then existing. The policy further provides that if a stockholder rights plan is adopted by our board without the prior approval of our stockholders, the stockholder rights plan will expire on the date of the first annual meeting of stockholders held after the first anniversary of the adoption of the plan, unless an extension of the plan is approved by our common stockholders; and

  •
  we have opted out of the unsolicited takeover (Title 3, Subtitle 8) provisions of the MGCL (commonly known as the Maryland Unsolicited Takeover Act, which we may not opt in to without the approval of a majority of the votes cast by our stockholders entitled to vote thereon. See "Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws—Subtitle 8."

Our Board's Leadership Structure

              Our board of directors understands there is no single, generally accepted approach to providing board leadership and that given the dynamic and competitive environment in which we operate, the appropriate leadership may vary as circumstances warrant. Our board of directors currently believes it is in our company's best interests to have Jay Sugarman serve as Chairman of our Board of Directors and Chief Executive Officer. Our board of directors believes combining these roles promotes effective leadership and provides the clear focus needed to execute our business strategies and objectives.

              Our board of directors intends to appoint            as the lead independent director upon completion of this offering. The lead independent director's duties will include chairing executive sessions of the independent directors, facilitating communications and resolving conflicts between the independent directors, other members of our board of directors and the management of our company, and consulting with and providing counsel to our chief executive officer as needed or requested. It is expected that the position of lead independent director will be rotated among our independent directors every two years.

Our Board's Role in Risk Oversight

              Our board of directors will play an active role in overseeing management of our risks. Upon the completion of this offering and the formation transactions, the committees of our board of directors will assist our full board in risk oversight by addressing specific matters within the purview of each committee. Our audit committee will focus on oversight of financial risks relating to us, our compensation committee will focus primarily on risks relating to our equity compensation plans and arrangements and our nominating and corporate governance committee will focus on reputational and corporate governance risks relating to our company, including the independence of the members of our board of directors. While each committee will be responsible for evaluating certain risks and overseeing the management of such risks, our full board of directors plans to keep itself regularly informed regarding such risks through committee reports and otherwise. We believe the leadership structure of our board of directors supports effective risk management and oversight.

Board Committees

              Upon completion of this offering, our board of directors will form an audit committee, a compensation committee and a nominating and corporate governance committee and will adopt charters for each of these committees. The audit committee will be the only committee composed exclusively of independent directors, as defined by the listing standards of the NYSE. Moreover, the compensation committee will be composed exclusively of individuals intended to be, to the extent provided by Rule 16b-3 of the Exchange Act, non-employee directors and will, at such times as we are subject to Section 162(m) of the Code, qualify as outside directors for purposes of Section 162(m) of the Code.

Audit Committee

              The audit committee will be comprised of            ,             and            , each of whom will be an independent director and "financially literate" under the rules of the NYSE.            will chair our audit committee and serve as our audit committee financial expert, as that term is defined by the applicable SEC regulations.

              The audit committee assists our board of directors in overseeing:

  •
  our financial reporting, auditing and internal control activities, including the integrity of our financial statements;

  •
  our compliance with legal and regulatory requirements and ethical behavior;

  •
  the independent auditor's qualifications and independence;

  •
  the performance of our internal audit function and independent auditor; and

  •
  the preparation of audit committee reports.

              The audit committee is also responsible for engaging our independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered public accounting firm, reviewing the independence of the independent registered public accounting firm, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls.

Compensation Committee

              The compensation committee will be comprised of            ,             and            . will chair our compensation committee.

              The principal functions of the compensation committee will be to:

  •
  oversee any equity-based remuneration plans and programs;

  •
  determine from time to time the remuneration for our non-executive directors; and

  •
  prepare compensation committee reports.

Nominating and Corporate Governance Committee

              The nominating and corporate governance committee will be comprised of            ,             and            .            will chair our nominating and corporate governance committee.

              The nominating and corporate governance committee will be responsible for:

  •
  providing counsel to the board of directors with respect to the organization, function and composition of the board of directors and its committees;

  •
  overseeing the self-evaluation of our board of directors as a whole and of the individual directors and the board's evaluation of management and report thereon to the board;

  •
  periodically reviewing and, if appropriate, recommending to the board of directors changes to, our corporate governance policies and procedures;

  •
  identifying and recommending to our board of directors potential director candidates for nomination; and

  •
  recommending to the full board of directors the appointment of each of our executive officers.

Code of Business Conduct and Ethics

              Upon completion of this offering, our board of directors will establish a code of business conduct and ethics that applies to our directors and officers. Among other matters, our code of business conduct and ethics will be designed to deter wrongdoing and to promote:

  •
  honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

  •
  full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

  •
  compliance with applicable governmental laws, rules and regulations;

  •
  prompt internal reporting of violations of the code to appropriate persons identified in the code; and

  •
  accountability for adherence to the code.

              Any waiver of the code of business conduct and ethics for our directors or officers may be made only by our board of directors or one of our board committees and will be promptly disclosed as required by law or stock exchange regulations.

Director Compensation

              We intend to approve and implement a compensation program for our independent directors that will consist of annual cash retainer fees and long-term equity awards. We intend to provide additional cash or equity compensation to independent directors who also serve on a committee. We will reimburse each of our independent directors for his or her travel expenses incurred in connection with his or her attendance at full board of director and committee meetings. We have not made any payments to our director or director nominees to date. Non-independent directors will not receive compensation for serving on our board of directors.

Executive Compensation

              Because our management agreement provides that our manager is responsible for managing our affairs, our chief executive officer and each of our other executive officers, each of whom is an executive of iStar, do not receive cash compensation from us for serving as our executive officers. Instead we will pay our manager the management fees described in "Our Manager and the Management Agreement—Management Fees and Expense Reimbursements" and, in the discretion of the compensation committee of our board of directors, we may also grant our manager equity based awards pursuant to our equity incentive plan described below.

Equity Incentive Plan

              Prior to the completion of this offering, we will adopt an equity incentive plan to provide equity incentive opportunities to members of our manager's management team and employees who perform services for us, our independent directors, advisers, consultants and other personnel. Our equity incentive plan provides for grants of stock options, shares of restricted common stock, phantom shares, dividend equivalent rights and other equity-based awards, including long-term incentive plan ("LTIP") units.

              Our equity incentive plan will be administered by the compensation committee (once formed), as appointed by our board of directors for such purposes. The compensation committee will have the full authority to (i) authorize the granting of awards to eligible persons, (ii) determine the eligibility of directors, our manager, members of our manager's management team and employees who perform services for us, advisors, consultants and other personnel to receive an equity award, (iii) determine the number of shares of common stock to be covered by each award (subject to the individual participant limitations provided in our equity incentive plan), (iv) determine the terms, provisions and conditions of each award (which may not be inconsistent with the terms of our equity incentive plan), (v) prescribe the form of instruments evidencing such awards, (vi) construe and interpret the equity incentive plan and award agreements and correct defects, supply omissions and reconcile inconsistencies therein, (vii) suspend the right to exercise awards during any period that the compensation committee deems appropriate to comply with applicable securities laws, and thereafter extend the exercise period of an award by an equivalent period of time and (viii) take any other actions and make all other determinations that it deems necessary or appropriate in connection with our equity incentive plan or the administration or interpretation thereof. In connection with this authority, the compensation committee may, among other things, establish performance goals that must be met in order for awards to be granted or to vest, or for the restrictions on any such awards to lapse. From and after the consummation of this offering, each of the directors on our compensation committee is intended to be, to the extent required by Rule 16b-3 under the Exchange Act, a non-employee director and will, at such times as we are subject to Section 162(m) of the Code and intend for awards to be treated as performance-based compensation for purposes of Section 162(m), qualify as an outside director for purposes of Section 162(m) of the Code, or, if no committee exists, the board of directors.

Available Shares

              Our equity incentive plan provides for grants of stock options, shares of restricted common stock, phantom shares, dividend equivalent rights and other equity-based awards up to an aggregate of 5% of the issued and outstanding shares of our common stock as of the later of the date of this offering or the last closing date of any exercise by the underwriters of their option to purchase up to an additional            shares of our common stock (assuming, if applicable, the exercise of all outstanding stock options, the conversion of all warrants and convertible securities into shares of common stock and the exchange of all outstanding operating partnership units into shares of common stock), but excluding any shares issued or issuable under our equity incentive plan. If an award granted under our equity incentive plan expires, is forfeited or terminates, the shares of our common stock subject to any portion of the award that expires, is forfeited or terminates without having been exercised or paid, as the case may be, will again become available for the issuance of additional awards. Shares of stock withheld in payment of the exercise price or taxes related to an award and shares equal to the number surrendered in the payment of any exercise price or taxes related to an award will not again be available for award under the plan. Unless previously terminated by our board of directors, no new award may be granted under our equity incentive plan after the tenth anniversary of the earlier of the date that such plan was approved by our board of directors or the holders of our common stock.

              To the extent the compensation committee deems appropriate, it will establish performance criteria and satisfy such other requirements as may be applicable in order to satisfy the requirements for performance-based compensation under Section 162(m) of the Code.

Awards Under the Plan

              Stock Options.    The terms of specific stock options, including whether stock options shall constitute "incentive stock options" for purposes of Section 422(b) of the Code, shall be determined by the compensation committee. The exercise price of a stock option shall be determined by the committee and reflected in the applicable award agreement. The exercise price with respect to stock options may not be lower than 100% (110% in the case of an incentive stock option granted to a 10% stockholder, if permitted under our equity incentive plan) of the fair market value of our common stock on the date of grant. Each stock option will be exercisable after the period or periods specified in the award agreement, which will generally not exceed ten years from the date of grant (or five years in the case of an incentive stock option granted to a 10% stockholder, if permitted under our equity incentive plan). Incentive stock options may only be granted to our employees and employees of our subsidiaries. Stock options will be exercisable at such times and subject to such terms as determined by the compensation committee. We may also grant stock appreciation rights, which are stock options that permit the recipient to exercise the stock option without payment of the exercise price and to receive shares of common stock (or cash or a combination of the foregoing) with a fair market value equal to the excess of the fair market value of the shares of our common stock with respect to which the stock option is being exercised over the exercise price of the stock option with respect to those shares. The exercise price with respect to stock appreciation rights may not be lower than 100% of the fair market value of our common stock on the date of grant.

              Shares of Restricted Common Stock.    A restricted stock award is an award of shares of common stock that is subject to restrictions on transferability and such other restrictions the compensation committee may impose at the date of grant. Grants of shares of restricted common stock will be subject to vesting schedules and other restrictions as determined by the compensation committee. The restrictions may lapse separately or in combination at such times, under such circumstances, including, without limitation, a specified period of employment or the satisfaction of pre-established criteria, in such installments or otherwise, as the compensation committee may determine. Except to the extent restricted under the award agreement relating to the shares of restricted common stock, a participant granted shares of restricted common stock has all of the rights of a stockholder, including, without limitation, the right to vote and the right to receive dividends on the shares of restricted common stock. Although dividends may be paid on shares of restricted common stock, whether or not vested, at the same rate and on the same date as on shares of our common stock (unless otherwise provided in an award agreement), holders of shares of restricted common stock are prohibited from selling such shares until they vest.

              Phantom Shares.    A phantom share represents a right to receive the fair market value of a share of common stock, or, if provided by the compensation committee, the right to receive the fair market value of a share of common stock in excess of a base value established by the compensation committee at the time of grant. Phantom shares may generally be settled in cash or by transfer of shares of common stock (as may be elected by the participant or the compensation committee or as may be provided by the compensation committee at grant). The compensation committee may, in its discretion and under certain circumstances (taking into account, without limitation, Section 409A of the Code), permit a participant to receive as settlement of the phantom shares installment payments over a period not to exceed ten years.

              Dividend Equivalents.    A dividend equivalent is a right to receive (or have credited) the equivalent value (in cash or shares of common stock) of dividends paid on shares of common stock otherwise subject to an award. The compensation committee may provide that amounts payable with respect to dividend equivalents shall be converted into cash or additional shares of common stock. The compensation committee will establish all other limitations and conditions of awards of dividend equivalents as it deems appropriate.

              Other Share-Based Awards.    Our equity incentive plan authorizes the granting of other awards based upon shares of our common stock (including the grant of securities convertible into shares of common stock and the grant of LTIP units), subject to terms and conditions established at the time of grant. LTIP units are awards of units of our operating partnership intended to constitute "profits interests" within the meaning of the relevant IRS guidance, which may be convertible on a one-for-one basis into our operating partnership units. See "Description of the Partnership Agreement of Safety Income and Growth Operating Partnership LP—LTIP Units."

              We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under our equity incentive plan.

Change in Control

              Under our equity incentive plan, a change in control is defined as the occurrence of any of the following events: (i) the acquisition of more than 50% of our then outstanding shares of common stock or the combined voting power of our outstanding securities by any person; (ii) the sale or disposition of all or substantially all of our assets, other than certain sales and dispositions to entities owned by our stockholders; (iii) a merger, consolidation or statutory share exchange where our stockholders immediately prior to such event hold less than 50% of the voting power of the surviving or resulting entity; or (iv) during any consecutive twenty-four calendar month period, the members of our board of directors at the beginning of such period, the "incumbent directors," cease for any reason (other than due to death) to constitute at least a majority of the members of our board (for these purposes, any director whose election or nomination for election was approved or ratified by a vote of at least a majority of the incumbent directors shall be deemed to be an incumbent director).

              Upon a change in control, and certain other corporate events, the compensation committee may make such adjustments as it, in its discretion, determines are necessary or appropriate in light of the change in control, but only if the compensation committee determines that the adjustments do not have an adverse economic impact on the participants (as determined at the time of the adjustments).

Amendments and Termination

              Our board of directors may amend, suspend, alter or discontinue our equity incentive plan but cannot take any action that would impair the rights of an award recipient with respect to an award previously granted without such award recipient's consent unless such amendments are required in order to comply with applicable laws. Our board of directors may not amend our equity incentive plan without stockholder approval in any case in which amendment in the absence of such approval would cause our equity incentive plan to fail to comply with any applicable legal requirement or applicable exchange or similar requirement, such as an amendment that would:

  •
  other than through adjustment as provided in our equity incentive plan, increase the total number of shares of common stock reserved for issuance under our equity incentive plan;

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  materially expand the class of directors, officers, employees, consultants and advisors eligible to participate in our equity incentive plan;

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  reprice any stock options under our equity incentive plan; or

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  otherwise require such approval.

Limitation of Liability and Indemnification

              Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty that was established by a final judgment and was material to the cause of action. Our charter contains such a provision and eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law. For further details with respect to the limitation on the liability of our directors and officers, the indemnification of our directors and officers and the relevant provisions of the MGCL, see "Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws—Indemnification and Limitation of Directors' and Officers' Liability." In addition, our directors and officers will be entitled to indemnification under the partnership agreement of our operating partnership; for further details see "Description of the Partnership Agreement of Safety Income and Growth Operating Partnership LP—Management Liability and Indemnification."

              We will obtain a policy of insurance under which our directors and officers will be insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under such policy in their respective capacities as directors or officers, including certain liabilities under the Securities Act. Additionally, we intend to enter into indemnification agreements with each of our directors and executive officers upon the completion of this offering, which will require, among other things, that we maintain a comparable "tail" directors' and officers' liability insurance policy for six years after each director or executive officer ceases to serve in such capacity in connection with a change in control transaction.

Rule 10b5-1 Sales Plans

              Our directors and officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material non-public information subject to compliance with the terms of our insider trading policy. The sale of any shares under any such plan will be subject to the lock-up agreements that the directors or executive officer have entered into with the underwriters.

Compensation Committee Interlocks and Insider Participation

              No member of the compensation committee is a current or former officer or employee of ours or any of our subsidiaries. None of our executive officers serves as a member of the board of directors or compensation committee of any company that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

PRINCIPAL STOCKHOLDERS

              The following table sets forth certain information regarding the beneficial ownership of shares of our common stock immediately following the completion of this offering, the concurrent iStar placement and the formation transactions for:

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  our directors and each of our director nominees;

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  each of our executive officers;

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  each person who is expected to be the beneficial owner of 5% or more of the outstanding shares of our common stock immediately following the completion of this offering; and

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  all of our directors, director nominees and executive officers as a group.

              In accordance with SEC rules, each listed person's beneficial ownership includes:

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  all shares the investor actually owns beneficially or of record;

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  all shares over which the investor has or shares voting or investment power (such as in the capacity as a general partner of an investment fund); and

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  all shares the investor has the right to acquire within 60 days (such as shares of restricted common stock that are currently vested or which are scheduled to vest within 60 days), though such shares shall be disregarded in calculating the percentage ownership of any other investor.

              Unless otherwise indicated, all shares are owned directly, and the indicated person has sole voting and investment power. Unless otherwise indicated in the footnotes to the table below, the business address of the stockholders listed below is the address of our principal executive office, 1114 Avenue of the Americas, New York, New York 10036. No shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

Name and Address	Number of Shares of Common Stock Beneficially Owned(1)	Percent of All Shares of Common Stock(1)
iStar Inc.
Jay Sugarman
Nina B. Matis
Geoffrey G. Jervis
All directors, director nominees and executive officers as a group (persons)

(1)
Assumes a total of            shares of common stock outstanding immediately after the completion of this offering, the concurrent iStar placement and the formation transactions. The number of shares outstanding is based on the number of votes. There will be no operating partnership units outstanding upon completion of this offering, the concurrent iStar placement and the formation transactions, other than units owned by us.

 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Formation Transactions

              On December 1, 2016, iStar contributed 100% of its interests in its subsidiary entities that own, directly or indirectly, the 12 properties comprising our initial portfolio to us. In consideration of this contribution, we will issue to iStar            shares of our common stock and will distribute $170 million in cash to iStar with a portion of the net proceeds from this offering and the concurrent iStar placement. See "Use of Proceeds". The combined value of the consideration to iStar (valuing the stock portion of the consideration at the midpoint of the price range set forth on the cover page of this prospectus) is $                    . Prior to the completion of this offering, iStar is expected to enter into the $170 million iStar credit facility secured by iStar's ownership interest in us. The iStar credit facility will bear interest at a floating rate, which initially is         % per annum. iStar will use the proceeds from the iStar credit facility to make investments and for working capital. We will not receive any of the proceeds from the iStar credit facility. iStar will use the $170 million distribution it receives from us to repay and retire the iStar credit facility. Upon completion of this offering, we and our operating partnership will enter into a new $             million revolving credit facility secured by all of the properties. Affiliates of certain of the underwriters will be lenders under the iStar credit facility and such affiliates will receive their pro rata portion of the net proceeds from this offering and the concurrent iStar placement used to repay the iStar credit facility. Affiliates of certain of the underwriters will be lenders under our new revolving credit facility.

Concurrent iStar Placement

              Concurrently with this offering, we will sell            shares of our common stock at the initial public offering price per share in this offering to iStar. The exact number of shares purchased by iStar in the concurrent iStar placement will be equal to 5.3% of the total number of shares of common stock sold to public investors in this offering.

Partnership Agreement

              Concurrently with the completion of this offering, we will enter into the operating partnership agreement. See "Description of the Partnership Agreement of Safety Income and Growth Operating Partnership LP."

              Pursuant to the operating partnership agreement, limited partners of our operating partnership will have rights beginning 12 months after the completion of this offering to require our operating partnership to redeem all or part of their operating partnership units for cash equal to the then-current market value of an equal number of shares of our common stock (determined in accordance with and subject to adjustment under the partnership agreement), or, at our election, to exchange their operating partnership units for shares of our common stock on a one-for-one basis subject to certain adjustments and the restrictions on ownership and transfer of our stock set forth in our charter and described under the section entitled "Description of Securities—Restrictions on Ownership and Transfer." We do not expect to have any outstanding operating partnership units at the closing of this offering, except operating partnership units owned by us.

Management Agreement

              Concurrently with the completion of this offering, we will enter into the management agreement with the manager, a wholly-owned subsidiary of iStar. See "Our Manager and the Management Agreement—Management Agreement."

Exclusivity Agreement

              Concurrently with the completion of this offering, we will enter into an agreement with iStar pursuant to which iStar will agree that it will not acquire, originate, invest in, or provide financing for a third party's acquisition of, a GNL unless it has first offered that opportunity to us and a majority of our independent directors has declined the opportunity or the opportunity only includes an incidental interest in GNLs. See "Our Manager and the Management Agreement—Exclusivity." The exclusivity agreement will automatically terminate upon any termination of the management agreement and will not otherwise be terminable.

Registration Rights

              Upon completion of this offering, the concurrent iStar placement and the formation transactions, we will enter into a registration rights agreement with iStar. Under the registration rights agreement, subject to certain limitations, not later than 12 months from the beginning of the first full calendar month following the completion of this offering, we will file one or more registration statements, which we refer to as the resale shelf registration statements, covering the resale of all shares of common stock issued or to be issued to iStar in the formation transactions, the concurrent iStar placement and under the management agreement. We have agreed to use our commercially reasonable efforts to cause each shelf registration statement to be declared effective within 120 days of filing, which we refer to as the shelf effective date. We have also agreed to provide iStar an unlimited number of "demand" registrations.

              We have agreed to indemnify iStar against specified liabilities, including certain potential liabilities arising under the Securities Act, or to contribute to the payments iStar may be required to make in respect thereof. We have agreed to pay all of the expenses relating to the registration of such securities, including, without limitation, all registration, listing, filing and stock exchange or the Financial Industry Regulatory Authority, or FINRA, fees, all fees and expenses of complying with securities or "blue sky" laws, all printing expenses and all fees and disbursements of counsel and independent public accountants retained by us, but excluding underwriting discounts and commissions, any out-of-pocket expenses of iStar and any transfer taxes.

Indemnification of Our Directors and Officers

              Upon completion of this offering, we intend to enter into indemnification agreements with each of our directors, executive officers and certain other parties providing for the indemnification by us for certain liabilities and expenses incurred as a result of actions brought, or threatened to be brought, against (i) our directors and executive officers and (ii) our executive officers and certain other parties who are former members, managers, stockholders, directors, limited partners, general partners, officers or controlling persons of our predecessor in their capacities as such as described in "Management—Limitation of Liability and Indemnification."

Expense Reimbursement

              iStar has agreed to pay the underwriting discounts and commissions payable to the underwriters in connection with this offering, our other offering expenses and our expenses incurred in connection with the concurrent iStar placement, including legal, accounting, consulting, and regulatory filing expenses, in an aggregate amount not to exceed $25 million.

Ownership Limit Waiver

              Our charter generally prohibits, with certain exceptions, any stockholder from beneficially or constructively owning more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock, or all classes and series of our capital stock. We have

granted a waiver to iStar to own up to            % of the outstanding shares of our common stock in the aggregate.

Statement of Policy Regarding Transactions with Related Persons

              Prior to the completion of this offering, our board of directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our "related person policy." Our related person policy requires that a "related person" (as defined as in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our Chief Compliance Officer any "related person transaction" (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. Our Chief Compliance Officer will then promptly communicate that information to our board of directors. No related person transaction, and no transaction with iStar, will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

 STRUCTURE AND FORMATION OF OUR COMPANY

Formation Transactions

              On December 1, 2016, iStar contributed 100% of its interests in its subsidiary entities that own, directly or indirectly, the 12 properties comprising our initial portfolio to us. In consideration of this contribution, we will issue to iStar            shares of our common stock and will distribute $170 million in cash to iStar with a portion of the net proceeds from this offering and the concurrent iStar placement. See "Use of Proceeds". The combined value of the consideration to iStar (valuing the stock portion of the consideration at the midpoint of the price range set forth on the cover page of this prospectus) is $                    . Prior to the completion of this offering, iStar is expected to enter into the $170 million iStar credit facility secured by iStar's ownership interest in us. The iStar credit facility will bear interest at a floating rate, which initially is        % per annum. iStar will use the proceeds from the iStar credit facility to make investments and for working capital. We will not receive any of the proceeds from the iStar credit facility. iStar will use the $170 million distribution it receives from us to repay and retire the iStar credit facility. Upon completion of this offering, we and our operating partnership will enter into a new $             million revolving credit facility secured by all of the properties. Affiliates of certain of the underwriters will be lenders under the iStar credit facility and such affiliates will receive their pro rata portion of the net proceeds from this offering and the concurrent iStar placement used to repay the iStar credit facility. Affiliates of certain of the underwriters will be lenders under our new revolving credit facility.

              Upon completion of this offering, the concurrent iStar placement and the formation transactions, we will hold substantially all of our assets, and will conduct substantially all of our operations, through our operating partnership, and we will be the sole general partner of our operating partnership. Additionally, we will contribute the net proceeds from this offering and the concurrent iStar placement to our operating partnership in exchange for a number of operating partnership units equal to the number of shares of our common stock issued in this offering and the concurrent iStar placement.

              Pursuant to the formation transactions, the following have occurred or will occur prior to or concurrently with the completion of this offering. All amounts are based on the mid-point of the initial public offering price range set forth on the front cover page of this prospectus.

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  We were formed as a Maryland corporation on October 24, 2016.

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  Our operating partnership was formed as a Delaware limited partnership on October 17, 2016. We are the sole general partner of our operating partnership.

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  We acquired all the equity interests in our predecessor entities, all of which were wholly-owned, directly or indirectly, by iStar, on December 1, 2016. For consideration of the foregoing, we will issue to iStar            shares of our common stock and distribute $170 million in cash as described below. The stock consideration will have a value of $            , based on the midpoint of the initial public offering price range set forth on the cover of this prospectus. An increase in the actual public offering price will result in an increase in the value of the consideration paid to iStar. Likewise, a decrease in the actual initial public offering price will result in a decrease in the value of the consideration paid to iStar.

  •
  iStar expects to enter into the $170 million iStar credit facility with affiliates of certain of the underwriters of this offering secured by our common stock received by iStar in the formation transactions.

  •
  We will sell            shares of our common stock in this offering and an additional            shares of our common stock if the underwriters exercise their option to purchase additional shares of our common stock in full.

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  Concurrently with this offering, we will sell            shares of our common stock in a private placement to iStar at the initial public offering price per share in this offering. The exact number of shares purchased by iStar in the concurrent iStar placement will be equal to 5.3% of the total number of shares of common stock sold to public investors in this offering.

  •
  We will contribute the net proceeds from this offering and the concurrent iStar placement to our operating partnership in exchange for             operating partnership units (or            operating partnership units if the underwriters exercise their option to purchase up to an additional            shares of our common stock in full).

  •
  We will distribute $170 million of the net proceeds from this offering and the concurrent iStar placement to iStar, which iStar will use to repay in full the iStar credit facility, following which the facility will be terminated.

  •
  Concurrently with the completion of this offering, we expect to enter into a $            million revolving credit facility from lenders that will include affiliates of certain of the underwriters of this offering. We expect to use this revolving credit facility to, among other things, fund the acquisition and origination of investments, general business purposes and working capital. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness to be Outstanding Upon Completion of This Offering."

  •
  We will adopt our 2016 equity incentive plan to provide equity incentive opportunities to members of our manager's management team and employees who perform services for us, our independent directors, advisers, consultants and other personnel. See "Management—Equity Incentive Plan" for further details.

Consequences of This Offering, the Concurrent iStar Placement and the Formation Transactions

              Upon completion of this offering, the concurrent iStar placement and the formation transactions (all amounts are based on the mid-point of the initial public offering price range set forth on the cover page of this prospectus):

  •
  Our operating partnership will directly or indirectly own 100% of the properties in our portfolio.

  •
  Purchasers of shares of our common stock in this offering are expected to own            % of the outstanding shares of our common stock. If the underwriters exercise their option to purchase an additional            shares of our common stock in full, purchasers of shares of our common stock in this offering will own             % of the outstanding shares of our common stock.

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  iStar will own            % of the outstanding shares of our common stock. If the underwriters exercise their option to purchase an additional            shares of our common stock in full, iStar will own            % of the outstanding shares of our common stock.

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  We will contribute the net proceeds from this offering and the concurrent iStar placement to our operating partnership in exchange for             operating partnership units (or            operating partnership units if the underwriters exercise their option to purchase up to an additional            shares of our common stock in full).

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  We will own 100% of the operating partnership units.

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  We expect to have no indebtedness outstanding, and we expect to have approximately $            of borrowing capacity under our new revolving credit facility.

Benefits to Related Parties

              Upon completion of this offering, the concurrent iStar placement and the formation transactions, iStar and our directors and executive officers will receive material benefits, including the following (all amounts are based on the mid-point of the initial public offering price range set forth on the front cover page of this prospectus):

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  iStar will have received            shares of our common stock and the $170 million cash distribution described below in consideration of its sale of the initial portfolio to us.

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  iStar will have purchased            shares of our common stock in the concurrent iStar placement at the same price as the initial public offering price per share in this offering.

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  iStar will have entered into the $170 million iStar credit facility, secured by its interest in us, and iStar intends to use the net proceeds from the facility to make investments and for working capital.

  •
  $170 million of the net proceeds from this offering and the concurrent iStar placement will be distributed to iStar and used by iStar to repay all outstanding indebtedness under the iStar credit facility. The iStar credit facility will then be terminated.

  •
  We will enter into the management agreement with our manager, a wholly-owned subsidiary of iStar, pursuant to which our manager will be entitled to fees for its services.

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  We intend to enter into indemnification agreements with our directors and executive officers providing for the indemnification by us for certain liabilities and expenses incurred as a result of actions brought, or threatened to be brought, against (i) our directors and executive officers and (ii) our executive officers who are former members, managers, stockholders, directors, limited partners, general partners, officers or controlling persons of our predecessor in their capacities as such.

  •
  We intend to enter into a registration rights agreement with iStar with respect to resales of shares of our common stock received as consideration for the sale of the initial portfolio to us, shares received in the concurrent iStar placement and shares to be received as management fees under the management agreement.

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  In connection with the formation transactions, the concurrent iStar placement, and the formation transactions, we will grant a waiver from the ownership limit contained in our charter to iStar to own up to            % of the outstanding shares our common stock in the aggregate.

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  We will adopt our 2016 equity incentive plan to provide equity incentive opportunities to members of our manager's management team and employees who perform services for us, our independent directors, advisers, consultants and other personnel. See "Management—Equity Incentive Plan" for further details.

 POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

              The following is a discussion of certain of our investment, financing and other policies. These policies have been determined by our board of directors and, in general, may be amended and revised from time to time at the discretion of our board of directors without notice to or a vote of our stockholders.

Investment Policies

Investment in Real Estate or Interests in Real Estate

              We will conduct substantially all of our investment activities through our operating partnership and its affiliates. Our primary investment objective is to enhance stockholder value by increasing cash flow from our operations. For a discussion of our initial portfolio and our acquisition, origination and other strategic objectives, see "Business and Properties."

              We expect to pursue our primary investment objective primarily through the ownership, directly or indirectly, by our operating partnership of the initial portfolio and future investments. Future investment activities will not be limited to any geographic area or to a specified percentage of our assets. While we may diversify in terms of property type, geography, tenant and lease term, we do not have any limit on the amount or percentage of our assets that may be invested in any one of the foregoing categories. We intend to engage in such future investment activities in a manner that is consistent with our qualification and maintenance of our qualification as a REIT for U.S. federal income tax purposes. We do not have a specific policy to acquire assets primarily for capital gain or primarily for income. In addition, we may purchase, lease and/or finance ground net lease assets for long-term investment, or sell such assets, in whole or in part, when circumstances warrant.

              We may also participate with third parties in joint ventures or other types of co-ownership, if we determine that doing so would be the most effective means of raising capital. We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies. We also may acquire real estate or interests in real estate in exchange for the issuance of common stock, operating partnership units, preferred stock or options to purchase stock.

              Investments may be subject to existing mortgage financing and other indebtedness or to new indebtedness which may be incurred in connection with acquiring or refinancing these investments, and we expect to have corporate level indebtedness through credit facilities and debt securities. Principal of and interest on our debt will have a priority over any dividends and any liquidation amounts with respect to our common stock. Investments are also subject to our policy not to be treated as an investment company under the 1940 Act.

Investments in Real Estate Mortgages

              Our current portfolio consists primarily of, and our business objectives emphasize, equity investments in real estate. We may also finance GNL transactions in the future and invest in mortgages or deeds of trust. Debt investments run the risk that one or more borrowers may default under the debt and the collateral securing the debt may not be sufficient to enable us to recoup our full investment. See "Risk Factors—Risks Related to Our Portfolio and Our Business—Loans that we make to GNL owners will be subject to delinquency, foreclosure and loss, which could result in losses to us."

Investments in Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

              Subject to our qualification as a REIT, we may invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities. We do not currently have any policy limiting the types of entities in which we may invest or the proportion of assets to be so invested, whether through acquisition of an entity's common stock, limited liability or partnership interests, interests in another REIT or entry into a joint venture. We intend to invest primarily in entities that own real estate and provide GNL capital. We have no current plans to make material investments entities that are not engaged in real estate activities. Our business objectives are to enhance stockholder value by increasing cash flow from operations, acquire and originate target investments and provide cash distributions and long-term capital appreciation to our stockholders through increases in the value of our company. We have not established a specific policy regarding the relative priority of the foregoing objectives.

Investment in Other Securities

              Other than as described above, we do not intend to invest in any additional securities such as loans, bonds, preferred stock or common stock.

Disposition Policies

              We may from time to time dispose of investments if, based upon our manager's and our board's periodic review of our portfolio, we determine such action would be in our best interest. In addition, we may elect to enter into joint ventures or other types of co-ownership with respect to properties that we own, either in connection with acquiring interests in other properties (as discussed above in "—Investment Policies—Investment in Real Estate or Interests in Real Estate") or from investors to raise equity capital.

Financing Policies

              We expect to utilize leverage. Our current strategy is to target overall leverage at an amount that is approximately 25% of the aggregate Combined Property Value of our portfolio, but not to exceed a ratio of 2:1 relative to our total equity. However, our organizational documents do not limit the amount of indebtedness that we may incur. We anticipate that our manager, under the supervision of our board of directors, will consider a number of factors in evaluating our level of indebtedness from time to time, as well as the amount of such indebtedness that will be either fixed or floating rate. We expect to have no indebtedness outstanding and approximately $             million of available borrowing capacity under our new revolving credit facility upon the completion of this offering, the concurrent iStar placement and the formation transactions. Our overall leverage will depend on our mix of investments and the cost of leverage. Our board of directors may from time to time modify our leverage policies in light of the then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general market conditions for debt and equity issuances, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors.

              To the extent our board of directors determines to obtain additional capital, we may, without stockholder approval, borrow funds or issue debt or equity securities, including additional operating partnership units, retain earnings (subject to the distribution requirements applicable to REITs under the Code) or pursue a combination of these methods. As long as our operating partnership is in existence, the proceeds of all equity capital raised by us will be contributed to our operating partnership in exchange for additional interests in our operating partnership, which will dilute the ownership interests of the then existing limited partners in our operating partnership.

Conflict of Interest Policies

              Conflicts of interest may exist or could arise in the future with iStar and its affiliates, including our manager, our officers and/or directors who are also officers and/or directors of iStar, and any limited partner of our operating partnership. Conflicts may include, without limitation: conflicts arising from the enforcement of agreements between us and iStar or our manager; conflicts in the amount of time that officers and employees of our manager will spend on our affairs versus iStar's other affairs; conflicts in future transactions that we may pursue with iStar; and conflicts in pursuing transactions that could be structured as either a GNL or as another type of transaction that is within iStar's investment focus. Upon completion of this offering, the concurrent iStar placement and the formation transactions, iStar will own approximately        % of the outstanding shares of our common stock. Two directors of iStar will also serve on our board of directors, including Jay Sugarman, who is the chief executive officer of iStar and our chief executive officer. Our manager is a wholly-owned subsidiary of iStar. As a result of the foregoing relationships, iStar will have significant influence over us. We will enter into an exclusivity agreement with iStar with respect to GNL opportunities in an effort to mitigate certain potential conflicts with iStar. See "Our Manager and the Management Agreement—Exclusivity."

              Our directors and officers have duties to our company under applicable Maryland law in connection with their management of our company. At the same time, we have fiduciary duties, as a general partner, to our operating partnership and to the limited partners under Delaware law in connection with the management of our operating partnership. Our duties as a general partner to our operating partnership and its partners may come into conflict with the duties of our directors and officers to our company. Unless otherwise provided for in the relevant partnership agreement, Delaware law generally requires a general partner of a Delaware limited partnership to adhere to fiduciary duty standards under which it owes its limited partners the highest duties of loyalty and care and which generally prohibits such general partner from taking any action or engaging in any transaction as to which it has a conflict of interest. The limited partners of our operating partnership have agreed that in the event of such a conflict, we will fulfill our fiduciary duties to such limited partners by acting in the best interests of our company.

              Additionally, the operating partnership agreement expressly limits our liability by providing that neither the general partner of the operating partnership, nor any of its directors or officers, will be liable or accountable in damages to our operating partnership, the limited partners or assignees for errors in judgment, mistakes of fact or law or for any act or omission if we, or such director or officer, acted in good faith. In addition, our operating partnership is required to indemnify us, our affiliates and each of our respective officers, directors and employees and any person we may designate from time to time in our sole and absolute discretion, including present and former members, managers, stockholders, directors, limited partners, general partners, officers or controlling persons of our predecessor, to the fullest extent permitted by applicable law against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys' fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the operating partnership, provided that our operating partnership will not indemnify such person for (i) willful misconduct or a knowing violation of the law, (ii) any transaction for which such person received an improper personal benefit in violation or breach of any provision of the operating partnership agreement, or (iii) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful.

              The provisions of Delaware law that allow the common law fiduciary duties of a general partner to be modified by an operating partnership agreement have not been resolved in a court of law, and we have not obtained an opinion of counsel covering the provisions set forth in the operating partnership agreement that purport to waive or restrict our fiduciary duties that would be in effect under common law were it not for the operating partnership agreement.

              Our charter and bylaws do not restrict any of our directors, officers, stockholders or affiliates from having a pecuniary interest in an investment or transaction that we have an interest in or from conducting, for their own account, business activities of the type we conduct. We have, however, adopted certain policies designed to eliminate or minimize certain potential conflicts of interest.

Specifically, we will adopt a code of business conduct and ethics that prohibits conflicts of interest between our officers, employees and directors on the one hand, and our company on the other hand, except in compliance with the policy. Our code of business conduct and ethics will state that a conflict of interest exists when a person's private interest interferes with our interest. For example, a conflict of interest will arise when any of our employees, officers or directors or any immediate family member of such employee, officer or director receives improper personal benefits as a result of his or her position with us. Our code of business conduct and ethics will also limit our employees, officers and directors from engaging in any activity that is competitive with the business activities and operations of our company, except as disclosed in this prospectus. In addition, our code of business conduct and ethics will also restrict the ability of our employees, officers and directors to participate in a joint venture, partnership or other business arrangement with us, except in compliance with the policy. Waivers of our code of business conduct and ethics will be required to be disclosed in accordance with NYSE and SEC requirements. In addition, we will adopt corporate governance guidelines to assist our board of directors in the exercise of its responsibilities and to serve our interests and those of our stockholders. However, we cannot assure you these policies or provisions of law will always succeed in eliminating the influence of such conflicts. If they are not successful, decisions could be made that might fail to reflect the best interest of all stockholders.

Policies with Respect to Other Activities

              We have authority to offer common stock, operating partnership units, preferred stock, options to purchase stock or other securities in exchange for property, repurchase or otherwise acquire our common stock or other securities in the open market or otherwise, and we may engage in such activities in the future. As described in "Description of the Partnership Agreement of Safety Income and Growth Operating Partnership LP," we expect, but are not obligated, to issue common stock to holders of operating partnership units upon exercise of their redemption rights. Except in connection with our organization, the formation transactions, this offering and the concurrent iStar placement, we have not issued common stock, units or any other securities in exchange for property or any other purpose, although, as discussed above in "—Investment Policies—Investment in Real Estate or Interests in Real Estate," we may elect to do so. Our board of directors has no present intention of causing us to repurchase any common stock, although we may do so in the future. We may issue preferred stock from time to time, in one or more classes or series, as authorized by our board of directors without the need for stockholder approval. See "Description of Securities." We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers other than our operating partnership and do not intend to do so. At all times, we intend to make investments in a manner consistent with our qualification as a REIT unless our board of directors determines that it is no longer in our best interest to qualify as a REIT. We have not made any loans to third parties, although we may make loans to third parties in the future, including, without limitation, to joint ventures in which we participate. We intend to make investments in such a way that we will not be treated as an investment company under the 1940 Act.

Reporting Policies

              We intend to make available to our stockholders our annual reports, including our audited financial statements. After this offering, we will become subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we will be required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

DESCRIPTION OF THE PARTNERSHIP AGREEMENT OF SAFETY INCOME AND GROWTH OPERATING PARTNERSHIP LP

              The following is a summary of the material provisions of the Agreement of Limited Partnership of Safety Income and Growth Operating Partnership LP, which we refer to as the partnership agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. The following description does not purport to be complete and is subject to and qualified in its entirety by reference to applicable provisions of the Delaware Revised Uniform Limited Partnership Act, as amended, and the operating partnership agreement. See "Where You Can Find More Information." For the purposes of this section, references to the "general partner" refer to Safety Income and Growth REIT.

General

              Safety Income and Growth Operating Partnership LP, our operating partnership, is a Delaware limited partnership that was formed on October 17, 2016. Our company is the sole general partner of our operating partnership. Pursuant to the operating partnership agreement, we have, subject to certain protective rights of limited partners described below, full, exclusive and complete responsibility and discretion in the management and control of our operating partnership, including the ability to cause our operating partnership to enter into certain major transactions, including a merger of our operating partnership or a sale of substantially all of the assets of our operating partnership. The limited partners have no power to remove the general partner without the general partner's consent.

              We may not conduct any business without the consent of a majority of the limited partners other than in connection with the ownership, acquisition and disposition of partnership units, the management of the business of our operating partnership, our operation as a reporting company with a class of securities registered under the Exchange Act, the offering, sale syndication, private placement or public offering of stock, bonds, securities or other interests, financing or refinancing of any type related to our operating partnership or its assets or activities and such activities as are incidental to those activities discussed above. In general, we must contribute any assets or funds that we acquire to our operating partnership in exchange for additional operating partnership units. We may, however, in our sole and absolute discretion, from time to time hold or acquire assets in our own name or otherwise other than through our operating partnership so long as we take commercially reasonable measures that the economic benefits and burdens of such assets are otherwise vested in our operating partnership. We and our affiliates may also engage in any transactions with our operating partnership on such terms as we may determine in our sole and absolute discretion.

              We are not liable under the operating partnership agreement to our operating partnership or to any partner for monetary damages for losses sustained, liabilities incurred, or benefits not derived by limited partners in connection with such decisions, provided that we have acted in good faith.

              Upon completion of this offering, the concurrent iStar placement and the formation transactions, we expect that substantially all of our business activities, including all activities pertaining to the acquisition and operation of properties, will be conducted through our operating partnership, and that our operating partnership will be operated in a manner that will enable us to satisfy the requirements for qualification as a REIT.

Operating Partnership Units

              Interests in our operating partnership are denominated in units of limited partnership interest. Following this offering, the concurrent iStar placement and the formation transactions, our operating partnership will have one class of limited partnerships interests, which will be operating partnership units.

Management Liability and Indemnification

              Neither we nor our directors and officers are liable to our operating partnership, the limited partners or assignees for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission, so long as such person acted in good faith. The operating partnership agreement provides for indemnification of us, our affiliates and each of our respective officers, directors, employees and any persons we may designate from time to time in our sole and absolute discretion, including present and former members, managers, stockholders, directors, limited partners, general partners, officers or controlling persons of our predecessor, to the fullest extent permitted by applicable law against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys' fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the operating partnership, provided that our operating partnership will not indemnify such person, for (i) willful misconduct or a knowing violation of the law, (ii) any transaction for which such person received an improper personal benefit in violation or breach of any provision of the operating partnership agreement, or (iii) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful, as set forth in the operating partnership agreement (subject to the exceptions described below under "—Fiduciary Responsibilities").

Fiduciary Responsibilities

              Our directors and officers have duties under applicable Maryland law to manage us in a manner consistent with our best interests. At the same time, the general partner of our operating partnership has fiduciary duties to manage our operating partnership in a manner beneficial to our operating partnership and its partners. Our duties as the general partner to our operating partnership and its limited partners, therefore, may come into conflict with the duties of our directors and officers to us and our stockholders. We will be under no obligation to give priority to the separate interests of the limited partners of our operating partnership in deciding whether to cause the operating partnership to take or decline to take any actions. If there is a conflict between the interests of our stockholders on one hand and the limited partners on the other, we will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners. The operating partnership agreement requires limited partners of our operating partnership to agree that in the event of a conflict in the duties owed by our directors and officers to us and the fiduciary duties owed by us, in our capacity as general partner of our operating partnership, to such limited partners, we will fulfill our fiduciary duties to such limited partners by acting in the best interests of our company.

LTIP Units

              Our operating partnership is authorized to issue LTIP units to our independent directors, executive officers and other employees. These LTIP units will be subject to certain vesting requirements. In general, LTIP units are a class of partnership units in our operating partnership and will receive the same quarterly per unit profit distributions as the other outstanding units in our operating partnership. The rights, privileges, and obligations related to each series of LTIP units will be established at the time the LTIP units are issued. As profits interests, LTIP units initially will not have full parity, on a per unit basis, with our operating partnership's common units with respect to liquidating distributions. Upon the occurrence of specified events, LTIP units can over time achieve full parity with operating partnership common units and therefore accrete to an economic value for the holder equivalent to operating partnership units. If such parity is achieved, vested LTIP units may be converted on a one-for-one basis into operating partnership common units, which in turn are redeemable by the holder for cash or, at our election, exchangeable for shares of our common stock on a one-for-one basis. However, there are circumstances under which LTIP units will not achieve parity with operating partnership common units, and until such parity is reached, the value that a participant could realize for a given number of LTIP units will be less than the value of an equal number of shares of our common stock and may be zero.

Distributions

              The operating partnership agreement provides that we, may cause our operating partnership to make quarterly (or more frequent) distributions of all, or such portion as we may, in our sole and absolute discretion, determine, of available cash (which is defined to be cash available for distribution as determined by our general partner) (i) first, with respect to any operating partnership units that are entitled to any preference in accordance with the rights of such operating partnership unit (and, within such class, pro rata according to their respective percentage interests) and (ii) second, with respect to any operating partnership units that are not entitled to any preference in distribution (including LTIP units), in accordance with the rights of such class of operating partnership unit (and, within such class, pro rata in accordance with their respective percentage interests).

Allocations of Net Income and Net Loss

              During all times that our operating partnership is treated as a partnership for U.S. federal income tax purposes, net income and net loss of our operating partnership are determined and allocated with respect to each fiscal year of our operating partnership as of the end of the year. In addition, except as otherwise provided in the operating partnership agreement, an allocation of a share of net income or net loss is treated as an allocation of the same share of each item of income, gain, loss or deduction that is taken into account in computing net income or net loss. Except as otherwise provided in the operating partnership agreement, net income and net loss are allocated to the holders of operating partnership units holding the same class or series of operating partnership units in accordance with their respective percentage interests in the class or series at the end of each fiscal year. In particular, upon the occurrence of certain specified events, our operating partnership will revalue its assets and any net increase in valuation will be allocated first to the holders of LTIP units to equalize the capital accounts of such holders with the capital accounts of operating partnership units. See "Management—Equity Incentive Plan." The operating partnership agreement contains provisions for special allocations intended to comply with certain regulatory requirements, including the requirements of Treasury Regulations Sections 1.704-1(b) and 1.704-2. Except as otherwise required by the operating partnership agreement or the Code and the Treasury Regulations, each operating partnership item of income, gain, loss and deduction is allocated among the limited partners of our operating partnership for U.S. federal income tax purposes in the same manner as its correlative item of book income, gain, loss or deduction is allocated pursuant to the operating partnership agreement. In addition, under Section 704(c) of the Code, items of income, gain, loss and deduction with respect to appreciated or depreciated property which is contributed to a partnership, such as our operating partnership, in a tax-free transaction must be specially allocated among the partners in such a manner so as to take into account such variation between tax basis and fair market value. The operating partnership will allocate tax items to the holders of operating partnership units or taking into consideration the requirements of Section 704(c). See "Certain U.S. Federal Income Tax Considerations."

              We, as the general partner of the operating partnership, have the sole and absolute discretion to ensure that allocations of income, gain, loss and deduction of the operating partnership are in accordance with the interests of the partners as determined under the Code and all matters concerning allocations of tax items not expressly provided for in the operating partnership agreement may be determined by us in our sole and absolute discretion. In addition, we, as general partner of the operating partnership, may adopt such conventions and methods of accounting for determining asset values, basis and identities of partners for proper administration of the operating partnership and to preserve the uniformity of each series of operating partnership units that will be traded on the NYSE.

Redemption Rights

              After 12 months of becoming a holder of operating partnership units, each limited partner of our operating partnership will have the right, subject to the terms and conditions set forth in the operating partnership agreement, to require our operating partnership to redeem all or a portion of the operating partnership units held by such limited partner in exchange for a cash amount equal to the number of tendered operating partnership units multiplied by the market price of a share of our common stock (determined in accordance with, and subject to adjustment under, the terms of the operating partnership agreement), unless the terms of such operating partnership units or a separate agreement entered into between our operating partnership and the holder of such operating partnership units provide that they are not entitled to a right of redemption or provide for a shorter or longer period before such limited partner may exercise such right of redemption or impose conditions on the exercise of such right of redemption. On or before the close of business on the fifth business day after we receive a notice of redemption, we may, in our sole and absolute discretion, but subject to the restrictions on the ownership and transfer of our common stock imposed under our charter, elect to acquire some or all of the tendered operating partnership units from the tendering partner in exchange for shares of our common stock, based on an exchange ratio of one share of our common stock for each operating partnership unit (subject to anti-dilution adjustments provided in the operating partnership agreement). It is our current intention to exercise this right in connection with any redemption of operating partnership units.

Transferability of Operating Partnership Units; Extraordinary Transactions

              We will not be able to withdraw voluntarily from the operating partnership or transfer our interest in the operating partnership, including our limited partner interest, unless the transfer is (i) made in connection with any merger, consolidation or other combination in which, following the consummation of such transaction, the equity holders of the surviving entity are substantially identical to our stockholders, (ii) made to a qualified REIT subsidiary or entity that is disregarded as any entity separate from us for U.S. federal income tax purposes or (iii) otherwise expressly permitted under the operating partnership agreement. The operating partnership agreement permits us to engage in a merger, consolidation or other combination, or sale of substantially all of our assets, if:

  •
  we receive the consent of a majority in interest of the limited partners (excluding our company);

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  following the consummation of such transaction, substantially all of the assets of the surviving entity consist of operating partnership units; or

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  as a result of such transaction all limited partners will receive, or will have the right to receive, for each operating partnership unit an amount of cash, securities or other property equal in value to the greatest amount of cash, securities or other property paid in the transaction to a holder of one share of our common stock, provided that if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 50% of the outstanding shares of our common stock, each holder of operating partnership units shall be given the option to exchange its operating partnership units for the greatest amount of cash, securities or other property that a limited partner would have received had it exercised its redemption right (described above) and received shares of our common stock immediately prior to the expiration of the offer.

              With certain limited exceptions, the limited partners who own operating partnership units may not transfer their interests in our operating partnership, in whole or in part, without our prior written consent, which consent may be withheld in our sole and absolute discretion. Except with our consent to the admission of the transferee as a limited partner with respect to operating partnership units, no transferee of such units shall have any rights by virtue of the transfer other than the rights of an assignee, and will not be entitled to vote or effect a redemption with respect to such units in any matter presented to the limited partners for a vote. We, as general partner, will have the right to consent to the admission of a transferee of the interest of a limited partner with respect to operating partnership units, which consent may be given or withheld by us in our sole and absolute discretion. To the extent they are then listed on a national securities exchange, operating partnership units generally will be freely transferable, and any transferee of such units will be admitted to the partnership with respect to such units. Notwithstanding the foregoing, transfers of operating partnership units and admission of transferees to the partnership are subject to certain limitations described in the partnership agreement.

Issuance of Our Stock and Additional Partnership Interests

              Pursuant to the operating partnership agreement, upon the issuance of our stock other than in connection with a redemption of operating partnership units, we will generally be obligated to contribute or cause to be contributed the cash proceeds or other consideration received from the issuance to our operating partnership in exchange for, in the case of common stock, operating partnership common units or, in the case of an issuance of preferred stock, operating partnership preferred units with designations, preferences and other rights, terms and provisions that are substantially the same as the designations, preferences and other rights, terms and provisions of the preferred stock. In addition, we may cause our operating partnership to issue additional operating partnership units or other partnership interests and to admit additional limited partners to our operating partnership from time to time, on such terms and conditions and for such capital contributions as we may establish in our sole and absolute discretion, without the approval or consent of any limited partner, including: (i) upon the conversion, redemption or exchange of any debt, operating partnership units or other partnership interests or other securities issued by our operating partnership; (ii) for less than fair market value; or (iii) in connection with any merger of any other entity into our operating partnership.

Tax Matters

              Pursuant to the operating partnership agreement, during all times that our operating partnership is treated as a partnership for U.S. federal income tax purposes, the general partner is the tax matters partner of our operating partnership and has certain other rights relating to tax matters. Accordingly, as both the general partner and tax matters partner, we have authority to handle tax audits and to make tax elections under the Code, in each case, on behalf of our operating partnership. Our operating partnership is currently treated as an entity disregarded from its owner for U.S. federal income tax purposes.

Term

              The term of the operating partnership commenced on October 17, 2016 and will continue perpetually, unless earlier terminated in the following circumstances:

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  a final and non-appealable judgment is entered by a court of competent jurisdiction ruling that the general partner is bankrupt or insolvent, or a final and non-appealable order for relief is entered by a court with appropriate jurisdiction against the general partner, in each case under any federal or state bankruptcy or insolvency laws as now or hereafter in effect, unless, prior to the entry of such order or judgment, a majority in interest of the remaining outside limited partners agree in writing, in their sole and absolute discretion, to continue the business of the operating partnership and to the appointment, effective as of a date prior to the date of such order or judgment, of a successor general partner;

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  an election to dissolve the operating partnership made by the general partner in its sole and absolute discretion, with or without the consent of a majority in interest of the outside limited partners;

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  entry of a decree of judicial dissolution of the operating partnership pursuant to the provisions of the Delaware Revised Uniform Limited Partnership Act;

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  the occurrence of any sale or other disposition of all or substantially all of the assets of the operating partnership or a related series of transactions that, taken together, result in the sale or other disposition of all or substantially all of the assets of the operating partnership;

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  if determined by the general partner in its sole and absolute discretion, upon the redemption (or acquisition by the general partner) of all operating partnership units that the general partner has authorized other than those held by our company; or

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  the incapacity or withdrawal of the general partner, unless all of the remaining partners, in their sole and absolute discretion, agree in writing to continue the business of the operating partnership and to the appointment, effective as of a date prior to the date of such incapacity, of a substitute general partner.

Amendments to the Operating Partnership Agreement

              Amendments to the operating partnership agreement may only be proposed by the general partner. Generally, the operating partnership agreement may be amended with the general partner's approval and the approval of the limited partners holding a majority of all outstanding limited partner units (excluding limited partner units held by us or our subsidiaries). Certain amendments that would, among other things, have the following effects must be approved by each partner adversely affected thereby:

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  convert a limited partner's interest into a general partner's interest (except as a result of the general partner acquiring such interest);

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  modify the limited liability of a limited partner;

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  alter the rights of any partner to receive the distributions to which such partner is entitled (subject to certain exceptions);

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  alter or modify the redemption rights provided by the operating partnership agreement; or

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  alter or modify the provisions governing transfer of the general partner's partnership interest.

              Notwithstanding the foregoing, we will have the power, without the consent of the limited partners, to amend the operating partnership agreement as may be required to:

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  add to our obligations or surrender any right or power granted to us or any of our affiliates for the benefit of the limited partners;

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  reflect the admission, substitution, or withdrawal of partners or the termination of the operating partnership in accordance with the operating partnership agreement and to cause the operating partnership or the operating partnership's transfer agent to amend its books and records to reflect the operating partnership unit holders in connection with such admission, substitution or withdrawal;

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  reflect a change that is of an inconsequential nature or does not adversely affect the limited partners as such in any material respect, or to cure any ambiguity, correct or supplement any provision in the operating partnership agreement not inconsistent with the law or with other provisions, or make other changes with respect to matters arising under the operating partnership agreement that will not be inconsistent with the law or with the provisions of the operating partnership agreement;

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  satisfy any requirements, conditions, or guidelines contained in any order, directive, opinion, ruling or regulation of a U.S. federal or state agency or contained in U.S. federal or state law;

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  set forth or amend the designations, preferences, conversion or other rights, voting powers, duties restrictions, limitations as to distributions, qualifications or terms or conditions of redemption of any additional operating partnership units issued or established pursuant to the operating partnership agreement even if adverse to holders of such operating partnership units;

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  reflect such changes as are reasonably necessary for us to qualify, maintain or restore our qualification as a REIT, to satisfy the REIT requirements or to reflect the transfer of all or any part of a partnership interest among our company and any qualified REIT subsidiary or entity that is disregarded as an entity separate from us for U.S. federal income tax purposes;

  •
  modify either or both the manner in which items of net income or net loss are allocated or the manner in which capital accounts are computed (but only to the extent set forth in the operating partnership agreement, or to the extent required by the Code or applicable income tax regulations under the Code);

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  issue additional partnership interests;

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  reflect the admission, substitution, termination or withdrawal of the general partner and limited partners or an increase or decrease in either the general partner's or limited partner's DRO Amount (as defined in the operating partnership agreement) in accordance with the operating partnership agreement;

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  impose restrictions on the transfer of operating partnership units if the general partner of the operating partnership receives an opinion of counsel reasonably to the effect that such restrictions are necessary in order to comply with any U.S. federal or state securities laws or regulations applicable to the operating partnership or the operating partnership units; and

  •
  reflect any other modification to the operating partnership agreement as is reasonably necessary for the business or operations of the operating partnership or the general partner of the operating partnership and which does not otherwise require the consent of each partner adversely affected.

              Certain provisions affecting our rights and duties as general partner, either directly or indirectly (e.g., restrictions relating to certain extraordinary transactions involving us or the operating partnership), may not be amended without the approval of a majority of the limited partnership units (excluding limited partnership units held by us).

DESCRIPTION OF SECURITIES

              The following is a summary of the rights and preferences of our securities. While we believe the following description covers the material terms of our securities, the description does not purport to be complete and is subject to and is qualified in its entirety by reference to the MGCL and our charter and bylaws. We encourage you to read carefully this entire prospectus, our charter and bylaws and the other documents we refer to for a more complete understanding of our securities. Copies of our charter and bylaws are filed as exhibits to the registration statement of which this prospectus is a part. See "Where You Can Find More Information."

General

              Our charter provides that we may issue up to 400,000,000 shares of common stock, $0.01 par value per share, which we refer to herein as the common stock, and up to 50,000,000 shares of preferred stock, $0.01 par value per share. Our charter authorizes our board of directors to amend our charter from time to time to increase or decrease the aggregate number of authorized shares of stock or the number of shares of stock of any class or series that we have authority to issue without stockholder approval. As of the date of this prospectus, our sole holder of common stock is iStar. After giving effect to this offering, the concurrent iStar placement and the formation transactions,            shares of common stock (excluding any exercise of the underwriters' option to purchase additional shares of our common stock) and no shares of preferred stock will be issued and outstanding. Under Maryland law, stockholders are not generally liable for our debts or obligations solely as a result of their status as stockholders.

Shares of Common Stock

              All of the shares of common stock offered by this prospectus will be duly authorized, validly issued, fully paid and nonassessable. Subject to the preferential rights of any other class or series of our stock and to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, holders of shares of common stock are entitled to receive distributions on such shares of common stock out of assets legally available therefore if, as and when authorized by our board of directors and declared by us, and the holders of our shares of common stock are entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all our known debts and liabilities.

              Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock and except as may otherwise be specified in our charter, each outstanding share of common stock entitles the holder thereof to one vote on all matters on which the stockholders of common stock are entitled to vote, including the election of directors, and, except as provided with respect to any other class or series of stock, the holders of shares of common stock will vote together as a single class and will possess the exclusive voting power. There is no cumulative voting in the election of our directors, which means that the stockholders entitled to cast a majority of the votes of the outstanding shares of common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors. Directors are elected by a plurality of all the votes cast in the election of directors. Under a plurality voting standard, directors who receive the greatest number of votes cast in their favor are elected to the board of directors.

              Holders of shares of common stock have no preference, conversion, exchange, sinking fund or redemption rights, have no preemptive rights to subscribe for any securities of our company and generally have no appraisal rights unless our board of directors determines that appraisal rights apply, with respect to all or any such classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which holders of such shares would otherwise be entitled to exercise appraisal rights. Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock and except as otherwise provided in our charter, shares of common stock will have equal distribution, liquidation and other rights.

              Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge or consolidate with, or convert into, another entity, sell all or substantially all of its assets or engage in a share exchange unless the action is approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is specified in the corporation's charter. Our charter provides that these actions (other than certain amendments to the provisions of our charter related to the removal of directors, the restrictions on ownership and transfer of our stock and the vote required to amend these provisions) may be approved by a majority of all of the votes entitled to be cast on the matter.

Power to Reclassify Our Unissued Shares of Stock

              Our charter authorizes our board of directors to classify and reclassify any unissued shares of common or preferred stock into other classes or series of stock. Prior to the issuance of shares of each class or series, our board of directors is required by Maryland law and by our charter to set, subject to the provisions of our charter regarding restrictions on ownership and transfer of our stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each class or series. Therefore, our board of directors could authorize the issuance of shares of common or preferred stock with terms and conditions that may have the effect of delaying, deferring or preventing a change in control or other transaction that might involve a premium price for our shares of common stock or otherwise be in the best interest of our stockholders. No shares of preferred stock are presently outstanding, and we have no present plans to issue any shares of preferred stock.

Power to Increase or Decrease Authorized Shares of Common Stock and Issue Additional Shares of Common and Preferred Stock

              We believe the power of our board of directors to amend our charter from time to time to increase or decrease the number of authorized shares of stock, to issue additional authorized but unissued shares of common or preferred stock and to classify or reclassify unissued shares of common or preferred stock and thereafter to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series, as well as the additional shares of common stock, will be available for issuance without further action by our stockholders, unless such approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors does not intend to do so, it could authorize us to issue a class or series of stock that may, depending upon the terms of the particular class or series, delay, defer or prevent a change in control or other transaction that might involve a premium price for our shares of common stock or otherwise be in the best interest of our stockholders.

Restrictions on Ownership and Transfer

              In order for us to qualify as a REIT under the Code, our shares of stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. In addition, no more than 50% of the value of the outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of any taxable year (other than the first year for which an election to be a REIT has been made). To qualify as a REIT, we must satisfy other requirements as well. See "Certain U.S. Federal Income Tax Considerations—Requirements for Qualification—General."

              Our charter contains restrictions on the ownership and transfer of our shares of common stock and other outstanding shares of stock. The relevant sections of our charter provide that no person or entity may own, or be deemed to own, by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock (the common stock ownership limit), or 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of all classes and series of our capital stock (the aggregate stock ownership limit). We refer to the common stock ownership limit and the aggregate stock ownership limit collectively as the "ownership limits." A person or entity that, but for operation of the ownership limits or another restriction on ownership and transfer of our stock as described below, would beneficially own or be deemed to beneficially own, by virtue of the applicable constructive ownership provisions of the Code, shares of our stock and/or, if appropriate in the context, a person or entity that would have been the record owner of such shares of our stock is referred to as a "prohibited owner."

              The constructive ownership rules under the Code are complex and may cause shares of stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock or 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of all classes or series of our stock (or the acquisition of an interest in an entity that owns, actually or constructively, shares of our stock) by an individual or entity, could, nevertheless, cause that individual or entity, or another individual or entity, to own shares constructively in excess of the ownership limits.

              Our board of directors may, in its sole and absolute discretion and subject to the receipt of such certain representations, covenants and undertakings deemed reasonably necessary by the board, prospectively or retroactively, exempt a person from the ownership limits and establish an excepted holder limit for such person. However, our board of directors may not exempt any person whose ownership of our outstanding stock would result in our being "closely held" within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise would result in our failing to qualify as a REIT. In order to be considered by the board of directors for exemption, a person also must provide our board of directors with information and undertakings deemed satisfactory to our board of directors that such person does not own, actually or constructively, an interest in one of our tenants (or a tenant of any entity which we own or control) that would cause us to own beneficially or constructively more than a 9.9% interest in the tenant unless the amount of income derived by us from such tenant would not adversely affect our ability to qualify as a REIT. The person seeking an exemption must provide representations and undertakings to the satisfaction of our board of directors that it will not violate these restrictions. The person also must agree that any violation or attempted violation of these restrictions will result in the automatic transfer to a trust of the shares of stock causing the violation. As a condition of its waiver, our board of directors may require an opinion of counsel or IRS ruling satisfactory to our board of directors with respect to our qualification as a REIT.

              In connection with the waiver of the ownership limits, creating an excepted holder limit or at any other time, our board of directors may, in its sole and absolute discretion, from time to time increase or decrease the ownership limits subject to the restrictions in the paragraph above; provided, however, that the ownership limits may not be decreased or increased if, after giving effect to such decrease or increase, five or fewer persons could own or beneficially own in the aggregate, more than 49.9% in value of our shares then outstanding. Prior to the modification of the ownership limits, our board of directors may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure our qualification as a REIT. Reduced ownership limits will not apply to any person or entity whose percentage ownership in our shares of common stock or stock of all classes and series, as applicable, is in excess of such decreased ownership limits until such time as such person's or entity's percentage ownership of our common stock or stock of all classes and series, as applicable, equals or falls below the decreased ownership limits, but any further acquisition of shares of our common stock or stock of all classes and series, as applicable, in excess of such percentage ownership of our shares of common stock or total shares of stock will be in violation of the ownership limits.

              Our charter further prohibits:

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  any person from beneficially or constructively owning (taking into account applicable attribution rules under the Code) shares of our stock that would result in our being "closely held" under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT (including, without limitation, any person beneficially or constructively owning shares of our stock that would result in us owning (directly or indirectly) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income derived by us from such tenant would cause us to fail to satisfy any of the gross income requirements of Section 856(c) of the Code); and

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  any person from transferring our shares of stock if such transfer would result in our shares of stock being beneficially owned by fewer than 100 persons (determined, as a general matter, without reference to any attribution rules).

              Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limits or any of the foregoing restrictions on ownership and transfer will be required to give written notice immediately to us (or, in the case of a proposed or attempted acquisition, at least 15 days prior written notice to us) and provide us with such other information as we may request in order to determine the effect of such transfer on our qualification as a REIT.

              If any transfer of shares of our stock would result in shares of our stock being beneficially owned by fewer than 100 persons, such transfer will be null and void and the intended transferee will acquire no rights in such shares. In addition, if any purported transfer of shares of our stock or any other event would otherwise result in any person violating the ownership limits or such other limit established by our board of directors or in our being "closely held" under Section 856(h) of the Code or otherwise failing to qualify as a REIT, then generally that number of shares (rounded up to the nearest whole share) that would cause us to violate such restrictions will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us and the intended transferee will acquire no rights in such shares. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. Any dividend or other distribution paid to the prohibited owner, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for the benefit of the charitable beneficiary of the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limits, or our being "closely held" under Section 856(h) of the Code or otherwise failing to qualify as a REIT or the ownership and transfer restrictions described above, then our charter provides that the transfer of the shares will be null and void.

              Shares of stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price paid by the prohibited owner for the shares (or, in the event of a gift, devise or other such transaction, the last reported sales price reported on the NYSE (or other applicable exchange) on the day of the event which resulted in the transfer of such shares of stock to the trust) and (ii) the market price on the date we, or our designee, accepts such offer. We have the right to accept such offer until the trustee has sold the shares of our stock held in the trust pursuant to the clauses discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates, the trustee must distribute the net proceeds of the sale to the prohibited owner but the trustee may reduce the amount payable to the prohibited owner by the amount of dividends and other distributions which have been paid to the prohibited owner and are owed by the prohibited owner to the trustee. To the extent the prohibited owner would receive an amount for such shares that exceeds the amount that such prohibited owner would have been entitled to receive had the trustee sold the shares held in the trust to a third party, such excess shall be retained by the trustee for the benefit of the charitable beneficiary.

              If we do not buy the shares, the trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust, sell the shares to a person designated by the trustee who could own the shares without violating the ownership limitations set forth in the charter. Upon such sale, the trustee must distribute to the prohibited owner an amount equal to the lesser of (i) the price paid by the prohibited owner for the shares (or, in the event of a gift, devise or other such transaction, the last reported sales price reported on the NYSE (or other applicable exchange) on the day of the event which resulted in the transfer of such shares of stock to the trust) and (ii) the sales proceeds (net of commissions and other expenses of sale) received by the trustee for the shares. The trustee will reduce the amount payable to the prohibited owner by the amount of dividends and other distributions which have been paid to the prohibited owner and are owed by the prohibited owner to the trustee. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the beneficiary of the trust and any dividend or other distribution paid to trustee shall be held in trust for the charitable beneficiary. In addition, if, prior to discovery by us that shares of stock have been transferred to a trust, such shares of stock are sold by a prohibited owner, then such shares will be deemed to have been sold on behalf of the trust and to the extent that the prohibited owner received an amount for such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount will be paid to the trustee upon demand. The prohibited owner has no rights in the shares held by the trustee.

              The trustee will be designated by us and will be unaffiliated with us and with any prohibited owner. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the beneficiary of the trust, all dividends and other distributions paid by us with respect to the shares held in trust and may also exercise all voting rights with respect to the shares held in trust. These rights will be exercised for the exclusive benefit of the beneficiary of the trust. Any dividend or other distribution paid prior to our discovery that shares of stock have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee.

              Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority, at the trustee's sole discretion:

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  to rescind as void any vote cast by a prohibited owner prior to our discovery that the shares have been transferred to the trust; and

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  to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

              However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

              In addition, if our board of directors determine that a proposed transfer would violate the restrictions on ownership and transfer of our shares of stock set forth in our charter, our board of directors will take such action as it deems or they deem advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem the shares of stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

              Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of our stock, within 30 days after the end of each taxable year, is required to give us written notice, stating the stockholder's name and address, the number of shares of each class and series of our stock that the stockholder beneficially owns and a description of the manner in which the shares are held. Each such owner must provide us with such additional information as we may request in order to determine the effect of the stockholder's beneficial ownership on our qualification as a REIT and to ensure compliance with the ownership limits. In addition, each stockholder must provide us with such information as we may request in good faith in order to determine our qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

              Any certificates, or written statements of information delivered in lieu of certificates, representing shares of our stock will bear a legend referring to the restrictions described above.

              These restrictions on ownership and transfer will not apply if our board of directors determines that it is no longer in our best interests to qualify as a REIT or that compliance with such provisions is no longer required for REIT qualification.

              These ownership limits could delay, defer or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Listing

              We expect to apply and have our common stock listed on the NYSE under the symbol "SFTY."

Transfer Agent and Registrar

              We expect the transfer agent and registrar for our shares of common stock to be Computershare.

 CERTAIN PROVISIONS OF THE MARYLAND GENERAL CORPORATION LAW AND
OUR CHARTER AND BYLAWS

              The following is a summary of certain provisions of Maryland law applicable to us and of our charter and bylaws. For a complete description, we refer you to the MGCL and our charter and bylaws. This summary does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and our charter and bylaws. Copies of our charter and bylaws are filed as exhibits to the registration statement of which this prospectus is a part. See "Where You Can Find More Information."

Our Board of Directors

              Our charter and bylaws provide that the number of directors we have may be established by our board of directors but that the number may not be less than the minimum number required by the MGCL nor more than 15. Our charter and bylaws currently provide that, except as may be provided by the board of directors in setting the terms of any class or series of preferred stock, any vacancy may be filled by a majority of the remaining directors, even if the remaining directors do not constitute a quorum.

              Each of our directors is elected by our stockholders to serve until the next annual meeting and until his or her successor is duly elected and qualifies. Holders of shares of common stock will have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of common stock entitled to vote will be able to elect all of our directors at any annual meeting. Directors are elected by a plurality of all votes cast in the election of directors.

Removal of Directors

              Our charter provides that, subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, any director or the entire board of directors may be removed only for cause and only by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors. Cause means, with respect to any particular director, a conviction of a felony or a final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to us through bad faith or active and deliberate dishonesty.

Business Combinations

              Under the MGCL, certain "business combinations" (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested stockholder (defined generally as any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation's outstanding voting stock or an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding stock of the corporation) or an affiliate of such an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination must generally be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding voting stock of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation's common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. The board of directors may provide that its approval is subject to compliance with any terms and conditions determined by it.

              These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a board of directors prior to the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our board of directors has by resolution exempted business combinations between us and any other person and, consequently, the five-year prohibition and the supermajority vote requirements will not apply to business combinations between us and any person as described above. As a result, any person described above may be able to enter into business combinations with us that may not be in the best interest of our stockholders without compliance by our company with the supermajority vote requirements and other provisions of the statute.

              We cannot assure you our board of directors will not opt to be subject to such business combination provisions in the future. However, an alteration or repeal of the resolution described above will not have any effect on any business combinations that have been consummated or upon any agreements existing at the time of such modification or repeal. If our board of directors opts back into the business combination statute, the business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Control Share Acquisitions

              The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by the affirmative vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock in a corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of such shares in the election of directors: (i) a person who makes or proposes to make a control share acquisition; (ii) an officer of the corporation; or (iii) an employee of the corporation who is also a director of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquirer, or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (a) one-tenth or more but less than one-third; (b) one-third or more but less than a majority; or (c) a majority or more of all voting power. Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A "control share acquisition" means the acquisition, directly or indirectly, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions.

              A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and making an "acquiring person statement" as described in the MGCL), may compel the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders' meeting.

              If voting rights are not approved at the meeting or if the acquiring person does not deliver an "acquiring person statement" as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

              The control share acquisition statute does not apply to (i) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (ii) acquisitions approved or exempted by the charter or bylaws of the corporation.

              Our bylaws contain a provision exempting from the control share acquisition statute any acquisitions by any person of shares of our stock. There is no assurance that such provision will not be amended or eliminated at any time in the future.

Subtitle 8

              Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

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  a classified board;

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  a two-thirds vote requirement for removing a director;

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  a requirement that the number of directors be fixed only by vote of the directors;

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  a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of class of directors in which the vacancy occurred; and

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  a majority requirement for the calling of a special meeting of stockholders.

              We have not elected to be subject to any of the provisions of Subtitle 8. Moreover, our charter provides that, without the affirmative vote of a majority of the votes cast on the matter by our stockholders entitled to vote generally in the election of directors, we may not elect to be subject to any of the provisions of Subtitle 8.

Stockholder Rights Plan

              We do not have a stockholder rights plan and our board of directors has adopted a policy that our board may not adopt any stockholder rights plan unless the adoption of the plan has been approved by the affirmative vote of a majority of the votes cast on the matter by stockholders entitled to vote generally in the election of directors, except that our board of directors may adopt a stockholder rights plan without the prior approval of our stockholders if our board, in the exercise of its duties, determines that seeking prior stockholder approval would not be in our best interests under the circumstances then existing. The policy further provides that if a stockholder rights plan is adopted by our board without the prior approval of our stockholders, the stockholder rights plan will expire on the date of the first annual meeting of stockholders held after the first anniversary of the adoption of the plan, unless an extension of the plan is approved by our stockholders.

Meetings of Stockholders

              Pursuant to our bylaws, a meeting of our stockholders for the election of directors and the transaction of any business will be held annually at a date, time and place set by our board of directors beginning in 2018. The chairman of our board of directors, our chief executive officer or our board of directors may call a special meeting of our stockholders. Subject to the provisions of our bylaws, a special meeting of our stockholders will also be called by our secretary upon the written request of the stockholders entitled to cast a majority of all the votes entitled to be cast on any matter that may be properly considered at a meeting of stockholders and containing the information required in our bylaws.

Amendments to Our Charter and Bylaws

              Except for amendments to the provisions of our charter relating to the removal of directors, the restrictions on ownership and transfer of our shares of stock and the vote required to amend these provisions (each of which must be advised by our board of directors and approved by the affirmative vote of the stockholders entitled to cast not less than two-thirds of all the votes entitled to be cast on the matter), our charter generally may be amended only with the approval of our board of directors and the affirmative vote of the stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. However, our board of directors, without stockholder approval, has the power under our charter to amend our charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue, to authorize us to issue authorized but unissued shares of our common stock or preferred stock and to classify or reclassify any unissued shares of our common stock or preferred stock into one or more classes or series of stock and set the terms of such newly classified or reclassified shares. See "Description of Securities—Power to Reclassify Our Unissued Shares of Stock" and "—Power to Increase or Decrease Authorized Shares of Common Stock and Issue Additional Shares of Common and Preferred Stock."

              Our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

Dissolution of Our Company

              The dissolution of our company must be declared advisable by a majority of our entire board of directors and approved by the affirmative vote of the stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

Advance Notice of Director Nominations and New Business

              Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of other business to be considered by stockholders may be made only (i) pursuant to our notice of the meeting, (ii) by or at the direction of our board of directors or (iii) by a stockholder who is a stockholder of record as of the record date for the meeting, at the time of giving the notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on such other business and who has complied with the advance notice provisions set forth in our bylaws.

              With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of individuals for election to our board of directors may be made only (i) by or at the direction of our board of directors or (ii) provided that the meeting has been called in accordance with our bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record as of the record date for the meeting, at the time of giving the notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions set forth in our bylaws.

              The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Anti-Takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws

              Our charter and bylaws and Maryland law contain provisions that may delay, defer or prevent a change in control or other transaction that might involve a premium price for our shares of common stock or otherwise be in the best interest of our stockholders, including restrictions on ownership and transfer of our stock and advance notice requirements for director nominations and stockholder proposals. Likewise, if the provision in the bylaws opting out of the control share acquisition provisions of the MGCL were rescinded, if we were to opt into the business combination provisions of the MGCL, or if our stockholders were to approve our election to be subject to a classified board or other provisions of Subtitle 8, these provisions of the MGCL could have similar anti-takeover effects.

Interested Director and Officer Transactions

              Pursuant to the MGCL, a contract or other transaction between us and a director or between us and any other corporation or other entity in which any of our directors is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director's vote in favor thereof, if:

  •
  the fact of the common directorship or interest is disclosed or known to our board of directors or a committee of our board, and our board or committee authorizes, approves or ratifies the contract or transaction by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

  •
  the fact of the common directorship or interest is disclosed or known to our stockholders entitled to vote thereon, and the contract or transaction is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or corporation or other entity; or

  •
  the contract or transaction is fair and reasonable to us.

              Upon the completion of this offering, we intend to adopt a policy that requires all contracts and transactions between us or any of our subsidiaries, on the one hand, and any of our directors or executive officers or any entity in which such director or executive officer is a director or has a material financial interest, including iStar, on the other hand, to be approved by the affirmative vote of a majority of the disinterested directors, even if less than a quorum.

Exclusive Forum

              Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the U.S. District Court for the District of Maryland, Baltimore Division, is the sole and exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of any duty owed by any of our directors or officers or other employees us or our stockholders; (iii) any action asserting a claim against us or any of our directors or officers or other employees arising pursuant to any provision of the MGCL or our charter or bylaws; or (iv) any action asserting a claim against us or any or any of our directors or officers or other employees that is governed by the internal affairs doctrine.

Indemnification and Limitation of Directors' and Officers' Liability

              Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty that was established by a final judgment and was material to the cause of action. Our charter contains such a provision and eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.

              The MGCL requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

  •
  the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

  •
  the director or officer actually received an improper personal benefit in money, property or services; or

  •
  in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

              However, under the MGCL, a Maryland corporation may not indemnify a director or officer in a suit by or in the right of the corporation, in which the director or officer was adjudged liable to the corporation or in any proceeding charging improper personal benefit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the corporation or in its right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

              In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of:

  •
  a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

  •
  a written undertaking by the director or officer or on the director's or officer's behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

              Our charter and bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

  •
  any present or former director or officer who is made, or threatened to be made, a party to or witness in the proceeding by reason of his or her service in that capacity;

  •
  any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, member, manager or trustee of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise and who is made, or threatened to be made, a party to or witness in the proceeding by reason of his or her service in that capacity; or

  •
  any individual who served any predecessor of our company in a similar capacity, who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in such capacity.

              Our charter and bylaws also permit us, with the approval of our board of directors, to indemnify and advance expenses to any employee or agent of our company or a predecessor of our company.

              Upon completion of this offering, we intend to enter into indemnification agreements with each of our directors and executive officers providing for the indemnification by us for certain liabilities and expenses incurred as a result of actions brought, or threatened to be brought, against (i) our directors and executive officers and (ii) our executive officers who are former members, managers, stockholders, directors, limited partners, general partners, officers or controlling persons of our predecessor in their capacities as such. Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

REIT Qualification

              Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interests to continue to qualify as a REIT.

SHARES ELIGIBLE FOR FUTURE SALE

General

              Upon completion of this offering, the concurrent iStar placement and the formation transactions, we expect to have outstanding             shares of our common stock (            shares if the underwriters exercise their option to purchase additional shares of our common stock in full).

              Of these shares, the            shares of our common stock sold in this offering (            shares if the underwriters exercise their option to purchase additional shares of our common stock in full) will be freely transferable without restriction or further registration under the Securities Act, subject to the limitations on ownership and transfer set forth in our charter, except for any shares held by our "affiliates," as that term is defined by Rule 144 under the Securities Act. The            shares of our common stock issued to iStar in the concurrent iStar placement and the formation transactions and the            shares of our common stock granted to our independent directors when they join our board of directors will be "restricted shares" as defined in Rule 144 and may not be sold unless registered under the Securities Act or sold in accordance with any exemption from registration, including Rule 144.

              Prior to this offering, there has been no public market for our common stock. Trading of our common stock on the NYSE is expected to commence on the date of this prospectus. No prediction can be made as to the effect that future issuances or resales of shares, or the availability of shares for future issuances or resales, will have on the market price of our common stock from time to time. Issuances or resales of substantial amounts of our common stock (including shares of our common stock issued upon the exchange of operating partnership units or LTIP units that we may issue in the future), or the perception that such issuances or resales are occurring or may occur, could materially and adversely affect market price of our common stock. See "Risk Factors—Risks Related to This Offering—There has been no public market for our common stock prior to this offering and an active trading market may not develop or be sustained following this offering, which may cause the market price of our common stock to decline and make it difficult for investors to sell their shares" and "Description of the Partnership Agreement of Safety Income and Growth Operating Partnership LP—Transferability of Operating Partnership Units; Extraordinary Transactions."

Rule 144

              After giving effect to this offering, the            shares of our common stock issued to iStar in the concurrent iStar placement and the formation transactions and the            shares of our common stock granted to our independent directors will be "restricted" securities under the meaning of Rule 144 under the Securities Act, and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144.

              In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

              A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common stock or the average weekly trading volume of our common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us (which requires that we are current in our periodic reports under the Exchange Act).

Redemption/Exchange Rights

              Beginning on or after the date which is 12 months after the date of becoming a holder of operating partnership units, each limited partner of our operating partnership will have the right to require our operating partnership to redeem part or all of their operating partnership units for cash, or, at our election, to exchange for shares of our common stock, based upon the fair market value of an equivalent number of shares of our common stock at the time of the redemption, subject to the restrictions on ownership and transfer of our stock set forth in our charter and described under the section entitled "Description of Securities—Restrictions on Ownership and Transfer." See "Description of the Partnership Agreement of Safety Income and Growth Operating Partnership LP." We do not expect to have any outstanding operating partnership units at the closing of this offering, except operating partnership units owned by us.

Registration Rights

              Upon completion of this offering, the concurrent iStar placement and the formation transactions, we will enter into a registration rights agreement with iStar. Under the registration rights agreement, subject to certain limitations, not later than 12 months from the beginning of the first full calendar month following the completion of this offering, we will file one or more registration statements, which we refer to as the resale shelf registration statements, covering the resale of all shares of common stock issued or to be issued to iStar in the formation transactions, the concurrent iStar placement and under the management agreement. We have agreed to use our commercially reasonable efforts to cause each shelf registration statement to be declared effective within 120 days of filing, which we refer to as the shelf effective date. We have also agreed to provide iStar an unlimited number of "demand" registrations.

              We have also agreed to indemnify iStar against specified liabilities, including certain potential liabilities arising under the Securities Act, or to contribute to the payments iStar may be required to make in respect thereof. We have agreed to pay all of the expenses relating to the registration of such securities, including, without limitation, all registration, listing, filing and stock exchange or FINRA fees, all fees and expenses of complying with securities or "blue sky" laws, all printing expenses and all fees and disbursements of counsel and independent public accountants retained by us, but excluding underwriting discounts and commissions, any out-of-pocket expenses of iStar and any transfer taxes.

Lock-up Agreements and Other Contractual Restrictions on Resale

              We, our manager, our executive officers and directors and iStar have agreed not to sell or transfer any common stock or securities convertible into or exchangeable or exercisable for, or repayable with shares of our common stock (including operating partnership units) for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

  •
  offer, pledge, sell or contract to sell any common stock;

  •
  sell any option or contract to purchase any common stock;

  •
  purchase any option or contract to sell any common stock;

  •
  grant any option, right or warrant for the sale of any common stock;

  •
  lend or otherwise dispose of or transfer any common stock;

  •
  request or demand that we file a registration statement related to the common stock; or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or other agreement is to be settled by delivery of shares or other securities, in cash or otherwise.

              This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

              The following is a summary of certain U.S. federal income tax considerations relating to our qualification and taxation as a REIT and the acquisition, holding, and disposition of our common stock. For purposes of this section under the heading "Certain U.S. Federal Income Tax Considerations," references to "the company," "we," "our" and "us" mean only Safety Income and Growth REIT, Inc. and not its subsidiaries or other lower-tier entities, except as otherwise indicated. You are urged to both review the following discussion and to consult your tax advisor to determine the effects of ownership and disposition of our shares on your individual tax situation, including any state, local or non-U.S. tax consequences.

              This summary is based upon the Code, the regulations promulgated by the U.S. Treasury Department, or the Treasury Regulations, current administrative interpretations and practices of the IRS, (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings) and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this summary.

              This summary is also based upon the assumption that the operation of the company, and of its subsidiaries and other lower-tier and affiliated entities, will in each case be in accordance with its applicable organizational documents or partnership agreements. This summary does not discuss the impact that U.S. state and local taxes and taxes imposed by non-U.S. jurisdictions could have on the matters discussed in this summary. In addition, this summary assumes that stockholders hold our common stock as a capital asset, which generally means as property held for investment. This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular stockholder in light of the stockholder's investment or tax circumstances, or to stockholders subject to special tax rules, such as:

  •
  U.S. expatriates;

  •
  persons who mark-to-market our common stock;

  •
  subchapter S corporations;

  •
  U.S. stockholders, as defined below, whose functional currency is not the U.S. dollar;

  •
  financial institutions;

  •
  insurance companies;

  •
  broker-dealers;

  •
  regulated investment companies, or "RICs";

  •
  REITs;

  •
  holders who receive our common stock through the exercise of employee stock options or otherwise as compensation;

  •
  persons holding our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment;

  •
  persons subject to the alternative minimum tax provisions of the Code;

  •
  persons holding their interest through a partnership or similar pass-through entity;

  •
  persons holding a 10% or more (by vote or value) beneficial interest in us;

              and, except to the extent discussed below:

  •
  trusts and estates;

  •
  tax-exempt organizations; and

  •
  non-U.S. stockholders, as defined below.

              For purposes of this summary, a U.S. stockholder is a beneficial owner of our common stock who for U.S. federal income tax purposes is:

  •
  a citizen or resident of the U.S.;

  •
  a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

  •
  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  •
  any trust if (i) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a U.S. person.

              A non-U.S. stockholder is a beneficial owner of our common stock who is neither a U.S. stockholder nor an entity that is treated as a partnership or a disregarded entity for U.S. federal income tax purposes.

              If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our stock, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding our common stock should consult its tax advisor regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition of our stock by the partnership.

              THE U.S. FEDERAL INCOME TAX TREATMENT OF HOLDERS OF OUR COMMON STOCK DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE TAX CONSEQUENCES OF HOLDING OUR COMMON STOCK TO ANY PARTICULAR STOCKHOLDER WILL DEPEND ON THE STOCKHOLDER'S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF OUR COMMON STOCK.

Taxation of the Company

              We intend to elect and to qualify to be taxed as a REIT under the Code, commencing with our taxable year ending December 31, 2017. We believe we have been organized and we intend to operate in a manner that will allow us to qualify as a REIT under the Code commencing with our taxable year ending December 31, 2017.

              The law firm of Clifford Chance US LLP has acted as our counsel in connection with this offering. We will receive the opinion of Clifford Chance US LLP prior to effectiveness of the registration statement of which this prospectus forms a part to the effect that, commencing with our taxable year ending December 31, 2017, we will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT under the Code. The opinion of Clifford Chance US LLP will be based on various assumptions relating to our organization and operation, including that all factual representations and statements set forth in all relevant documents, records and instruments are true and correct, all actions described herein are completed in a timely fashion and that we will at all times operate in accordance with the method of operation described in our organizational documents and registration statement. Additionally, the opinion of Clifford Chance US LLP is conditioned upon factual representations and covenants made by our management regarding our organization, assets, and present and future conduct of our business operations and other items regarding our ability to meet the various requirements for qualification as a REIT, and assumes that such representations and covenants are accurate and complete and that we will take no action that could adversely affect our qualification as a REIT. Although we believe we will be organized and intend to operate so that we will qualify as a REIT commencing with our taxable year ending December 31, 2017, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances or applicable law, no assurance can be given by Clifford Chance US LLP or us that we will so qualify for any particular year. Clifford Chance US LLP will have no obligation to advise us or the holders of our common stock of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS or any court, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions. Clifford Chance US LLP's opinion does not foreclose the possibility that we may have to utilize one or more REIT savings provisions discussed below, which could require the payment of an excise or penalty tax (which could be significant in amount) in order to maintain REIT qualification.

              Qualification and taxation as a REIT depend on our ability to meet, on a continuing basis, through actual operating results, distribution levels, and diversity of stock ownership, various qualification requirements imposed upon REITs by the Code, the compliance with which will not be reviewed by Clifford Chance US LLP. In addition, our ability to qualify as a REIT depends in part upon the operating results, organizational structure and entity classification for U.S. federal income tax purposes of certain entities in which we invest. Our ability to qualify as a REIT for a particular year also requires that we satisfy certain asset and income tests during such year, some of which depend upon the fair market values of assets in which we directly or indirectly own an interest. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy such requirements for qualification and taxation as a REIT.

Taxation of REITs in General

              As indicated above, our qualification and taxation as a REIT for a particular year depend upon our ability to meet, on a continuing basis during such year, through actual results of operations, distribution levels, diversity of share ownership and various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under "—Requirements for Qualification—General." While we intend to operate so that we qualify as a REIT, no assurance can be given that the IRS will not challenge our qualification as a REIT, or that we will be able to operate in accordance with the REIT requirements in the future. See "—Failure to Qualify."

              Provided that we qualify as a REIT, we will generally be entitled to a deduction for dividends that we pay and therefore will not be subject to U.S. federal corporate income tax on our net taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the "double taxation" at the corporate and stockholder levels that generally results from investment in a corporation. Rather, income generated by a REIT generally is taxed only at the stockholder level upon a distribution of dividends by the REIT.

              Stockholders who are noncorporate U.S. stockholders are generally taxed on corporate dividends at a maximum rate of 20% (the same as long-term capital gains), thereby substantially reducing, though not completely eliminating, the double taxation that has historically applied to corporate dividends. With limited exceptions, however, ordinary dividends received by noncorporate U.S. stockholders from us or from other entities that are taxed as REITs are taxed at rates applicable to ordinary income, which are as high as 39.6%. Net operating losses, foreign tax credits and other tax attributes of a REIT generally do not pass through to the stockholders of the REIT, subject to special rules for certain items such as capital gains recognized by REITs. See "—Taxation of Stockholders."

              If we qualify as a REIT, we will nonetheless be subject to U.S. federal income tax as follows:

  •
  We will be taxed at regular corporate rates on any undistributed income, including undistributed net capital gains.

  •
  We may be subject to the "alternative minimum tax" on our items of tax preference, if any.

  •
  If we have net income from prohibited transactions, which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, as described below, such income will be subject to a 100% tax. See "—Requirements for Qualification—General—Prohibited Transactions," and "Foreclosure Property," below.

  •
  If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or leasehold as "foreclosure property," we may thereby avoid (i) the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), and (ii) the inclusion of any income from such property not qualifying for purposes of the REIT gross income tests discussed below, but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 35%).

  •
  If we fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a 100% tax on an amount equal to (i) the greater of (a) the amount by which we fail the 75% gross income test or (b) the amount by which we fail the 95% gross income test, as the case may be, multiplied by (ii) a fraction intended to reflect our profitability.

  •
  If we fail to satisfy any of the REIT asset tests, as described below, other than a failure of the 5% or 10% REIT assets tests that does not exceed a statutory de minimis amount as described more fully below, but our failure is due to reasonable cause and not due to willful neglect and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate (currently 35%) of the net income generated by the non-qualifying assets during the period in which we failed to satisfy the asset tests.

  •
  If we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a gross income or asset test requirement) and that violation is due to reasonable cause, we may retain our REIT qualification, but we will be required to pay a penalty of $50,000 for each such failure.

  •
  If we fail to distribute on an annual basis at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year and (iii) any undistributed taxable income from prior periods, or the "required distribution," we will be subject to a 4% non-deductible excise tax on the excess of the required distribution over the sum of (a) the amounts actually distributed (taking into account excess distributions from prior years), plus (b) retained amounts on which U.S. federal income tax is paid at the corporate level.

  •
  We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of our stockholders, as described below in "—Requirements for Qualification—General."

  •
  We may be subject to a 100% excise tax on some items of income and expense that are directly or constructively paid between us, our tenants and/or any TRSs if and to the extent that the IRS successfully adjusts the reported amounts of these items.

  •
  If we acquire appreciated assets from a subchapter C corporation (generally a corporation that is not a REIT, an RIC or an S corporation) in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, we will be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any of the assets during the 10-year period following our acquisition of the assets from the subchapter C corporation. The results described in this paragraph assume that the subchapter C corporation will not elect, in lieu of this treatment, to be subject to an immediate tax when we acquire the assets. Gain from the sale of property which we acquired in an exchange under Section 1031 (a like kind exchange) or 1033 (an involuntary conversion) of the Code is generally excluded from the application of this built-in gains tax. See "—Requirements for Qualification—General—Tax on Built-In Gains" below.

  •
  We may elect to retain and pay income tax on our net long-term capital gain. In that case, a stockholder would include the stockholder's proportionate share of our undistributed long-term capital gain (to the extent we make a timely designation of such gain to the stockholder) in the stockholder's income, would be deemed to have paid the tax that we paid on such gain, and would be allowed a credit for the stockholder's proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the stockholder's basis in our common stock. Stockholders that are U.S. corporations will also appropriately adjust their earnings and profits for the retained capital gain in accordance with Treasury Regulations to be promulgated.

  •
  We may have subsidiaries or own interests in other lower-tier entities that are taxable C corporations, the earnings of which could be subject to U.S. federal corporate income tax.

              In addition, we and our subsidiaries may be subject to a variety of taxes other than U.S. federal income tax, including payroll taxes and state, local, and foreign income, transfer, franchise, property and other taxes. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification—General

              The Code defines a REIT as a corporation, trust or association:

  (1)
  that is managed by one or more trustees or directors;

  (2)
  the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

  (3)
  that would be taxable as a domestic corporation but for the special Code provisions applicable to REITs;

  (4)
  that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

  (5)
  the beneficial ownership of which is held by 100 or more persons;

  (6)
  in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer "individuals" (as defined in the Code to include specified entities);

  (7)
  that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year that has not been terminated or revoked;

  (8)
  that has no earnings and profits from any non-REIT taxable year or as a successor to any subchapter C corporation at the close of any taxable year;

  (9)
  that uses the calendar year for U.S. federal income tax purposes; and

  (10)
  that meets other tests described below, including with respect to the nature of its income and assets and the amount of its distributions.

              The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) do not need to be satisfied for the first taxable year for which an election to become a REIT has been made. Our charter provides restrictions regarding the ownership and transfer of our shares, which are intended, among other purposes, to assist us in satisfying the share ownership requirements described in conditions (5) and (6) above. We intend to monitor the beneficial owners of our stock to ensure that conditions (5) and (6) will be met, but no assurance can be given that we will be successful in this regard. For purposes of condition (6), an "individual" generally includes a supplemental unemployment compensation benefit plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes, but does not include a qualified pension plan or profit sharing trust.

              To monitor compliance with the share ownership requirements, we are required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our stock in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include in gross income the dividends paid by us). A list of those persons failing or refusing to comply with this demand must be maintained as part of our records. Failure by us to comply with these record-keeping requirements could subject us to monetary penalties. If we satisfy these requirements and after exercising reasonable diligence would not have known that condition (6) is not satisfied, we will be deemed to have satisfied such condition. A stockholder that fails or refuses to comply with the demand is required by Treasury Regulations to submit a statement with the stockholder's tax return disclosing the actual ownership of the shares and other information.

              With respect to condition (8), we believe we will not initially have any earnings and profits from any non-REIT taxable year or as a successor to any subchapter C corporation.

              With respect to condition (9), we intend to adopt December 31 as our taxable year-end and thereby satisfy this requirement.

Effect of Subsidiary Entities

              Ownership of Partnership Interests.    In the case of a REIT that is a partner in a partnership (references herein to "partnership" include limited liability companies that are classified as partnerships for U.S. federal income tax purposes), such as our Operating Partnership at any time that our operating partnership has two or more partners for U.S. federal income tax purposes. Treasury

Regulations provide that the REIT is deemed to own its proportionate share of the partnership's assets and to earn its proportionate share of the partnership's gross income based on its pro rata share of capital interests in the partnership for purposes of the asset and gross income tests applicable to REITs, as described below. However, solely for purposes of the 10% value test described below, the determination of a REIT's interest in partnership assets will be based on the REIT's proportionate interest in any securities issued by the partnership, excluding, for these purposes, certain excluded securities as described in the Code. In addition, the assets and gross income of the partnership generally are deemed to retain the same character in the hands of the REIT. Thus, our proportionate share of the assets and items of income of partnerships in which we own an equity interest (including our interest in our operating partnership and its equity interests in any lower-tier partnerships), is treated as our assets and items of income for purposes of applying the REIT requirements described below. Consequently, to the extent that we directly or indirectly hold a preferred or other equity interest in a partnership, the partnership's assets and operations may affect our ability to qualify as a REIT, even though we may have no control, or only limited influence, over the partnership.

              As discussed in greater detail in "—Tax Aspects of Investments in Partnerships" below, an investment in a partnership involves special tax considerations. For example, it is possible that the IRS could treat a subsidiary partnership as a corporation for U.S. federal income tax purposes. In this case, the subsidiary partnership would be subject to entity-level tax and the character of our assets and items of gross income would change, possibly causing us to fail the requirements to qualify as a REIT. See "—Failure to Qualify" and "—Tax Aspects of Investments in Partnerships—Entity Classification" below. In addition, special rules apply in the case of appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership. In general terms, these rules require that certain items of income, gain, loss and deduction associated with the contributed property be allocated to the contributing partner for U.S. federal income tax purposes. These rules could adversely affect us, for example, by requiring that a lower amount of depreciation deductions be allocated to us, which in turn would cause us to have a greater amount of taxable income without a corresponding increase in cash and result in a greater portion of our distributions being taxed as dividend income. See "—Tax Aspects of Investments in Partnerships—Tax Allocations with Respect to Partnership Properties" below.

              Disregarded Subsidiaries.    If a REIT owns a corporate subsidiary that is a "qualified REIT subsidiary," that subsidiary is disregarded for U.S. federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT, including for purposes of the gross income and asset tests applicable to REITs as summarized below. A qualified REIT subsidiary is any corporation, other than a TRS, as described below under "—Taxable REIT Subsidiaries," that is wholly-owned by a REIT, or by other disregarded subsidiaries, or by a combination of the two. Single member limited liability companies that are wholly-owned by a REIT are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT gross income and asset tests. Disregarded subsidiaries, along with partnerships in which we hold an equity interest, are sometimes referred to herein as "pass-through subsidiaries."

              In the event that a disregarded subsidiary ceases to be wholly-owned by us—for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of us—the subsidiary's separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income tests applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the value or voting power of the outstanding securities of another corporation. See "—Gross Income Tests" and "—Asset Tests."

              Taxable REIT Subsidiaries.    A REIT generally may jointly elect with a subsidiary corporation, whether or not wholly-owned, to treat the subsidiary corporation as a TRS. The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for U.S. federal income tax purposes. Accordingly, such an entity would generally be subject to corporate U.S. federal, state, local income and franchise taxes on its earnings, which may reduce the cash flow generated by us and our subsidiaries in the aggregate, and our ability to make distributions to our stockholders. We intend to jointly elect with any TRS for each to be treated as a TRS. This will allow a TRS to invest in assets and engage in activities that could not be held or conducted directly by us without jeopardizing our qualification as a REIT or causing us to be subject to a 100% penalty tax on gains from "prohibited transactions." For example, where we acquire a commercial real estate property to create a GNL to be held by us and a leasehold interest that we will seek to sell to a third party, such leasehold interest may be held by a TRS so that a subsequent sale would not be treated as a prohibited transaction.

              For purposes of the gross income and asset tests applicable to REITs, a REIT is not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by the subsidiary is an asset in the hands of the REIT, and the REIT recognizes as income the dividends that it receives from the subsidiary. This treatment can affect the gross income and asset test calculations that apply to the REIT, as described below. Because a REIT does not include the assets and income of such subsidiary corporations in determining the REIT's compliance with the REIT requirements, such entities may be used by the parent REIT to undertake indirectly activities that a REIT, due to the requirements applicable to REITs, might otherwise not be able to undertake directly or through pass-through subsidiaries (or, if such activities could be undertaken, it would only be in a commercially unfeasible manner) such as, for example, activities that give rise to certain categories of income such as management fees. If dividends are paid to us by one or more TRSs we may own, then a portion of the dividends that we distribute to stockholders who are taxed at individual rates generally will be eligible for taxation at preferential qualified dividend income tax rates rather than at ordinary income rates. See "—Annual Distribution Requirements" and "—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders."

              Certain restrictions imposed on TRSs are intended to ensure that such entities will be subject to appropriate levels of U.S. federal income taxation. First, if a TRS has a debt to equity ratio as of the close of the taxable year exceeding 1.5 to 1, it may not deduct interest payments made in any year to an affiliated REIT to the extent that such payments exceed, generally, 50% of the TRS's adjusted taxable income for that year (although the TRS may carry forward to, and deduct in, a succeeding year the disallowed interest amount if the 50% test is satisfied in that year). In addition, if amounts are paid to a REIT or deducted by a TRS due to transactions between a REIT, its tenants and/or a TRS, that exceed the amount that would be paid to or deducted by a party in an arm's-length transaction, the REIT generally will be subject to an excise tax equal to 100% of such excess.

              Rents received by us that include amounts for services furnished by a TRS to any of our tenants will not be subject to the excise tax if such amounts qualify for the safe harbor provisions contained in the Code. Safe harbor provisions are provided where (i) amounts are excluded from the definition of impermissible tenant service income as a result of satisfying a 1% de minimis exception; (ii) a TRS renders a significant amount of similar services to unrelated parties and the charges for such services are substantially comparable; (iii) rents paid to us by tenants leasing at least 25% of the net leasable space at a property that are not receiving services from the TRS are substantially comparable to the rents paid to us by tenants leasing comparable space at such property and that are receiving such services from the TRS (and the charge for the services is separately stated); or (iv) the TRS's gross income from the service is not less than 150% of the TRS's direct cost of furnishing the service. To the extent we organize any TRS, we intend to structure transactions with any such TRS on terms that we believe are arm's length to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will, in all circumstances, be able to avoid the application of the 100% excise tax.

Gross Income Tests

              In order to satisfy the requirements for qualification as a REIT, we annually must satisfy two gross income tests. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in "prohibited transactions" and certain hedging and foreign currency transactions, must be derived from investments relating to real property or mortgages on real property, including "rents from real property," dividends received from and gain from the disposition of shares of other REITs, interest income derived from mortgage loans secured by real property (including certain types of mortgage-backed securities), and gains from the sale of real estate assets (other than income or gains with respect to debt instruments issued by public REITs that are not otherwise secured by real property), as well as income from certain kinds of temporary investments. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions and certain hedging and foreign currency transactions, must be derived from some combination of income that qualifies under the 75% income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property.

              For purposes of the 75% and 95% gross income tests, a REIT is deemed to have earned a proportionate share of the income earned by any partnership, or any limited liability company treated as a partnership for U.S. federal income tax purposes, in which it owns an interest, which share is determined by reference to its capital interest in such entity, and is deemed to have earned the income earned by any qualified REIT subsidiary.

              Rents received by us will qualify as "rents from real property" in satisfying the 75% gross income test described above only if several conditions are met, including the following. The rent must not be based in whole or in part on the income or profits of any person. However, an amount will not be excluded from rents from real property solely by reason of being based on a fixed percentage or percentages of receipts or sales or being based on the net income or profits of a tenant which derives substantially all of its income with respect to such property from subleasing of substantially all of such property, to the extent that the rents paid by the sublessees would qualify as rents from real property, if earned directly by us. If rent is partly attributable to personal property leased in connection with a lease of real property, the portion of the total rent that is attributable to the personal property will not qualify as rents from real property unless it constitutes 15% or less of the total rent received under the lease. Moreover, for rents received to qualify as rents from real property, we generally must not operate or manage the property or furnish or render certain services to the tenants of such property, other than through an "independent contractor" who is adequately compensated and from which we derive no income, or through a TRS. We are permitted, however, to perform services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant of the property. In addition, we may directly or indirectly provide non-customary services to tenants of our properties if the gross income from such services does not exceed 1% of the total gross income from the property for the relevant taxable year. In such a case, only the amounts for non-customary services are not treated as rents from real property and the provision of the services does not disqualify the rents from treatment as rents from real property. If, however, the gross income from such non-customary services exceeds this 1% threshold, none of the gross income derived from the property for the relevant property is treated as rents from real property. For purposes of this test, the gross income received from such non-customary services is deemed to be at least 150% of the direct cost of providing the services. Moreover, we are permitted to provide services to tenants through a TRS without disqualifying the rental income received from tenants as rents from real property. Also, rental income will qualify as rents from real property only to the extent it is not treated as "unrelated party rent," which generally includes rent from a tenant if we directly or indirectly (through application of certain constructive ownership rules) own, (i) in the case of any tenant which is a corporation, stock possessing 10% or more of the total combined voting power of all classes of stock entitled to vote, or 10% or more of the total value of shares of all classes of stock of such tenant, or (ii) in the case of any tenant which is not a corporation, an interest of 10% or more in the assets or net profits of such tenant. However, rental payments from a TRS will qualify as rents from real property even if we own more than 10% of the total value or combined voting power of the TRS if at least 90% of the property is leased to unrelated tenants and the rent paid by the TRS is substantially comparable to the rent paid by the unrelated tenants for comparable space.

              Unless we determine that the resulting non-qualifying income under any of the following situations, taken together with all other non-qualifying income earned by us in the taxable year, will not jeopardize our qualification as a REIT, we do not intend to:

  •
  charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage or percentages of receipts or sales, as described above;

  •
  rent any property to a related party tenant, including any TRS, unless the rent from the lease to the TRS would qualify for the special exception from the related party tenant rule applicable to certain leases with a TRS;

  •
  derive rental income attributable to personal property other than personal property leased in connection with the lease of real property, the amount of which is no more than 15% of the total rent received under the lease; or

  •
  directly perform services considered to be non-customary or rendered to the occupant of the property.

              We may receive distributions from a TRS or other C corporations that are neither REITs nor qualified REIT subsidiaries. These distributions will be classified as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any dividends received by us from a REIT, however, will be qualifying income for purposes of both the 95% and 75% gross income tests.

              Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test, as described above, to the extent that the obligation is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we acquired or originated the mortgage loan, then, subject to the exception described below, the interest income will be apportioned between the real property and the other property, and our income from the loan will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. For taxable years beginning after December 31, 2015, if a loan is secured by both real property and personal property and the fair market value of the personal property does not exceed 15% of the fair market value of all real and personal property securing the loan, the loan is treated as secured solely by the real property for purposes of these rules. Even if a loan is not secured by real property or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test. In certain cases, the terms of a negotiated GNL transaction may be determined to have a financing component pursuant to which we may be considered as receiving interest income. To the extent all or a portion of a GNL was treated as a financing for tax purposes, we believe such financing should be considered as secured by real property because of our ability to take back the leasehold interest upon default under the GNL, and therefore such treatment should not adversely impact our ability to satisfy the REIT gross income tests.

              To the extent that the terms of a loan provide for contingent interest that is based on the cash proceeds realized upon the sale of the property securing the loan, income attributable to the participation feature will be treated as gain from sale of the underlying property, which generally will be qualifying income for purposes of both the 75% and 95% gross income tests, provided that the property is not inventory or dealer property.

Hedging Transactions

              We may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swap agreements, interest rate cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury Regulations, any income from a hedging transaction we enter into (i) in the normal course of our business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which we clearly identify as specified in Treasury Regulations before the close of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of such a transaction, or (ii) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests which is clearly identified as such before the close of the day on which it was acquired, originated, or entered into, or (iii) primarily to manage risk with respect to a hedging transaction described in clause (i) or (ii) after the extinguishment of such borrowings or disposal of the asset producing such income that is hedged by the hedging transaction, provided, in each case, that the hedging transaction is clearly identified as such before the close of the day on which it was acquired, originated or entered into, will not constitute gross income for purposes of the 75% or 95% gross income test. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the 75% and 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT.

Failure to Satisfy the Gross Income Tests

              We intend to monitor our sources of income, including any non-qualifying income received by us, so as to ensure our compliance with the gross income tests. If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for the year if we are entitled to relief under applicable provisions of the Code. These relief provisions will generally be available if the failure of our company to meet these tests was due to reasonable cause and not due to willful neglect and, following the identification of such failure, we set forth a description of each item of our gross income that satisfies the gross income tests in a schedule for the taxable year filed in accordance with the Treasury Regulations. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If we fail to satisfy one or both of the gross income tests described above and these relief provisions are inapplicable to a particular set of circumstances involving us, we will not qualify as a REIT. As discussed above under "—Taxation of the Company—Taxation of REITs in General," even where these relief provisions apply, a tax would be imposed upon the profit attributable to the amount by which we fail to satisfy the particular gross income test, which could be significant in amount.

Asset Tests

              At the close of each calendar quarter we must also satisfy five tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of "real estate assets," cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property, such as land, buildings, leasehold interests in real property, stock of other

REITs, interests in mortgages secured by real property or by interests in real property, certain kinds of mortgage-backed securities and mortgage loans and debt instruments issued by publicly offered REITs, interests in obligations secured by both real property and personal property if the fair market value of the personal property does not exceed 15% of the total fair market value securing such mortgage, and personal property to the extent income from such personal property is treated as "rents from real property" because the personal property is rented in connection with a rental of real property and constitutes less than 15% of the aggregate property rented. Assets that do not qualify for purposes of the 75% asset test are subject to the additional asset tests described below.

              Second, the value of any one issuer's securities owned by us may not exceed 5% of the value of our total assets. Third, we may not own more than 10% of any one issuer's outstanding securities, as measured by either voting power or value. Fourth, the aggregate value of all securities of TRSs held by us may not exceed 25% of the value of our total assets (20% on tax years beginning after December 31, 2017). Fifth, the aggregate value of debt instruments issued by publicly offered REITs held by us that are not otherwise secured by real property may not exceed 25% of the value of our total assets.

              The 5% and 10% asset tests described above do not apply to securities of TRSs, qualified REIT subsidiaries or securities that are "real estate assets" for purposes of the 75% asset test described above. In addition, the 10% value test does not apply to certain "straight debt" and other excluded securities, as described in the Code including, but not limited to, any loan to an individual or estate, any obligation to pay rents from real property and any security issued by a REIT. For these purposes, (1) a REIT's interest as a partner in a partnership is not considered a security; (2) any debt instrument issued by a partnership (other than straight debt or another security that is excluded from the 10% value test) will not be considered a security issued by the partnership if at least 75% of the partnership's gross income is derived from sources that would qualify for the 75% gross income test; and (3) any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership to the extent of the REIT's interest as a partner in the partnership. For purposes of the 10% value test, "straight debt" means a written unconditional promise to pay on demand on a specified date a sum certain in money if (i) debt is not convertible, directly or indirectly, into stock, (ii) the interest rate and interest payment dates are not contingent on profits, the borrower's discretion, or similar factors other than certain contingencies relating to the timing and amount of principal and interest payments, as described in the Code and (iii) in the case of an issuer that is a corporation or a partnership, securities that otherwise would be considered straight debt will not be so considered if we, and any of our "controlled taxable REIT subsidiaries," as defined in the Code, hold any securities of the corporate or partnership issuer which (a) are not straight debt or other excluded securities (prior to the application of this rule), and (b) have an aggregate value greater than 1% of the issuer's outstanding securities (including, for the purposes of a partnership issuer, its interest as a partner in the partners).

              After initially meeting the asset tests at the close of a quarter, we will not lose our qualification as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire or increase our ownership interest in securities during a quarter, we can cure this failure by disposing of the non-qualifying assets within 30 days after the close of that quarter. If we fail the 5% asset test, the 10% vote test, or the 10% value test at the end of any quarter, and such failure is not cured within 30 days thereafter, we may dispose of sufficient assets (generally, within six months after the last day of the quarter in which our identification of the failure to satisfy those asset tests occurred) to cure the violation, provided that the non-permitted assets do not exceed the lesser of 1% of our assets at the end of the relevant quarter or $10,000,000. If we fail any of the other asset tests, or our failure of the 5% and 10% asset tests is in excess of the de minimis amount described above, as long as the failure was due to reasonable cause and not willful neglect, we are permitted to avoid disqualification as a REIT, after the 30-day cure period, by taking steps including the disposition of sufficient assets to meet the asset tests (generally within six months after the last day of the quarter in which our identification of the failure to satisfy the REIT asset test occurred), and paying a tax equal to the greater of $50,000 or 35% of the net income generated by the non-qualifying assets during the period in which we failed to satisfy the relevant asset test.

              We believe our holdings of GNLs and other assets will comply with the foregoing REIT asset requirements, and we intend to monitor compliance with such tests on an ongoing basis. There can be no assurance, however, that we will be successful in this effort. Moreover, the values of some of our assets, including securities of TRSs or other non-publicly traded investments, may not be susceptible to a precise determination and are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset tests. As an example, certain GNLs we enter into may, in certain circumstances, be determined to have a financing component. To the extent all or a portion of a GNL was treated as a loan for tax purposes, we believe such loan should be considered as secured by real property because of our ability to take back the leasehold interest upon default under the GNL, and therefore such treatment should not adversely impact our ability to satisfy the REIT asset tests. Accordingly, there can be no assurance that the IRS will not contend that our assets do not meet the requirements of the REIT asset tests.

Annual Distribution Requirements

              In order to qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to:

  •
  the sum of:

  •
  90% of our "REIT taxable income" (computed without regard to our deduction for dividends paid and our net capital gains), and

  •
  90% of the net income from foreclosure property (after tax) as described below, and recognized built-in gain, as discussed above, minus

  •
  the sum of specified items of non-cash income that exceeds a percentage of our income.

              These distributions must be paid in the taxable year to which they relate, or in the following taxable year if such distributions are declared in October, November or December of the taxable year, are payable to stockholders of record on a specified date in any such month, and are actually paid before the end of January of the following year. Such distributions are treated as both paid by us and received by each stockholder on December 31 of the year in which they are declared. In addition, at our election, a distribution for a taxable year may be declared before we timely file our tax return for the year, provided we pay such distribution with or before our first regular dividend payment after such declaration, provided that such payment is made during the 12-month period following the close of such taxable year. These distributions are taxable to our stockholders in the year in which paid, even though the distributions relate to our prior taxable year for purposes of the 90% distribution requirement.

              To the extent that we distribute at least 90%, but less than 100%, of our net taxable income, we will be subject to tax at ordinary corporate tax rates on the retained portion. In addition, we may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we would elect to have our stockholders include their proportionate share of such undistributed long-term capital gains in their income and receive a corresponding credit for their proportionate share of the tax paid by us. Our stockholders would then increase their adjusted basis in our stock by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their proportionate shares.

              If we fail to distribute on an annual basis at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year and (iii) any undistributed taxable income from prior periods, we will be subject to a nondeductible 4% excise tax on the excess of such amount over the sum of (a) the amounts actually distributed (taking into account excess distributions from prior periods) and (b) the amounts of income retained on which we have paid corporate income tax. We intend to distribute our net income to our stockholders in a manner that satisfies the REIT 90% distribution requirement and that protects us from being subject to U.S. federal income tax on our income and the 4% nondeductible excise tax.

              It is possible that we, from time to time, may not have sufficient cash to meet the REIT distribution requirements due to timing differences between (i) the actual receipt of cash, including the receipt of distributions from any partnership subsidiaries and (ii) the inclusion of items in income by us for U.S. federal income tax purposes. Also, certain GNL transactions we enter into may be determined to have a financing component, which may result in a timing difference between the receipt of cash and the recognition of income for U.S. federal income tax purposes. In the event that such timing differences occur, in order to meet the distribution requirements, it might be necessary to arrange for short-term, or possibly long-term, borrowings, or to pay dividends in the form of taxable in-kind distributions of property, including taxable stock dividends. In the case of a taxable stock dividend, stockholders would be required to include the dividend as income and would be required to satisfy the tax liability associated with the distribution with cash from other sources including sales of our common stock. Both a taxable stock distribution and sale of common stock resulting from such distribution could adversely affect the price of our common stock.

              We may be able to rectify a failure to meet the distribution requirements for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, we may be able to avoid losing our REIT qualification. However, we will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

Tax on Built-In Gains

              If we acquire appreciated assets from a subchapter C corporation in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation (a "carry-over basis transaction"), and if we subsequently dispose of any such assets during the 10 year period following the acquisition of the assets from the subchapter C corporation, we will be subject to tax at the highest corporate tax rates on any gain from such assets to the extent of the excess of the fair market value of the assets on the date that they were contributed to us over the basis of such assets on such date, which we refer to as built-in gains. However, the built-in gains tax will not apply if the subchapter C corporation elects to be subject to an immediate tax when the asset is acquired by us. Gain from the sale of property which we acquired in an exchange under Section 1031 (a like kind exchange) or 1033 (an involuntary conversion) of the Code is generally excluded from the application of this built-in gains tax.

Recordkeeping Requirements

              We are required to maintain records and request on an annual basis information from specified stockholders. These requirements are designed to assist us in determining the actual ownership of our outstanding stock and maintaining our qualification as a REIT.

Prohibited Transactions

              Net income we derive from a prohibited transaction is subject to a 100% tax. The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property) that is held as inventory or primarily for sale to customers in the ordinary course of a trade or business by a REIT, by a lower-tier partnership in which the REIT holds an equity interest or by a borrower that has issued a shared appreciation mortgage or similar debt instrument in the REIT. We intend to conduct our operations so that no asset owned by us or our pass-through subsidiaries will be held as inventory or primarily for sale to customers, and that a sale of any assets owned by us directly or through a pass-through subsidiary will not be treated as in the ordinary course of business. However, whether property is held as inventory or "primarily for sale to customers in the ordinary course of a trade or business" depends on the particular facts and circumstances. No assurance can be given that any particular property in which we hold a direct or indirect interest will not be treated as property held as inventory or primarily for sale to customers, or that certain safe-harbor provisions of the Code that prevent such treatment will apply. The 100% tax will not apply to gains from the sale of property by a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate income tax rates.

Foreclosure Property

              Foreclosure property is real property (including interests in real property) and any personal property incident to such real property (i) that is acquired by a REIT as a result of the REIT having bid on the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (ii) for which the related loan or lease was made, entered into or acquired by the REIT at a time when default was not imminent or anticipated and (iii) for which such REIT makes a proper election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property in the hands of the selling REIT.

Failure to Qualify

              In the event that we violate a provision of the Code that would result in our failure to qualify as a REIT, we may nevertheless continue to qualify as a REIT. Specified relief provisions will be available to us to avoid such disqualification if (i) the violation is due to reasonable cause and not due to willful neglect, (ii) we pay a penalty of $50,000 for each failure to satisfy a requirement for qualification as a REIT and (iii) the violation does not include a violation under the gross income or asset tests described above (for which other specified relief provisions are available). This cure provision reduces the instances that could lead to our disqualification as a REIT for violations due to reasonable cause. If we fail to qualify as a REIT in any taxable year and none of the relief provisions of the Code apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to our stockholders in any year in which we are not a REIT will not be deductible by us, nor will they be required to be made. In this situation, to the extent of current and accumulated earnings and profits, and, subject to limitations of the Code, distributions to our stockholders will generally be taxable in the case of noncorporate U.S. stockholders at a maximum rate of 20%, and dividends in the hands of our corporate U.S. stockholders may be eligible for the dividends received deduction. Unless we are entitled to relief under the specific statutory provisions, we will also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether we will be entitled to statutory relief in all circumstances.

Tax Aspects of Investments in Partnerships

General

              We will hold investments through entities that are classified as partnerships for U.S. federal income tax purposes, including our interest in our operating partnership and equity interests in lower-tier partnerships at any time that such partnerships have two or more partners for U.S. federal income tax purposes. In general, partnerships are "pass-through" entities that are not subject to U.S. federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are subject to tax on these items without regard to whether the partners receive a distribution from the partnership. We will include in our income our proportionate share of these partnership items for purposes of the various REIT income tests, based on our capital interest in such partnerships. Moreover, for purposes of the REIT asset tests, we will include our proportionate share of assets held by subsidiary partnerships, based on our capital interest in such partnerships (other than for purposes of the 10% value test, for which the determination of our interest in partnership assets will be based on our proportionate interest in any securities issued by the partnership excluding, for these purposes, certain excluded securities as described in the Code). Consequently, to the extent that we hold an equity interest in a partnership, the partnership's assets and operations may affect our ability to qualify as a REIT, even though we may have no control, or only limited influence, over the partnership.

Entity Classification

              The investment by us in partnerships involves special tax considerations, including the possibility of a challenge by the IRS of the status of any of our subsidiary partnerships as a partnership, as opposed to an association taxable as a corporation, for U.S. federal income tax purposes. For example, an entity that would otherwise be classified as a partnership for federal income tax purposes may nonetheless be taxable as a corporation if it is a "publicly traded partnership" and certain other requirements are met. A partnership would be treated as a publicly traded partnership if its interests are traded on an established securities market or are readily tradable on a secondary market or a substantial equivalent thereof, within the meaning of applicable Treasury Regulations. In addition, under the relevant Treasury Regulations, interests in a partnership will not be considered readily tradable on a secondary market or on the substantial equivalent of a secondary market if the partnership qualifies for specified safe harbors, which are based on the specific facts and circumstances relating to the partnership. Although our operating partnership may, depending on the number of parties in our operating partnership and the percentage of interests in our operating partnership transferred during a taxable year, qualify for one of these safe harbors, we cannot provide any assurance that our operating partnership will, in each of its taxable years, qualify for one of these safe harbors. If any of these entities were treated as an association for U.S. federal income tax purposes, it would be taxable as a corporation and, therefore, would be subject to an entity-level tax on its income. In such a situation, the character of our assets and items of our gross income would change and could preclude us from satisfying the REIT asset tests (particularly the tests generally preventing a REIT from owning more than 10% of the voting securities, or more than 10% of the value of the securities, of a corporation) and the gross income tests as discussed in "—Requirements for Qualification—General—Gross Income Tests" and "—Asset Tests" above, and in turn would prevent us from qualifying as a REIT. See "—Failure to Qualify," above, for a discussion of the effect of our failure to meet these tests for a taxable year. In addition, any change in the status of any of our subsidiary partnerships for tax purposes might be treated as a taxable event, in which case we could have taxable income that is subject to the REIT distribution requirements without receiving any cash.

Tax Allocations with Respect to Partnership Properties

              The operating partnership agreement generally provides that items of operating income and loss will be allocated to the holders of units in accordance with their respective percentage interests. If an allocation of partnership income or loss does not comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Our operating partnership's allocations of income and loss are intended to comply with the requirements of Section 704(b) of the Code of the Treasury Regulations promulgated under this section of the Code.

              Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for tax purposes in a manner such that the contributing partner is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value, or book value, of the contributed property and the adjusted tax basis of such property at the time of the contribution (a "book-tax difference"). Such allocations are solely for U.S. federal income tax purposes and do not affect partnership capital accounts or other economic or legal arrangements among the partners.

              In connection with future asset acquisitions, appreciated property may be acquired by our operating partnership in exchange for interests in our operating partnership. The operating partnership agreement requires that allocations with respect to such acquired property be made in a manner consistent with Section 704(c) of the Code. Treasury Regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of allocating book-tax differences. The operating partnership expects that in connection with a tax-deferred acquisition of assets, the contributor of such assets would request our operating partnership to use the traditional method for purposes of allocating its book-tax differences among its partners. Under the traditional method, which is the least favorable method from our perspective, the carryover basis of the acquired properties in the hands of our operating partnership (i) may cause us to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to us if all of the acquired properties were to have a tax basis equal to their fair market value at the time of acquisition and (ii) in the event of a sale of such properties, could cause us to be allocated gain in excess of our corresponding economic or book gain (or taxable loss that is less than our economic or book loss), with a corresponding benefit to the partners transferring such properties to our operating partnership for interests in our operating partnership. Therefore, the use of the traditional method could result in our having taxable income that is in excess of our economic or book income as well as our cash distributions from our operating partnership, which might adversely affect our ability to comply with the REIT distribution requirements or result in a greater portion of our distributions being treated as taxable dividend income.

              Prior to this offering, we are treated as the sole owner of our operating partnership for U.S. federal income tax purposes, and as a result our operating partnership is disregarded as an entity separate from our company for U.S. federal income tax purposes. If our operating partnership issues operating partnership units at some point in the future, our company will be treated as contributing its assets to our operating partnership in exchange for operating partnership units for U.S. federal income tax purposes, and therefore our company will be subject to the allocation provisions described above to the extent of any book-tax difference in its assets at the time of the contribution. These allocation provisions could result in our company having taxable income that is in excess of its economic or book income as well as its cash distributions from our operating partnership, which might adversely affect our company's ability to comply with the REIT distribution requirements or result in a greater portion of its distributions being treated as taxable dividend income.

Taxation of Stockholders

Taxation of Taxable U.S. Stockholders

              This section summarizes the taxation of U.S. stockholders that are not tax-exempt organizations.

              Distributions.    Provided that we qualify as a REIT, distributions made to our taxable U.S. stockholders out of our current or accumulated earnings and profits, and not designated as capital gain dividends, will generally be taken into account by them as ordinary dividend income and will not be eligible for the dividends received deduction for corporations. In determining the extent to which a distribution with respect to our common stock constitutes a dividend for U.S. federal income tax purposes, our earnings and profits will be allocated first to distributions with respect to our preferred stock, if any is outstanding, and then to our common stock. Dividends received from REITs are generally not eligible to be taxed at the preferential qualified dividend income rates applicable to noncorporate U.S. stockholders who receive qualified dividend income from taxable subchapter C corporations.

              In addition, distributions from us that are designated as capital gain dividends will be taxed to U.S. stockholders as long-term capital gains, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the U.S. stockholder has held the stock. To the extent that we elect under the applicable provisions of the Code to retain our net capital gains, U.S. stockholders will be treated as having received, for U.S. federal income tax purposes, our undistributed capital gains as well as a corresponding credit for taxes paid by us on such retained capital gains.

              U.S. stockholders will increase their adjusted tax basis in our common stock by the difference between their allocable share of such retained capital gain and their share of the tax paid by us. Corporate U.S. stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum U.S. federal rates of 20% in the case of noncorporate U.S. stockholders, and 35% for corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum U.S. federal income tax rate for noncorporate U.S. stockholders, to the extent of previously claimed depreciation deductions.

              A portion of our distributions may be treated as a return of capital for U.S. federal income tax purposes. As a general matter, a portion of our distributions will be treated as a return of capital for U.S. federal income tax purposes if the aggregate amount of our distributions for a year exceeds our current and accumulated earnings and profits for that year. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder's adjusted tax basis in the holder's shares, and to the extent that it exceeds the holder's adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares. As a general matter, any such gain will be long-term capital gain if the shares have been held for more than one year. In addition, any dividend declared by us in October, November or December of any year and payable to a U.S. stockholder of record on a specified date in any such month will be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that the dividend is actually paid by us before the end of January of the following calendar year.

              With respect to noncorporate U.S. stockholders, we may elect to designate a portion of our distributions paid to such U.S. stockholders as "qualified dividend income." A portion of a distribution that is properly designated as qualified dividend income is taxable to noncorporate U.S. stockholders as capital gain, provided that the U.S. stockholder has held the common stock with respect to which the distribution is made for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which such common stock became ex-dividend with respect to the relevant distribution. The maximum amount of our distributions eligible to be designated as qualified dividend income for a taxable year is equal to the sum of:

  (1)
  the qualified dividend income received by us during such taxable year from subchapter C corporations (including any TRSs);

  (2)
  the excess of any "undistributed" REIT taxable income recognized during the immediately preceding year over the U.S. federal income tax paid by us with respect to such undistributed REIT taxable income; and

  (3)
  the excess of any income recognized during the immediately preceding year attributable to the sale of a built-in-gain asset that was acquired in a carry-over basis transaction from a non-REIT corporation or had appreciated at the time our REIT election became effective over the U.S. federal income tax paid by us with respect to such built-in gain.

provided that, in no case may the amount we designate as qualified dividend income exceed the amount we distribute to our stockholders as dividends with respect to the taxable year.

              Generally, dividends that we receive will be treated as qualified dividend income for purposes of (1) above if the dividends are received from a domestic subchapter C corporation, such as a TRS, and specified holding period and other requirements are met.

              To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that must be made in order to comply with the REIT distribution requirements. See "—Requirements for Qualification—General—Annual Distribution Requirements." Such losses, however, are not passed through to U.S. stockholders and do not offset income of U.S. stockholders from other sources, nor do they affect the character of any distributions that are actually made by us, which are generally subject to tax in the hands of U.S. stockholders to the extent that we have current or accumulated earnings and profits.

              Dispositions of Our Common Stock.    In general, a U.S. stockholder will realize gain or loss upon the sale, redemption or other taxable disposition of our common stock in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. stockholder's adjusted tax basis in the common stock at the time of the disposition. A U.S. stockholder's adjusted tax basis generally will equal the U.S. stockholder's acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. stockholder (as discussed above), less tax deemed paid on it and reduced by returns of capital. In general, capital gains recognized by individuals and other noncorporate U.S. stockholders upon the sale or disposition of shares of our common stock will be subject to a maximum U.S. federal income tax rate of 20% if our common stock is held for more than 12 months, and will be taxed at ordinary income rates of up to 39.6% if our common stock is held for 12 months or less. Gains recognized by U.S. stockholders that are corporations are subject to U.S. federal income tax at a maximum rate of 35%, whether or not classified as long-term capital gains. The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for noncorporate holders) to a portion of capital gain realized by a noncorporate holder on the sale of REIT stock that would correspond to the REIT's "unrecaptured Section 1250 gain."

              Prospective stockholders are advised to consult their tax advisors with respect to their capital gain tax liability. Capital losses recognized by a U.S. stockholder upon the disposition of our common stock held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the U.S. stockholder but not ordinary income (except in the case of noncorporate taxpayers, which may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of our common stock by a U.S. stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from us that were required to be treated by the U.S. stockholder as long-term capital gain.

              If a U.S. stockholder recognizes a loss upon a subsequent disposition of our common stock in an amount that exceeds a prescribed threshold, it is possible that the provisions of certain Treasury Regulations involving "reportable transactions" could apply, with a resulting requirement to separately disclose the loss generating transactions to the IRS. Although these regulations are directed towards "tax shelters," they are written quite broadly, and apply to transactions that would not typically be considered tax shelters. Significant penalties apply for failure to comply with these requirements. You should consult your tax advisors concerning any possible disclosure obligation with respect to the receipt or disposition of our common stock, or transactions that might be undertaken directly or indirectly by us. Moreover, you should be aware that we and other participants in transactions involving us (including our advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Passive Activity Losses and Investment Interest Limitations

              Distributions made by us and gain arising from the sale or exchange by a U.S. stockholder of our common stock will not be treated as passive activity income. As a result, U.S. stockholders will not be able to apply any "passive losses" against income or gain relating to our common stock. Distributions made by us, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. A U.S. stockholder that elects to treat capital gain dividends, capital gains from the disposition of stock or qualified dividend income as investment income for purposes of the investment interest limitation will be taxed at ordinary income rates on such amounts.

Medicare Tax on Unearned Income

              Certain U.S. stockholders that are individuals, estates, or trusts will be required to pay a 3.8% tax on "net investment income," which includes, among other things, dividends on and gains from the sale or other disposition of shares. Prospective U.S. stockholders should consult their tax advisors regarding the application of this additional tax to their investment in our common stock.

Taxation of Tax-Exempt U.S. Stockholders

              U.S. tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their unrelated business taxable income, which is referred to in this registration statement as unrelated business taxable income, or UBTI. Although many investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that a tax-exempt U.S. stockholder has not held our common stock as "debt financed property" within the meaning of the Code (i.e., where the acquisition or ownership of the property is financed through a borrowing by the tax-exempt stockholder), distributions from us and income from the sale of our common stock generally should not give rise to UBTI to a tax-exempt U.S. stockholder.

              Tax-exempt U.S. stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c) (9), (c)(17) and (c)(20) of the Code, respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI unless they are able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by their investment in our common stock. These prospective investors should consult their tax advisors concerning these "set aside" and reserve requirements.

              In certain circumstances, a pension trust (i) that is described in Section 401(a) of the Code, (ii) is tax exempt under Section 501(a) of the Code, and (iii) that owns more than 10% of our stock could be required to treat a percentage of the dividends from us as UBTI if we are a "pension-held REIT." We will not be a pension-held REIT unless (1) either (a) one pension trust owns more than 25% of the value of our stock, or (b) a group of pension trusts, each individually holding more than 10% of the value of our stock, collectively owns more than 50% of such stock and (2) we would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by such trusts shall be treated, for purposes of the requirement that not more than 50% of the value of the outstanding stock of a REIT is owned, directly or indirectly, by five or fewer "individuals" (as defined in the Code to include certain entities), as owned by the beneficiaries of such trusts.

              Tax-exempt U.S. stockholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of our stock.

Taxation of Non-U.S. Stockholders

              The following is a summary of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock applicable to non-U.S. stockholders. The discussion is based on current law and is for general information only. It addresses only selective and not all aspects of U.S. federal income taxation.

              Ordinary Dividends.    The portion of dividends received by non-U.S. stockholders payable out of our earnings and profits that are (A) not attributable to gains from sales or exchanges of U.S. real property interests, (B) not attributable to our net capital gains and (C) not effectively connected with a U.S. trade or business of the non-U.S. stockholder generally will be treated as ordinary income and will be subject to U.S. federal withholding tax at the rate of 30%, unless reduced or eliminated by an applicable income tax treaty. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs.

              In general, non-U.S. stockholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our stock. In cases where the dividend income from a non-U.S. stockholder's investment in our common stock is treated as effectively connected with the non-U.S. stockholder's conduct of a U.S. trade or business, the non-U.S. stockholder generally will not be subject to the 30% withholding tax described above, but will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends, and may also be subject to the 30% branch profits tax (unless reduced or eliminated by an applicable income tax treaty) on the income after the application of the income tax in the case of a non-U.S. stockholder that is a corporation.

              Non-Dividend Distributions.    Unless (i) our common stock constitutes a U.S. real property interest, or USRPI, or (ii) either (a) the non-U.S. stockholder's investment in our common stock is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder (in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain) or (b) the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States (in which case the non-U.S. stockholder will be subject to a 30% tax on the individual's net capital gain for the year), distributions by us which are not treated as dividends for U.S. federal income tax purposes (i.e., not treated as being paid out of our current and accumulated earnings and profits) will not be subject to U.S. federal income tax. If it cannot be determined at the time at which a distribution is made whether or not the distribution will constitute a dividend for U.S. federal income tax purposes, the distribution will be subject to withholding at the rate applicable to dividends. However, the non-U.S. stockholder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits and, therefore, did not constitute a dividend for U.S. federal income tax purposes. In addition, if our company's common stock constitutes a USRPI, as described below, distributions by us in excess of the sum of our earnings and profits plus the non-U.S. stockholder's adjusted tax basis in our common stock will be taxed under the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. stockholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a refundable withholding tax (at a rate of 15%) of the amount by which the distribution exceeds the stockholder's share of our earnings and profits. As discussed below, we expect that our common stock will not be treated as a USRPI in the hands of a non-U.S. stockholder who holds less than 10% of our common stock. Non-U.S. stockholders that are treated as "qualified foreign pension funds" are exempt from U.S. federal income and applicable withholding taxes under FIRPTA on such distributions by us.

              Because it will not generally be possible for us to determine the extent to which a distribution will be from our current or accumulated earnings and profits at the time the distribution is made, we intend to withhold and remit to the IRS 30% of distributions to non-U.S. stockholders (other than distributions that are deemed to be attributable to USRPI capital gains, as described in greater detail below) unless (i) a lower treaty rate applies and the non-U.S. stockholder files an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, evidencing eligibility for that reduced treaty rate with us; or (ii) the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is income effectively connected with the non-U.S. stockholder's trade or business. However, if we determine that any of our stock held by a non-U.S. stockholder is likely to be treated as a USRPI, we intend to withhold and remit to the IRS at least 15% of distributions on such stock even if a lower rate would apply under the preceding discussion.

              Capital Gain Dividends.    Under FIRPTA, a distribution made by us to a non-U.S. stockholder, to the extent attributable to gains from dispositions of USRPIs held by us directly or through pass-through subsidiaries, or "USRPI capital gains," will be considered effectively connected with a U.S. trade or business of the non-U.S. stockholder and will be subject to U.S. federal income tax at the rates applicable to U.S. stockholders, without regard to whether the distribution is designated as a capital gain dividend. In addition, we will be required to withhold tax equal to 35% of the amount of any distribution to the extent it is attributable to USRPI capital gains. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. stockholder that is a corporation. However, this 35% withholding tax will not apply to any distribution with respect to any class of our stock which is "regularly traded" on an established securities market located in the United States (as defined by applicable Treasury Regulations) if the non-U.S. stockholder did not own more than 10% of such class of stock at any time during the one-year period ending on the date of such dividend. Instead, any such distribution will be treated as a distribution subject to the rules discussed above under "—Ordinary Dividends." Also, the branch profits tax will not apply to such a distribution. In addition, non-U.S. stockholders that are treated as "qualified foreign pension funds" are exempt from income and withholding taxes applicable under FIRPTA on distributions from us to the extent attributable to USRPI capital gains.

              A distribution is not attributable to USRPI capital gain if we held the underlying asset solely as a creditor, although the holding of a shared appreciation mortgage loan would not be solely as a creditor. Capital gain dividends received by a non-U.S. stockholder from a REIT that are not attributable to USRPI capital gains are generally not subject to U.S. federal income or withholding tax, unless either (i) the non-U.S. stockholder's investment in our common stock is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder (in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain) or (ii) the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States (in which case the

non-U.S. stockholder will be subject to a 30% tax on the individual's net capital gain for the year). We intend to withhold and remit to the IRS 35% of a distribution to a non-U.S. stockholder only to the extent that such distribution is attributable to USRPI capital gains. The amount withheld is creditable against the non-U.S. stockholder's U.S. federal income tax liability or refundable when the non-U.S. stockholder properly and timely files a tax return with the IRS.

              Retention of Net Capital Gains.    Although the law is not clear on the matter, it appears that amounts designated by us as retained capital gains in respect of the stock held by U.S. stockholders generally should be treated with respect to non-U.S. stockholders in the same manner as actual distributions by us of capital gain dividends. Under that approach, a non-U.S. stockholder would be able to offset as a credit against its U.S. federal income tax liability resulting therefrom, an amount equal to its proportionate share of the tax paid by us on such undistributed capital gains, and to receive from the IRS a refund to the extent its proportionate share of such tax paid by us were to exceed its actual U.S. federal income tax liability, and the non-U.S. stockholder timely files an appropriate claim for refunds.

              Dispositions of Our Common Stock.    Unless our common stock constitutes a USRPI, a sale of the stock by a non-U.S. stockholder generally will not be subject to U.S. federal income taxation under FIRPTA. The stock will not be treated as a USRPI if less than 50% of our assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor. However, we expect that more than 50% of our assets will consist of interests in real property located in the United States.

              However, our common stock nonetheless will not constitute a USRPI if we are a "domestically controlled qualified investment entity." A REIT is a domestically controlled qualified investment entity if, at all times during a specified testing period (generally the lesser of the five-year period ending on the date of disposition of its shares of common stock or the period of existence), less than 50% in value of its outstanding stock is held directly or indirectly by non-U.S. stockholders. For this purpose, effective December 18, 2015, a REIT may generally presume that any class of the REIT's stock that is "regularly traded," as defined by the applicable Treasury Regulations, on an established securities market is held by U.S. persons, except in the case of holders of 5% or more of such class of stock, and except to the extent that the REIT has actual knowledge that such stock is held by non-U.S. persons. In addition, effective beginning December 18, 2015, certain look-through and presumption rules apply for these purposes to any stock of a REIT that is held by a RIC or another REIT. We expect to be a domestically controlled qualified investment entity and, therefore, the sale of our common stock should not be subject to taxation under FIRPTA. Because our stock will be publicly traded, however, no assurance can be given that we will be, or that if we are, that we will remain, a domestically controlled qualified investment entity.

              Specific "wash sale" rules applicable to sales of shares in a REIT could result in gain recognition, taxable under FIRPTA, upon the sale of our common stock. These rules would apply if a non-U.S. stockholder (i) disposes of our common stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been taxable to such non-U.S. stockholder as gain from the sale or exchange of a USRPI, (ii) is treated as acquiring, or as entering into a contract or option to acquire, other shares of our common stock during the 61-day period that begins 30 days prior to such ex-dividend date, and (iii) if shares of our common stock are "regularly traded" on an established securities market in the United States, such non-U.S. stockholder has owned more than 5% of our common stock at any time during the one-year period ending on the date of such distribution.

              In the event that we do not constitute a domestically controlled qualified investment entity, a non-U.S. stockholder's sale of our common stock nonetheless will generally not be subject to tax under

FIRPTA as a sale of a USRPI, provided that (i) our common stock is "regularly traded on an established securities market located in the United States" (as defined by applicable Treasury Regulations), and (ii) the selling non-U.S. stockholder owned, actually or constructively, 10% or less of our outstanding common stock at all times during the five-year period ending on the date of sale. In addition, even if we do not qualify as a domestically controlled REIT and our common stock is not regularly traded on an established securities market, non-U.S. stockholders that are treated as "qualified foreign pension funds" are exempt from tax under FIRPTA on the sale of our common stock.

              If gain on the sale of our common stock were subject to taxation under FIRPTA, the non-U.S. stockholder would be subject to the same treatment as a U.S. stockholder with respect to such gain, including applicable alternative minimum tax (and a special alternative minimum tax in the case of non-resident alien individuals), and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

              Gain from the sale of our common stock that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. stockholder in two cases: (i) if the non-U.S. stockholder's investment in our common stock is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder, the non-U.S. stockholder will be subject to the same treatment as a U.S. stockholder with respect to such gain, or (ii) if the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, the nonresident alien individual will be subject to a 30% tax on the individual's capital gain.

Backup Withholding and Information Reporting

              We will report to our U.S. stockholders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a U.S. stockholder may be subject to backup withholding at a rate of 28% with respect to dividends paid, unless the holder (i) is a corporation or comes within other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number or social security number, certifies under penalties of perjury that such number is correct and that such holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide his or her correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. In addition, we may be required to withhold a portion of capital gain distribution to any U.S. stockholder who fails to certify its non-foreign status.

              We must report annually to the IRS and to each non-U.S. stockholder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. stockholder resides under the provisions of an applicable income tax treaty. A non-U.S. stockholder may be subject to backup withholding unless applicable certification requirements are met.

              Payment of the proceeds of a sale of our common stock within the United States is subject to both backup withholding and information reporting requirements unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. stockholder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of our common stock conducted through certain United States related financial intermediaries is subject to information reporting requirements (but not backup withholding) unless the financial intermediary has documentary evidence in its records that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established.

              Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Accounts

              Withholding taxes may be imposed (at a 30% rate) on certain U.S. source payments made to "foreign financial institutions" and certain other non-U.S. entities and disposition proceeds of U.S. securities realized after December 31, 2018. Under these withholding rules, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. stockholders who own shares of our common stock through foreign accounts or foreign intermediaries and to certain non-U.S. stockholders. The withholding tax may be imposed on dividends on, and gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign entity other than a financial institution, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or certifies that it is exempt from such obligations or, (ii) the foreign entity that is not a financial institution either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution that is not otherwise exempt, it must either enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements, or, in the case of a foreign financial institution that is a resident in a jurisdiction that has entered into an intergovernmental agreement to implement these rules, comply with the revised diligence and reporting obligations of such intergovernmental agreement. Prospective stockholders should consult their tax advisors regarding these withholding rules.

State, Local and Foreign Taxes

              We and our subsidiaries and stockholders may be subject to state, local and foreign taxation in various jurisdictions, including those in which they or we transact business, own property or reside. We will likely own interests in properties located in a number of jurisdictions, and we may be required to file tax returns and pay taxes in certain of those jurisdictions. The state, local or foreign tax treatment of our company and our stockholders may not conform to the U.S. federal income tax treatment discussed above. Any foreign taxes incurred by us would not pass through to stockholders as a credit against their U.S. federal income tax liability. Prospective investors should consult their tax advisor regarding the application and effect of state, local and foreign income and other tax laws on an investment in our common stock.

Proposed Legislation or Other Actions Affecting REITs

              The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. No assurance can be given as to whether, when, or in what form, the U.S. federal income tax laws applicable to us and our stockholders may be enacted. Changes to the U.S. federal income tax laws and interpretations of U.S. federal tax laws could adversely affect an investment in our common stock.

ERISA CONSIDERATIONS

              A fiduciary of a pension, profit sharing, retirement or other employee benefit plan, or plan, subject to the Employee Retirement Income Security Act of 1974, as amended, or ERISA, should consider the fiduciary standards under ERISA in the context of the plan's particular circumstances before authorizing an investment of a portion of such plan's assets in the shares of our common stock. Accordingly, such fiduciary should consider, among other factors, (i) whether the investment satisfies the diversification requirements of Section 404(a)(1)(C) of ERISA, (ii) whether the investment is in accordance with the documents and instruments governing the plan as required by Section 404(a)(1)(D) of ERISA, and (iii) whether the investment is prudent under ERISA. In addition to the imposition of general fiduciary standards of investment prudence and diversification, ERISA and the corresponding provisions of the Code prohibit a wide range of transactions involving the assets of the plan and persons who have certain specified relationships to the plan ("parties in interest" within the meaning of ERISA, "disqualified persons" within the meaning of Code). Thus, a plan fiduciary considering an investment in the shares of our common stock should also consider whether the acquisition or the continued holding of the shares of our common stock might constitute or give rise to a direct or indirect prohibited transaction that is not subject to an exemption issued under ERISA, the Code or the guidance related thereto.

              The Department of Labor, or the DOL, has issued final regulations, or the DOL Regulations, as to what constitutes assets of an employee benefit plan under ERISA. Under the DOL Regulations, if a plan acquires an equity interest in an entity, which interest is neither a "publicly offered security" nor a security issued by an investment company registered under the 1940 Act, the plan's assets would include, for purposes of the fiduciary responsibility provision of ERISA, both the equity interest and an undivided interest in each of the entity's underlying assets unless certain specified exceptions apply. The DOL Regulations define a publicly offered security as a security that is "widely held," "freely transferable," and either part of a class of securities registered under the Exchange Act, or sold pursuant to an effective registration statement under the Securities Act (provided the securities are registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the public offering occurred). The shares of our common stock are being sold in an offering registered under the Securities Act and will be registered under the Exchange Act.

              The DOL Regulations provide that a security is "widely held" only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be "widely held" because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer's control. We expect our common stock to be "widely held" upon completion of this offering.

              The DOL Regulations provide that whether a security is "freely transferable" is a factual question to be determined on the basis of all relevant facts and circumstances. The DOL Regulations further provide that when a security is part of an offering in which the minimum investment is $10,000 or less, as is the case with this offering, certain restrictions ordinarily will not, alone or in combination, affect the finding that such securities are "freely transferable." We believe the restrictions imposed under our charter on the transfer of our common stock are limited to the restrictions on transfer generally permitted under the DOL Regulations and are not likely to result in the failure of common stock to be "freely transferable." The DOL Regulations only establish a presumption in favor of the finding of free transferability, and, therefore, no assurance can be given that the DOL will not reach a contrary conclusion.

              We believe our common stock will be "widely held" and "freely transferable," and therefore that our common stock should be publicly offered securities for purposes of the DOL Regulations and that our assets should not be deemed to be "plan assets" of any plan that invests in our common stock.

However, no assurance can be given that this will be the case. Operating partnership units may not be sold to or held by any "benefit plan investor" as defined under Section 3(42) of ERISA.

              Each holder of our common stock will be deemed to have represented and agreed that either it is not subject to ERISA or Section 4975 of the Code, or its purchase and holding of such common stock (or any interest therein) will not constitute or result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.

              Each fiduciary of an employee benefit plan subject to ERISA or plan subject to the Code should consult with its legal counsel or other advisor concerning the potential consequences to such a plan under ERISA and the Code of an investment in our common stock.

 UNDERWRITING

              Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among Safety Income and Growth REIT, Inc., Safety Income and Growth Operating Partnership LP and our manager, on the one hand, and the underwriters, on the other hand, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriters	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities LLC
Total

              Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

              We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

              The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

              The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $            per share. After the initial offering, the public offering price, concession or any other term of this offering may be changed.

              The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

              The expenses of this offering, not including the underwriting discount, are estimated at $            . Additionally, we will pay the reasonable legal fees and disbursements incident to securing any required review by FINRA of the terms of the sale of the shares up to $            . iStar has agreed to pay the underwriting discounts and commissions payable to the underwriters in connection with this offering, our other offering expenses and our expenses incurred in connection with the concurrent iStar placement, in an aggregate amount not to exceed $25 million.

Option to Purchase Additional Shares

              We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to            additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

              We, our manager, our executive officers and directors and iStar have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consents of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

  •
  offer, pledge, sell or contract to sell any common stock,

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  sell any option or contract to purchase any common stock,

  •
  purchase any option or contract to sell any common stock,

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  grant any option, right or warrant for the sale of any common stock,

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  lend or otherwise dispose of or transfer any common stock,

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  request or demand that we file a registration statement related to the common stock, or

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  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock, whether any such swap or other agreement is to be settled by delivery of shares or other securities, in cash or otherwise.

              This lock-up provision applies to shares of our common stock and to securities convertible into or exchangeable or exercisable for or repayable with shares of our common stock. It also applies to shares of our common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

New York Stock Exchange Listing

              We expect the shares to be approved for listing on the NYSE under the symbol "SFTY." In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

              Before this offering, there has been no public market for our common stock. The initial public offering price per share of our common stock sold in this offering will be determined through negotiations between us and the representative. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

  •
  the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

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  our financial information,

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  our competitive advantages and business and growth strategies,

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  the attractiveness of our initial portfolio,

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  the history of, and the financial and operating prospects for, our company and the industry in which we compete,

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  an assessment of our manager and iStar generally, and

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  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

              An active trading market for the shares may not develop or, if one develops, may not be sustained following this offering. It is also possible that after this offering the shares will not trade in the public market at or above the initial public offering price.

              The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

              Until the distribution of the shares of our common stock in this offering is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

              In connection with this offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. "Naked" short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing of this offering that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of this offering.

              The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

              Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the market price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

              Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the market price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

              In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

              Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In particular, affiliates of certain of the underwriters are lenders under the iStar credit facility and will receive their pro rata portion of the net proceeds from this offering and the concurrent iStar placement distributed by us to iStar and used by iStar to repay and retire the iStar credit facility. Affiliates of certain of the underwriters are also expected to be lenders under our new revolving credit facility that we expect to enter into upon completion of this offering.

              In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Notice to Prospective Investors in Australia

              No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the "Corporations Act"), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

              Any offer in Australia of the shares may only be made to persons (the "Exempt Investors") who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

              The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

              This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Canada

              The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

              Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

              Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the Dubai International Financial Centre

              This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Hong Kong

              The contents of this prospectus have not been reviewed or approved by any regulatory authority in Hong Kong. This prospectus does not constitute an offer or invitation to the public in Hong Kong to acquire shares. Accordingly, unless permitted by the securities laws of Hong Kong, no person may issue or have in its possession for the purpose of issue, this prospectus or any advertisement, invitation or document relating to the shares, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than in relation to shares which are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" (as such term is defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) ("SFO") and the subsidiary legislation made thereunder) or in circumstances which do not result in this prospectus being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance of Hong Kong (Cap. 32 of the Laws of Hong Kong) (the "CO") or which do not constitute an offer or an invitation to the public for the purposes of the SFO or the CO. The offer of the shares is personal to the person to whom this prospectus has been delivered by or on behalf of our company, and a subscription for shares will only be accepted from such person. No person to whom a copy of this prospectus is issued may issue, circulate or distribute this prospectus in Hong Kong or make or give a copy of this prospectus to any other person. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice.

 LEGAL MATTERS

              Certain legal matters relating to this offering will be passed upon for us by Clifford Chance US LLP, New York, New York. Certain legal matters relating to Maryland law will be passed upon for us by Venable LLP. In addition, the description of U.S. federal income tax consequences contained in the section of the prospectus entitled "Certain U.S. Federal Income Tax Considerations" is based on the opinion of Clifford Chance US LLP, New York, New York. Sidley Austin LLP, New York, New York, will act as counsel to the underwriters.

 EXPERTS

              The financial statements as of December 31, 2015 and December 31, 2014 and for each of the two years in the period ended December 31, 2015, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

              Unless otherwise indicated, the statistical and economic market data included in this prospectus, including information relating to the economic conditions within our markets contained in "Prospectus Summary—GNL Market Overview" and "Business and Properties—GNL Market Overview" is derived from market information prepared for us by RCG Consulting Group, or RCG, a nationally recognized real estate consulting firm, and is included in this prospectus in reliance on RCG's authority as an expert in such matters. We paid RCG a fee of $40,000 for its services.

 WHERE YOU CAN FIND MORE INFORMATION

              We maintain a website at www.sftyreit.com. Information contained on, or accessible through, our website is not incorporated by reference into and does not constitute a part of this prospectus or any other report or documents we file with or furnish to the SEC.

              We have filed with the SEC a registration statement on Form S-11, including exhibits and schedules filed with the registration statement of which this prospectus is a part, under the Securities Act, with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to us and the shares of common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement may be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you, free of charge, on the SEC's website at www.sec.gov.

              As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and will file periodic reports, proxy statements and will make available to our stockholders annual reports containing audited financial information for each year and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Management of Safety Income and Growth REIT, Inc.

              In our opinion, the accompanying combined balance sheets and the related combined statements of operations, changes in equity and cash flows present fairly, in all material respects, the financial position of Safety Income and Growth REIT, Inc. (the "Company") as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
New York, New York November 9, 2016

Safety Income and Growth REIT, Inc. Predecessor

Combined Balance Sheets

	As of December 31,
	2015	2014
	(In thousands)
ASSETS
Real estate
Real estate, at cost	$161,784	$156,410
Less: accumulated depreciation	(58,104)	(54,987)

Real estate, net	103,680	101,423
Cash and cash equivalents	22	—
Operating lease income receivable	2,624	2,036
Deferred operating lease income receivable, net	4,049	1,147
Deferred expenses and other assets, net	39,107	989

Total assets	$149,482	$105,595

LIABILITIES AND EQUITY
Liabilities:
Accounts payable, accrued expenses and other liabilities	$227	$471

Total liabilities	227	471

Commitments and contingencies (refer to Note 6)	—	—
Equity:
Safety Income and Growth REIT, Inc. Predecessor equity	149,255	105,124

Total equity	149,255	105,124

Total liabilities and equity	$149,482	$105,595

The accompanying notes are an integral part of the combined financial statements.

Safety Income and Growth REIT, Inc. Predecessor

Combined Statements of Operations

	For the Years Ended December 31,
	2015	2014
	(In thousands)
Revenues:
Operating lease income	$18,518	$13,427
Other income	7	3,464

Total revenues	18,525	16,891

Costs and expenses:
Interest expense	7,354	6,422
Real estate expense	217	560
Depreciation and amortization	3,140	3,134
General and administrative	2,302	1,970

Total costs and expenses	13,013	12,086

Net income	5,512	4,805
Net income attributable to noncontrolling interest	(364)	—

Net income attributable to Safety Income and Growth REIT, Inc. Predecessor	$5,148	$4,805

The accompanying notes are an integral part of the combined financial statements.

Safety Income and Growth REIT, Inc. Predecessor

Combined Statements of Changes in Equity

For the Years Ended December 31, 2015 and 2014 (In thousands)

	Safety Income and Growth REIT, Inc. Predecessor Equity	Noncontrolling Interest	Total Equity
Balance as of December 31, 2013	$107,399	$—	$107,399
Net income	4,805	—	4,805
Net transactions with iStar Inc.	(7,080)	—	(7,080)

Balance as of December 31, 2014	$105,124	$—	$105,124
Net income	5,148	364	5,512
Net transactions with iStar Inc.	41,219	—	41,219
Contribution from noncontrolling interest	—	4,346	4,346
Distributions to noncontrolling interest	—	(594)	(594)
Acquisition of noncontrolling interest	(2,236)	(4,116)	(6,352)

Balance as of December 31, 2015	$149,255	$—	$149,255

The accompanying notes are an integral part of the combined financial statements.

Safety Income and Growth REIT, Inc. Predecessor

Combined Statements of Cash Flows

	For the Years Ended December 31,
	2015	2014
	(In thousands)
Cash flows from operating activities:
Net income	$5,512	$4,805
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation and amortization	3,140	3,134
Deferred operating lease income	(2,902)	(118)
Amortization of lease incentives	372	82
Changes in assets and liabilities:
Changes in operating lease income receivable	(588)	(764)
Changes in deferred expenses and other assets, net	(430)	(293)
Changes in accounts payable, accrued expenses and other liabilities, net	(244)	234

Cash flows provided by operating activities	4,860	7,080

Cash flows from financing activities:
Net transactions with iStar Inc.	2,108	(7,080)
Distributions to noncontrolling interest	(594)	—
Acquisition of noncontrolling interest	(6,352)	—

Cash flows used in financing activities	(4,838)	(7,080)

Changes in cash and cash equivalents	22	—
Cash and cash equivalents at beginning of period	—	—

Cash and cash equivalents at end of period	$22	$—

Non-cash investing and financing activity (refer to Note 4 and Note 5):
Contribution from noncontrolling interest	$4,346	$—
Net transactions with iStar Inc.	39,111	—

The accompanying notes are an integral part of the combined financial statements.

Safety Income and Growth REIT, Inc. Predecessor

Notes to Combined Financial Statements

Note 1—Business and Organization

              Safety Income and Growth REIT, Inc. (the "Company") is a Maryland corporation that was formed on October 24, 2016 as a wholly-owned subsidiary of iStar Inc. ("iStar"). Through a series of internal formation transactions, iStar intends to contribute a portfolio of 12 properties to the Company, of which ten were owned as of December 31, 2014 and 11 were owned as of December 31, 2015. The properties are subject to long-term net leases consisting of seven ground net leases and one master lease relating to five properties. The Company intends to complete an initial public offering of shares of its common stock (the "Offering"). In connection with the Offering, the Company intends to file a registration statement on Form S-11 with the Securities and Exchange Commission. Upon completion of the Offering, it is expected that the Company will be externally managed by SFTY Manager LLC, an indirect, wholly-owned subsidiary of iStar pursuant to a management agreement.

              The combined financial statements of Safety Income and Growth REIT, Inc. Predecessor (see Note 2) include (A) for the year ended December 31, 2014: (i) 5 ground net leases; and (ii) one master lease covering the accounts of five related properties and (B) for the year ended December 31, 2015: (i) 6 ground net leases; and (ii) one master lease covering the accounts of five related properties. These 11 properties are located in nine states.

              The Company operates its business through one segment by owning, managing, acquiring and financing commercial properties subject to long-term net leases. The Company's leases are typically triple-net leases, meaning that the tenant is responsible for development costs, capital expenditures and all property operating expenses, such as maintenance, real estate taxes and insurance.

Note 2—Basis of Presentation and Principles of Combination

              Basis of Presentation—The accompanying combined financial statements of Safety Income and Growth REIT, Inc. Predecessor do not represent the financial position and results of operations of one legal entity, but rather a combination of entities under common control that have been "carved out" from iStar's consolidated financial statements. Historically, financial statements of the Company have not been prepared as it has not operated separately from iStar. These combined financial statements reflect the revenues and expenses of Safety Income and Growth REIT, Inc. Predecessor and include certain material assets and liabilities of iStar that are specifically identifiable and generated through, or associated with, an in-place net lease, which have been reflected at iStar's historical basis given the contribution of the predecessor's business to the Company is a transaction under common control. The combined financial statements exclude the assets, liabilities and activities that occurred prior to the contribution of the in-place ground net lease related to the contribution transaction described in Notes 4 and 5.

              The preparation of these combined financial statements in conformity with generally accepted accounting principles in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. These combined financial statements include an allocation of general and administrative expenses and interest expense to the Company from iStar. General and administrative expenses include certain iStar corporate functions, including executive oversight, treasury, finance, human resources, tax compliance and planning, internal audit, financial reporting, information technology and investor relations. General and administrative expenses, including stock based compensation, represent a pro rata allocation of costs from iStar's net lease and corporate

Safety Income and Growth REIT, Inc. Predecessor

Notes to Combined Financial Statements (Continued)

Note 2—Basis of Presentation and Principles of Combination (Continued)

business segments based on our average net assets as a percentage of iStar's average net assets. Interest expense was allocated to us by calculating our average net assets as a percentage of the average net assets in iStar's net lease business segment and multiplying that percentage by the interest expense allocated to iStar's net lease business segment. The Company believes the allocation methodology for general and administrative expenses and interest expense is reasonable. Accordingly, the general and administrative expense allocation presented in our combined statements of operations for historical periods does not necessarily reflect what our general and administrative expenses will be as a standalone public company for future reporting periods.

              Most of the entities included in our predecessor's financial statements did not have bank accounts for the periods presented, and most cash transactions for our predecessor were transacted through bank accounts owned by iStar. The combined statements of cash flows for the periods presented were prepared as if operating and financing transactions (refer to Note 4 and Note 5 for non-cash activity) for our predecessor had been transacted through its own bank accounts.

              Principles of Combination—The combined financial statements include on a carve-out basis the historical balance sheets and statements of operations and cash flows attributed to the Company.

Note 3—Summary of Significant Accounting Policies

              Real estate—Real estate assets are recorded at cost less accumulated depreciation and amortization, as follows:

              Capitalization and depreciation—Certain improvements and replacements are capitalized when they extend the useful life of the asset. Repair and maintenance costs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful life, which is generally 40 years for facilities, the shorter of the remaining lease term or expected life for tenant improvements and the remaining useful life of the facility for facility improvements.

              Purchase price allocation—Upon acquisition of real estate, the Company determines whether the transaction is a business combination, which is accounted for under the acquisition method, or an acquisition of assets. For both types of transactions, the Company recognizes and measures identifiable assets acquired, liabilities assumed and any noncontrolling interest in the acquiree based on their relative fair values. For business combinations, the Company recognizes and measures goodwill or gain from a bargain purchase, if applicable, and expenses acquisition-related costs in the periods in which the costs are incurred. For acquisitions of assets, acquisition-related costs are capitalized and recorded in "Real estate, net" on the Company's combined balance sheets. If the Company acquires real estate and simultaneously enters into a new lease of the real estate the acquisition will be accounted for as an asset acquisition.

              The Company accounts for its acquisition of properties by recording the purchase price of tangible and intangible assets and liabilities acquired based on their estimated fair values. The value of the tangible assets, consisting of land, buildings, building improvements and tenant improvements is determined as if these assets are vacant. Intangible assets may include the value of lease incentive assets, above-market leases, and in-place leases, which are each recorded at their estimated fair values and included in "Deferred expenses and other assets, net" on the Company's combined balance sheets. Intangible liabilities may include the value of below-market leases, which are recorded at their estimated fair values and included in "Accounts payable, accrued expenses and other liabilities" on the

Safety Income and Growth REIT, Inc. Predecessor

Notes to Combined Financial Statements (Continued)

Note 3—Summary of Significant Accounting Policies (Continued)

Company's combined balance sheets. In-place leases are amortized over the remaining non-cancelable term and the amortization expense is included in "Depreciation and amortization" in the Company's combined statements of operations. Lease incentive assets and above-market (or below-market) lease value are amortized as a reduction of (or, increase to) operating lease income over the remaining non-cancelable term of each lease plus any renewal periods with fixed rental terms that are considered to be below-market. The Company may also engage in sale/leaseback transactions whereby the Company executes a net lease with the occupant simultaneously with the purchase of the asset.

              Impairments—The Company reviews real estate assets for impairment in value whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The value of a long-lived asset held for use is impaired if management's estimate of the aggregate future cash flows (undiscounted and without interest charges) to be generated by the asset (taking into account the anticipated holding period of the asset) are less than its carrying value. Such estimate of cash flows considers factors such as expected future operating income trends, as well as the effects of demand, competition and other economic factors. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the asset over the estimated fair value of the asset and reflected as an adjustment to the basis of the asset. Impairments of real estate assets are recorded in "Impairment of assets" in the Company's combined statements of operations.

              Deferred expenses—Deferred expenses include leasing costs such as brokerage, legal and other costs which are amortized over the life of the respective leases and presented as an operating activity in the Company's combined statements of cash flows. Amortization of leasing costs is included in "Depreciation and amortization" in the Company's combined statements of operations.

              Identified intangible assets or liabilities—Upon the acquisition of a business, the Company records intangible assets or liabilities acquired at their estimated fair values and determines whether such intangible assets or liabilities have finite or indefinite lives. As of December 31, 2015, all such intangible assets and liabilities acquired by the Company had finite lives. Intangible assets are included in "Deferred expenses and other assets, net" and intangible liabilities are included in "Accounts payable, accrued expenses and other liabilities" on the Company's combined balance sheets. The Company amortizes finite lived intangible assets and liabilities over on the period during which the assets or liabilities are expected to contribute directly or indirectly to the future cash flows of the business acquired. The Company reviews finite lived intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. If the Company determines the carrying value of an intangible asset is not recoverable it will record an impairment charge to the extent its carrying value exceeds its estimated fair value. Impairments of intangible assets are recorded in "Impairment of assets" in the Company's combined statements of operations.

              Revenue recognition—The Company's revenue recognition policies are as follows:

              Operating lease income—The Company's leases have all been determined to be operating leases. Operating lease income is recognized on the straight-line method of accounting, generally from the later of the date the lessee takes possession of the space and it is ready for its intended use or the date of acquisition of the asset subject to existing leases. Accordingly, contractual lease payment increases are recognized evenly over the term of the lease. The periodic difference between lease income recognized under this method and contractual lease payment terms (i.e. straight-line rent) is

Safety Income and Growth REIT, Inc. Predecessor

Notes to Combined Financial Statements (Continued)

Note 3—Summary of Significant Accounting Policies (Continued)

recorded as deferred operating lease income receivable and is included in "Deferred operating lease income receivable, net" on the Company's combined balance sheets. The Company is also entitled to percentage rent pursuant to certain of its leases and records percentage rent as operating lease income when earned.

              Management estimates losses within its operating lease income receivable and deferred operating lease income receivable balances as of the balance sheet date and incorporates an asset-specific reserve based on management's evaluation of the credit risks associated with these receivables. As of December 31, 2015 and 2014, the Company did not have an allowance for doubtful accounts related to real estate tenant receivables or deferred operating lease income.

              Other income—Other income includes non-recurring lease termination fees and other ancillary income. For the year ended December 31, 2014, the Company recorded $3.4 million of other income related to an early lease termination.

              Income taxes—The Company operates its business in a manner consistent with its intention to qualify as a real estate investment trust (a "REIT"). As such, the combined financial statements of the Company have been prepared as if the Company qualified as a REIT for the periods presented. The Company intends to qualify as and elect to be taxed as a REIT under sections 856 through 859 of the Internal Revenue Code of 1986, as amended (the "Code") beginning with its taxable year ended December 31, 2017. The Company will be subject to federal and state income taxation at corporate rates on its net taxable income; the Company, however, may claim a deduction for the amount of dividends paid to its stockholders. Amounts distributed as dividends by the Company will be subject to taxation at the stockholder level only. While the Company must distribute at least 90% of its net taxable income to qualify as a REIT, the Company intends to distribute all of its net taxable income, if any, and eliminate federal and state taxes on undistributed net taxable income. Certain states may impose minimum franchise taxes. In addition, the Company is allowed certain other non-cash deductions or adjustments, such as depreciation expense, when computing its net taxable income and distribution requirement. These deductions permit the Company to reduce its dividend payout requirement under federal tax laws. For the periods presented, the Company did not have any taxable REIT subsidiaries that would be subject to taxation.

              Fair Values—The Company is required to disclose fair value information with regard to its financial instruments, whether or not recognized in the combined balance sheets, for which it is practical to estimate fair value. The Financial Accounting Standards Board ("FASB") guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. The Company determines the estimated fair values of financial assets and liabilities based on a hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the Company and the Company's own assumptions about market participant assumptions. The Company determined the carrying values of its financial instruments including cash and cash equivalents; operating lease income receivable; deferred operating lease income receivable, net; deferred expenses and other assets, net; and accounts payable, accrued expenses, and other liabilities approximated their the fair values of the instruments.

              New accounting pronouncements—In February 2016, the FASB issued Accounting Standards Update ("ASU") 2016-02, Leases ("ASU 2016-02"), which requires the recognition of lease assets and

Safety Income and Growth REIT, Inc. Predecessor

Notes to Combined Financial Statements (Continued)

Note 3—Summary of Significant Accounting Policies (Continued)

lease liabilities by lessees for those leases classified as operating leases. For operating leases, a lessee will be required to: (i) recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its statement of financial position; (ii) recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis and (iii) classify all cash payments within operating activities in its statement of cash flows. The accounting applied by a lessor is largely unchanged from that applied under previous GAAP. However, in certain instances a long-term lease of land could be classified as a sales-type lease, resulting in the lessor derecognizing the underlying asset from its books and recording a profit or loss on the sale and a net investment in the lease. ASU 2016-02 is effective for interim and annual reporting periods beginning after December 15, 2018. Early adoption is permitted. Management is evaluating the impact of the guidance on the Company's combined financial statements.

              In September 2015, the FASB issued ASU 2015-16, Simplifying the Accounting for Measurement-Period Adjustments ("ASU 2015-16") which requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustments are determined. The amendments in ASU 2015-16 require that the acquirer record, in the same period's financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. The amendments in ASU 2015-16 also require an entity to present separately on the face of the statement of operations or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. The guidance is effective for interim and annual reporting periods beginning after December 15, 2015. Early adoption is permitted for financial statements that have not been issued. Management does not believe the guidance will have a material impact on the Company's combined financial statements.

              In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers ("ASU 2014-09") which supersedes existing industry-specific guidance, including ASC 360-20, Real Estate Sales. The new standard is principles-based and requires more estimates and judgment than current guidance. Certain contracts with customers, including lease contracts and financial instruments and other contractual rights, are not within the scope of the new guidance. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers—Deferral of the Effective Date, to defer the effective date of ASU 2014-09 by one year. ASU 2014-09 is now effective for interim and annual reporting periods beginning after December 15, 2017. Early adoption is permitted beginning January 1, 2017. Management is evaluating the impact of the guidance on the Company's combined financial statements.

Safety Income and Growth REIT, Inc. Predecessor

Notes to Combined Financial Statements (Continued)

Note 4—Real Estate

              The Company's real estate assets were comprised of the following ($ in thousands):

	December 31, 2015	December 31, 2014
Land and land improvements, at cost(1)	$37,245	$31,871
Buildings and improvements, at cost	124,539	124,539
Less: accumulated depreciation	(58,104)	(54,987)

Real estate, net	$103,680	$101,423

(1)
During the year ended December 31, 2015, land with a carrying value of $5.4 million was contributed to the Company by iStar and a noncontrolling interest holder (refer to Note 5).

              Future Minimum Operating Lease Payments—Future minimum operating lease payments to be collected under non-cancelable leases, excluding percentage rent and other lease payments that are not fixed and determinable, in effect as of December 31, 2015, are as follows by year ($ in thousands):

	Leases with Fixed Escalations	Leases with Revenue Participation	Total
2016	$3,684	$10,032	$13,716
2017	3,730	10,032	13,762
2018	3,779	10,032	13,811
2019	3,826	10,032	13,858
2020	3,879	10,032	13,911

Note 5—Deferred Expenses and Other Assets, Net

              Deferred expenses and other assets, net, consist of the following items ($ in thousands):

	As of December 31,
	2015	2014
Lease incentives, net(1)	$38,185	$472
Leasing costs, net	772	334
Intangible assets(2)	150	166
Other	—	17

Deferred expenses and other assets, net	$39,107	$989

(1)
The amortization of lease incentives decreased operating lease income by $0.4 million and $0.1 million for the years ended December 31, 2015 and 2014, respectively.

(2)
Accumulated amortization on intangible assets was $0.2 million and $0.1 million as of December 31, 2015 and 2014, respectively.

Safety Income and Growth REIT, Inc. Predecessor

Notes to Combined Financial Statements (Continued)

Note 5—Deferred Expenses and Other Assets, Net (Continued)

              Lease incentives, net—During the year ended December 31, 2015, land with a carrying value of $5.4 million and a lease incentive asset of $38.1 million was contributed to the Company by iStar and a noncontrolling interest holder (refer to Note 4). The lease incentive related to above-market rent charged under a 99-year ground lease at one of the Company's consolidated properties.

              The estimated expense from the amortization of lease incentive assets for each of the five succeeding fiscal years is as follows ($ in thousands):

2016	$467
2017	467
2018	467
2019	467
2020	447

Note 6—Commitments and Contingencies

              Legal Proceedings—The Company evaluates developments in legal proceedings that could require a liability to be accrued and/or disclosed. Based on its current knowledge, and after consultation with legal counsel, the Company believes it is not a party to, nor are any of its properties the subject of, any pending legal proceeding that would have a material adverse effect on the Company's combined financial statements.

Note 7—Risk Management

              In the normal course of its ongoing business operations, the Company encounters credit risk. Credit risk is the risk of default on the Company's leases that result from a tenant's inability or unwillingness to make contractually required payments.

              Risk concentrations—Concentrations of credit risks arise when the Company has multiple leases with a particular tenant or credit party, or a number of the Company's tenants are engaged in similar business activities, or activities in the same geographic region, or have similar economic features, such that their ability to meet contractual obligations, including those to the Company, could be similarly affected by changes in economic conditions.

              The Company underwrites the credit of prospective tenants and often requires them to provide some form of credit support such as corporate guarantees. Although the Company's real estate assets are geographically diverse and the tenants operate in a variety of industries and property types, to the extent the Company has a significant concentration of operating lease income from any tenant, the inability of that tenant to make its payment could have a material adverse effect on the Company. During the year ended December 31, 2015, the Company's two largest tenants accounted for approximately $12.4 million and $4.0 million, or 67% and 21%, respectively, of the Company's revenues.

Note 8—Equity

              Safety Income and Growth REIT, Inc Predecessor Equity—Safety Income and Growth REIT, Inc. Predecessor Equity represents net contributions from and distributions to iStar. Most of the entities included in the predecessor's financial statements did not have bank accounts for the periods presented

Safety Income and Growth REIT, Inc. Predecessor

Notes to Combined Financial Statements (Continued)

Note 8—Equity (Continued)

and most cash transactions for the predecessor were transacted through bank accounts owned by iStar and are included in Safety Income and Growth REIT, Inc Predecessor Equity.

              Noncontrolling Interest—Noncontrolling interest represents a third-party interest in the Company that was consolidated by one of the entities in the Company's combined financial statements. In December 2015, the Company acquired the entire noncontrolling interest from the third party for $6.4 million.

Note 9—Subsequent Events

              The Company has evaluated events and transactions that have occurred since December 31, 2015 through November 9, 2016, the date the financial statements were available for issuance and noted no items requiring adjustments or additional disclosure to the combined financial statements.

Safety Income and Growth REIT, Inc. Predecessor

Schedule III—Real Estate and Accumulated Depreciation

	As of December 31, 2015
	Initial Cost to Company			Gross Amount Carried at Close of Period
			Cost Capitalized Subsequent to Acquisition
State	Land	Building and Improvements		Land	Building and Improvements	Total	Accumulated Depreciation		Date Acquired	Depreciable Life (Years)
	($ in thousands)
MD	$2,486	$—	$—	$2,486	$—	$2,486	$—		1999	—
TX	3,375	—	—	3,375	—	3,375	—		2005	—
TX	3,621	—	—	3,621	—	3,621	—		2005	—
CA	4,314	26,239	—	4,314	26,239	30,553	11,964		1998	39
CA	3,248	20,020	—	3,248	20,020	23,268	9,111		1998	39
CO	1,219	7,635	—	1,219	7,635	8,854	3,467		1998	39
UT	5,518	31,738	—	5,518	31,738	37,256	14,588		1998	39
WA	5,009	31,141	—	5,009	31,141	36,150	14,156		1998	39
MN	1,206	—	—	1,206	—	1,206	—		1999	—
MI	5,374	—	—	5,374	—	5,374	—		2015	—
WI	1,875	7,766	—	1,875	7,766	9,641	4,818		1999	40

Total	$37,245	$124,539	$—	$37,245	$124,539	$161,784	$58,104	(1)

(1)
The aggregate cost for federal income tax purposes was approximately $111.9 million at December 31, 2015.

              The following table reconciles real estate from January 1, 2015 to December 31, 2015:

As of December 31, 2015
($ in thousands)
Balance at January 1	$156,410
Other acquisitions	5,374

Balance at December 31	$161,784

              The following table reconciles accumulated depreciation from January 1, 2015 to December 31, 2015:

As of December 31, 2015
($ in thousands)
Balance at January 1	$54,987
Other acquisitions	3,117

Balance at December 31	$58,104

SAFETY INCOME AND GROWTH REIT, INC. PREDECESSOR
UNAUDITED COMBINED INTERIM FINANCIAL STATEMENTS

Safety Income and Growth REIT, Inc. Predecessor

Combined Balance Sheets

	September 30, 2016	December 31, 2015
	(In thousands)
	(unaudited)
ASSETS
Real estate
Real estate, at cost	$165,699	$161,784
Less: accumulated depreciation	(60,442)	(58,104)

Real estate, net	105,257	103,680
Cash and cash equivalents	—	22
Operating lease income receivable	416	2,624
Deferred operating lease income receivable, net	7,310	4,049
Deferred expenses and other assets, net	40,537	39,107

Total assets	$153,520	$149,482

LIABILITIES AND EQUITY
Liabilities:
Accounts payable, accrued expenses and other liabilities	$723	$227

Total liabilities	723	227

Commitments and contingencies (refer to Note 6)	—	—
Equity:
Safety Income and Growth REIT, Inc. Predecessor equity	152,797	149,255

Total equity	152,797	149,255

Total liabilities and equity	$153,520	$149,482

The accompanying notes are an integral part of the combined financial statements.

Safety Income and Growth REIT, Inc. Predecessor

Combined Statements of Operations

	For the Nine Months Ended September 30,
	2016	2015
	(In thousands)
	(unaudited)
Revenues:
Operating lease income	$13,965	$11,508
Other income	32	—

Total revenues	13,997	11,508

Costs and expenses:
Interest expense	6,232	5,371
Real estate expense	604	182
Depreciation and amortization	2,356	2,355
General and administrative	2,144	1,701

Total costs and expenses	11,336	9,609

Net income	2,661	1,899
Net income attributable to noncontrolling interest	—	(261)

Net income attributable to Safety Income and Growth REIT, Inc. Predecessor	$2,661	$1,638

The accompanying notes are an integral part of the combined financial statements.

Safety Income and Growth REIT, Inc. Predecessor

Combined Statements of Changes in Equity

For the Nine Months Ended September 30, 2016 and 2015

	Safety Income and Growth REIT, Inc. Predecessor Equity	Noncontrolling Interest	Total Equity
	(In thousands)
	(unaudited)
Balance as of December 31, 2014	$105,124	$—	$105,124
Net income	1,638	261	1,899
Net transactions with iStar Inc.	35,067	—	35,067
Contribution from noncontrolling interest	—	4,346	4,346
Distribution to noncontrolling interest	—	(493)	(493)

Balance as of September 30, 2015	$141,829	$4,114	$145,943

Balance as of December 31, 2015	$149,255	$—	$149,255
Net income	2,661	—	2,661
Net transactions with iStar Inc.	881	—	881

Balance as of September 30, 2016	$152,797	$—	$152,797

The accompanying notes are an integral part of the combined financial statements.

Safety Income and Growth REIT, Inc. Predecessor

Combined Statements of Cash Flows

	For the Nine Months Ended September 30,
	2016	2015
	(In thousands)
	(unaudited)
Cash flows from operating activities:
Net income	$2,661	$1,899
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation and amortization	2,356	2,355
Deferred operating lease income	(3,261)	(1,846)
Amortization of lease incentives	350	255
Changes in assets and liabilities:
Changes in operating lease income receivable	2,208	2,012
Changes in deferred expenses and other assets, net	(136)	(435)
Changes in accounts payable, accrued expenses and other liabilities, net	496	297

Cash flows provided by operating activities	4,674	4,537

Cash flows from investing activities:
Acquisition of real estate	(3,915)	—
Other investing activities	(1,662)	—

Cash flows used in investing activities	(5,577)	—

Cash flows from financing activities:
Net transactions with iStar Inc.	881	(4,044)
Distribution to noncontrolling interest	—	(493)

Cash flows provided by (used in) financing activities	881	(4,537)

Changes in cash and cash equivalents	(22)	—
Cash and cash equivalents at beginning of period	22	—

Cash and cash equivalents at end of period	$—	$—

Non-cash investing and financing activity (refer to Note 4 and Note 5):
Contribution from noncontrolling interest	$—	$4,346
Net transactions with iStar Inc.	—	39,111

The accompanying notes are an integral part of the combined financial statements.

Safety Income and Growth REIT, Inc. Predecessor

Notes to Combined Financial Statements

(unaudited)

Note 1—Business and Organization

              Safety Income and Growth REIT, Inc. (the "Company") is a Maryland corporation that was formed on October 24, 2016 as a wholly-owned subsidiary of iStar Inc. ("iStar"). Through a series of internal formation transactions, iStar intends to contribute a portfolio of 12 properties to the Company, 11 of which were owned as of September 30, 2015 and all of which were owned as of September 30, 2016. The properties are subject to long-term net leases consisting of seven ground net leases and one master lease relating to five properties. The Company intends to complete an initial public offering of shares of its common stock (the "Offering"). In connection with the Offering, the Company intends to file a registration statement on Form S-11 with the Securities and Exchange Commission. Upon completion of the Offering, it is expected that the Company will be externally managed by SFTY Manager LLC, an indirect, wholly-owned subsidiary of iStar pursuant to a management agreement.

              The combined financial statements of Safety Income and Growth REIT, Inc. Predecessor (see Note 2) include (A) for the period ended September 30, 2015: (i) 6 ground net leases and (ii) one master lease covering the accounts of five related properties and (B) for the period ended September 30, 2016: (i) 7 ground net leases and (ii) one master lease covering the accounts of five related properties. These 12 properties are located in ten states.

              The Company operates its business through one segment by owning, managing, acquiring and financing commercial properties subject to long-term net leases. The Company's leases are typically triple-net leases, meaning that the tenant is responsible for development costs, capital expenditures and all property operating expenses, such as maintenance, real estate taxes and insurance.

Note 2—Basis of Presentation and Principles of Combination

              Basis of Presentation—The accompanying combined financial statements of Safety Income and Growth REIT, Inc. Predecessor do not represent the financial position and results of operations of one legal entity, but rather a combination of entities under common control that have been "carved out" from iStar's consolidated financial statements. Historically, financial statements of the Company have not been prepared as it has not operated separately from iStar. These combined financial statements reflect the revenues and direct expenses of Safety Income and Growth REIT, Inc. Predecessor and include certain material assets of iStar that are specifically identifiable and generated through, or associated with, an in-place net lease, which have been reflected at iStar's historical basis given the contribution of the predecessor's business to the Company is a transaction under common control. These combined financial statements exclude the assets, liabilities and activities that occurred prior to the contribution of the in-place ground net lease related to the contribution transaction described in Notes 4 and 5.

              The preparation of these combined financial statements in conformity with generally accepted accounting principles in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. These combined financial statements include an allocation of general and administrative expenses and interest expense to the Company from iStar. General and administrative expenses include certain iStar corporate functions, including executive oversight, treasury, finance, human resources, tax compliance and planning, internal audit, financial reporting, information technology and investor relations. General and administrative expenses, including

Safety Income and Growth REIT, Inc. Predecessor

Notes to Combined Financial Statements (Continued)

(unaudited)

Note 2—Basis of Presentation and Principles of Combination (Continued)

stock based compensation, represent a pro rata allocation of costs from iStar's net lease and corporate business segments based on our average net assets as a percentage of iStar's average net assets. Interest expense was allocated to the Company by calculating its average net assets as a percentage of the average net assets in iStar's net lease business segment and multiplying that percentage by the interest expense allocated to iStar's net lease business segment. The Company believes the allocation methodology for the general and administrative expenses and interest expense is reasonable. Accordingly, the general and administrative expense allocation presented in our combined statements of operations for historical periods does not necessarily reflect what our general and administrative expenses will be as a standalone public company for future reporting periods. In the opinion of management, the accompanying combined financial statements contain all adjustments consisting of normal recurring adjustments necessary for a fair statement of the results for the interim periods presented.

              Most of the entities included in our predecessor's financial statements did not have bank accounts for the periods presented, and most cash transactions for our predecessor were transacted through bank accounts owned by iStar. The combined statements of cash flows for the periods presented were prepared as if operating, investing and financing transactions (refer to Note 4 and Note 5 for non-cash activity) for our predecessor had been transacted through its own bank accounts.

              During the nine months ended September 30, 2016, the Company determined that its classification of funding provided to a certain investment in a ground net lease for the six months ended June 30, 2016 was incorrectly classified as a component of cash flows provided by operating activities rather than cash flows used in investing activities. In addition, the Company determined that revenue relating to such fundings for the six months ended June 30, 2016 was incorrectly recorded as operating lease income rather than other income. Further, associated receivables were incorrectly accrued in deferred operating lease income receivable, net rather than deferred expenses and other assets, net. The Company evaluated the impact on the previously issued balance sheet and statements of cash flows and operations for the aforementioned period and concluded that it was not material. However, to present the impact of the correction, the Company will revise the amounts as those financial statements are presented in future filings beginning with its quarterly report on Form 10-Q for the quarterly period ending June 30, 2017. The impact of the corrections for the six months ended June 30, 2016 and as of June 30, 2016 are as follows ($ in thousands):

	As Reported	Adjustment	As Adjusted
Operating lease income	$9,246	$(17)	$9,229
Other income	—	9	9
Net income	1,806	(8)	1,798
Deferred operating lease income receivable, net	6,207	(10)	6,197
Deferred expenses and other assets, net	39,901	2	39,903
Cash flows provided by operating activities	3,271	699	3,970
Cash flows used in investing activities	(3,915)	(699)	(4,614)

              Principles of Combination—The combined financial statements include on a carve-out basis the historical balance sheets and statements of operations and cash flows attributed to the Company.

Safety Income and Growth REIT, Inc. Predecessor

Notes to Combined Financial Statements (Continued)

(unaudited)

Note 3—Summary of Significant Accounting Policies

              As of September 30, 2016, the Company's significant accounting policies, which are detailed in the Company's 2015 audited financial statements, have not changed materially.

              New accounting pronouncements—In February 2016, the FASB issued Accounting Standards Update ("ASU") 2016-02, Leases ("ASU 2016-02"), which requires the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases. For operating leases, a lessee will be required to: (i) recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its statement of financial position; (ii) recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis and (iii) classify all cash payments within operating activities in its statement of cash flows. The accounting applied by a lessor is largely unchanged from that applied under previous GAAP. However, in certain instances a long-term lease of land could be classified as a sales-type lease, resulting in the lessor derecognizing the underlying asset from its books and recording a profit or loss on the sale and a net investment in the lease. ASU 2016-02 is effective for interim and annual reporting periods beginning after December 15, 2018. Early adoption is permitted. Management is evaluating the impact of the guidance on the Company's combined financial statements.

              In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers ("ASU 2014-09") which supersedes existing industry-specific guidance, including ASC 360-20, Real Estate Sales. The new standard is principles-based and requires more estimates and judgment than current guidance. Certain contracts with customers, including lease contracts and financial instruments and other contractual rights, are not within the scope of the new guidance. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers—Deferral of the Effective Date, to defer the effective date of ASU 2014-09 by one year. ASU 2014-09 is now effective for interim and annual reporting periods beginning after December 15, 2017. Early adoption is permitted beginning January 1, 2017. Management is evaluating the impact of the guidance on the Company's combined financial statements.

Note 4—Real Estate

              The Company's real estate assets were comprised of the following ($ in thousands):

	September 30, 2016	December 31, 2015
Land and land improvements, at cost(1)(2)	$41,160	$37,245
Buildings and improvements, at cost	124,539	124,539
Less: accumulated depreciation	(60,442)	(58,104)

Real estate, net	$105,257	$103,680

(1)
During the nine months ended September 30, 2016, the Company acquired land for $3.9 million and simultaneously entered into a 99-year ground lease with the seller.

(2)
During the nine months ended September 30, 2015, land with a carrying value of $5.4 million was contributed to the Company by iStar and a noncontrolling interest (refer to Note 5).

Safety Income and Growth REIT, Inc. Predecessor

Notes to Combined Financial Statements (Continued)

(unaudited)

Note 4—Real Estate (Continued)

              Future Minimum Operating Lease Payments—Future minimum operating lease payments to be collected under non-cancelable leases, excluding percentage rent and other lease payments that are not fixed and determinable, in effect as of September 30, 2016, are as follows by year ($ in thousands):

	Leases with Fixed Escalations	Leases with Revenue Participation	Total
2016 (remaining three months)	$975	$2,508	$3,483
2017	3,947	10,032	13,979
2018	3,999	10,032	14,031
2019	4,049	10,032	14,081
2020	4,105	10,032	14,137

Note 5—Deferred Expenses and Other Assets, Net

              Deferred expenses and other assets, net, consist of the following items ($ in thousands):

	September 30, 2016	December 31, 2015
Lease incentives, net(1)	$37,834	$38,185
Leasing costs, net	801	772
Intangible assets(2)	139	150
Other assets(3)	1,763	—

Deferred expenses and other assets, net	$40,537	$39,107

(1)
The amortization of lease incentives decreased operating lease income by $0.4 million and $0.3 million for the nine months ended September 30, 2016 and 2015, respectively.

(2)
Accumulated amortization on intangible assets was $0.2 million as of September 30, 2016 and December 31, 2015.

(3)
Other assets includes a $1.7 million receivable related to the funding provided to a certain investment in a ground net lease the Company entered into during the nine months ended September 30, 2016 (refer to Note 6).

              Lease incentives, net—During the nine months ended September 30, 2015, land with a carrying value of $5.4 million and a lease incentive asset of $38.1 million was contributed to the Company by iStar and a noncontrolling interest holder (refer to Note 4). The lease incentive related to above-market rent charged under a 99-year ground lease at one of the Company's properties.

Safety Income and Growth REIT, Inc. Predecessor

Notes to Combined Financial Statements (Continued)

(unaudited)

Note 5—Deferred Expenses and Other Assets, Net (Continued)

              The estimated expense from the amortization of lease incentive assets for each of the five succeeding fiscal years is as follows ($ in thousands):

2016 (remaining three months)	$117
2017	467
2018	467
2019	467
2020	447

Note 6—Commitments and Contingencies

              Legal Proceedings—The Company evaluates developments in legal proceedings that could require a liability to be accrued and/or disclosed. Based on its current knowledge, and after consultation with legal counsel, the Company believes it is not a party to, nor are any of its properties the subject of, any pending legal proceeding that would have a material adverse effect on the Company's combined financial statements.

              Unfunded Commitments—In connection with a ground lease entered into during the nine months ended September 30, 2016, the Company committed to fund $5.1 million in construction costs associated with the construction of the Northside Forsyth Hospital Medical Center. As of September 30, 2016, $3.4 million of the Company's commitment remains unfunded.

Note 7—Risk Management

              In the normal course of its on-going business operations, the Company encounters credit risk. Credit risk is the risk of default on the Company's leases that result from a tenant's inability or unwillingness to make contractually required payments.

              Risk concentrations—Concentrations of credit risks arise when the Company has multiple leases with a particular tenant or credit party, or a number of the Company's tenants are engaged in similar business activities, or activities in the same geographic region, or have similar economic features, such that their ability to meet contractual obligations, including those to the Company, could be similarly affected by changes in economic conditions.

              The Company underwrites the credit of prospective tenants and often requires them to provide some form of credit support such as corporate guarantees. Although the Company's real estate assets are geographically diverse and the tenants operate in a variety of industries and property types, to the extent the Company has a significant concentration of operating lease income from any tenant, the inability of that tenant to make its payment could have a material adverse effect on the Company. During the nine months ended September 30, 2016, the Company's two largest tenants accounted for approximately $7.4 million and $4.0 million, or 53% and 28%, respectively, of the Company's revenues.

Note 8—Equity

              Safety Income and Growth REIT, Inc Predecessor Equity—Safety Income and Growth REIT, Inc. Predecessor Equity represents net contributions from and distributions to iStar. Most of the entities

Safety Income and Growth REIT, Inc. Predecessor

Notes to Combined Financial Statements (Continued)

(unaudited)

Note 8—Equity (Continued)

included in the predecessor's financial statements did not have bank accounts for the periods presented and most cash transactions for the predecessor were transacted through bank accounts owned by iStar and are included in Safety Income and Growth REIT, Inc Predecessor Equity.

              Noncontrolling Interest—Noncontrolling interest represents a third-party interest in the Company that is consolidated in the Company's combined financial statements. In December 2015, the Company acquired the entire noncontrolling interest from the third party for $6.4 million.

Note 9—Subsequent Events

              The Company has evaluated events and transactions that have occurred since September 30, 2016 through December 22, 2016, the date the financial statements were available for issuance and noted no items requiring adjustments or additional disclosure to the combined financial statements.

Safety Income and Growth REIT, Inc.
Unaudited Pro Forma Financial Statements

              Safety Income and Growth REIT, Inc. (the "Company") is a Maryland corporation formed on October 24, 2016 to acquire the equity of entities owning interests in certain ground and other net lease properties controlled and managed by iStar Inc. ("iStar"). Prior to the completion of its initial public offering, or this offering, the Company will be a wholly-owned subsidiary of iStar. Upon completion of this offering, the Company will be externally managed by SFTY Manager LLC, (the "Manager"), an indirect, wholly-owned subsidiary of iStar. The Company expects that iStar will own approximately        % of its outstanding common stock.

              As used in these unaudited pro forma financial statements, unless the context otherwise requires, "we," "us," and "our company" mean the Predecessor (as defined below) for the periods presented and the Company upon consummation of this offering, the concurrent iStar placement and the formation transactions discussed below.

              We will engage in a series of formation transactions, which will be consummated prior to or concurrently with the completion of this offering and the concurrent iStar placement that will enable us to (i) acquire the ground and other net lease property portfolio of the Predecessor through our operating partnership subsidiary, Safety Income and Growth Operating Partnership LP, a Delaware limited partnership formed on October 17, 2016, or the Operating Partnership, in exchange for the issuance of operating partnership units to iStar, which iStar will immediately contribute to us in exchange for shares of our common stock; (ii) facilitate this offering and the concurrent iStar placement; and (iii) elect to be and qualify as a REIT for U.S. federal income tax purposes commencing with the taxable year ending December 31, 2017. We are the sole general partner of the Operating Partnership, own 100% of the interests in it, and have control over major decisions, including the decisions related to the sale or refinancing of the Properties. Substantially all of our business activities will be conducted through the Operating Partnership.

              Safety Income and Growth REIT Inc. Predecessor (the "Predecessor") is not a legal entity but rather a combination of entities that will be owned by iStar until the completion of the formation transactions. The Predecessor owns interests in 12 properties, including land, buildings and improvements thereon (the "Properties") which are leased to eight tenants and located in ten states. We will record the acquisition of the interests in the Predecessor at iStar's historical cost basis. Refer to the "Business and Properties" section of this prospectus for a more detailed description of each of the Properties.

              The unaudited pro forma financial statements as of and for the nine months ended September 30, 2016, and for the year ended December 31, 2015 are presented as if: (i) this offering, the concurrent iStar placement and the use of proceeds therefrom; (ii) the formation transactions; (iii) certain other transactions; (iv) entry into our management agreement with the Manager; and (v) the payment by iStar of certain of our expenses in an amount not to exceed $25 million, took place concurrently on September 30, 2016 for the unaudited pro forma balance sheet and on January 1, 2015 for the unaudited pro forma statements of operations.

              The unaudited pro forma adjustments included herein reflect: (i) the combination of the entities of the Predecessor, which will occur through the acquisition, by our Operating Partnership, of the entities owning the Properties in consideration of the issuance of operating partnership units to iStar (which iStar will immediately contribute to us for shares of our common stock); (ii) the issuance of shares of our common stock in this offering and the concurrent iStar placement; and (iii) a $170.0 million distribution to iStar with a portion of the net proceeds from this offering and the concurrent iStar placement.

              The unaudited pro forma financial statements should be read in conjunction with the historical combined financial statements of the Predecessor, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" presented elsewhere in this prospectus. The unaudited pro forma financial statements: (i) are based on available information and assumptions that we believe are reasonable; (ii) are presented for informational purposes only; (iii) do not purport to represent our financial position or results of operations that would actually have occurred assuming completion of the formation transactions, this offering, the concurrent iStar placement and other adjustments described above assuming each had occurred on September 30, 2016 for the unaudited pro forma balance sheet or on January 1, 2015 for the unaudited pro forma statements of operations; and (iv) do not purport to be indicative of our financial position or future results of operations.

Safety Income and Growth REIT, Inc.
Pro Forma Balance Sheet
As of September 30, 2016
(Unaudited, in thousands)

	(A) Predecessor	Formation Transactions and Offering		Use of Proceeds from Offering		Other Adjustments		Company Pro Forma
ASSETS
Real estate
Real estate, at cost	$165,699	$—		$—		$—		$165,699
Less: accumulated depreciation	(60,442)	—		—		—		(60,442)

Real estate, net	105,257	—		—		—		105,257
Cash and cash equivalents	—	250,000	(B)	(170,000)	(C)	25,000	(D)	80,000
						(25,000)	(D)
Operating lease income receivable	416	—		—		—		416
Deferred operating lease income receivable, net	7,310	—		—		—		7,310
Deferred expenses and other assets, net	40,537	—		—		—		40,537

Total assets	$153,520	$250,000		$(170,000)		$—		$233,520

LIABILITIES AND EQUITY
Liabilities:
Accounts payable, accrued expenses and other liabilities	$723	$—		$—		$—		$723
Debt obligations, net	—	—		—		—		—

Total liabilities	723	—		—		—		723

Equity:
Safety Income and Growth REIT, Inc. Predecessor equity	152,797	(152,797)	(E)	—		—		—
Common stock	—	—		—		—		—
Additional paid-in capital	—	250,000	(B)	(170,000)	(C)	25,000	(D)	232,797
		152,797	(E)	—		(25,000)	(D)	—
Retained earnings (deficit)	—	—		—		—		—

Total equity	152,797	250,000		(170,000)		—		232,797

Total liabilities and equity	$153,520	$250,000		$(170,000)		$—		$233,520

(A)
Reflects the historical combined balance sheet of the Predecessor as of September 30, 2016. Because the entities comprising the Predecessor were under common control for the period presented, the Predecessor's assets and liabilities are recorded at iStar's historical cost basis.

(B)
Reflects assumed gross proceeds from this offering of $237.5 million and the concurrent iStar placement of $12.5 million and the amount attributable to common stock and additional paid-in capital.

(C)
iStar will initially contribute the Properties for 100% of the equity of the Company. Subsequent to this offering and the concurrent iStar placement, the Company will make a distribution of $170.0 million to iStar.

(D)
Represents estimated offering expenses, which includes the underwriting discounts and commissions and other offering costs (assuming no exercise of the underwriters' option to purchase additional shares). These costs will be charged against gross offering proceeds upon completion of this offering and the concurrent iStar placement. We expect that $             million will be charged against additional paid-in capital as offering costs and $             million will be charged against retained earnings as formation costs. iStar has agreed to pay the underwriting discounts and commissions payable to the underwriters in connection with this offering, our other offering expenses and our expenses incurred in connection with the concurrent iStar placement, in an aggregate amount not to exceed $25 million. The payment of such costs will be accounted for as a contribution from iStar.

(E)
Reflects the ultimate issuance of shares of our common stock to iStar in exchange for the Properties.

Safety Income and Growth REIT, Inc.
Pro Forma Statements of Operations
(Unaudited, in thousands, except per share data)

	(A) Predecessor	Adjustments		Company Pro Forma
For the Year Ended December 31, 2015
Revenues:
Operating lease income	$18,518	$—		$18,518
Other income	7	—		7

Total revenues	18,525	—		18,525

Costs and expenses:
Interest expense	7,354	—		7,354
Real estate expense	217	—		217
Depreciation and amortization	3,140	—		3,140
General and administrative	2,302	2,328	(B)(C)	4,630

Total costs and expenses	13,013	2,328		15,341

Net income	5,512	(2,328)		3,184
Net income attributable to noncontrolling interest	(364)	—		(364)

Net income attributable to Safety Income and Growth REIT, Inc. Predecessor	$5,148	$(2,328)		$2,820

Pro forma basic and diluted earnings per share				$—	(D)
For the Nine Months Ended September 30, 2016
Revenues:
Operating lease income	$13,965	$—		$13,965
Other income	32	—		32

Total revenues	13,997	—		13,997

Costs and expenses:
Interest expense	6,232	—		6,232
Real estate expense	604	—		604
Depreciation and amortization	2,356	—		2,356
General and administrative	2,144	1,746	(B)(C)	3,890

Total costs and expenses	11,336	1,746		13,082

Net income	$2,661	$(1,746)		$915

Pro forma basic and diluted earnings per share				$—	(D)

(A)
Reflects the historical combined statements of operations of the Predecessor for the year ended December 31, 2015 and the nine months ended September 30, 2016. Because the entities comprising the Predecessor were under common control for the periods presented, the Predecessor's operations are recorded at iStar's historical cost basis.

(B)
The Company expects that its general and administrative expenses will change from its historical general and administrative expenses as a result of becoming a stand-alone publicly-traded company, including but not limited to directors and officers insurance, Sarbanes-Oxley compliance costs, incremental audit, tax and legal fees and other corporate overhead. An adjustment to general and administrative expenses has not been made in the pro forma statements of operations as such expenses are not currently factually supportable.

(C)
The Company's management fee is calculated based upon the sum of 1.0% per annum of the Company's total equity up to and including $2.5 billion and 0.75% of the Company's total equity in excess of $2.5 billion. This fee will not be charged by our manager for the first two years of the management agreement. We will also reimburse our manager for all operating expenses incurred by our manager in providing services under the management agreement from the outset of the agreement, including expenses related to legal, accounting, due diligence and other services.

(D)
Pro forma basic and diluted earnings per share equals pro forma net income attributable to equity owners divided by the number of shares of the Company's common stock expected to be outstanding after this offering.

              Until                  (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

                        SHARES

SAFETY INCOME AND GROWTH REIT, INC.

Common Stock

PROSPECTUS

BofA Merrill Lynch	J.P. Morgan

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.    Other expenses of issuance and distribution.

              The following table shows the fees and expenses, other than underwriting discounts and commissions, to be paid by us in connection with the sale and distribution of the securities being registered hereby. All amounts except the SEC registration fee are estimated.

Securities and Exchange Commission registration fee	$	*
Financial Industry Regulatory Authority, Inc. filing fee	$	*
New York Stock Exchange listing fee	$	*
Legal fees and expenses (including Blue Sky fees)	$	*
Accounting fees and expenses	$	*
Printing and engraving expenses	$	*
Transfer agent fees and expenses	$	*
Miscellaneous	$	*

Total	$	*

*
To be furnished by amendment.

Item 32.    Sales to Special Parties.

              None.

Item 33.    Recent sales of unregistered securities.

              On October 24, 2016, we issued 100 shares of our common stock to iStar Inc. for an aggregate purchase price of $100. We will repurchase these shares at cost upon completion of this offering. Such issuance was exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) thereof.

Item 34.    Indemnification and limitation of directors' and officers' liability.

              Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty that was established by a final judgment and was material to the cause of action. Our charter contains a provision that eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.

              The MGCL requires us (unless our charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

  •
  the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

  •
  the director or officer actually received an improper personal benefit in money, property or services; or

  •
  in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

              However, under the MGCL, we may not indemnify a director or officer in a suit by us or in our right in which the director or officer was adjudged liable to us or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

              In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of:

  •
  a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by us; and

  •
  a written undertaking by the director or officer or on the director's or officer's behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

              Our charter and bylaws obligate us to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

  •
  any present or former director or officer who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in that capacity;

  •
  any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, member manager, or trustee of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in that capacity; or

  •
  any individual who served any predecessor of our company in a similar capacity, who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in such capacity.

              Our charter and bylaws also permit us, with the approval of our board of directors, to indemnify and advance expenses to any employee or agent of our company or a predecessor of our company.

              Upon completion of this offering, we intend to enter into indemnification agreements with each of our directors and executive officers providing for the indemnification by us for certain liabilities and expenses incurred as a result of actions brought, or threatened to be brought, against (i) our directors and executive officers and (ii) our executive officers who are former members, managers, stockholders, directors, limited partners, general partners, officers or controlling persons of our predecessor in their capacities as such.

              Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 35.    Treatment of proceeds from stock being registered.

              None of the proceeds will be credited to an account other than the appropriate capital share account.

Item 36.    Financial statements and exhibits.

(a)
Financial Statements.

              See page F-1 for an index to the financial statements and schedules included in this registration statement.

(b)
Exhibits.    The following is a complete list of exhibits filed as part of the registration statement, which are incorporated herein:

Exhibit number		Exhibit description
1.1	*	Form of Underwriting Agreement among Safety Income and Growth REIT, Inc. and the underwriters named therein
3.1	*	Form of Articles of Amendment and Restatement of Safety Income and Growth REIT, Inc.
3.2	*	Form of Bylaws of Safety Income and Growth REIT, Inc.
4.1	*	Specimen Common Stock Certificate of Safety Income and Growth REIT, Inc.
5.1	*	Opinion of Clifford Chance US LLP (including consent of such firm)
8.1	*	Tax Opinion of Clifford Chance US LLP (including consent of such firm)
10.1	*	Form of First Amended and Restated Limited Partnership Agreement of Safety Income and Growth Operating Partnership LP
10.2	*†	Form of Equity Incentive Plan
10.3	*	Form of Indemnification Agreement
10.4	*	Form of Management Agreement
10.5	*	Form of Exclusivity Agreement
10.6	*	Form of Revolving Credit Agreement
10.7	*	Form of Registration Rights Agreement among Safety Income and Growth REIT, Inc. and iStar Inc.
21.1	*	List of subsidiaries of Safety Income and Growth REIT, Inc.
23.2	*	Consent of Clifford Chance US LLP (included in Exhibit 5.1)
23.2	*	Consent of Clifford Chance US LLP (included in Exhibit 8.1)
23.3	*	Consent of PricewaterhouseCoopers
23.4	*	Consent of Rosen Consulting Group
24.1		Power of Attorney (included on the signature page of the registration statement)

*
To be filed by amendment.

†
Indicates management contract or compensatory plan.

Item 37.    Undertakings.

  1.
  (a)    The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  2.
  (b)    Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (or the Securities Act), may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  3.
  (c)    The undersigned registrant hereby further undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

              Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on                  , 2016.

Safety Income and Growth REIT, Inc.
By:
	Name:	Jay Sugarman
	Title:	Chief Executive Officer

 POWER OF ATTORNEY

              We, the undersigned officers and directors of Safety Income and Growth REIT, Inc., hereby severally constitute and appoint Jay Sugarman, Nina B. Matis and Geoffrey G. Jervis, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any other registration statement for the same offering pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

              Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates as indicated.

Name	Title	Date

Jay Sugarman	Chairman of the Board, Chief Executive Officer (Principal Executive Officer) and Director	, 2016
Geoffrey G. Jervis	Chief Operating and Chief Financial Officer (Principal Accounting and Financial Officer)	, 2016

EXHIBIT INDEX

Exhibit number		Exhibit description
1.1	*	Form of Underwriting Agreement among Safety Income and Growth REIT, Inc., Safety Income and Growth Operating Partnership LP, SFTY Manager LLC and the underwriters named therein
3.1	*	Form of Articles of Amendment and Restatement of Safety Income and Growth REIT, Inc.
3.2	*	Form of Bylaws of Safety Income and Growth REIT, Inc.
4.1	*	Specimen Common Stock Certificate of Safety Income and Growth REIT, Inc.
5.1	*	Opinion of Clifford Chance US LLP (including consent of such firm)
8.1	*	Tax Opinion of Clifford Chance US LLP (including consent of such firm)
10.1	*	Form of First Amended and Restated Limited Partnership Agreement of Safety Income and Growth Operating Partnership LP
10.2	*†	Form of Equity Incentive Plan
10.3	*	Form of Indemnification Agreement
10.4	*	Form of Management Agreement
10.5	*	Form of Exclusivity Agreement
10.6	*	Form of Revolving Credit Agreement
10.7	*	Form of Registration Rights Agreement among Safety Income and Growth REIT, Inc. and iStar Inc.
21.1	*	List of subsidiaries of Safety Income and Growth REIT, Inc.
23.2	*	Consent of Clifford Chance US LLP (included in Exhibit 5.1)
23.2	*	Consent of Clifford Chance US LLP (included in Exhibit 8.1)
23.3	*	Consent of PricewaterhouseCoopers
23.4	*	Consent of Rosen Consulting Group
24.1		Power of Attorney (included on the signature page of the registration statement)

*
To be filed by amendment.

†
Indicates management contract or compensatory plan.